As filed with the Securities and Exchange Commission on September 22, 2021.
Registration No. 333-259167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Remitly Global, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	83-2301143
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1111 Third Avenue, Suite 2100
Seattle, WA 98101
(888) 736-4859
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Oppenheimer
Chief Executive Officer
Remitly Global, Inc.
1111 Third Avenue, Suite 2100
Seattle, WA 98101
(888) 736-4859
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William Bromfield James Evans Katherine Duncan Aman Singh Fenwick & West LLP 1191 Second Avenue 10th Floor Seattle, WA 98101 (206) 389-4510	Saema Somalya General Counsel Remitly Global, Inc. 1111 Third Avenue Suite 2100 Seattle, WA 98101 (888) 736-4859	Byron B. Rooney Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share	13,987,194	$42.00	$587,462,148	$64,093
(1)Includes 1,824,417 shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(2)Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act.
(3)Of this amount, the Registrant previously paid $64,093 in connection with the initial filing of and Amendment No. 1 to this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and neither we nor the selling stockholders seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated September 22, 2021.
12,162,777 Shares
Common Stock

This is the initial public offering of our common stock. We are offering 7,000,000 shares of our common stock and the selling stockholders identified in this prospectus, which include members of our board of directors and senior management, are offering an additional 5,162,777 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
Prior to this offering, there has been no public market for our shares of common stock. It is currently estimated that the initial public offering price per share will be between $38.00 and $42.00 per share.
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “RELY.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements. For more information, see the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company.”
PayU Fintech Investments B.V., an existing stockholder, has separately agreed to purchase a number of shares of our common stock with an aggregate purchase price of up to $25.0 million, at a price per share equal to the initial public offering price in a private placement. Based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, this would be 625,000 shares of common stock. The private placement is conditioned on the closing of this offering and other conditions to closing. See the section titled “Private Placement.”

See the section titled “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Remitly Global, Inc.	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$
______________
(1)See the section titled “Underwriting” of this prospectus for additional information regarding total underwriting compensation.
The underwriters have an option to purchase up to an additional 1,269,627 shares from us and up to an additional 554,790 shares from the selling stockholders at the initial public offering price, less the underwriting discount. We will not receive any proceeds from the sale of shares by the selling stockholders.
The underwriters expect to deliver the shares against payment in New York, New York, on or about               , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan
Barclays	Citigroup	William Blair
JMP Securities	KeyBanc Capital Markets	Nomura

Prospectus dated                 , 2021

Remitly

Our Vision

Transform the lives of immigrants and their families by providing the most trusted financial service products on the planet.

5M+

Customers

1700+

Corridors

75

Currencies

$16B

Send Volume

(LTM Q2 2021)

6x+

Avg 5 year LTV/CAC

(For customers acquired in 2019)

See "Glossary of Terms Used in This Prospectus" on p. iii for a definition of LTV/CAC.

"My family is all over the world and I know I will be sending more to them during this time. As long as I know when the money will be delivered to them, then I know it will be okay. I really appreciate that **Remitly delivers on promises**."

–Raghuvir, Remitly customer since 2017

"As an overseas foreign worker, sending money back home is a way of life. This is one of reasons why I am here, to somehow help my family financially. **Remitly serves as a bridge from me to them.** Amazingly in a heartbeat they can get the money that I sent to them without any hassle. I am thankful for your service because it lessens my worries and I am confidently sure that they can get my hard earned money."

–Reyseil, Remitly customer since 2019

"In times when families back home need a hand, you need a service that's **swift and reliable**—that's Remitly."

–Clarita, Remitly customer since 2020

Letter from Matt Oppenheimer, Co-Founder and CEO

Josh, Shivaas, and I started Remitly 10 years ago with a singular vision: to transform the lives of immigrants and their families by providing the most trusted financial services on the planet.

Inspiration
To truly understand the inspiration behind this audacious vision, we need to set the clock back about 30 years. My parents always believed in the importance of exploration and understanding. And so, with their support and guidance, I had the great privilege from a young age to travel -- to see different parts of the world, hear different perspectives, and learn to have empathy for people from all walks of life.

The most beautiful lesson that I've learned is that humans are diverse and extraordinary. The most difficult lesson I've learned is that poverty is a reality for far more people than you would imagine. In fact, nearly half of the world's population lives on less than $5.50 a day. For many of us, that number represents our daily morning coffee. The disparity is cruel.

The combination of my travels and the observation of these deep inequities defined who I am as a person and my perspective on the world. It solidified my view that everyone, regardless of geography or economic means, deserves the opportunity to live a joyful and abundant life. And from that view, my purpose was clear: I would use my time, energy, and resources to influence a reality where a joyful and abundant life is within reach for every deserving individual.

In 2010, I was living in Kenya and working on mobile and internet banking initiatives for Barclays Bank Kenya. I was engaged in the local community, and began to understand and appreciate the significance of cross-border remittances.

For many of my Kenyan friends, money that they received from loved ones across borders represented a significant portion of their income and supported their most basic living necessities -- in many cases, allowing them to keep a roof over their heads and food on their tables. I learned that at an aggregate level, remittances account for $540 billion sent abroad to developing countries, lifting families and individuals around the world out of poverty and into increased opportunities.

At the same time, I was being compensated for my role at Barclays in British pounds; I was living in Kenyan shillings, and eventually I had to convert money back to U.S. dollars. The process to do this was complicated, inconvenient, and expensive.

It was at this important intersection that my growing awareness of poverty versus prosperity, my deepening understanding of the impact of cross-border remittances, and my personal experience with the challenges and cost of sending and converting money all collided. And that is where the inspiration for Remitly was born.

Laying the groundwork
Some of the early words of wisdom I received as a budding entrepreneur were to fall in love with a problem, not a solution. And by 2011, I had identified a problem that I was passionate about: Remittances have the profound ability to elevate lives and economies around the world, but the systems and infrastructure that enable them are broken and work to the disadvantage of those who depend on them most. I was motivated by my uncompromising belief that the remittance industry was ripe for disruption -- that a relentless effort to innovate, challenge the status quo and leverage digital technology to influence change could open doors of possibility for deserving people around the world that had long been closed.

In the very early days, Josh, Shivaas and I asked ourselves what it would take to build a strong, sustainable business capable of solving this monumental problem. We believed then, as we believe today, that it all begins and ends with culture, culture that is first and foremost rooted in customer-centricity, culture that is inspired by a shared set of core values and driven by a single unifying vision.

As we began laying the foundation, we remained open to learning and adapting as we grew. But one thing that remains as true today as it was in the beginning, is that Remitly exists to serve immigrant customers and to transform their lives with trusted financial services products, designed specifically to meet their needs.

What we've built

We built Remitly for our customers -- they are at the center of all that we do, and they are heroes. They are immigrants who move far away from home to build a better life for themselves, and to honor commitments they've made to ensure a bright future for their families across borders. They contribute meaningfully to the communities they move to, as much as to those where they come from. Their road is often fraught with challenges as they navigate the complexities of learning new languages, adapting to new cultures, facing arbitrary policies, harmful rhetoric, and inhibited access to formal financial systems. Yet our customers persevere and as part of their journey, they regularly send money home to support their families.

We are incredibly proud of how far we've come and we're humbled by the number of customers we've had the honor of serving. In just 10 years, we've built a leading digital remittance platform that is scaled and growing fast. As of June 30, 2021, we've served more than 5 million customers sending billions of dollars each year to their loved ones around the world. We've expanded from a single remittance corridor launched in 2012 to more than 1,700 corridors today, including 17 send countries and more than 115 receive countries. We've grown our team to more than 1,600 Remitlians, spread across eight global offices, unified by vision, guided by culture, and inspired by the work we get to do each day. We have remained true to our values, and have kept our customers at the center of every decision we make.

The future

The future for Remitly is bright. While we've made exceptional progress thus far, we still represent just 1% of the remittance market. We will continue to improve our remittance product and seek to earn the trust and loyalty of millions of new customers by delivering peace of mind. We will continue to invest in solving new problems and deliver a suite of products that are designed to quell key pain points and meet customers' unique needs.

It is my deepest desire and unwavering commitment to honor my purpose every day, to focus relentlessly on building a strong and enduring business that will serve our customers well for many years to come, and to contribute to a joyful and abundant life for every deserving individual.

As we often say at Remitly -- We're Just Getting Started!

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we, nor the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, nor the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.
i

Remitly, the Clasped Hand logo, Passbook by Remitly, Hui Mei Yi (Remitly in Chinese characters), Remitly Promises Delivered + Clasped Hand logo, Remitly + Clasped Hand logo are the trademarks and service marks of Remitly. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, our trademarks, trade names and service marks referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks.
ii

GLOSSARY OF TERMS USED IN THIS PROSPECTUS
Throughout this prospectus, we use a number of key terms and provide a number of key business metrics used by management and other terms commonly used in the industry. Some of these key business metrics are discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measure.” We define these terms as follows:
“Active customers” is defined as the number of distinct customers that have successfully completed at least one transaction using Remitly during a given calendar quarter. We identify customers through unique account numbers.
“Corridor” is a pairing of a send country, from which a customer can send a remittance, with a specific receive country to which such remittance can be sent. We analyze our business at the corridor level because customer behavior and needs, fees and exchange rates, distribution partners and a variety of other factors are specific to the pairing of particular countries and cannot be generalized across other broader groupings. When we establish a new send country, we typically enable customers in that send country to send to new corridors representing all the established receive countries in our network; conversely, when we launch a new receive country, we enable customers from any of our established send countries to send to new corridors represented by the new receive country.
“Customer Acquisition Cost” or “CAC” refers to direct marketing expenses deployed to acquire new customers. Direct marketing expenses exclude experimental spend used to test new marketing channels, creative production expenses, endorser costs, customer research expenses, agency fees, personnel costs, or other fixed operating expenses that support the marketing team.
“Customer liabilities” are defined as transactions processed from customers but not yet disbursed to recipients. Customer liabilities are typically funds in-transit and the duration is typically one to two days.
“Lifetime value” or “LTV” is the projected average revenue, net of transaction expenses, during five years of a customer’s relationship with the business, though data suggests customers continue to transact beyond this time. When actual data is not available, future periods are projected based on robust statistical models that source thousands of existing customer observations.
“LTV/CAC” is defined as the ratio of Lifetime value to Customer Acquisition Cost and is calculated as the Lifetime value divided by CAC. We use this metric to assess return on marketing spend. For the customers acquired during the year ended December 31, 2019, the five-year LTV/CAC ratio was over 6x, representing an estimated 5-year LTV of $195.1 million divided by a CAC of $29.7 million. The five-year LTV/CAC ratio for the customers acquired during the year ended December 31, 2020 was higher than that for December 31, 2019; however, customer acquisition costs during the year ended December 31, 2020 were unusually low due to the impacts of the COVID-19 pandemic. We believe that the low levels of customer acquisition costs for the year ended December 31, 2020 were an outlier and not indicative of expected customer acquisition costs in future periods.
“Order completion rate” is defined as the sum of daily unique customers who complete a transaction over the sum of daily unique customers who sign-in.
“Send volume” is defined as the sum of all customer’s principal, measured in U.S. dollars, related to transactions completed during a given period. The customer’s principal is net of cancellations, does not include transaction fees from customers, and does not include any credits, offers, or bonuses applied to the transaction by us.
“Sidelining” is defined as pausing a remittance transaction for further risk review prior to disbursement of funds.
iii

Prospectus Summary

“This is just one of the small things I can do for my family, helping them financially. Thank you Remitly! **Your service is fast, easy, and convenient.**”

–Jovelyn, Remitly customer since 2016

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Remitly Global,” “Remitly,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Remitly Global, Inc. and our consolidated subsidiaries, taken as a whole. References in this prospectus to “selling stockholders” refer to those individuals and entities identified as selling stockholders in “Principal and Selling Stockholders.” Unless otherwise stated, all references to “$” in this prospectus refer to U.S. dollars.
Our Vision
Transform the lives of immigrants and their families by providing the most trusted financial services on the planet.
Our Beginning
The inspiration behind Remitly came when Matt, our co-founder and Chief Executive Officer, was working in Kenya. There, Matt realized how reliant some families were on the money sent from their loved ones working abroad. He also saw how difficult it was to send and receive money overseas – the process was painful, opaque, and expensive. This first-hand look at cross-border remittances was an eye-opener, and Matt became convinced there was a better way.
In 2011, Josh and Shivaas, our two other co-founders, joined Matt to start Remitly and began working on the problem immediately. Their goal was to make a difference for immigrant communities by using technology to initially disrupt traditional cross-border remittances.
Ten Years Later
Today, Remitly is a leading digital financial services provider for immigrants and their families in over 135 countries around the world. Looking back over the last ten years, we have remained committed to our initial goal: to help millions of immigrants send money home in a safe, reliable, and transparent manner. The long-term, trusted relationships we foster with our customers have enabled us to expand our core cross-border remittance product to over 1,700 corridors worldwide and extend our offering to a broader suite of financial services.
Our customers are at the heart of everything we do. They are primarily immigrants from developing countries who have moved away from their families to seek new opportunities and build a better life for themselves and their loved ones. While our customers may be physically distant, they remain closely connected with and deeply committed to their family and friends back home – often sending money home multiple times per month. Through their individual experiences, they help us define how we design and build best-in-class services. Our relentless focus on our customers underpins our commitment to do everything in our power to ensure their hard-earned money reaches their families back home.
Our Opportunity
Cross-border remittance and banking are two of the largest financial services markets in the world. The cross-border remittance market alone is estimated to be approximately $1.5 trillion in total migrant remittance inflow volume in 2020 (including both formal and informal person-to-person channels) and generates over $40 billion in transaction fees globally. The scale of this industry is an indicator of the essential role remittance plays in our economy and society.
However, the traditional approach has been challenged by both the lack of innovation and financial inclusivity. Dominated by banks, operators of brick-and-mortar locations, and informal channels, the players in these markets typically rely on disparate legacy systems and processes. This results in a poor customer experience and additional operating costs that are passed down to the customer. When technology is used, these players typically utilize solutions that may not be scalable, integrated, or built to address cultural and local market requirements of the diverse immigrant communities that they serve.
Today, there are over 280 million immigrants world-wide who may be excluded from fair access to everyday financial services used to build wealth and financial security. For them, sending money internationally is often unreliable, inconvenient, and expensive. The experience can also be daunting – they risk having their identity stolen, losing their money or having no way to ask a service question at a moment in need. Additional financial services, even when available to them, such as savings, credit, investments, and insurance products, often come with high fees, and can be deceptive.
What Sets Us Apart
Our core proposition is to bring trust, reliability, and a fair and transparent price to cross-border remittances and broader financial services.
To deliver our proposition, we have a differentiated approach that aligns with the specific needs and interests of our customers and solves the problems immigrant communities often face in making remittances. There are four core elements to our differentiated approach:
•Providing a simple and reliable way of sending money with our mobile-centric suite of products,
•Conveniently putting money in the hands of our customers’ families, wherever they are, by relying on our global network,
•Creating trusted and personalized experiences with our localization expertise at scale, and
•Using our data-driven approach to better serve our customers and provide more value.
Providing a Simple and Reliable Way of Sending Money with Our Mobile-Centric Suite of Products
On June 30, 2021, over 85% of our customers engaged with us via our mobile app, shifting what traditionally required waiting in line to speak with an agent to the palm of their hands. Also as of June 30, 2021, our mobile app had a 4.9 iOS App Store rating with more than 450,000 reviewers and a 4.8 Android Google Play rating with more than 170,000 reviewers.
We have achieved this level of engagement and these high ratings by designing mobile-centric products that make the customer experience simple and convenient and give our customers complete peace of mind.
Our mobile app for cross-border remittances provides an easy-to-use, end-to-end process. From the moment a customer connects their banking information to our app, they can send money home in minutes with just five taps for repeat transactions. Our customers and their families can also track the status of their transactions in real-time. This mobile-centric experience enables us to engage beyond the initial transaction, generating strong repeat usage and high customer loyalty.

Key features of our services, which fuel our customer value proposition, include:
•Trusted and intuitive digital experience. Our digitally-native app is both easy to use and designed with security in mind. Customer onboarding and repeat logins are quick and easy, and we strive to keep customer data secure across log-in and transactions by leveraging multiple security layers.
•Simple onboarding process. Our simple step-by-step onboarding flow was designed to minimize friction and ensure our customers have to enter their profile information only during their first transaction. Our electronic Know Your Customer (“KYC”), machine learning-based fraud scoring and payment authentication processes all take place in real-time to give our customers immediate feedback.
•Centralized portal for easy account management. MyRemitly is a one-stop hub for customers to manage their account and access a consolidated and detailed view of current and past transaction details. Customers can self-serve documentation requirements without contacting us.
•Best-in-class customer support. We offer contextual help, customized for a variety of scenarios that our customers may experience, which allows them to self-resolve issues on their own terms. We believe that our multilingual 365x24x7 integrated in-app support combined with our agents and local partner relationships provides our customers with the quality and speed of service that we believe is unique to our customers.
In 2020, we launched Passbook in partnership with Sunrise Bank N.A. (“Sunrise”), a digital banking service available through a mobile app and uniquely designed for immigrants. With tailored KYC and identity verification processes using our existing technology platform, they can sign up for a Passbook account in under ten minutes. Since the launch of Passbook in February 2020, we have seen encouraging early adoption and we continue to build out our suite of offerings.
While Passbook is still in early stages, we believe that, over time, we will be able to utilize the data and insights gathered from our remittance customers to tailor meaningful financial services for the needs of our immigrant customers, which will give us broad access to shared revenue and fees from the bank partners to whom we market these financial services. We expect this will broaden our customers’ options for accessing financial services while also diversifying our revenue base across multiple products serving the same core customers. We also believe we will be able to drive marketing synergy with our remittance product enabling more efficient customer acquisition.

Conveniently Putting Money Safely in the Hands of Our Customers’ Families, Wherever They Are, by Relying on Our Global Network
Our global network of funding and disbursement partnerships enables us to complete money transfers in over 1,700 corridors without the need to deploy local operations in each country. We are able to do this while complying with global and local licensing and regulatory requirements.
We have relationships with more than 15 top tier banks including Barclays, Chase, HSBC, and Wells Fargo, and leading global payment providers including a direct relationship with Visa. These relationships provide our customers an array of payment (or pay-in) options to fund remittances with a bank account, card-based payment, or alternative payment method. Our disbursement network provides our customers with a choice of various digital and traditional delivery methods and enables us to disburse (or pay-out) funds within minutes, or even seconds, to more than 3.5 billion bank accounts, over 630 million mobile wallets and alternative payment methods, and over 355,000 cash pickup locations (including retail outlets and banks). These partner relationships help drive a better customer experience, including faster transfers, higher acceptance rates, and enhanced reliability.
The map below illustrates the breadth of our global presence. Today, our customers primarily send money from the United States, Canada, the United Kingdom, other countries in Europe, and Australia, and our largest send country by revenue is the United States. Revenue from the United States represented $199.0 million for the year ended December 31, 2020, which was 77% of total revenue for the year. On the other end of our global network, our customers’ recipients are located in over 115 countries around the world; our largest receive countries include India, the Philippines, and Mexico.
The quality and diversity of our global network result in the following key advantages:
•Global reach: Today, our network enables us to complete cross-border payments in over 1,700 corridors from 17 countries to over 115 countries, in over 75 currencies.

•Local expertise: We designed our global network to leverage local relationships for access into some of the hardest-to-reach markets around the world and to serve the unique financial needs of diverse immigrant communities. We help our customers send money and their families receive money in the manner they prefer and to which they are individually or culturally accustomed.
•Control over the transaction lifecycle: Our ability to manage each transaction from pay-in to pay-out is made possible with our direct integrations to 100 partners around the globe. These direct integrations help drive faster availability of funds to our customers’ families, with more than 75% of total transactions in 2020 completed in less than one hour. Additionally, we have tools to reduce transaction declines or exceptions which help enhance conversion and facilitate faster processing. We can also optimize transaction routing for cost and risk and compliance management.
•Security and compliance: Our artificial intelligence (“AI”) and machine learning-driven fraud detection and risk management engine is a foundational element that underpins our global network. We apply KYC and anti-money laundering standards that are tailored to meet local requirements of the jurisdictions where we operate. In addition, we leverage our in-depth knowledge of the markets in which we operate to execute tactically while complying with local licensing, compliance, and regulatory requirements.
In 2020, we began serving business customers with the launch of Remitly For Developers, our remittance-as-a-service offering that strategically leverages our custom-built global network and compliance and regulatory infrastructure. With Remitly for Developers, businesses and their developers can integrate this network and infrastructure into their existing applications and websites through our Application Programming Interface (“API”). This enables them to offer digital cross-border remittances to their customers and introduce new digital banking solutions in emerging markets.
Creating Trusted and Personalized Experiences with Our Localization Expertise at Scale
Localization can mean many things. To us, it means speaking with our customers in their preferred language, reaching them through the media channels they frequent, and being culturally relevant throughout their journey.
While our business is global, we recognize the importance of a culturally-relevant experience being delivered to our customers and their families in the over 135 countries we serve.
Our early success can, in part, be attributed to our localized approach within our initial corridors. As we have grown to over 1,700 corridors, we have found the appropriate balance of localization and scale by combining our customer-centric culture, investments in technology platforms, and data-driven decision making.
Our localization approach enables us to provide customers with a personalized experience that drives peace of mind. We strive to deliver marketing, product, and support experiences that connect with them in meaningful ways:
•Localized marketing at scale. We achieve localized marketing at scale through a blend of deep cultural insights, consistent branding, rigorous analytics, and sophisticated channel management. We do this efficiently through our proprietary marketing technology stack and multi-faceted targeting techniques. As a mobile-centric business, we have the ability to leverage native app capabilities such as language preference, geolocation, and communication preferences to tailor the customer experience and fine-tune programs like promotions, referral campaigns, and activation campaigns.

•Localized remittance product at scale. We strive to deliver an exceptional product experience for not just our customers (on the send side), but also for their families (on the receive side). For our customers, we localize the experience based on their preferred language, the receive country, and the specific payment options from the send country. Based on those factors, we also tailor promotional offers, delivery speeds, foreign exchange (“FX”) rates, and delivery method preferences. This means understanding local payment and pricing norms, as well as customer and recipient expectations, and incorporating them into our services and prices.
•Localized customer support at scale. We deliver localized, and effective support and risk management to our customers around the world. We have a rich self-help center in-app and on the web with solutions to most customer issues available in 14 languages. Approximately 50% of our customer service questions are handled via self-help and automation. We also serve customers via direct messaging in various social media channels. In order to best localize our support experience, our service centers are located in certain key receive countries or countries with language capabilities that are relevant to our customers.
Using Our Data-Driven Approach to Better Serve Our Customers and Provide More Value
Leveraging data is at the core of how we grow our business, optimize our customer economics, and prioritize our investments. We possess a unique, rich data asset with over ten years of transaction data. We monitor metrics at each step of the customer journey, and use this data to constantly improve the end-to-end customer experience.
•Data-driven platform. We have built a data platform that fuels analytics and drives meaningful customer insights. This platform enables us to aggregate data from multiple sources, including customer interactions on our app and the entire transaction processing life cycle. In addition to a robust data platform, we have a “build-measure-iterate” mentality that further aims to optimize our customer experience.
•Data-driven approach to customer acquisition. Establishing sustainable and attractive customer economics fuels our customer acquisition strategy. We manage our Customer Acquisition Costs (“CAC”) to corridor-specific targets, which are based on customer lifetime value. We set our targets based on data that we collect in each corridor including market maturity and opportunity, market awareness of our brand, and the incremental CAC we are seeing in our marketing channels. As we improve customer lifetime value through product enhancements and changes to operating costs and pricing, we are able to invest more in marketing while maintaining our marketing efficiency.

•Data-driven approach to managing the customer experience. Removing friction and ensuring a smooth onboarding process are key pillars to acquiring new customers and ensuring they become loyal customers who refer others. We utilize machine learning and data science to identify areas of friction, provide fair and transparent corridor-specific pricing, and optimize our compliance process:
◦Risk management. Our sophisticated risk management system enables us to identify and cancel fraudulent transactions efficiently, often in real-time. This allows us to mitigate our exposure to fraud loss while providing a low-friction customer experience and minimize the sidelining of our good customers. We also constantly evaluate and integrate new risk management tools to provide our immigrant customers with onboarding options that are tailored to their unique circumstances.
◦Pricing. We strive to set prices that deliver a great value to every single customer, while simultaneously accurately estimating our customer long term value (“LTV”). To achieve this, we incorporate corridor-specific customer behavior, competitor data, and market dynamics to manage prices through a proprietary pricing engine.
◦Treasury. Our pricing is closely aligned with our robust treasury program, which minimizes our trading costs and mitigates currency risk, while ensuring that funds are delivered on time. The treasury program leverages a proprietary platform that incorporates advanced currency-level forecasting algorithms to estimate future demand and optimize our trading.
◦Customer support. While maintaining a high-level of multilingual customer support, we measure and set reduction goals for support contacts per transaction, and we analyze that data in detail to prioritize improvements to our policies and services.
•Data-driven approach to customer loyalty. We analyze our customer’s behavior from sign-up to first send to becoming a repeat customer. We manage customers by cohort including sign ups, active customers, inactive customers and lapsed customers to spot trends in behavior.
We Benefit from a Powerful Flywheel
As we grow our customer base and complete more transactions, we collect more data. This data enables us to refine our marketing strategy, improve the customer experience, and accelerate our pace of innovation including introducing new services to our customers, or the recipient. Having a broader suite of services attracts more customers and enhances the experience, which could drive more transactions to Remitly and fuel further compounding organic growth.

Leading brand
focused on
immigrant communities
Trusted
experience
Data-driven
approach
Broader
suite of
products
More
customers
Innovation
mindset
Global network
built over 10 years
More data
and insights
More
transactions
Improved targeting
and unit economics

We are in the early stages of capturing our addressable market opportunity. Our send volume of approximately $16.1 billion for the twelve months ended June 30, 2021 represented approximately 1% of the $1.5 trillion in estimated total migrant remittance inflow volume in 2020 (including both formal and informal person-to-person channels) and approximately 3% of our $540 billion core serviceable available market of formal remittance flows to low- and middle-income countries. We see a significant opportunity to grow our customer base, expand into new corridors, and continue extending our product offering into broader financial services. We believe the first player to reach significant scale with a trusted, mobile-first approach will have a profound brand, data, product, and cost advantage to take disproportionate market share.
While we are just getting started, we are proud of the scale we have achieved to date. In 2020 our customers completed approximately 31 million remittance transactions using Remitly. A majority of our active customers send money for non-discretionary needs multiple times per month, providing high customer engagement and a reoccurring revenue stream with high visibility and predictability. We believe our customers consistently return to Remitly and use our services given our relentless focus on fostering long-term, trusted relationships from day one. The combination of our low acquisition costs, overall payback period of approximately 10 months, and high repeat transactions leads to attractive customer economics. For customers acquired during the year ended December 31, 2019, the five-year LTV/CAC ratio was greater than 6x.
The chart below shows annual revenue contributions from customer cohorts acquired during a particular year ended December 31, and includes the revenue associated with those cohorts for each year thereafter. A customer is included in a particular cohort based on the year in which that customer first completes a transaction with us. The first year of each annual cohort is the smallest bar shown, as we add new customers throughout the year. As a result, revenue in the first full calendar year for an annual cohort on average grows more than 160% compared to the acquisition year. In subsequent years, cohorts typically retain over 90% of the revenue generated in the preceding year. We believe that this analysis supports our strategy of making the initial investments to build long-term, trusted customer relationships, illustrates that our products and services continue to provide value to our customers on an ongoing basis, and demonstrates our ability to grow our business over time.

Our Revenue Model
For our core remittance product, which represents the vast majority of our revenue, we generate revenue from transaction fees charged to customers and foreign exchange spreads applied to the customer’s principal.
For the fiscal years ended December 31, 2019 and 2020, we generated revenue of $126.6 million and $257.0 million, respectively, representing year-over-year growth of approximately 103%. We incurred net losses of $51.4 million and $32.6 million, respectively, for those same years. For the six months ended June 30, 2020 and 2021, we generated revenue of $105.1 million and $202.1 million, respectively, representing year-over-year growth of approximately 92%. We incurred net losses of $21.1 million and $9.2 million, respectively, for those same periods.
Our Industry and Key Secular Trends in Our Favor
The personal financial services industry is one of the oldest, largest, and most critical markets in the world, touching everyone across the globe, and providing a means for buying, selling, saving, investing, and more. Until recently, the industry had experienced little innovation, and it continues to suffer from significant gaps in inclusion, leaving potentially millions of immigrants on the outside of the full protections and advantages of the formal financial system. Now with the rise of modern mobile technologies and the digitization of consumer products, we believe a fundamental shift is underway in how financial services are built for, available to, and accessed by consumers. Crucially, these services are able to offer inclusion to immigrants and others that previously were not welcomed by the formal financial system.
There are a number of important secular megatrends and market dynamics supporting our growth:
•The global immigrant community is large, growing and critically important.
•Global money movement is complex.
•Legacy solutions are inadequate, inefficient, and inconvenient.
•Digital offerings proliferate, resulting in better customer propositions.
•Imperative to drive financial inclusion.

Our Long-Term Growth Strategy
Our strategy is designed to invest in our key strengths and create new opportunities that generate even greater value for our customers. The key elements of our strategy include:
•Gain share in existing corridors.
◦Grow our customer base. We plan on expanding our marketing efforts across existing corridors to increase brand awareness with customers and highlight the value of our products and services. We believe this will attract new customers to try Remitly. As we grow our customer base, we expect to benefit from increased operating leverage in the business and more data and insight to enhance our models.
◦Increase customer engagement and drive repeat use. The majority of our customers use our products and services multiple times per month. To further strengthen our customer relationships and brand loyalty, we will continue to enhance our products and services and develop new features to tailor and personalize our customers’ experiences. We will also continue to establish new disbursement partnerships and add new payment methods to enhance our cross-border payment remittance experience for current and potential customers in our existing corridors. We expect these initiatives will attract new customers and lead to larger and more frequent transactions across our growing customer base.
•Expand to new corridors and partner networks. While our global network spans across 1,700 corridors around the world, we have plans to increase our reach to thousands of additional corridors. We see an opportunity to generate value by expanding our remittance services, Passbook and Remitly For Developers more broadly in this way. We expect to leverage our data-driven approach to optimize our pricing, product features, marketing strategies, and customer economics as we expand and grow in these new geographies. Additionally, we expect to leverage our localization expertise and our technology platform to grow the number of disbursement, payment and other partners in our global network and increase the number of direct integrations with such partners.
•Continue expanding into broader financial services. We believe there is an enormous opportunity to create a more inclusive financial system that not only encompasses, but caters to the needs of immigrants. We believe that the insights we gain about immigrant customers through our data-driven platform will enable us to play an important role in developing products and services that meet this opportunity.
We will continue to invest in our platform, expanding our product and service offerings and our overall technological lead to actualize our opportunities in this area.
For example, our Passbook app started with deposit services, but we plan to build new products and features within the app in order to provide solutions to a broader array of our customers’ problems.
We will also continue to leverage our global network and infrastructure. We believe that empowering businesses to build on top of our leading distribution and compliance infrastructure, such as through Remitly For Developers, attracts a new set of potential customers and expands economic opportunities in developing markets.
•Pursue strategic partnerships and acquisitions. While our main growth strategy has historically been organic, we may selectively pursue strategic partnerships and acquisitions to accelerate our growth objectives or to enhance our competitive position within existing and new products and markets. For example, in March 2021, we extended our partnership with Visa and integration of Visa Direct1 within our
1   Visa Direct capability enabled through Remitly’s financial institution partner.

global network, providing our customers with real-time2 cross-border payments options to more countries around the world.
Our Culture
Our customer-focused vision gives us purpose and motivates us to consistently think bigger, act more boldly, and deliver exceptional services for our customers. Our ability to deliver on our vision begins with our culture and values.
Our values are embedded into everything we do; they shape our culture, drive engagement, and act as a blueprint for how we get things done. Our founders took great care in defining Remitly’s “how” before ever executing on the “what”. Our values are living – they evolve as our customers’ needs evolve so we can continue delivering on promises to our customers. The one constant, and single most important of these values, is customer centricity, which serves as our north star in all that we do. Our other core values fall broadly into three categories:
•Our purpose: Be joyful, aim for the stars, be an owner, hire and develop exceptional people, and don’t be afraid to fail;
•Building relationships: Lead authentically, act with integrity, be constructively direct, and be an empathetic partner; and
•Taking action: Have a bias for action, be data-driven, sweat the details, deliver on promises, and continuously improve.
These values influence our actions every day. They help us attract, inspire and retain a diverse, world-class team. Living up to our values builds customer trust, inspires employee engagement, and makes “Promises Delivered” our fundamental ethos and not merely a tagline.
Recent Developments
New Revolving Credit Facility
On September 13, 2021, we entered into a revolving credit facility (the “New Revolving Credit Facility”) with certain lenders and JPMorgan Chase Bank, N.A. acting as administrative agent and collateral agent, that provides for revolving commitments of $250 million and terminated our existing Revolving Credit Facility. Proceeds under the New Revolving Credit Facility are available to us for working capital and general corporate purposes. For a description of the New Credit Facility, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.”
Risk Factors
Our business is subject to numerous risks and uncertainties, including those described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
Business and Strategic Risks
•If we fail to retain or grow our customer base, number of payment corridors, or scope of send and receive countries, our business and operating results will be harmed.
•We partner with third parties to support fulfillment of our service, including risk management, payment processing, customer support, and disbursement, which exposes us to risks outside our direct control.
2   Actual fund availability depends on the receiving financial institution and region.

•If we are not able to innovate, improve existing products, and develop new products that achieve market acceptance, our growth, business, operating results, financial condition, and future prospects could be materially and adversely affected.
•We operate in a highly competitive and evolving market and may be unable to compete successfully against existing and future competitors which employ a variety of existing business models and technologies or new innovations.
•Any failure to obtain or maintain necessary money transmission licenses across our global footprint could adversely affect our operations.
•We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our business and operating results may be materially and adversely affected. We also may not be able to sustain our growth rate in the future.
•If we or our industry generally are unable to provide a high-quality and secure customer experience in the various locales in which we operate, our brand could suffer reputational damage and our business results could be harmed.
•We transfer large sums of customer funds daily, and are subject to the risk of loss due to errors or fraudulent or illegitimate activities of customers or third parties, any of which could result in financial losses or damage to our reputation and trust in our brand, which would harm our business and financial results.
•We have a history of operating losses and there is no assurance that our business will become profitable or that, if we achieve profitability, we will be able to sustain it.
•Our recent rapid growth, including growth in our volume of payments, may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
Intellectual Property, Technology, Privacy and Security Risks
•Cyberattacks or data security breaches could result in serious harm to our business, reputation and financial condition.
•We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping and frequently changing and create compliance challenges that may expose us to substantial costs, liabilities or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.
•Any significant interruption or failure of our system availability, including failure to successfully implement upgrades or new technologies to our mobile app or website, could adversely affect our business, financial, and operating results.
Legal and Compliance Risks
•Use of our platform for illegal or fraudulent activities could harm our business, reputation, financial condition, and operating results.
•Our platform is susceptible to fraud and our business, reputation, financial condition and operating results could be harmed as a result.

Operational Risk
•We are exposed to the risk of loss or insolvency if our disbursement partners fail to disburse funds according to our instructions or were to become insolvent unexpectedly or funds are disbursed before customer funds are guaranteed to be sufficient.
Financial Risks
•We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements. If we fail to remediate any material weaknesses or otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
•If one or more of our counterparties, including financial institutions, aggregators, and local cash pick-up institutions where we have cash on deposit, our lenders and potential hedging counterparties, default on their financial or performance obligations to us or fail, we may incur significant losses.
•Fluctuations in currency exchange rates could harm our operating results and financial condition.
General Risks
•Our customers and business operations are exposed to macroeconomic conditions and geopolitical forces in developing regions and regions that account for a significant amount of our send volume, which exposes us to risk of loss.
Risks Related to Ownership of Our Common Stock
•This initial public offering will be the first time our common stock has been available on a public market, and the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
•Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website (www.remitly.com), blog posts on our website, press releases, public conference calls, public webcasts, our Twitter feed (@Remitly) and our LinkedIn page (https://www.linkedin.com/company/remitly). The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.
Corporate Information
Remitly Global, Inc., a Delaware corporation, was formed in October 2018. Remitly Global, Inc. is a holding company and holds all of the equity interests of Remitly, Inc. and our other operating subsidiaries. Beamit, Inc. was initially formed in May 2011 as an Idaho corporation, reincorporated in Delaware in October 2011 and subsequently changed its name to Remitly, Inc. in December 2012. In October 2018, we completed a corporate reorganization whereby Remitly, Inc. became a subsidiary of Remitly Global, Inc., which became effective January 1, 2019. Our principal executive offices are located at 1111 Third Avenue, Suite 2100, Seattle, WA 98101. Our telephone number is (888) 736-4859. Our website address is www.remitly.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•being permitted to present only two years of audited financial statements, and correspondingly reduced disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in registration statements, including this prospectus, subject to certain exceptions;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);
•an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements, including this prospectus;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and
•extended transition periods for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of June 30th, our second fiscal quarter, of such fiscal year; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock—We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	7,000,000 shares (8,269,627 shares if the underwriters exercise their option to purchase additional shares from us in full)

Common stock offered by the selling stockholders	5,162,777 shares of common stock (5,717,567 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in full)
Option to purchase additional shares of common stock by us and the selling stockholders
The underwriters have an option to purchase an additional 1,824,417 shares of common stock, consisting of 1,269,627 shares from us and 554,790 shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common Stock offered in the private placement	PayU Fintech Investments B.V., an existing stockholder (the “private placement investor”), has agreed to purchase a number of shares of common stock with an aggregate purchase price equal to (1) approximately $25.0 million or (2) if a $25.0 million purchase of shares of our common stock results in the private placement investor possessing the right to vote securities that in the aggregate represents more than 24.99% of the outstanding voting power of the company immediately after the closing of the initial public offering and the private placement (the “ownership threshold”), then the dollar amount below $25.0 million that results in the private placement investor purchasing shares of our common stock up to the ownership threshold, at a price per share equal to the initial public offering price. Based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming the private placement investor purchases shares of common stock equal to approximately $25.0 million, this would be 625,000 shares of common stock. The private placement is conditioned upon the closing of this offering and other conditions to closing, including the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, if such a filing is deemed to be required.

Accordingly, this offering is not contingent upon the closing of the private placement and there can be no assurance that the private placement will be consummated. Sales of these shares to the private placement investor will not be registered in this offering. In addition, the private placement investor has entered into a lock-up agreement with the underwriters. We refer to the private placement of these shares of common stock as the private placement.

Common stock to be outstanding immediately after this offering and the private placement	161,421,274 shares (162,690,901 if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering and the private placement will be approximately $284.6 million (or approximately $332.6 million if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds we receive from this offering and the private placement for working capital and other general corporate purposes, which may include marketing, technology and product development, geographic or product expansions, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the risk factors you should consider before deciding to purchase shares of our common stock.

Nasdaq Global Select Market (“Nasdaq”) trading symbol	“RELY”

The number of shares of our common stock to be outstanding after this offering and the private placement is based on 153,796,274 shares of our common stock outstanding as of June 30, 2021 and excludes:
•25,355,906 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021, with a weighted-average exercise price of $3.13 per share under our 2011 Equity Incentive Plan (the “2011 Plan”);
•1,040,500 shares of our common stock issuable upon the exercise of stock options granted between June 30, 2021 and August 31, 2021 under our 2011 Plan, with a weighted average exercise price of $13.12 per share;
•617,696 shares of our common stock issuable upon the settlement of restricted stock units (“RSUs”), outstanding as of June 30, 2021 under our 2011 Plan;
•683,388 shares of our common stock issuable upon the settlement of RSUs granted between June 30, 2021 and August 31, 2021 under our 2011 Plan;
•256,250 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $0.42 per share;
•30,434,742 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 1,934,742 shares of our common stock reserved for future issuance under our 2011 Plan, as of June 30, 2021 (which number of shares does not include the stock options to purchase shares of our common stock or restricted stock units granted after June 30, 2021), (2) 25,000,000 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective on the date immediately prior to the date of this prospectus, and (3) 3,500,000 shares of our common stock reserved for issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date of this prospectus; and
•1,819,609 shares of our common stock reserved to be issued pursuant to the Pledge 1% campaign, of which we will issue approximately 181,961 shares of our common stock on the day after the completion of this offering pursuant to the Pledge 1% campaign. See the section titled “Business—Corporate Philanthropy” for more information.
On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2011 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2011 Plan. Our 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.
Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of June 30, 2021 into an aggregate of 127,410,631 shares of common stock in connection with the completion of this offering;
•the issuance and sale by us in the private placement of 625,000 shares of common stock to the private placement investor upon the closing of the private placement, at an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•the filing of our amended and restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;
•no exercise of outstanding stock options or warrants subsequent to June 30, 2021;

•no settlement of outstanding RSUs subsequent to June 30, 2021; and
•no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering from us or the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. We derived our summary statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). We derived our summary statements of operations data for the six months ended June 30, 2020 and 2021, and our summary balance sheet data as of June 30, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statements of our financial position and the results for the interim periods presented. Our historical results are not necessarily indicative of the results that may be expected in any future period and results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year ended December 31, 2021 or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$126,567	$256,956	$105,149	$202,106
Costs and expenses:
Transaction expenses(1)	55,858	110,414	46,210	87,615
Customer Support and Operations(1) (2)	17,445	25,428	10,163	20,430
Marketing(1) (2)	43,542	73,804	32,107	52,274
Technology and Development(1) (2)	32,008	40,777	19,059	26,842
General and Administrative(1) (2)	25,658	31,656	14,341	22,890
Depreciation and Amortization	2,658	4,060	1,857	2,571
Total costs and expenses	177,169	286,139	123,737	212,622
Loss from operations	(50,602)	(29,183)	(18,588)	(10,516)
Other income (expense):
Interest income	1,111	273	174	10
Interest expense	(1,608)	(1,189)	(780)	(536)
Other expense (income), net	(34)	(1,302)	(1,496)	2,648
Loss before provision for income taxes	(51,133)	(31,401)	(20,690)	(8,394)
Provision for income taxes	259	1,163	440	824
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Deemed dividend on redeemable convertible preferred stock	(12,134)	—	—	—
Net loss attributable to common stockholders	$(63,526)	$(32,564)	$(21,130)	$(9,218)
Net loss per share attributable to common stockholders:
Basic and diluted(3)	$(2.98)	$(1.52)	$(1.01)	$(0.40)
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted(3)	21,290,784	21,459,062	20,840,834	23,216,865
Pro forma net loss per share attributable to common stockholders, basic and diluted (4)		$(0.22)		$(0.06)
Pro forma weighted-average common shares outstanding, basic and diluted (4)		150,015,556		152,030,340
_______________
(1)Exclusive of depreciation and amortization, shown separately, above
(2)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Customer support and operations	$25	$22	$9	$37
Marketing	541	869	411	721
Technology and development	1,486	2,130	1,015	1,824
General and administrative	1,596	2,243	1,088	1,643
Total	$3,648	$5,264	$2,523	$4,225

(3)See Notes 2 and 7 to our audited consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted.
(4)The unaudited pro forma net loss per share attributable to common stockholders and pro forma weighted-average common shares outstanding have been computed to give effect to the automatic conversion of our redeemable convertible preferred stock outstanding as of June 30, 2021 into an aggregate of 127,410,631 shares of common stock in connection with the completion of this offering as if such conversion had occurred at the beginning of the most recent annual period, as well as stock-based compensation expense of approximately $0.7 million associated with restricted stock units subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 10 in the notes to our consolidated financial statements, included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$173,363	$173,363	$457,972
Working capital	165,880	165,880	451,720
Total assets	312,633	312,633	596,011
Redeemable convertible preferred stock	390,687	—	—
Total stockholders’ equity (deficit)	$(212,135)	$178,552	$463,161
_________________
(1)The pro forma column reflects (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into 127,410,631 shares of our common stock, (ii) stock based compensation expense of approximately $0.7 million associated with restricted stock units subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 10 in the notes to our consolidated financial statements, included elsewhere in this prospectus, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.
(2)The pro forma as adjusted column reflects the items described in footnote (1) and the sale by us of shares of our common stock in this offering and the private placement at an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $6.6 million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $37.8 million, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.
Key Business Metrics
We monitor the following key business metrics to help us measure our business and our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these key business metrics enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making.
Our active customers for the periods presented were as follows:

	Three Months Ended December 31,		Three Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Active customers	948	1,891	1,525	2,397

Our send volume for the periods presented was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
Send volume	$7,087	$12,055	$5,185	$9,249

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.
Business and Strategic Risks
If we fail to retain or grow our customer base, number of payment corridors, or scope of send and receive countries, our business and operating results will be harmed.
We must continually retain and grow our base of customers, number of payment corridors and the scope of our global networks to grow our business. Our ability to do so depends on the quality and successful execution of our business strategy, as well as factors outside our control, including the macroeconomic context, geopolitical forces, evolving consumer preferences, and regulatory costs and requirements in key jurisdictions. It also will depend on the quality and speed of competitor innovation and marketing and the reliability and quality of services provided by the third parties that we partner with to provide our integrated service. These areas are all complex and evolving regularly and any significant failure to anticipate and successfully manage these areas in relation to either traditional or emerging developed to developing corridors could significantly impair our ability to retain and grow our base of customers or the scope of our send and receive markets. If we are unable to retain and grow our base of customers or the scope of our send and receive markets, our business and operating results may be harmed.
We partner with third parties to support fulfillment of our service, including risk management, payment processing, customer support, and disbursement, which exposes us to risks outside our direct control.
We partner with a variety of third parties to fulfill our services. For example, we integrate third-party technologies into our proprietary KYC and risk management systems and information security program and we also partner with an extensive network of third parties to deliver payment processing for customers and disbursement of funds to recipients. Any failure or disruption to the services provided by these third parties could cause disruption or delay the delivery of our services and negatively impact our customer experience. For example, any natural disaster that affects the ability of our payment processors to process funds could cause delays to our disbursement process and thereby negatively impact our customer experience and cause our express or economy delivery guarantees to fail. Additionally, if a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements.
Our third-party partners also support our business operations and processes, including customer support services, from their various locations around the world. If such third-party partners choose to cease or otherwise become unable to provide the business process support services for which they are contracted by us, we risk having delays in customer service or other interruptions in our business operations, which can have a detrimental effect on our reputation and ultimately lead to a loss of customers.
In addition, some of these third parties process personally identifiable information and customer payments subject to our security requirements. Any failure of these parties to implement and operate adequate cybersecurity, data privacy, business continuity, fraud controls or other internal controls, or any failure of ours to identify and require remediation of weaknesses in these areas, could result in significant liability or financial loss to our customers and us. We could face regulatory or governmental consequences for any significant failure caused by such partners as well as substantial costs associated with remediation of harm, either due to legal requirements or customer experience management. In many cases, we may elect to correct such errors even where not legally or contractually required to do so in order to retain customer loyalty and maintain our brand.
If we are not able to innovate, improve existing products, and develop new products that achieve market acceptance, our growth, business, operating results, financial condition and future prospects could be materially and adversely affected.
Our solution is a technology-driven platform that relies on innovation to remain competitive. Our process of developing new features and products is complex and relies upon both internally developed and third-party technologies and services, including AI and machine learning, and cloud-based technologies. We may not be able to make product or technological improvements as quickly as demanded by our customers, or to market them effectively, which could harm our ability to attract or retain customers. For example, we have recently launched new products such as Passbook and Remitly for Developers, each of which required investments by us, and may continue to require investments. It is possible that these new products may not result in a return of our investment or be profitable, which may have an adverse effect on our business and financial results. Additionally, the majority of our customers access our products through our mobile website and mobile app, and we must ensure that our offerings are optimized for mobile devices and that our mobile apps are interoperable with popular third-party mobile operating systems such as Google Android and Apple iOS. If we are unable to successfully and in a timely fashion innovate and improve our existing products that achieve market acceptance, and continue to deliver a superior customer experience, our growth, business, operating results, financial condition, and future prospects could be materially and adversely affected.
We operate in a highly competitive and evolving market and may be unable to compete successfully against existing and future competitors which employ a variety of existing business models and technologies or new innovations.
The market for remittances is global, highly competitive, and fragmented and includes a mix of traditional and digital players, including traditional banks, digital-first cross-border payment providers, online-only banks, and cryptocurrency providers. Some of the competitors are significantly larger than we are, have longer operating histories, have more scale and name recognition, and more resources to deploy. We also compete against smaller, country-specific companies, banks, and informal person-to-person money transfer service providers that may have more ability to effectively tailor products and services, marketing and regulatory compliance to local preferences and requirements.
For example, some of these competitors may introduce new products or services that render us unable to retain our existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. Our pricing strategy for our cross-border payments may prove to be unappealing to our customers, and our competitors could choose to bundle certain products and services that are competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our revenue, gross profits, and operating results.
In addition, the broader financial services sector is also experiencing rapid evolution in technologies and there has recently been significant advancement in the development of neobanking and the exchange of digital assets, or cryptocurrency, that could materially impact the financial services industry in the future. The advancement in the development of cryptocurrencies has led to new entrants in the market for remittances and financial services more generally, including companies that have traditionally focused on social networks. Although still in early stages, cryptocurrency usage is growing, and, if we are unable to integrate cryptocurrency or other new financial technologies into our services, we may be unable to compete successfully.

Any failure to obtain or maintain necessary money transmission licenses across our global footprint could adversely affect our operations.
The provision of money transfer services is highly regulated, and the requirements vary from jurisdiction to jurisdiction. In the U.S., we are registered as a Money Services Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), and are also licensed to operate as a money transmitter in 48 U.S. states and the District of Columbia.
Outside the U.S., we provide services to our customers in a variety of ways. In several key jurisdictions, we have obtained licenses to operate as a money services business or payment institution, as applicable. In the United Kingdom, we have obtained a payment institution license from the Financial Conduct Authority. In Ireland, we have obtained a payment institution license from the Central Bank of Ireland, and such license is recognized across the European Economic Area. In Singapore, we are licensed by the Monetary Authority of Singapore as a major payment institution. In Canada, we are registered with the Financial Transactions and Reports Analysis Centre of Canada as a money services business. In Australia, we are registered as a remittance service provider. We plan to apply for money transmitter licenses or their equivalents in additional jurisdictions. Additionally, in several foreign jurisdictions, we work with disbursement partners to make funds available to recipients. These may be locally licensed businesses or regulated banks whom we believe to be compliant with local laws. If these disbursement partners fail to comply with local laws, we could be required to seek an alternate solution, which could impact our service and our business.
As a licensed money transmitter, we are subject to net worth requirements, bonding requirements, liquidity requirements, requirements for regulatory approval of controlling stockholders, restrictions on our investment of customer funds, reporting requirements, anti-money laundering compliance requirements, cybersecurity requirements, and monitoring, examination and oversight by state, federal, and international regulatory agencies. If our licenses are not renewed or we are denied licenses in additional states or jurisdictions where we choose to apply for a license, we could be forced to change our business practices or be required to bear substantial cost to comply with the requirements of the additional states or jurisdictions. Further, if we were found by these regulators to be in violation of any applicable banking or money services laws or regulations, we could be subject to fines, penalties, lawsuits, and enforcement actions; additional compliance requirements; increased regulatory scrutiny of our business; restriction of our operations; or damage to our reputation or brand. Regulatory requirements are constantly evolving, and we cannot predict whether we will be able to meet changes to existing regulations or the introduction of new regulations without such compliance harming our business, financial condition, and operating results.
Certain jurisdictions have enacted rules that require licensed money transmitters to establish and maintain transaction monitoring and filtering programs, and cybersecurity programs. Wherever we are subject to these rules, we are required to adopt additional business practices that could also require additional capital expenditures or impact our operating results. If federal, state, or international regulators were to take actions that interfered with our ability to transfer money reliably including if they attempted to seize transaction funds, to limit or prohibit us, our payment processors, or our disbursement partners from transferring money in certain countries, whether by imposing sanctions or otherwise such actions could harm our business. Regulators could also impose other regulatory orders, monetary penalties, or other sanctions on us. Any change to our business practices that makes our service less attractive to customers or prohibits use of our services by residents of a particular jurisdiction could decrease our transaction volume and harm our business.
We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our business and operating results may be materially and adversely affected. We also may not be able to sustain our growth rate in the future.
We have experienced rapid growth in recent periods in both our headcount and transaction volume, both of which place substantial demands on our management and operational resources. We will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures to manage this growth. For example, our headcount grew from over 750 employees as of the beginning of 2019 to over 1,600 global employees as of June 30, 2021, and we expect our headcount to continue to grow. Additionally, we may not be able to hire new employees quickly enough to meet our needs or we may fail to effectively integrate, develop, and motivate our new employees. If we cannot efficiently and quickly hire and manage our growing number of employees, our employee morale, productivity, and retention could suffer, and our business and operating results could be materially and adversely affected.
Further, as we continue to grow, our business becomes increasingly complex and requires more resources. We have expended and anticipate continuing to expend significant capital expenditures and other resources on expanding our IT infrastructure, streamlining our business and management processes, and other operational areas. Continued growth could strain our existing resources and we could experience operating difficulties in managing our business across numerous jurisdictions. Failure to effectively scale could harm our future success, including our ability to retain and recruit personnel and to effectively focus on our growth strategy.
For example, our controls, policies and procedures, including with respect to accounting, risk management, data privacy, cybersecurity, client on-boarding, transaction monitoring and reliance on manual controls, among other compliance matters, remain under development and may not be consistently applied or fully effective to identify, monitor and manage all risks of our business as we continue to scale rapidly. If we do not inform, train and manage our employees properly, we may fail to comply with applicable laws and regulations, which could lead to adverse regulatory action. Moreover, the process by or speed with which our internal controls and procedures are implemented or adapted to changing regulatory or commercial requirements may be inadequate to ensure full and immediate compliance, leaving us vulnerable to inconsistencies and failures that may have a material adverse effect on our business, results of operations and financial condition. If our controls, policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could materially and adversely affect our business, financial condition and results of operations.
If we or our industry generally are unable to provide a high-quality and secure customer experience in the various locales in which we operate, our brand could suffer reputational damage and our business results could be harmed.
Our business is largely driven by and reliant on customer trust in our handling of money remittances. The pricing and reliability of our service, the security of personally identifiable and other sensitive information of our customers, and a responsive and effective customer support function are each critical elements for the maintenance of this trust. For example, any significant interruption in either our internal or our partners’ risk management, payment processing or disbursement systems could reduce customer confidence in our services. In addition, any breach, or reported breach, of information security policies or legal requirements that result in a compromise of customer data or causes customers to believe their data has been compromised could have a significant negative effect on our business. Legal claims and regulatory enforcement actions could also arise in response to these events, which would further exacerbate erosion of customer trust and potentially result in operating losses and liabilities. If we are unable to maintain affordable pricing, deliver services reliably and securely, or address customer support issues in an effective and timely manner, our reputation and our business and operating results could suffer material harm. In addition, any erosion in confidence in digital financial service providers as a means to transfer money generally could have a similar negative effect on us.
We transfer large sums of customer funds daily, and are subject to the risk of loss due to errors or fraudulent or illegitimate activities of customers or third parties, any of which could result in financial losses or damage to our reputation and trust in our brand, which would harm our business and financial results.
Our business is subject to the risk of financial losses as a result of operational errors, fraudulent activity, employee misconduct, or other similar actions or errors on our platform. We have been in the past, and will continue to be, subject to losses due to software errors in our platform, operational errors by our employees or third-party service providers. For example, incorrect input of payments into a third party processor’s systems has in the past affected the issuance rebates we received from our card services provider, which in turn negatively impacted revenue. In addition, we also are regularly targeted by parties who seek to commit acts of financial fraud, using a variety of techniques, including stolen bank accounts, compromised business email accounts, employee fraud, account takeover, false applications, and check fraud. We are also routinely targeted for illegitimate transactions such as money laundering. These risks are inherently greater for us because our corridors for remittances are generally from developed to developing economies, which have traditionally been highly targeted by bad actors perpetrating fraud or other unwanted activity. The methods used to perpetrate these illegal activities are continually evolving, and we expend considerable resources to monitor and prevent them. Our risk management efforts may not effectively prevent, and we may suffer losses from, these errors and activities and, in some cases, our usual risk allocation agreements and insurance coverages may not be sufficient to cover these losses. We have experienced transaction losses of $7.6 million, or 0.11%, $17.2 million, or 0.14%, and $15.5 million, or 0.17% of total send volume in connection with such errors, fraud, and misconduct in the years ended December 31, 2019 and December 31, 2020 and in the six month period ended June 30, 2021, respectively. We expect that losses of similar magnitude may occur again in the future. If any of these errors or illegitimate or fraudulent activities are significant, we may be subject to regulatory enforcement actions, suffer significant losses or reputational harm and our business, operating results, and financial condition could be adversely affected.
We have a history of operating losses and there is no assurance that our business will become profitable or that, if we achieve profitability, we will be able to sustain it.
We were incorporated in 2011 and we have experienced net losses since inception. We generated net losses of $51.4 million and $32.6 million for the fiscal years ended December 31, 2019 and December 31, 2020 and net losses of $21.1 million and $9.2 million for the six months ended June 30, 2020 and June 30, 2021. While we have experienced significant revenue increases in recent periods, we are not certain whether our customer base will continue to expand to the point where we may achieve profitability. If the assumptions we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue, it may be difficult to achieve and maintain profitability. Our revenue from any prior quarterly or annual periods should not be relied upon as an indication of our future revenue or revenue growth. We have historically spent, and intend to continue to spend, significant funds to further develop and secure our technology platform, develop new products and functionalities, invest in marketing programs to drive new customer acquisition, expand strategic partner integrations, and support international expansion into new payment corridors. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We will also face increased compliance and security costs associated with growth, the expansion of our customer base and corridors, and being a public company. Our history of net losses has also caused us to at times draw on our then-outstanding revolving lines of credit to satisfy our capital requirements and any inability to maintain or secure financing on satisfactory terms could materially and adversely impact our business. Our financial performance each quarter is also impacted by circumstances beyond our control, such as our ability to retain our customers, ability to efficiently attract new customers, corridor mix, revenue mix and seasonality. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may be adversely affected.
Our recent rapid growth, including growth in our volume of payments, may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
Our revenue was $126.6 million and $257.0 million, and our send volume was $7.1 billion and $12.1 billion, for the fiscal years ended December 31, 2019 and 2020, respectively. Our revenue was $105.1 million and $202.1 million, and our send volume was $5.2 billion and $9.2 billion, for the six months ended June 30, 2020 and 2021, respectively. Although a large market share for remittance services remains untapped by us, we have recently experienced significant growth in our revenue and send volume. However, even if our revenue continues to increase, we expect that our growth rate will decline in the future as a result of a variety of factors, including the increasing scale of our business and the return to work as communities around the world recover from the COVID-19 pandemic. Overall growth of our revenue depends on a number of factors, including our ability to:
•maintain the rates at which customers transact on our platform;
•attract new customers;
•expand the functionality and scope of the products we offer on our platform;
•price our services competitively;
•maintain high quality, highly available products;
•maintain trust with our customers;
•maintain send volume;
•provide our customers with high-quality customer support that meets their needs;
•introduce our services in new payment corridors and markets, including maintaining existing and obtaining new money transmitter licenses;
•localize our services;
•successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and
•increase awareness of our brand and successfully compete with other companies.
We may not successfully accomplish any of these objectives, which makes it difficult for us to forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. Additionally if we fail to address the risks and difficulties that we face, including those associated with the factors listed above as well as those described elsewhere in this “Risk Factors” section, our growth rate will be adversely affected. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue or payment growth.
We expect our revenue mix to vary over time, which could affect our gross margin and results of operations.
We expect our revenue mix to vary over time, particularly if our recently introduced products grow to represent a larger portion of our revenue. Shifts in our business mix from quarter to quarter could produce substantial variation in revenue recognized. Further, our results of operations could be affected by changes in revenue mix and costs, together with numerous other factors, including, but not limited to, fluctuations in the demand for our services, the pricing of our services and our corridor mix. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period.

Intellectual Property, Technology, Privacy and Security Risks
Cyberattacks or data security breaches could result in serious harm to our business, reputation and financial condition.
As our business continues to rapidly grow, so does the scope of risk associated with cyberattacks and data or other information security breaches. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyber extortion, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology (“IT”) and infrastructure and those of third parties with whom we partner could compromise the confidentiality, availability, and integrity of the data in our systems. We have experienced from time to time, and may experience in the future, breaches of our systems due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities.
In particular, because we rely on third-party technology providers in our business, we rely on the cybersecurity practices and policies adopted by these third parties. Our ability to monitor our third-party technology providers’ cybersecurity practices is limited. Our disbursement partners and other third parties who have access to our data also may experience these types of events, and we experience additional exposure to these risks through these partners. If bad actors gain improper access to our systems or databases or those of our disbursement partners and other third parties who have access to our data, they may be able to steal, publish, delete, copy, unlawfully, or fraudulently use or modify data, including personal information. A security breach could result in monetary and other losses for us or our customers, identify theft for our customers, our inability to expand our business, additional scrutiny and restrictions and fines or penalties from regulatory or governmental authorities, loss of customers and customer confidence in our services, exposure to civil litigation, a breach of our contracts with lenders or other third parties, liquidity risks or a negative impact on our relationships with our financial services providers, including payment processors, disbursement partners, and other third parties, all which could harm our business, financial condition, and operating results. Also, our reputation could suffer irreparable harm, causing our current and prospective clients to decline to use our solutions in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs, investigating and remediating any information security vulnerabilities, complying with data breach notification obligations, and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and materially and adversely affect our business, financial condition, and operating results. While we maintain insurance policies, our coverage may be insufficient to compensate us for all losses caused by security breaches, and any such security breaches may result in increased costs for such insurance. We also cannot ensure that our existing cybersecurity insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation and our business, financial condition, and operating results.
In addition, the trend towards working from home and using private residential networks to access the internet, which has arisen in response to the COVID-19 pandemic and other global economic and labor market conditions, may further exacerbate risks associated with cyberattacks and data security breaches, because we cannot guarantee these private work environments have the same robust security measures deployed in our physical offices.
For additional information, see the section titled “Risk Factors—Our business is subject to the risks of earthquakes, fires, floods, public health crises, pandemics, and other natural catastrophic events, and to interruption by man-made problems such as cyber-attacks, internal or third-party system failures, political unrest, market or currency disruptions, and terrorism, which could result in system and process failures and interruptions which could harm our business.”

We are subject to privacy laws across multiple jurisdictions which are highly complex, overlapping and frequently changing and create compliance challenges that may expose us to substantial costs, liabilities or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.
The legal and regulatory environment relating to “privacy and data protection laws” (as discussed in “Business—Regulatory Environment”) continues to develop and evolve in ways we cannot predict, including with respect to technologies such as cloud computing, AI, cryptocurrency, and blockchain technology. We have internal and publicly posted policies regarding our collection, processing, use, disclosure, and security of information. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about data privacy and security can subject us to potential actions if they are found to be deceptive, unfair, or otherwise misrepresent our actual practices, which could materially and adversely affect our business, financial condition and results of operations. Any failure, or perceived failure, by us to comply with our privacy or cybersecurity policies as communicated to users or with privacy and data protection laws could result in proceedings or actions against us by data protection authorities, government entities, or others. Such proceedings or actions could subject us to significant fines, penalties, judgments, and negative publicity which may require us to change our business practices, increase the costs and complexity of compliance, and materially harm our business. In addition, compliance with inconsistent privacy and cybersecurity laws may restrict our ability to provide products and services to our customers. For additional discussion about the regulatory environment that we operate in, please see the section titled “Business—Regulatory Environment”.
Any security or privacy breach of our system could breach our agreements with significant partners that we use to deliver our services and expose us to significant loss.
Our agreements with third parties, including without limitation those with payment processors, credit card and debit card issuers and bank partners, include mutual contractual commitments on information security and data privacy compliance. If we experience an incident that creates a breach of such contractual commitments, we could be exposed to significant liability or cancellation of service under these agreements. The damages payable to the counterparty as well as the impact to our service could be substantial and create substantial costs and loss of business. For example, if we experience any information security or data privacy breach with respect to credit card or debit card information that we store, we could be liable to the issuing banks for their cost of issuing new cards and related expenses. In addition, a significant breach could result in our being prohibited from processing transactions for any of the relevant network organizations, such as Visa or MasterCard, which would harm our business.
Any significant interruption or failure of our system availability, including failure to successfully implement upgrades or new technologies to our mobile app or website, could adversely affect our business, financial, and operating results.
The efficient and uninterrupted operation of technologies that we use to deliver our services is important for the customer experience. This includes maintaining ready customer access and acceptable load times for our services at all times. Our systems and operations and those of third-party partners have experienced and may experience in the future interruptions or degradation of service availability due to a variety of events including distributed denial-of-service and other cyberattacks, insider threats, hardware and software defects or malfunctions, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, public health crises (including pandemics), power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. To the extent we cannot effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology platform to maintain sufficient system availability, new or existing customers may seek other services and may not return to our services as often in the future, or at all. If our service is unavailable when customers attempt to access it or it does not load as quickly as they expect, customers may lose trust in our service or determine that our services are unreliable or too slow to meet their needs.

This would harm our ability to attract customers and could decrease the frequency with which they use our website and mobile solutions. As a result, our business, financial results and operating results may be harmed.
In addition, our platform is currently vulnerable to downtime should a major disaster or other event affect the west coast of the United States, where our cloud services provider is based, and our physical system architecture resides. While we have backups for these systems, our platform would be unavailable for some time were our normal systems to go down. Further, some of our systems are not fully redundant, and our disaster recovery program has not been fully tested and may not be sufficient for all eventualities.
Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current services to our customers, thereby harming our business.
The regulatory framework for privacy and security issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, processing, use, storage, transmission, disclosure, and security of personal information by companies operating over the internet have recently come under increased public scrutiny. Due to the amount of personal information we process and handle as a part of our business, currently applicable laws and the implementation of new laws or amendments have a substantial impact on our operations both outside and in the United States, either directly as a data controller or indirectly through our partnerships and service providers. State, federal and foreign lawmakers and regulatory authorities have increased their attention on the collection and use of consumer data. In addition, many jurisdictions in which we operate have or are developing laws that protect the privacy and security of sensitive and personal information, including, but not limited to, the Gramm-Leach-Bliley Act (“GLBA”), the California Consumer Privacy Act of 2018 (“CCPA”), the California Privacy Rights Act of 2020 (“CPRA”), the United Kingdom’s Data Protection Act 2018 (the “Data Protection Act”), and the European General Data Protection Regulation (“GDPR”).
In addition, we rely on the standard contractual clauses (as promulgated and recently substantially revised by the European Commission) for intercompany data transfers from the European Union to the United States. As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. For additional discussion about the cybersecurity and privacy regulatory environment that we operate in, see the section titled “Business—Privacy and Cybersecurity”.
The various privacy and cybersecurity laws and regulations with which we must comply are complex and evolving. Compliance with such laws and regulations require we expend significant resources, and we cannot guarantee that we will be able to successfully comply with all such privacy and cybersecurity laws and regulations, especially where they do or may in the future conflict with one another, nor can we predict the extent to which such new and evolving regulatory and legal requirements will impact our business strategies and the cost or availability of previously useful data, increase our potential liability, increase our compliance costs, require changes in business practices and policies, or otherwise adversely affect our business. Furthermore, any data breach or a failure by us to comply with the cybersecurity and privacy regulations and laws which we are subject to could result in penalties and fines, or in civil litigation against us, which could have a material adverse effect on our business, including on how we use personal data, on our financial condition, and our operating results.
We believe our policies and practices comply with applicable privacy guidelines and other applicable laws and regulations under which we are regulated. However, if our belief proves incorrect, if there are changes to the guidelines, laws, or regulations, or their interpretation, or if new regulations are enacted that are inconsistent with our current business practices, our business could be harmed. We may be required to change our business practices, services, or privacy policy, reconsider any plans to expand internationally, or obtain additional consents from our customers before collecting or using their information, among other changes. Changes like these could increase our operating costs and potentially make it more difficult for customers to use our services, resulting in less revenue or slower growth.
If we are unable to adequately protect or enforce our intellectual property rights, our business, prospects, financial condition, and operating results could be harmed.
The Remitly brand and the trademarks, service marks, trade names, copyrights, domain names, trade dress, patents and trade secrets, and other intellectual property and proprietary rights (collectively, “IP Rights”) that support that brand are important to our business. We rely on, and expect to continue to rely on, a combination of intellectual property laws, as well as confidentiality, invention assignment, and license agreements with our employees, contractors, consultants, and other third parties with whom we work, to establish and protect our brand, proprietary technology, and other IP Rights. However, effective protection of our IP Rights may not be available in every jurisdiction in which we offer our services and, where such laws are available, our efforts to protect such rights may not be sufficient or effective and such rights may be found invalid or unenforceable or narrowed in scope. If we are unable to prevent third parties from using or offering technologies or services that infringe on, misappropriate or otherwise violate our IP Rights, our business results could be adversely affected.
In addition, effective protection of our IP Rights is expensive to maintain. We have in the past and may in the future bring claims against third parties alleging infringement, misappropriation, or other violation of our IP Rights. Our efforts to enforce our IP Rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. The outcome in any such lawsuits are unpredictable. Even if resolved in our favor, such lawsuits may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Moreover, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing or any inability to enforce or otherwise defend our IP Rights could have a material adverse effect on our competitive position, business, financial condition, and results of operations.
For example, we have registered domain names for our website that we use in our business, such as www.remitly.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our services under a new domain name, which could diminish our brand or cause us to incur significant expenses to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.
We pursue registration of trademarks and service marks in the United States and in certain, but not all, current or potential jurisdictions outside of the United States, but doing so may not always be successful or cost-effective. We rely on common law (unregistered) trademark rights in certain jurisdictions where possible, but many countries do not recognize common law rights. Even if we apply to register our trademarks, our trademark applications may not be granted. Additionally, rights in common law trademarks are not always entitled to the same protections as registered trademarks, and are generally limited to the geographic region in which the trademark is used. We have relied on, and may in the future rely on, the well-known status of the REMITLY trademark in opposition or cancellation actions against potentially conflicting marks in jurisdictions where we do not own registrations, but we may be unable to protect our trademark and service mark rights, and third parties have in the past, and may again in the future, file or acquire trademarks and/or service marks that are similar to, infringe upon, dilute or diminish the value of our IP Rights. Opposition or cancellation proceedings may in the future be filed against our trademark and service mark applications and registrations, and our trademarks and service marks may not survive such proceedings. If third parties register or develop common law rights which adversely affect our brand or IP Rights and we are unable to successfully challenge such third-party rights, we may not be able to use our trademarks and service marks to further develop brand recognition.

We also rely on our proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer, independently develop, or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, disbursement partners, vendors, and customers may not prevent unauthorized use or disclosure of our proprietary technology or trade secrets and may not provide an adequate remedy in the event of such unauthorized use or disclosure. We also cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology or that our invention assignment agreements will be effective. Moreover, policing unauthorized use of our technologies, services, and intellectual property is difficult, expensive, and time consuming, particularly in international countries where the laws and enforcement of said laws may not effectively protect our IP Rights. In addition, we may be unable to determine the extent of any unauthorized use or infringement, misappropriation, or other violation of our services, technologies, or IP Rights. Any failure to adequately protect or enforce our IP Rights, or significant costs incurred in doing so, could materially harm our business, prospects, financial condition and operating results.
We also license certain third-party intellectual property that is important to our business, including technologies, data, content and software from third parties, and in the future we may license additional valuable third-party intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license, which would cause us to lose valuable rights, and could prevent us from selling our services, or inhibit our ability to commercialize current or future services.
Assertions by third parties of infringement, misappropriation, or other violations by us of their intellectual property or other proprietary rights could result in significant costs and substantially harm our business and operating results.
Intellectual property disputes are common in the payments and digital financial services industries. We may become involved in lawsuits to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Some companies in the digital financial services industry, including some of our competitors, own large numbers of patents, copyrights, trademarks, and trade secrets, which they may use to assert claims against us. Third parties have asserted and may in the future assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. As the number of services and competitors in our market increases and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation, or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management. In addition, an adverse outcome of a dispute may require us to pay substantial damages; cease making, licensing, or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights; and indemnify our disbursement partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could harm our business, financial condition, and operating results.
Our use of open source and third-party technology could impose limitations on our ability to offer our services to customers.
We use open source software in our services and expect to continue to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. Although we monitor our use of open source software to avoid subjecting our services to conditions we do not intend, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties seeking to enforce the terms of the applicable open source license. In such an event, we could be required to seek licenses from third parties to continue offering our services, to make our proprietary code generally available in source code form, to re-engineer our services, or to discontinue our services if re-engineering could not be accomplished on a timely basis, any of which could harm our business, financial condition, and operating results. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide our services. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could materially and adversely affect our business, financial condition and results of operations.
If we do not or cannot maintain the compatibility of our platform with the most popular mobile devices, desktop browsers, and tablet devices, our revenue and growth prospects may decline.
Our customers access our product offerings increasingly through mobile phones and also through the use of various other hardware devices and software programs. If any of the software providers change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs, or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our platform and harm our business, operating results, and financial condition.
The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with the offerings of our strategic partners. Critically, our financial institution strategic partners must be able to integrate our platform into their existing offerings. These strategic partners periodically update and change their systems, and although we have been able to adapt our platform to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future. While we have multiple API integrations and partner redundancies built into our platform, if we are unable to adapt to the needs of our strategic partners’ platforms, our remittance transaction process may be interrupted or delayed, and our strategic partners may terminate their agreements with us, leading to a loss of access to large numbers of customers at the same time and consequent negative impact on our growth and customer retention.
We may not be able to enforce our intellectual property rights throughout the world.
We may be required to protect our proprietary technology in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending, and enforcing intellectual property rights on our products, services, and technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property rights to develop their own products and services and, further, may export otherwise infringing, misappropriating or violating products and services to territories where we have intellectual property protection but enforcement is not as strong as that in the U.S. These products and services may compete with our products and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as U.S. laws, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States.

In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by U.S. courts and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.
Legal and Compliance Risks
Failure to comply with sanctions laws, anti-terrorist financing laws, anti-money laundering laws, and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We have implemented policies and procedures designed to allow us to comply with anti-money laundering laws and economic sanctions laws and prevent our platform from being used to facilitate business in countries or with persons or entities designated on lists promulgated by OFAC and equivalent international authorities. We may utilize the services of vendors, such as screening tools, in implementing such policies and procedures. In the event that we or any of our users engage in any conduct, intentionally or not, that facilitates money laundering, terrorist financing, or other illicit activity, or that violates anti-money laundering or sanctions laws, or otherwise constitutes activity that is prohibited by such laws, including through the fault of any vendor, we may be subject to fines, penalties, lawsuits, and enforcement actions; additional compliance requirements; increased regulatory scrutiny of our business; restriction of our operations; or damage to our reputation or brand.
Law enforcement and regulators continue to scrutinize compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures that we use to verify the identity of our customers or monitor our platform for potential illegal activity. In addition, any policies and procedures that we implement to comply with sanctions laws may not be effective, including in preventing customers from using our services with sanctioned persons or jurisdictions subject to comprehensive sanctions, including Cuba, North Korea, Syria, Iran, and the Crimea region of Ukraine. Given the technical limitations in developing controls to prevent, among other things, the ability of customers to publish on our platform false or deliberately misleading information or to develop sanctions-evasion methods, it is possible that we may inadvertently and without our knowledge provide services to individuals or entities that have been designated by OFAC or are located in a jurisdiction subject to comprehensive sanctions or an embargo by the United States, and such services may not be in compliance with the economic sanctions regulations administered by OFAC.
Consequences for failing to comply with applicable rules and regulations could include fines, criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us, our customers, vendors, or our payment or disbursement partners with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing customers, prevent us from obtaining new customers, cause other payment or disbursement partners to terminate or not renew their agreements with us, require us to expend significant funds to remedy problems caused by violations and to avert further violations, adversely affect our relationship with our partner banks and other commercial counterparties and expose us to legal risk and potential liability, all of which may adversely affect our business, operating results, and financial condition and may cause the price of our common stock to decline.

Use of our platform for illegal or fraudulent activities could harm our business, reputation, financial condition, and operating results.
Our platform is susceptible to illegal, improper or fraudulent uses, including money laundering, terrorist financing, sanctions evasion, bank fraud, payments involving child pornography or human trafficking, and the facilitation of other illegal, improper or fraudulent activity. The digital financial services industry is under increasing scrutiny from federal, state, and international regulators in connection with the potential for such illegal, improper or fraudulent activities. In addition, our remittance service facilitates payments to jurisdictions which may in some cases have higher levels of illegal, improper payments. For example, the United States to Colombia and United States to Nigeria payment corridors have historically been characterized by a high volume of fraudulent payments and are thus particularly high-risk. Our payment system has been utilized for illegal, improper and fraudulent uses in the past and we cannot guarantee that our policies, procedures and internal controls, or insurance, would adequately protect our business, maintain our continued ability to operate in the jurisdictions that we serve, or our reputation, especially if such illegal, improper or fraudulent activities were discovered to have taken place on our platform in the future. Our fraud loss expenses may increase if our fraud systems lose effectiveness or if new methods or schemes are developed to defraud us. Since the methods and schemes utilized by perpetrators of fraud are constantly evolving or, in some cases, not immediately detectable, we cannot assure you that our policies, procedures and controls for managing fraud will be effective over time or of our ability to update these measures to address emerging fraud risks. In addition, if illicit or fraudulent activity levels involving our services were to rise, it could lead to regulatory intervention and reputational and financial damage to us. This, in turn, could lead to government enforcement actions and investigations, a suspension or termination of our operating licenses, a reduction in the use and acceptance of our services, or an increase in our compliance costs, any of which may harm our business, financial condition, and operating results.
On the other hand, if the measures we have taken to detect illegal, improper or fraudulent activities are too restrictive and/or inadvertently prevent or delay proper transactions, this could result in suspension of legitimate customer activity on our payment system, deter new and existing customers or otherwise diminish our customer experience, any of which could harm our business.
Our platform is susceptible to fraud, and our business, reputation, financial condition and operating results could be harmed as a result.
We offer our customers the ability to fund transactions utilizing their credit card or debit card. We also offer alternative payment methods. Because these are card-not-present/online transactions, they involve a greater risk of fraud. We also release a small percentage of funded transactions for disbursement prior to our receiving funds from our customers, which exposes us to repayment risk in the event that these customers have insufficient funds in their bank account. Additionally, we carry chargeback liability for a large portion of disputed card payment transactions. If we are unable to effectively manage our payment and fraud risks, we may be placed on fraud monitoring programs put in place by various payment scheme networks, banking partners, and our business and financial results may be harmed.
Governments and regulators have been and will continue to be pressured to adopt greater protections for consumers which could require us to change our business model and harm our financial and operating results.
Globally, governmental agencies have been under increasing pressure to implement greater protections for consumers, which could result in enhanced requirements and obligations for services providers like us. The Consumer Financial Protection Bureau (“CFPB”) and similar regulatory agencies in other jurisdictions we serve have broad consumer protection mandates that could result in the promulgation and interpretation of rules and regulations that may affect our business. The CFPB’s Remittance Rule, for example, establishes threshold requirements for all money remittances involving U.S. participants, including, among other things, disclosure requirements regarding certain transaction details, receipts, refunds within statutory periods and error resolution. If we were found to be in violation of any of these regulations, our business or reputation could be harmed and we could face penalties and enforcement action by the CFPB.
In addition, the CFPB administers other regulations and may adopt new regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures. The CFPB’s authority to change regulations adopted in the past by other regulators, or to rescind or alter past regulatory guidance, could increase our compliance costs and litigation exposure. These regulations, changes to these regulations, and other potential changes under CFPB regulations could harm our business, financial condition, and operating results and force us to change the way we operate our business. Finally, as a larger participant in the market for international money transfers, we are subject to the CFPB’s direct supervisory and examination authority. Any weaknesses in our compliance management system or Remittance Rule program may also subject us to penalties or enforcement action by the CFPB. If the CFPB or other similar regulatory bodies adopt, or customer advocacy groups are able to generate widespread support for, positions that are detrimental to our business, then our business, financial condition, and operating results could be harmed.
Our business is subject to a variety of U.S. and international laws and regulations, many of which are unsettled and still developing, and many of which may contradict one another due to conflicting regulatory goals. Failure to comply with these laws could subject us to regulatory action, claims or otherwise harm our business.
Our service is subject to a variety of laws and regulations worldwide, primarily from our key send jurisdictions in the United States, Canada, the EEA, the United Kingdom, Australia, and Singapore. We also work with disbursement partners in various receive jurisdictions, including Nigeria and India, whom we believe are complying with local laws and regulations. We rely on such disbursement partners to conduct our business and such disbursement partners could fail or be unable to satisfy their obligations to us. This could lead to our inability to access funds and/or credit losses for us and could adversely impact our ability to conduct our business.
From time to time, additional regulatory agencies may also attempt to assert jurisdiction over our international business activities. These laws are complex, extensive, and continuously evolving and developing, including laws regarding money laundering, terrorist financing, fraud, data use and retention, theft and misappropriation, cybersecurity, privacy, anti-spam, consumer disclosure and protection, advertising and marketing, payment processing, money transmission, financial services, currency controls, and escheatment. These requirements vary from jurisdiction to jurisdiction and are subject to continued interpretation by regulatory bodies, judicial branches, and enforcement agencies in each such jurisdiction. These changes can happen quickly and with little notice and, in addition, the scope and interpretation of these laws is often uncertain and may be conflicting. We or our disbursement partners are subject to reporting, recordkeeping, and anti-money laundering provisions of the laws of each of the jurisdictions in which we do business. In the United States, for example, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “BSA”), and its implementing regulations, subjects our business to regulatory oversight by the Financial Crimes Enforcement Network and state regulators. We have implemented an anti-money laundering compliance program, including transaction monitoring procedures, to identify and address, among other things, use of our platform by prospective or existing customers that appears to constitute money laundering or other illegal activity. The BSA, among other laws and regulatory requirements, requires businesses such as ours to develop and implement a risk-based compliance program designed to prevent and identify money laundering schemes, report large cash transactions and suspicious activity, and maintain records, such as records about customers who use our services and other transaction records. Regulatory agencies continue to scrutinize compliance with these obligations, which may require us to revise or expand our compliance program, including the procedures we use to verify the identity of our customers or monitor international and domestic transactions. In addition, existing laws and regulatory requirements may change and become more stringent, such as requiring us to maintain records on a larger number of transactions or verify the identity of our customers in a prescriptive way, which could result in greater costs for compliance.

Similarly, in the European Union, we operate through our Irish subsidiary, which is licensed under the EU Payment Services Directive (“PSD”) Under the PSD, as amended by a revised Payment Services Directive known as PSD2, and the 4th and 5th Anti-Money Laundering Directive in the EU, our EU operating company has increasingly become directly subject to reporting, recordkeeping, and anti-money laundering regulations, agent oversight and monitoring requirements, as well as broader supervision by EU member states. Additionally, the financial penalties associated with the failure to comply with anti-money laundering laws have increased in recent regulation, including the 4th Anti-Money Laundering Directive in the EU. Legislation that has been enacted or proposed in other jurisdictions could have similar effects. These laws and other similar legislation enacted or proposed in the United States and other countries have increased and will continue to increase our costs, and in the event that we or our agents are unable to comply, could harm our business, financial condition, results of operations, and cash flows.
We are also required to comply with all economic sanctions imposed by the United States, which are overseen by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and by those imposed in the international jurisdictions in which we operate, including the European Union and the United Kingdom. Moreover, we are also subject to the Foreign Corrupt Practices Act, (“FCPA”) in the United States and similar laws in other countries that generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business.
Although we maintain policies and procedures that are designed to comply with these laws, any real or perceived failure to comply with them, and any future laws and regulations, could result in fines, sanctions, penalties, litigation, enforcement orders, loss of customer confidence, or other harmful consequences, or adversely affect our relationship with our customers, partner banks and other commercial counterparties, any of which could harm our business, financial condition, and operating results. In addition, governmental agencies both in the United States and worldwide may impose new or additional rules on money transfers affecting us, our agents, partner banks or commercial counterparties, including regulations that:
•prohibit, restrict, and/or impose taxes or fees on remittance transactions in, to, or from certain countries or with certain governments, individuals, and entities;
•impose additional customer identification and customer, agent, subagent due diligence, and vendor management requirements;
•impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;
•limit the types of entities capable of providing remittance services, impose additional licensing or registration requirements on us, our agents, or their subagents, or impose additional requirements on us with regard to selection or oversight of our agents or their subagents;
•impose minimum capital or other financial requirements on us or our agents and their subagents;
•limit or restrict the revenue which may be generated from money transfers, including transaction fees and revenue derived from foreign exchange;
•require enhanced disclosures to our customers;
•require the principal amount of money originated in a country to be invested in that country or held in a trust until they are paid;
•limit the number or principal amount of remittances, which may be sent to or from a jurisdiction, whether by an individual, through one agent, or in aggregate;

•impose more stringent information technology, cybersecurity, data, and operational security requirements on us or our agents and their subagents, including relating to data transfers and the use of cloud infrastructure;
•impose additional risk management and related governance and oversight requirements, including relating to the outsources of services to other group companies or to third parties; and
•prohibit or limit exclusive arrangements with our agents and subagents.
For example, the Central Bank of Nigeria recently imposed currency controls that limit repatriation of funds with immediate effect, which required money transmission businesses, including us, to make substantial adjustments to payments processes that serve Nigerian consumers. While we believe that we are compliant with our regulatory responsibilities, the legal, political, and business environments in these areas are routinely changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose us to increased liability, increased operating and compliance costs to implement new measures to reduce our exposure to this liability, and reputational damage. The risk of non-compliance is exacerbated when we introduce new products or services that subject us to new laws and regulations. In addition, as we expand and localize our international activities, we may become increasingly obligated to comply with the laws of the countries or markets in which we operate. In addition, because our services are accessible worldwide and we facilitate remittances to a growing number of countries, one or more jurisdictions may claim that we are required to comply with their laws. Local regulators may use their power to slow or halt payments to our customers in those jurisdictions. Such regulatory actions or the need to obtain licenses, certifications or other regulatory approvals could impose substantial costs and involve considerable delay in the provision or development of our services in a given market, or could require significant and costly operational changes or prevent us from providing any services in a given market. Additionally, external factors such as economic or political instability, or natural disasters may make money transfers to, from, within, or between particular countries difficult or impossible. These risks could negatively impact our ability to offer our services, to make payments to or receive payments from disbursement partners or to recoup funds that have been advanced to disbursement partners, and as a result could adversely affect our business, financial condition, results of operations, and cash flows. In addition, the general state of telecommunications and infrastructure in some developing countries, including countries where we have a large number of transactions, creates operational risks for us and our disbursement partners.
Governments may decide to impose restrictions or levy new taxes on money transfers or other digital financial services provided by us, which would harm our financial results and our business.
Our business could be harmed if a local, state, federal, or international government were to levy taxes on money transfers, as has been proposed in the past. Budget shortfalls in the United States and many jurisdictions could lead other states and jurisdictions to impose similar fees and taxes, as well as increase unclaimed property obligations. Such fees or taxes, and any related regulatory initiatives, may be implemented in a manner that conflicts with other laws to which we are bound or in a manner with which we are unable to comply, and noncompliance could harm our business. It is possible that governments of one or more countries may seek to censor content available on our website and mobile solutions or may even attempt to completely block access to our website or mobile solutions. Adverse legal or regulatory developments could harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be harmed and we may not be able to maintain or grow our revenue as anticipated.
We are subject to anti-corruption laws and regulations, and failure to comply with such laws could harm our business.
We are subject to the FCPA, the U.S. Travel Act, and the U.K. Bribery Act 2010, and may be subject to other anti-bribery laws in countries in which we conduct activities or have customers. We face significant risks if we cannot comply with the FCPA and other anti-corruption laws that prohibit companies and their agents and third-

party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, or private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. We have implemented an anti-corruption compliance policy, but we cannot ensure that all of our employees, customers, and agents, as well as those contractors to which we outsource certain of our business operations, will not take actions in violation of our policies or agreements and applicable law, for which we may be ultimately held responsible.
Any violation of the FCPA, other applicable anti-corruption laws, and other similar laws could result in investigations and actions by federal or state attorneys general or foreign regulators, loss of export privileges, severe criminal or civil fines and penalties or other sanctions, forfeiture of significant assets, whistleblower complaints, and adverse media coverage, which could have an adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
We are subject to regulations that limit the use of customer funds that we hold at any particular point in time and thus subject to additional regulatory requirements that could have a material adverse impact on our business, financial condition, operating results, and cash flows.
Our regulators expect us to possess sufficient financial soundness and strength to adequately support our business. Licensing requirements generally include minimum net worth requirements, provision of surety bonds, compliance with limitations on receivables from our affiliates or third parties and the maintenance of reserves in an amount equivalent to outstanding payment obligations, as defined by our various regulators. Also, our regulators specify the amount and composition of eligible assets that we or certain of our regulated subsidiaries must hold to satisfy outstanding settlement obligations. These regulators could further restrict the type of instruments that qualify as permissible investments or require our regulated subsidiaries to maintain higher levels of eligible assets. Any change or increase in these regulatory requirements could have a material adverse effect on our business, financial condition, and operating results.
Failure to comply with global and evolving marketing laws could subject us to claims or otherwise harm our business.
Our marketing practices rely upon a wide range of referral programs, exchange rate and fee-based promotions, e-mail and social media marketing and direct marketing practices, among other tactics. These marketing practices are subject to a variety of advertising and consumer protection laws and regulatory oversight both in the United States and in Canada, the EEA, the United Kingdom, Australia, Singapore and the other jurisdictions in which we do business. In the United States, some examples of applicable legislation includes the CAN-SPAM Act of 2003, the U.S. Federal Trade Commission guidelines with respect to misleading or deceptive advertising or marketing practices; the Telephone Consumer Protection Act of 1991 (the “TCPA”), state banking laws that prohibit non-banks, including licensed money transmitters, from holding themselves out as banks or providing banking services; and the California Consumer Privacy Act (the “CCPA”), and, the CPRA, which expands upon the CCPA.
These laws are continuously evolving and developing in light of technological change and regulatory objectives. These laws are overseen by regulators at the national and state level and, in some cases, carry private rights of action that may expose us to class-action and private litigation risk. We are, and, from time to time, we may become, subject to various legal proceedings and regulatory investigation matters and enforcement activities in connection with these laws and regulations. We intend to cooperate fully with such investigations. We are not presently a party to any legal or regulatory proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. We believe that our policies and practices comply with applicable marketing and consumer protection laws and regulations. However, if our belief proves incorrect, if there are changes to the guidelines, laws, regulations, or their interpretation, or if new regulations are enacted that are inconsistent with our current marketing practices or customer experience, our business could be harmed or our relationship with our partner banks and other commercial counterparties, could be adversely affected.
Use of social media, endorsers, emails, and text messages may adversely impact our reputation or subject us to fines or other penalties.
We use social media, emails, and text messages as part of our approach to marketing. As social media rules and policies, and laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable rules, policies, laws, and regulations in the use of these channels could adversely affect our reputation or subject us to fines, contractual damages, or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement, misappropriation, or other violation of intellectual property and other proprietary rights, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, customers, or others. Any such inappropriate use of social media, emails, and text messages could also cause reputational damage.
Our customers may engage with us online through our social media platforms, including Facebook, Instagram, and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, operating results, financial condition, and prospects.
If our disbursement partners fail to comply with applicable laws, it could harm our business.
Our services are regulated by state, federal, and international governments. Many of our disbursement partners are banks and are heavily regulated by their home jurisdictions. Our non-bank disbursement partners are also subject to various regulations, including money transfer regulations. We require regulatory compliance as a condition to our continued relationship with our partners, perform due diligence on them, and monitor them periodically with the goal of meeting regulatory expectations. However, there are limits to the extent to which we can monitor their regulatory compliance. Any determination that our disbursement partners or the sub-disbursement partners of our aggregator disbursement partners have violated laws and regulations could damage our reputation and customer trust in our brand and services, and may ultimately lead to regulatory action against us by our regulators. It is possible that in some cases we could be liable for the failure of our disbursement partners to comply with laws or regulations or to operate with sufficient oversight over their disbursement networks, which also could harm our business, financial condition, and operating results.
In addition, foreign exchange rates could become regulated or foreign exchange purchases could become taxed by the governments in countries in which we do business, and such governments could implement new laws or regulations that affect our right to set foreign exchange spreads. Such regulations could harm our business.
From time to time, we may be subject to legal proceedings, disciplinary actions, regulatory disputes, and governmental investigations that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.
From time to time, we may be subject to claims, lawsuits (including class actions), government investigations, disciplinary actions, administrative proceedings, arbitrations, and other proceedings involving competition and antitrust, intellectual property, privacy, cybersecurity, consumer protection, regulatory compliance, securities, tax, labor and employment, commercial disputes, money transmission, and other matters that could adversely affect our business operations and financial condition. The outcome of any legal or administrative proceeding, regardless of its merits, is inherently uncertain. Regardless of the merits, pending or future legal or administrative proceedings could result in a diversion of management’s attention and resources and reputational harm, and we may be required to incur significant expenses defending against these claims or pursuing claims against third parties to protect our rights. If we do not prevail in litigation, we could incur substantial liabilities. We may also determine in certain instances that a settlement may be a more cost-effective and efficient resolution for a dispute.
Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, administrative and regulatory proceedings, the amount of our estimates could be wrong as determining reserves for pending legal administrative, and regulatory proceedings is a complex, fact-intensive process that is subject to judgment calls. The results of legal, administrative, and regulatory proceedings cannot be predicted with certainty and determining reserves for pending litigation and other legal, administrative, and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business. Any adverse determination related to legal, administrative, or regulatory proceedings or a settlement agreement could require us to change our technology or our business practices in costly ways, prevent us from offering certain products or services, require us to pay monetary damages, fines, or penalties, or require us to enter into royalty or licensing arrangements, and could adversely affect our operating results and cash flows, harm our reputation, or otherwise negatively impact our business.
Any future litigation against us could be costly and time-consuming to defend.
In addition to intellectual property litigation, we have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, or claims for reimbursement following theft or misappropriation of customer data. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. In addition, we expect the costs of insurance to increase generally over time, which may have an impact on our financial results. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our common stock.
Operational Risks
We are exposed to the risk of loss or insolvency if our disbursement partners fail to disburse funds according to our instructions or were to become insolvent unexpectedly or funds are disbursed before customer funds are guaranteed to be sufficient .
We are exposed to the risk of loss in the event our disbursement partners fail to disburse funds to recipients according to our instructions. Such reasons could include mistakes by our disbursement partners in processing payment instructions or failing to correctly classify and process error categories, or negligence, insolvency, or fraud by our disbursement partners. One or more of our disbursement partners could elect to temporarily withhold money from customers, which would cause delays in any transfers reaching their ultimate destination. Were such delays to occur, this would cause a loss of trust in the ability of our service to meet the timeline that we set for ourselves and provide our customers. Were customers to lose trust in our ability to deliver our services in a timely and professional manner, our business and financial results could be harmed. We are also subject to risk of loss if funds are disbursed before customer funds are guaranteed to be sufficient, which could also harm our business and financial results.
If there is any material change of service terms or loss of coverage in our payment processors and disbursement network, our business could be harmed.
Our third-party payment processors and disbursement partners are critical components of our business. We partner with payment processors in our send jurisdictions to provide clearing, processing, and settlement functions for the funding of all of our transactions. We also partner with disbursement partners in our receiving jurisdictions to disburse funds to recipients via cash pick-up or delivery, bank deposit, or mobile wallet. For payments processing, the terms of service are governed under applicable payment network rules that are determined by the processor and generally are not subject to negotiation. We may be forced to cease doing business with a payment processor if its rules and certification requirements governing electronic funds transfers change or are reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card and debit card payments from customers or facilitate other types of online payments, and our business and operating results would be harmed.
In addition, if we are unable to renew existing agreements or sign new payment processing and disbursement partners under terms consistent with, or better than, those currently in place, our growth, revenue, and overall business may be harmed. Our payment processors and disbursement partners could choose to terminate or not renew their agreements with us. Payment processors and disbursement partners could reduce the services provided, cease to do business with us, or cease doing business altogether. If these events occur and we are unable to secure alternative providers willing to provide services on more preferable terms, this could lead to our inability to clear our payment instruments or move funds on a global and timely basis as required to settle our obligations. This would negatively impact our revenue as well as our reputation and brand.
If our disbursement partners do not provide a positive recipient experience, our business would be harmed.
We partner with our disbursement partners to disburse funds to our customers’ recipients. If the experience delivered by our disbursement partners to a recipient is deemed unsatisfactory for any reason, including because our disbursement partners are not properly trained to disburse money or deliver poor customer service, if wait times at our disbursement partners’ pick up locations are too long, or if cash pick-up locations are not located in convenient and safe locations and open for business at convenient times, customers may choose to not use our services in the future and our business would be harmed. If the experience delivered by our disbursement partners to a recipient is deemed unsatisfactory for any reason, customers may choose to not use our services in the future and our business would be harmed.
Increases in various types of fees, such as interchange fees, payment scheme fees and disbursement fees, could increase our costs, affect our profitability, cause us to lose customers, or otherwise limit our operations.
Our payment processors and disbursement partners charge us fees, which may increase from time to time. Payment processors may pass through payment scheme mandated costs, such as interchange fees, and changes to these payment scheme fees, or decreases in negotiated rebates could increase our costs. Banks currently determine the fees charged for bank-originated transactions and may increase the fees with little prior notice. Our card processors have in the past and may in the future increase the fees charged for each transaction using credit cards and debit cards, which may be passed on to us. Our disbursement partners charge us disbursement fees, which they have in the past and may in the future increase. U.S. federal, state, or international governments could also mandate a payment processing or remittance tax, require additional taxes or fees to be imposed upon our customers, or otherwise impact the manner in which we provide our services. If our transaction processing fees increase, it may require us to change our disbursement options, modify payment methods or take other measures that would impact our costs and profitability or cause us to lose customers or otherwise limit our operations.
The loss of one or more key members of our management team, or our failure to attract, integrate, and retain other highly qualified personnel in the future, could harm our business.
We believe our success has depended, and continues to depend, on the efforts and talents of our employees and senior management team, including our co-founders Matthew Oppenheimer and Joshua Hug. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who mirror the diversity and spread of our customers. Qualified individuals are in high demand, and we may be unable to find the number of technically talented employees we need to continue our growth, or we may incur significant costs, costs which we expect to increase generally, to attract and keep such employees. In addition, any future loss of any of our senior management, key employees, or key technical personnel could harm our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any of our senior management or other senior employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.
Interruptions or delays in the services provided by critical data centers or internet service providers could impair the delivery of our platform and our business could suffer.
We host our platform using third-party cloud infrastructure services, including two facilities located on the west coast of the United States. All of our services utilize resources operated by us through third-party providers including Amazon Web Services (“AWS”), a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS and other third-party providers that we use. We therefore depend on our third-party cloud providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. We have from time-to-time in the past experienced service disruptions, and we cannot assure you that we will not experience interruptions or delays in our service in the future. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Although we have disaster recovery plans that utilize multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, hurricane, cybersecurity attacks, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, and other similar events beyond our control could negatively affect our platform, including any disruptions in light of increased usage during the COVID-19 pandemic. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired and data may be compromised. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct, all of which could lead to data theft or misappropriation. Any prolonged service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.
Our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, there may be interruptions or delays in service. In addition, the failure of data centers, third-party internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, or there is interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services
Moreover, we are heavily reliant on the cloud services provided by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of or relationship with AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. If AWS unexpectedly terminates our cloud services agreement, we would be forced to incur additional expenses to locate an alternative provider and may experience outages or disruptions to our service. Any service disruption affecting our platform during such migration or while operating on the AWS cloud infrastructure could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business.
Sustained financial market illiquidity, or illiquidity at our partner financial institutions, could harm our business, financial condition, and operating results.
We face risks in the event of a sustained deterioration of financial market liquidity, as well as in the event of sustained deterioration in the liquidity or failure of financial institutions where we deposit money, including financial institutions that hold prefunding accounts for our disbursement partners. In particular:
•We may be unable to access funds in our investment portfolio, deposit accounts, and clearing accounts on a timely basis to pay transactions and receive settlement funds. Any resulting need to access other sources of liquidity or short-term borrowing would increase our costs. Any delay or inability to pay transactions could harm our business, financial condition, and operating results;
•Our funds are held by us and our disbursement partners, which includes banks, non-bank financial institutions, and aggregators, both in the United States and abroad. During high volume sending periods, a significant portion of our available cash may be held in an account or accounts outside of the United States. Our payment processors, the commercial banks that hold our funds, our disbursement partners, and the financial institutions that hold prefunding accounts for our disbursement partners or our disbursement collateral could fail or experience sustained deterioration in liquidity. This could lead to our inability to move funds on a global and timely basis as required to pay transactions and receive settlement funds; loss of prefunded balances; or a breach in our regulatory capital requirements if we are unable to recover our funds; and
•We maintain cash at commercial banks in the United States in amounts in excess of the Federal Deposit Insurance Corporation limit of $250,000. In the event of a failure at a commercial bank where we maintain our deposits, we may incur a loss to the extent such loss exceeds the insurance limitation.
If financial liquidity deteriorates, our ability to access capital may be harmed and we could become insolvent.
Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.
We have in the past, and we may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we have limited experience in acquiring other businesses, and we may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively following the acquisition. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, operating results, and financial condition may suffer.
We may also make significant investments in new products, marketing campaigns, technologies, or services developed solely by us or in conjunction with strategic partners we identify. For example, in February 2020 we launched Passbook in partnership with Sunrise, an app-based banking service developed by us and designed to partner with other financial institutions for money management specifically for multinational customers. We invested significant time and resources in the project. It is possible that our strategic investments may not become profitable and fail to return our initial investment, and this may have a harmful effect on our business and financial results.
Remitly Global is a holding company with no operations of its own and manages a network of local subsidiaries, each of which is subject to different local regulations. In the future, we may depend on our subsidiaries to fund our operations and expenses.
We are a holding company with subsidiaries in the United States, Canada, the United Kingdom, Ireland, Poland, Australia, Nicaragua and Singapore, all of which are directly or indirectly wholly owned. Managing the regulatory compliance activities for each of these many subsidiaries is a complicated task, and we expend significant resources in doing so. However, we cannot guarantee that we will be able to keep abreast of the changing legal and regulatory landscapes for each of the jurisdictions in which our subsidiaries exist. If any of the regulatory environments applicable to our subsidiaries change materially, and we fail to adapt to such change, our business and financial results may be harmed.
Additionally, as a holding company, we may rely on our operating subsidiaries for distributions or payments for cash flow. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future may depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds, whether as a result of currency liquidity restrictions, monetary or exchange controls, regulatory restrictions, or otherwise. For example, certain of our subsidiaries are subject to minimum capital and liquidity requirements as U.S.-regulated entities and/or the jurisdictions where they do business. Such requirements may limit the ability of these regulated subsidiaries to dividend or distribute funds to Remitly Global. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.
Expansion into new international markets and payment corridors will expose us to risks associated with handling of additional currencies and compliance with local regulations and law.
As our international operations increase, or more of our expenses are denominated in currencies other than the U.S. dollar, our operating results may be more greatly affected by fluctuations in local markets or the exchange rates of the currencies in which we do business.
There are significant costs and risks inherent in conducting business in international markets, including:
•establishing and maintaining effective controls at international locations and the associated costs;
•increased competition from local providers;
•compliance with international laws and regulations, including data privacy frameworks similar to the GDPR;
•adapting to doing business in other languages or cultures;
•compliance with local tax regimes, including potential double taxation of our international earnings, and potentially adverse tax consequences due to U.S. and international tax laws as they relate to our international operations;
•compliance with anti-bribery laws, such as the FCPA and the U.K. Bribery Act;

•currency exchange rate fluctuations and related effects on our operating results;
•economic and political instability in some countries;
•the uncertainty of protection for intellectual property and other proprietary rights in some countries and practical difficulties of obtaining, maintaining, protecting, and enforcing rights abroad; and
•other costs of doing business internationally.
As we expand into more international markets, we are faced with greater complexities around having to comply with various sets of local regulations, policies and laws, which could change in ways that are adverse to our business. In particular, central banks or other regulatory agencies or institutions in the countries we operate could enact policies that may negatively affect our business, and we may incur increased costs and resources to deal with such unfavorable laws and policies.
These factors and other factors could harm our international operations and, consequently, materially impact our business, operating results, and financial condition.
Further, we may incur significant operating expenses as a result of our international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We also have more limited brand recognition in certain parts of the world, leading to delayed acceptance of our platform by international customers. If we cannot continue to expand internationally and manage the complexity of our global operations successfully, our financial condition and operating results could be adversely affected.
A substantial amount of our revenue is derived from remittances to India, the Philippines and Mexico and our business could be significantly affected by any adverse changes in these regions.
Historically, our revenue has been substantially derived from remittances to India, the Philippines and Mexico. Remittances sent to these three countries represented approximately 75% of our revenue and send volume in the year ended December 31, 2020 and approximately 70% of our revenue and send volume in the six months ended June 30, 2021. Because these countries account for a substantial portion of our revenue and send volume, our business is exposed to adverse regulatory and competitive changes, economic conditions and changes in political conditions in each of these countries. Moreover, due to the concentration of our revenue in these geographies, our business is less diversified and, accordingly, is subject to greater regional risks than some of our competitors.
Financial Risks
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements. If we fail to remediate any material weaknesses or otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, two material weaknesses in our internal control over financial reporting were identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:
•We did not design and maintain effective controls over certain IT, general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:(1) program change management controls for certain financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (2) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to certain financial systems, programs, and data to appropriate Company personnel.
This material weakness contributed to the following material weakness:
•We did not design and maintain effective controls over segregation of duties of journal entries. More specifically, certain personnel had the ability to prepare and post journal entries without an independent review performed by someone without this ability.
These material weaknesses did not result in a misstatement to our annual consolidated financial statements as of and for the year ended December 31, 2020. However, each of the material weaknesses described above, individually and aggregated could impact the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
As of the date of this prospectus, these remain material weaknesses and we are in the process of remediating these material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions: (1) developing enhanced risk assessment procedures and monitoring controls related to changes in financial systems; (2) implementing comprehensive access control protocols to implement restrictions on user and privileged access to the affected applications; (3) implementing controls to review and monitor user access; and (4) establishing additional controls over the preparation and review of journal entries. While we are undertaking efforts to remediate these material weaknesses, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded through testing, that the newly implemented and enhanced controls are designed and operating effectively. We are working to remediate the material weaknesses as efficiently and effectively as possible but expect that full remediation could potentially go beyond December 31, 2021. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.
We cannot assure you that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses. If we fail to remediate any material weaknesses or otherwise fail to establish and maintain effective internal controls, our ability to accurately and timely report our financial results could be adversely affected and may result in a restatement of our annual or interim financial statements.
We have built proprietary financial systems as part of our technology platform. Such systems could become unstable as we grow, bugs could be introduced, and nonperformance, system interruptions and undetected errors could adversely affect our business and financial results.
Our proprietary financial systems are an integral part of our technology platform, which is a complex system composed of many interoperating components and which incorporates other third-party software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our proprietary financial systems. Our software may now, or in the future, contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain domestic and international regulatory financial reporting obligations, or could cause downtime that would impact the timeliness of meeting these regulatory reporting requirements. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in financial information unavailability or system disruption. In addition, we have experienced outages on our proprietary financial systems due to circumstances within our control, such as outages due to software limitations. If sustained or repeated, any of these outages could impact the accuracy and completeness of our financial information over several reporting periods. In addition, our release of new software may in the future cause interruptions in the availability of our financial information. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our financial information, and could result in inaccurate and incomplete financial information which could adversely affect our business and financial results.
If one or more of our counterparties, including financial institutions, aggregators, and local cash pick-up institutions where we have cash on deposit, or our lenders and potential hedging counterparties default on their financial or performance obligations to us or fail, we may incur significant losses.
We have significant amounts of cash, cash equivalents and receivables outstanding on deposit or in accounts with banks or other counterparties in the United States and international jurisdictions. While we do not currently enter into derivative financial instrument transactions as part of currency hedging activities, we may in the future enter into such transactions with various financial institutions. Certain banks and financial institutions are also lenders under our credit facilities. We may be exposed to the risk of default by, or deteriorating operating results or financial condition or failure of, these counterparties. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or to access or recover our assets that are deposited, held in accounts with, or otherwise due from, such counterparty may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties we could incur significant losses, which could negatively impact our operating results and financial condition.
Fluctuations in currency exchange rates could harm our operating results and financial condition.
Our revenue is derived primarily by the transference of currency between countries for our customer base and is thus reliant on the exchange rates of various currencies relative to one another, including the U.S. dollar. We have seen increased money transfer volume if the U.S. dollar strengthens against certain currencies, especially the Indian rupee, the Philippine peso or the Mexican peso. Conversely, we have seen decreased money transfer volume if the U.S. dollar weakens against those currencies. We are also exposed to risks relating to fluctuations in currency exchange rates between the date on which a customer initiates a cross-border remittance payment and the date that the remittance recipient receive the funds through our disbursement partners because the foreign exchange rate quoted to the customer is not adjusted for changes between the initiation date and the settlement date. Additionally, with respect to our revenue which is denominated in currencies other than the U.S. dollar, we may be adversely affected if such currencies weakened against the U.S. dollar because it would result in lower levels of reported revenue on our U.S. dollar denominated financial statements.
Macroeconomics factors, including inflation, that weaken the U.S. dollar could harm our operating results and financial condition. Additionally, while the majority of our revenue and expenses are denominated in the U.S. dollar, certain of our international operations are conducted in foreign currencies, a significant portion of which occur in the currencies of Canada, the United Kingdom, Australia and the Philippines. Changes in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from expectations of investors, the market price of our common stock could be adversely impacted. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations; however, to limit our risk exposure associated with exchange rate fluctuations we may choose to engage in currency hedging activities in the future. Even if we use derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.
We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, our stock price and the value of your investment could decline.
Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our operating results include the following:
•fluctuations in demand for our services or pricing of our fees associated with our services;
•our ability to attract new customers;
•our ability to retain and grow engagement with our existing customers;
•our ability to expand our relationships with our marketing, payment processing, disbursement, and banking partners, or identify and attract new strategic partners;
•customer growth rates and the revenue derived from and quantity of existing customers retained;
•changes in customer preference for mobile-first services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our services;
•changes in customers’ budgets and in the timing of their budget cycles and money transfer decisions;
•potential and existing strategic partners choosing our competitors’ products or developing their own solutions in-house;
•the development or introduction of new platforms or services by our competitors that are easier to use or more advanced than our current suite of services, especially in respect of the application of AI-based services;
•our failure to adapt to new forms of payment that become widely accepted, including cryptocurrency;
•security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform which may result in data theft and/or misappropriation;
•the adoption or retention of more entrenched or rival services in the international markets where we compete;
•our ability to control costs, including our operating expenses;
•the amount and timing of payment for operating expenses, particularly technology and development and sales and marketing expenses;
•the amount and timing of non-cash expenses, including stock-based compensation, depreciation and amortization, and other non-cash charges;
•the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;
•fluctuation in market interest rates, which impacts interest earned on funds held for customers;

•fluctuation in currency exchange rates;
•the effects of acquisitions and their integration;
•general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;
•the impact of new accounting pronouncements;
•changes in the competitive dynamics of our market; and
•awareness of our brand and our reputation in our target markets.
Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If our quarterly operating results fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.
Our cash flows may be significantly affected by the day of the week on which a quarter ends. As a result, you should not rely on quarter-to-quarter comparisons of our cash flows.
Our cash flows may be affected by the day of the week on which each quarter ends which may affect our quarterly operating results. There can be a delay between when we release funds for disbursement and when we receive customer funds from our payment processors. For example, if a quarter closes on a Saturday, our cash flow statements will show a decreased cash balance because we will have wired out funds on Friday which will be available for disbursement on Saturday, Sunday and Monday but we may not receive customer funds from our payment processors until Monday. In addition, due to time zone differences, an additional day’s worth of funding is required for disbursements to certain markets. As a result, period-to-period comparisons of our statements of cash flows may not be meaningful, and you should not rely on them as an indication of our liquidity or capital resources.
Inaccurate forecasts of our customer growth and retention could result in higher operating expenses relative to actual revenue and ultimately harm our business.
Our customer growth forecast is a key driver in our business plan which affects our ability to accurately forecast revenue and expenses. In addition, we plan our operating expenses, including our marketing expenses and headcount needs, in part on our forecasts of customer growth, retention, and future revenue. Seasonality and foreign exchange rate movements create volatility to these assessments which may adversely impact their accuracy. We also analyze revenue contributions from customer cohorts acquired during a particular year ended December 31 and revenue associated with those cohorts for each year thereafter. While we believe these cohorts are fair representations of our overall customer base, there is no assurance that they will be representative of any future group of customers or periods. Revenue for a particular customer cohort may fluctuate from one period to another depending on, among other factors, our ability to retain and increase revenue from our customers within a given cohort and changes to the products and services we offer to our customers. If we overestimate customer growth or retention and customer spend rates, our revenue will not grow as we forecast, our operating expenses may be too high relative to actual revenue levels our business, financial condition and operating results may be harmed.
If the revenue generated by new customers differs significantly from our expectations, or if our CAC or costs associated with servicing our customers increase, we may not be able to recover our CAC or generate profits from this investment.
We invest significant resources in marketing with the aim to acquire new customers and expect to continue to spend significant amounts to acquire additional customers, primarily through online advertising, marketing promotions, and television advertising. When making decisions regarding investments in customer acquisition, we analyze the transactional profit we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the transactional profit that we expect a new customer to generate over his or her lifetime depends upon several estimates and assumptions, including whether a customer will send a second transaction, whether a customer will send multiple transactions in a month, the amount of money that a customer sends in a transaction and the predictability of a customer’s sending pattern. The accuracy of our predictions with respect to transactional profits may be subject to greater variance in corridors in which we presently have low penetration rates than in our more established corridors.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could harm our operating and financial results.
Our net operating losses (“NOLs”) could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. or international tax law. NOLs generated in taxable years beginning before January 1, 2018 are permitted to be carried forward for only 20 taxable years under applicable U.S. federal income tax law. Under the 2017 Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), NOLs arising in taxable years beginning after December 31, 2017, and before January 1, 2021 may be carried back to each of the five taxable years preceding the taxable year of such loss, and NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. Moreover, under the Tax Act as modified by the CARES Act, NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs generally will be limited in taxable years beginning after December 31, 2020 to 80% of current year taxable income. The extent to which state income tax law will conform to the Tax Act and CARES Act is uncertain. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheets, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating and financial results.
Changes and evolving requirements in tax laws or their interpretation, including as applied to us and our customers, could adversely affect our business.
As a multinational organization, operating in multiple jurisdictions we may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes we are required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws, potential disputes around transfer prices implemented and precedents, which could have a material adverse effect on our business. Such material adverse effect may include the value of any tax loss carryforwards, tax credits recorded on our balance sheet, the amount of our cash flow, our liquidity, financial condition and results of operations.
Many of the jurisdictions in which we conduct business have detailed transfer pricing rules or may comply with the Organization for Economic Cooperation and Development (the “OECD”) guidelines, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s length pricing principles. Tax authorities in these jurisdictions could challenge our related party transfer pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any tax authority were to be successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, withholding tax, indirect tax and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.
We are subject to regular review and audit by the relevant tax authorities in the jurisdictions we operate and as a result, the authorities in these jurisdictions could review our tax returns and impose additional significant taxes, interest and penalties, challenge the transfer pricing policies adopted by us, claim that our operation constitutes a taxable presence in different jurisdiction and/or that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination is made.

In addition, tax benefits we currently receive in certain jurisdictions require us to meet several conditions and may be challenged or terminated or reduced in the future, which would increase our taxes, possibly with a retroactive effect.
In addition, the failure by our customers to comply with reporting obligations in connection with transactions on our platform could result in regulatory inquiry, reputational damage and potential enforcement actions and additional reporting and withholding requirements.
We may not be able to secure additional financing in a timely manner, on satisfactory terms, or at all, to meet our future capital needs, which could impair our ability to execute on our business plan.
We believe that our existing cash, cash equivalents, short-term investments, available borrowing under our New Revolving Credit Facility, and expected cash flow from operations will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, we may require additional capital to respond to business opportunities (including increasing the number of customers acquired or acquisitions), capital needed during high volume sending periods, new capital requirements introduced or required by our regulators and payment processors, challenges, or unforeseen circumstances and may determine to engage in equity or debt financings for other reasons.
We have a $250.0 million revolving credit facility with certain lenders and JPMorgan Chase Bank, N.A. acting as administrative agent and collateral agent. We may incur additional indebtedness in the future. We expect to rely on the New Revolving Credit Facility to finance a substantial portion of the capital requirements and obligations we are subject to in connection with our remittance business.Additionally, if the interest rate on our line of credit or any alternative financing were to increase, our operating results could be harmed, particularly because we rely on drawings under our line of credit to satisfy regulatory compliance requirements with respect to maintaining sufficient capital. The credit agreement governing our New Revolving Credit Facility contains conditions to borrowing and covenants; any failure to satisfy these conditions to borrowing or covenants could result in us being unable to borrow additional amounts under the New Revolving Credit Facility or having to repay outstanding amounts. If we were unable to refinance the New Revolving Credit Facility or enter into an alternative facility on similar terms, we may be unable to meet regulatory compliance requirements with respect to maintaining sufficient capital. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our business plans and operations.
Failure to maintain sufficient capital could harm our business, financial condition, and operating results.
We have significant working capital requirements driven by:
•the delay between when we release funds for disbursement and when we receive customer funds from our payment processors, which can be exacerbated by time zone differences, bank holidays, national or governmental holidays, and weekends;
•regulatory capital requirements pertaining to net worth;
•regulatory requirements pertaining to permissible investments and safeguarding of customer funds;
•requirements contained in the credit agreement governing our New Revolving Credit Facility;
•collateral requirements imposed on us by our payment processors; and
•collateral requirements imposed on us by our disbursement partners.

This requires us to have access to significant amounts of capital, particularly at high volume sending times, which we may not be able to forecast accurately. Our need to access capital will increase as our number of customers, transactions processed, and total sending volume increases.
Increases in our send volume processed, even if short-term in nature, can cause increases in our capital requirements. Our ability to meet our capital requirements could be affected by various factors, including any inability to collect funds from customers, inability to maintain fraud losses at acceptable rates, or incurring unanticipated losses. If we do not have sufficient capital and are unable to access or raise additional capital, we may not be able to pursue our growth strategy, fund key strategic initiatives, such as geographic expansion or product development efforts, or continue to transfer money to recipients before funds are actually received from our customers.
In addition, we may not be able to meet new capital requirements introduced or required by our regulators and payment processors. We currently have the New Revolving Credit Facility to mitigate capital fluctuations, but there can be no assurance that the New Revolving Credit Facility will be sufficient or renewed at favorable rates or that we will have access to additional capital as needed, or at all.
New tax treatment of companies engaged in online money transfer may harm the commercial use of our services and our financial results.
Due to the global nature of the internet, it is possible that various states or foreign countries might attempt to regulate our transactions or levy sales, income, or other taxes relating to our activities. Tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce in general and remittances in particular. New or revised international, federal, state, or local tax regulations may subject us or our customers to additional sales, income, and other taxes. We cannot predict the effect of current attempts to impose sales, income, or other taxes on commerce over the internet. New or revised taxes would likely increase the cost of doing business online and decrease the attractiveness of using our mobile services. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could harm our business and operating results.
Our reported financial results may be materially and adversely affected by changes in accounting principles generally accepted in the United States.
Generally accepted accounting principles in the United States (“GAAP”), are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Operating Results—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, the valuation of the stock-based awards, including the determination of fair value of our common stock, among others. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

We track certain business metrics with internal tools and do not independently verify such metrics. Certain of our business metrics may not accurately reflect certain details of our business, are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We track certain business metrics, including active customers, send volume and Adjusted EBITDA, which are not independently verified by any third party and are not measured according to GAAP. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our business metrics are not accurate representations of our business, customer base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed, we may be subject to legal or regulatory actions, and our operating and financial results could be adversely affected. In addition, from time to time we may change the business metrics that we track, including metrics that we report, and any new business metrics will also be subject to the foregoing limitations and risks.
General Risks
Our customers and business operations are exposed to macroeconomic conditions and geopolitical forces in developing regions and regions that account for a significant amount of our send volume, which exposes us to risk of loss.
The majority of our total revenue is currently derived from remittances being sent from the United States, Canada, the EEA, the United Kingdom, Australia and Singapore to India, the Philippines, and Mexico and other locations in Latin America, Africa and Asia. In particular, a substantial portion of our send volume is derived from remittances being sent to India, the Philippines and Mexico. As a result, any macroeconomic or geopolitical trends that disrupt these regions or alter their immigration patterns, economic conditions or cultural norms could have an impact on the demand for our services or our ability to provide such services. Any economic or political instability, civil unrest, natural disasters, public health crises, or other similar circumstances affecting these regions could have a disproportionately harmful impact on our business, financial position, and operating results.
Global trade policy or international relations between larger developed countries could also impact the market for our services or our ability to serve those markets effectively. For example, Chinese technologies are critical components of many of our disbursement partners, payment processors, and overall distribution network. If there were a disruption of trade relations between the United States and China, we, and our disbursements partners that rely on these technologies could lose access to these critical Chinese technologies, which would disrupt our business and could have a material adverse effect on our operations. In addition, the Chinese government could take action that would create significant competitive advantage to Chinese companies and create obstacles for us.
Changes in U.S. immigration laws or changes in the emigration laws of other jurisdictions that discourage international migration, and political or other events, such as war, terrorism, or public health crises, that make it more difficult for individuals to immigrate to, or work in, the United States or other countries, could adversely affect our gross send volume or growth rate. Sustained weakness in the United States or global economic conditions could reduce economic opportunities for immigrant workers and result in reduced or disrupted international migration patterns. Reduced or disrupted international migration patterns are likely to reduce money transfer volumes and harm our operating results.

Our business is subject to the risks of earthquakes, fires, floods, public health crises, pandemics, and other natural catastrophic events, and to interruption by man-made problems such as cyber-attacks, internal or third-party system failures, political unrest, market or currency disruptions, and terrorism, which could result in system and process failures and interruptions which could harm our business.
Our corporate headquarters is located in Seattle, Washington and our cloud services providers and data centers are also largely located in the western United States. The west coast of the United States contains active earthquake zones. Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, public health crises, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of our systems that are supplied by third-party service providers), and similar events or disruptions. As we rely heavily on our servers, computer and communications systems, and the internet to conduct our business and provide high-quality customer service, disruptions in these systems could harm our ability to operate our business, impede our employees’ ability to conduct business activities whether at our facilities or from a remote location, and cause lengthy delays, which could harm our business, financial condition, and operating results. An outage at any one facility could result in our system being unavailable for a significant period of time. We have disaster recovery programs in place, but these may also fail, prolonging the period of time during which our system and products may not be available.
Additionally, some of the countries to which our disbursement partners deliver the funds we transfer regularly experience serious political unrest or upheaval. Such political unrest may lead to temporary or long-term disruptions to our disbursement network in the affected countries. If such disruption were ongoing, our customers may look to other methods of transferring funds, or we may be unable to resume our services in such countries, and our business and financial results may be harmed.
Cybersecurity attacks continue to increase, evolve in nature, and become more sophisticated, and providers of digital products and services have been and are expected to continue to be targeted. As computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, ransomware, and other data security incidents have become more commonplace, we face increased risk from these activities to maintain the performance, reliability, security, and availability of our solutions and related services and technical infrastructure to the satisfaction of our customers. Threats to our computer systems and those of our third-party technology providers or clients may result from human error, fraud, or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Any such computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, ransomware, or other data security breaches to our network infrastructure or IT systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing customers and attract new customers. The insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks, or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.
For additional information regarding risks associated with cyber-attacks, see the section titled “Risk Factors—Cyberattacks or data security breaches could result in serious harm to our business, reputation and financial condition.”
While the digital financial services industry and our business has seen accelerated growth as a result of the COVID-19 pandemic, it has also adversely affected some aspects of our business and could have an adverse effect on our business in the future.
As a result of the COVID-19 pandemic, our business, and the digital financial services industry in general, has seen accelerated growth, but we have also experienced disruptions, such as the impact on the ability of our customer support and operations teams, both internal and third-party, to service customer needs quickly due to longer wait times and the impact on our ability to hire personnel quickly, that could severely impact our business, our services, global currency exchange rates, local and global labor markets, and the global economy.
The COVID-19 pandemic has created and is likely to continue to create significant uncertainty in global financial markets. To date, with travel restrictions and shelter-in-place policies, the demand for digital remittances has increased, and this has driven a significant acceleration in our new customer growth. As the pandemic continues, we may experience volatility in customer demand and delayed customer money transfer decisions, which could materially harm our business, operating results, and overall financial performance.
While we have experienced accelerated growth partially driven by the COVID-19 pandemic, the long-term impact of a volatile or worsening COVID-19 pandemic is impossible to predict and may adversely impact the purchasing and money transfer habits of our customers and the operations of our business partners in the future, and may adversely impact our operating results as a result. Cross-border and domestic commerce may be adversely impacted by measures taken by government authorities and businesses globally to contain and limit the pandemic, including travel restrictions, border closures, quarantines, shelter in place and lockdown orders, mask and social distancing requirements, and business limitations and shutdowns. In addition, while we have rapidly expanded our business and improved our operating results during the COVID-19 pandemic, many of our customers, who are primarily immigrants, have also suffered negative financial consequences, including wage and job loss, and have thus had less need for our services. There is no guarantee that those customers who have had less need of our service during the COVID-19 pandemic will return to our platform in the future. To the extent that mitigation measures remain in place or are reinstated for significant periods of time, they may adversely affect our business, financial condition, and operating results. In addition, actions that we have taken or may take in the future intended to assist customers impacted by the COVID-19 pandemic may negatively impact our operating results. In particular, we have experienced and may continue to experience adverse financial impacts from a number of operational factors, including, but not limited to:
•Increased cybersecurity and payment fraud risk related to the COVID-19 pandemic, as cybercriminals attempt to profit from stolen or misappropriated data and the disruption in light of increased online banking, e-commerce, and other online activity;
•Challenges to the availability and reliability of our services resulting from changes to our normal operations, including due to one or more clusters of COVID-19 cases occurring at our (or our service providers’) sites or mandatory local lock-down requirements, which have impacted, and may continue to impact our employees, our level of customer service, and/or the systems or employees of our customers and business partners; and
•Increased volume of customer requests for support and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.
These and other factors arising from the COVID-19 pandemic could worsen in countries that have been or are in the future afflicted with COVID-19, each of which could further adversely impact the use of our services by our customers, the ability of our employees to perform work, and our business generally, and could have a material adverse impact on our operating and financial results.
The significant increase in the number of our employees who are working remotely as a result of the pandemic could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, or otherwise adversely affect our business. Additionally, we may require new or modified processes, procedures, and controls to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic continues to affect our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the ultimate geographic spread of COVID-19, the distribution and long-term efficacy of vaccines, the effects of more contagious and virulent variants of COVID-19, the duration of the pandemic, travel restrictions and actions taken to contain the pandemic or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions, and the effectiveness of actions taken to contain and treat the disease. To the extent the COVID-19 pandemic continues to adversely affect our business and financial results, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Anti-takeover provisions in our charter documents and under Delaware or other state law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and affect the market price of our common stock.
Provisions in our amended and restated certificate of incorporation and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and restated bylaws will include provisions that:
•authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;
•require that any action to be taken by our stockholders be affected at a duly called annual or special meeting and not by written consent;
•specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer;
•establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
•establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
•prohibit cumulative voting in the election of directors;
•provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;
•provide that vacancies on our board of directors may be filled only by a majority vote of directors then in office, even though less than a quorum; and
•require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.
These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibit a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Furthermore, while state statutes governing our money transmitter licenses vary, most require investors to receive the approval of, or provide notice to, the relevant licensing authority before exceeding a certain ownership threshold (as low as 10%), including indirect ownership, in a licensed money transmitter. Accordingly, current or prospective investors seeking to acquire 10% or greater ownership of us in the aggregate would need to first obtain such regulatory approvals and provide such notices to the relevant regulators. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, or (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of June 30th, our second fiscal quarter, of such fiscal year.
We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future operating results may not be as comparable to the operating results of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results, and financial condition.
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not intend to pay any cash dividends in the foreseeable future. In addition, our New Revolving Credit Facility contains restrictions on our ability to pay cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.
Our stock price and trading volume following the completion of this offering will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.
Our amended and restated certificate of incorporation will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated certificate of incorporation will provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (a “Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the Federal Forum Provision will apply, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, to the fullest extent permitted by law. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.
Risks Related to Ownership of Our Common Stock
This initial public offering will be the first time our common stock has been available on a public market, and the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between us, the selling stockholders and the underwriters and may vary from the market price of our common stock following this offering. An active trading market for our common stock may not develop or, if developed, any market may not be sustained. The market prices of the securities of newly public companies such as ours have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•overall performance of the equity markets;
•actual or anticipated fluctuations in our revenue and other operating results;
•changes in the financial projections we may provide to the public or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;
•recruitment or departure of key personnel;
•the economy as a whole and market conditions in our industry;
•negative publicity related to the real or perceived quality of our platform, as well as the failure to timely launch new products and services that gain market acceptance;
•rumors and market speculation involving us or other companies in our industry;
•announcement by us or our competitors of new products or services, commercial relationships, or significant technical innovations;
•acquisitions, strategic partnerships, joint ventures, or capital commitments;
•new laws or regulations or new interpretations of existing laws or regulations applicable or our business;
•lawsuits threatened or filed against us, litigation involving our industry, or both;
•developments or disputes concerning our or other parties’ products, services, or intellectual property and other proprietary rights;
•changes in accounting standards, policies, guidelines, interpretations, or principles;

•interpretations of any of the above or other factors by trading algorithms, including those that employ natural language processing and related methods to evaluate our public disclosures;
•other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics, or responses to those events;
•the expiration of contractual lock-up or market stand-off agreements; and
•sales of shares of our common stock by us or our stockholders.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, and technology companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.
Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.
Based upon shares outstanding as of August 31, 2021, upon the completion of this offering and the private placement (assuming the underwriters do not exercise their option to purchase additional shares in full), our executive officers, directors, and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately 65.2% of our outstanding common stock. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.
Future sales of our common stock in the public market could cause the market price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.
All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus, subject to earlier termination if such date would occur during a blackout period under our insider trading policy as described under the section titled “Underwriting”, provided that:
•The First Release: on the first trading day on which our common stock is traded on Nasdaq, up to 15% of the shares of our common stock (including shares issuable upon exercise of options and shares of common stock that are subject to vesting conditions due to the early exercise of options that, in each case, will vest on or prior to September 30, 2021) held by current or former employees, consultants and advisors (excluding our current executive officers and directors) on the date of the initial preliminary prospectus filed in connection with this offering may be sold; and
•The Second Release: if the conditions to the Second Release described under the section titled “Underwriting” are satisfied, then beginning on November 24, 2021:
◦current or former employees, consultants and advisors (excluding our current executive officers and directors) may sell up to 15% of the shares of common stock held as of November 19, 2021 (including shares issuable upon exercise of options, shares of common stock that are subject to vesting conditions due to the early exercise of options and RSUs that, in each case, will vest on or prior to December 15, 2021) (the “Second Release Eligible Securities”); and
◦all other stockholders may sell up to the greater of (x) the number of shares of common stock that would result in receipt of net proceeds to the holder in an amount equal to the exercise and tax costs incurred by such holder with respect to options exercised in the 18 months preceding this offering and (y) 15% of the Second Release Eligible Securities.
We currently expect that the number of shares eligible to be sold in the First Release would equal approximately 3.2 million shares, which includes shares issuable upon exercise of vested options. We currently expect that the number of shares eligible to be sold in the Second Release would equal approximately 23.6 million shares, which includes shares issuable upon exercise of vested options and settlement of RSUs and assuming all shares that were eligible to be sold on the First Release were sold during such period. Any shares of common stock sold in the private placement to the private placement investor will be subject to the restrictions under the applicable securities laws and the lock-up agreement with the underwriters.
If not earlier released, all of our shares of common stock, other than those sold in this offering which are freely tradable, will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
In addition, there were 25,973,602 shares of common stock issuable upon the exercise of options or the settlement of RSUs outstanding as of June 30, 2021. We intend to register all of the shares of common stock issuable upon exercise of outstanding options, RSUs, or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised or such RSUs are settled, subject to the lock-up agreements described above and compliance with applicable securities laws.
Based on shares outstanding as of June 30, 2021, upon completion of this offering and the private placement, holders of approximately 139.5 million shares, or 86.4%, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.
We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
We will have broad discretion in the use of the net proceeds to us from this offering and the private placement and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering and the private placement, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering and the private placement, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering and the private placement effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering and the private placement in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering and the private placement.
The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering and the private placement. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $37.13 per share, or $36.86 per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the private placement and the assumed public offering price of $40.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. For more information, see the section titled “Dilution.” If outstanding options or warrants to purchase our common stock are exercised in the future, you will experience additional dilution.
Participation in the private placement by the private placement investor could reduce the public float for our shares of common stock.
The private placement investor has agreed to purchase a number of shares of common stock with an aggregate purchase price of approximately $25.0 million, at a price per share equal to the initial public offering price. Based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, this would be 625,000 shares of common stock. This purchase could reduce the available public float or our shares if the private placement investor holds these shares long-term.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses, including changes in technology and development, sales and marketing, and general and administrative expenses (including any components of the foregoing) and our ability to achieve, and maintain, future profitability;
•our business plan and our ability to effectively manage our growth;
•our market opportunity, including our total addressable market;
•our ability to grow and retain our customer base and share in existing corridors;
•our ability to expand into new corridors;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•our ability to expand into broader financial services;
•beliefs and objectives for future operations;
•our ability to develop new products and services and bring them to market in a timely manner;
•the effects of seasonal trends on our results of operations;
•our expectations concerning relationships with third parties, including strategic, banking and disbursement partners;
•our ability to obtain, maintain, protect, and enhance our intellectual property and other proprietary rights;
•our ability to keep data and our infrastructure secure;
•the effects of increased competition in our markets and our ability to compete effectively;
•future acquisitions or investments in complementary companies, products, services, or technologies;
•our expectations regarding anticipated technology needs and developments and our ability to address those needs and developments with our solutions;
•our ability to stay in compliance with laws, policies and regulations that currently apply or become applicable to our business, including consumer protection laws and trade policies, as well as our ability to attract new customers under such compliance;
•our ability to buy foreign currency at generally advantageous rates;
•our ability to and timing to remediate our material weaknesses in our internal control over financial reporting;

•our ability to develop and maintain adequate disclosure controls and internal control over financial reporting;
•the effects of changes to immigration laws, macroeconomic conditions and geopolitical forces on our customers and business operations;
•our ability to develop and protect our brand;
•the effects of the ongoing COVID-19 pandemic in the countries in which we operate;
•economic and industry trends, projected growth, or trend analysis;
•our ability to attract and retain qualified employees;
•the estimates and methodologies used in preparing our consolidated financial statements and determining stock option exercise prices;
•the increased expenses associated with being a public company; and
•the future market prices of our common stock.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, as well as assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The information contained on, or that can be accessed through, any website listed below is not a part of this prospectus.
This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third parties or other publicly available information, as well as other information based on our internal sources.
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF PROCEEDS
We estimate that the net proceeds from our sale of shares of common stock in this offering and the private placement at an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses, will be approximately $284.6 million, or $332.6 million if the underwriters’ exercise their option to purchase additional shares in full. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share would increase (decrease) the net proceeds from this offering and the private placement by approximately $6.6 million, assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the net proceeds from this offering and the private placement by approximately $37.8 million, assuming that the assumed initial public offering price of $40.00 remains the same, and after deducting the estimated underwriting discounts and commissions.
The principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, obtain additional capital, and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering and the private placement for working capital and other general corporate purposes, which may include marketing, technology and product development, geographic or product expansions, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. At this time, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.
We will have broad discretion over the uses of the net proceeds of this offering and the private placement. Pending these uses, we intend to invest the net proceeds from this offering and the private placement in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our New Revolving Credit Facility contains restrictions on our ability to pay cash dividends on our capital stock. Further, several of our operating subsidiaries are subject to financial services regulations and their ability to pay dividends and distribute cash may be restricted. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 30, 2021, on:
•an actual basis;
•a pro forma basis, which reflects (1) the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2021 into 127,410,631 shares of our common stock, (2) stock-based compensation expense associated with restricted stock units subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, and (3) the filing and effectiveness of our amended and restated certificate of incorporation; and
•a pro forma as adjusted basis, which reflects (1) all adjustments included in the pro forma column and (2) the sale of shares of our common stock in this offering and the private placement at an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses.
The pro forma as adjusted information presented is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of June 30, 2021
	(unaudited)
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$173,363	$173,363	$457,972
Revolving credit facility(2)	—	—	—
Redeemable convertible preferred stock, $0.0001 par value per share; 132,674,735 shares authorized; 127,410,631 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	390,687	—	—
Stockholders' deficit
Preferred stock; $0.0001 par value per share; no shares authorized, issued, and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 190,000,000 shares authorized; 26,385,643 shares issued and outstanding, actual; 725,000,000 shares authorized, 153,796,274 shares issued and outstanding, pro forma; 725,000,000 shares authorized, 161,421,274 shares issued and outstanding, pro forma as adjusted	3	16	17
Additional paid-in capital	17,193	408,602	693,424
Accumulated other comprehensive income	575	575	575
Accumulated deficit	(229,906)	(230,641)	(230,855)
Total stockholders’ deficit	(212,135)	178,552	463,161
Total capitalization	$178,552	$178,552	$463,161
______________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $6.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $37.8 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discount. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization would increase by approximately $48.0 million, after deducting the estimated underwriting discount, and we would have 162,690,901 shares of our common stock issued and outstanding, pro forma as adjusted.
(2)We entered in the New Revolving Credit Facility on September 13, 2021 and terminated the Revolving Credit Facility in connection therewith. See “Prospectus Summary—Recent Developments—New Revolving Credit Facility.”
The number of shares of our common stock to be outstanding after this offering and the private placement is based on 153,796,274 shares of our common stock outstanding as of June 30, 2021 and excludes:
•25,355,906 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021, with a weighted-average exercise price of $3.13 per share under our 2011 Plan;
•1,040,500 shares of our common stock issuable upon the exercise of stock options granted between June 30, 2021 and August 31, 2021 under our 2011 Plan, with a weighted average exercise price of $13.12 per share;
•617,696 shares of our common stock issuable upon the settlement of RSUs, outstanding as of June 30, 2021 under our 2011 Plan;

•683,388 shares of our common stock issuable upon the settlement of RSUs granted between June 30, 2021 and August 31, 2021 under our 2011 Plan;
•256,250 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $0.42 per share;
•30,434,742 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 1,934,742 shares of our common stock reserved for future issuance under our 2011 Plan, as of June 30, 2021 (which number of shares does not include the stock options to purchase shares of our common stock or restricted stock units granted after June 30, 2021), (2) 25,000,000 shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3) 3,500,000 shares of our common stock reserved for issuance under our ESPP, which will become effective on the date of this prospectus; and
•1,819,609 shares of our common stock reserved to be issued pursuant to the Pledge 1% campaign, of which we will issue approximately 181,961 shares of our common stock on the day after the completion of this offering pursuant to the Pledge 1% campaign. For more information, see the section titled “Business—Corporate Philanthropy” for more information.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering and the private placement.
As of June 30, 2021, our pro forma net tangible book value was approximately $176.6 million, or $1.15 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2021, after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into 127,410,631 shares of our common stock and (2) the filing and effectiveness of our amended and restated certificate of incorporation.
After giving effect to the pro forma adjustments set forth above and our sale in this offering and the private placement of shares of our common stock, at an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $462.5 million, or $2.87 per share. This represents an immediate increase in pro forma net tangible book value of $1.72 per share to our existing stockholders and an immediate dilution of $37.13 per share to investors purchasing common stock in this offering and the private placement at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis to new investors and the private placement investor:

Assumed initial public offering price per share		$40.00
Pro forma net tangible book value per share as of June 30, 2021	$1.15
Increase in pro forma net tangible book value per share attributable to new investors in this offering and the private placement investor	1.72
Pro forma as adjusted net tangible book value per share		2.87
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering and the private placement investor		37.13
A $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share, which is the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering and the private placement by $0.04 per share and would increase (decrease) the dilution per share to new investors in this offering and the private placement investor by $0.96 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering and the private placement by $0.22 per share and would increase (decrease) the dilution to new investors and the private placement investor by $0.22 per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted tangible book value per share of our common stock after giving effect to this offering and the private placement would be $3.14 per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering and the private placement would be $36.86 per share.

Sales of shares of common stock by the selling stockholders in our initial public offering will reduce the number of shares of common stock held by existing stockholders to 148,633,497, or approximately 92.1% of the total shares of common stock outstanding after our initial public offering and the private placement, and will increase the number of shares held by new investors and the private placement investor to 12,787,777, or approximately 7.9% of the total shares of common stock outstanding after our initial public offering and the private placement.
The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of common stock in this offering and the private placement with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering and the private placement at an assumed offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	153,796,274	95.3%	$415,193,382	57.7%	$2.70
New public investors	7,000,000	4.3	280,000,000	38.9	40.00
Private placement investor	625,000	0.4	25,000,000	3.5	40.00
Total	161,421,274	100%	$720,193,382	100%	$4.46
The total number of shares reflected in the discussion and tables above is based on 153,796,274 shares of our common stock outstanding as of June 30, 2021 on an as adjusted pro forma basis, and does not reflect the shares purchased by new investors from the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, the private placement investor and all stockholders by $7.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discount.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of common stock from us or the selling shareholders. If the underwriters exercise their option to purchase additional shares from us, our existing stockholders would own 94.5%%, our new investors would own 5.1% and the private placement investor would own 0.4% of the total number of shares of our common stock outstanding after this offering and the private placement.
The number of shares of our common stock to be outstanding after this offering and the private placement is based on 153,796,274 shares of our common stock outstanding as of June 30, 2021 and excludes:
•25,355,906 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021, with a weighted-average exercise price of $3.13 per share under our 2011 Plan;
•1,040,500 shares of our common stock issuable upon the exercise of stock options granted between June 30, 2021 and August 31, 2021 under our 2011 Plan, with a weighted average exercise price of $13.12 per share;
•617,696 shares of our common stock issuable upon the settlement of RSUs, outstanding as of June 30, 2021 under our 2011 Plan;
•638,388 shares of our common stock issuable upon the settlement of RSUs granted between June 30, 2021 and August 31, 2021 under our 2011 Plan;

•256,250 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $0.42 per share;
•30,434,742 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 1,934,742 shares of our common stock reserved for future issuance under our 2011 Plan, as of June 30, 2021 (which number of shares does not include the stock options to purchase shares of our common stock or restricted stock units granted after June 30, 2021), (2) 25,000,000 shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3) 3,500,000 shares of our common stock reserved for issuance under our ESPP, which will become effective on the date of this prospectus; and
•1,819,609 shares of our common stock reserved to be issued pursuant to the Pledge 1% campaign, of which we will issue approximately 181,961 shares of our common stock on the day after the completion of this offering to the Pledge 1% campaign. For more information, see the section titled “Business—Corporate Philanthropy” for more information.
To the extent that any outstanding options described above are exercised, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

"I am religiously sending money to help for my mother's day to day needs. At first I was skeptical to send money through a company I learned about from online advertisements. I have tried many companies before, but now I must say that I will stick to Remitly because the **service is excellent**. Cheap and convenient to send money abroad, excellent rate, **very fast and reliable, plus exceptional customer service**."

–Virgilio, Remitly customer since 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Remitly is a leading digital financial services provider for immigrants and their families in over 135 countries around the world.
Our differentiated approach to addressing the complexity of cross-border remittances and financial services is comprised of four core elements:
•Providing a simple and reliable way of sending money with our mobile-centric suite of products. On June 30, 2021, over 85% of our customers engaged with Remitly on their mobile phones, shifting what traditionally required waiting in line to speak with an agent to the palm of their hands. Also as of June 30, 2021, our mobile app had a 4.9 iOS App Store rating with more than 450,000 reviewers and a 4.8 Android Google Play rating with more than 170,000 reviewers. We have achieved this level of engagement and these high ratings by designing mobile-centric products that make the customer experience simple and convenient and give our customers complete peace of mind.
•Conveniently putting money safely in the hands of our customers’ families, wherever they are, by relying on our global network. Our global network of funding and disbursement partnerships enables us to complete money transfers in over 1,700 corridors without the need to deploy local operations in each country. We have partner relationships with top tier banks and leading global payment providers to give our customers an array of payment (or pay-in) options, including with a bank account, credit card or debit card, and alternative payment methods. Our disbursement network provides our customers with a choice of delivery and enables us to send (or pay-out) funds within minutes, to more than 3.5 billion bank accounts, over 630 million mobile wallets, and over 355,000 cash pickup locations (including retail outlets and banks). These partner relationships help drive a better customer experience, including faster transfers, higher acceptance rates, and enhanced reliability.
•Creating trusted and personalized experiences with our localization expertise at scale. We believe our expertise in localizing our marketing, products and customer support at scale is a key differentiator. For example, we tailor our customer experience with over 14 native languages and we drive peace of mind with our global customer support team. Additionally, for disbursement of funds, we partner with local brands that are among the most trusted and recognized by our customers, their families, and their other recipients.
•Using our data-driven approach to better serve our customers and provide more value. We have a data-driven approach to how we grow our business, prioritize our investments, and manage our operations. Because our customers initiate transfers digitally, we capture and leverage a body of transaction-related data that provides insight into customer behavior and customer experience. This data and the analytics we perform inform our marketing investments and product development prioritization. In addition, we leverage our data platform and proprietary models to manage pricing, treasury, risk, and customer support.

The combination of our differentiated approach and our relentless focus on meeting the financial services needs of our immigrant communities has resulted in significant customer growth, high customer engagement, rapid send volume and transaction growth, and attractive customer economics built on top of an expansive global network.

History of Remitly

Remitly Founded
Launched US-Philippines
Launched US-India
Launched US-Mexico
Talio acquisition
Launched Canada send market
Expanded receive markets across LatAm
Launched UK and Australia send markets
Expanded send markets across EU
Expanded receive markets across Asia, Africa and Europe
Symphoni acquisition
Launched Singapore send market
Launched Passbook and RFD
1,891K
Visa Investment
2,397K
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021[1]
Active Customers, Last Quarter

[1] 2021 as of June 30, 2021

•Significant customer growth. As of June 30, 2021, more than 5 million customers have completed at least one transaction with Remitly. The number of our active customers grew approximately 57% for the three month period ended June 30, 2021 compared to the three month period ended June 30, 2020, while the number of transactions per active customers has increased each year for the past five years.
•High customer engagement. The majority of our active customers send money for non-discretionary needs multiple times per month, providing strong customer engagement and a reoccurring revenue stream with high visibility and predictability.
•Rapid send volume growth. Driven by our customer growth and high repeat transactions, our send volume increased 78% to $9.2 billion for the six months ended June 30, 2021, compared to $5.2 billion for the six months ended June 30, 2020. Looking at a longer period of time, our send volume increased at a compounded annual growth rate of 92% between 2015 and 2020. In addition, in 2020 we completed over 30.6 million transactions, representing total send volume of $12.1 billion.
•Attractive customer economics. As our customers continue to transact with us, we realize significant customer lifetime value and gain richer data sets, enabling us to enhance our services and extend our offering with other financial services. The combination of our low acquisition costs, overall payback period of approximately 10 months, and high repeat transactions leads to attractive customer economics and an average five-year LTV/CAC ratio of over 6x.
•Expanded global network. Each year we have expanded our global network by adding new funding and disbursement partners around the world. Within the last five years, we extended our global reach to over 135 countries and over 75 supported currencies. We continued to diversify our remittance business; the revenue from customers in the United States declined from 83% of revenue in 2019 to 77% of revenue in 2020, while revenue from customers in Canada increased from 10% to 12% and revenue from customers in other countries increased from 7% to 11%.
Our success in growing our customer base and usage of our services has allowed us to achieve meaningful scale to date. We generated $257.0 million in revenue for 2020, compared to $126.6 million for 2019, 103% year-over-year growth. We generated $202.1 million in revenue for the six months ended June 30, 2021, compared to $105.1 million for the six months ended June 30, 2020, 92% year-over-year growth. We incurred a net loss of $32.6 million for 2020, compared to a net loss of $51.4 million for 2019. We incurred a net loss of $21.1 million for the six months ended June 30, 2020, compared to a net loss of $9.2 million for the six months ended June 30, 2021.
Our Revenue Model
For our remittance business, which represents the vast majority of our revenue today, we generate revenue from transaction fees charged to customers and foreign exchange spreads applied to the customer’s principal.
Transaction fees vary based on the corridor, the currency in which funds are delivered to the recipient, the funding method a customer chooses (e.g., ACH, credit card, debit card, etc.), and the amount of the customer’s principal.
Foreign exchange spreads represent the difference between the foreign exchange rate offered to customers and the foreign exchange rate on the Company's currency purchases. They are an output of proprietary and dynamic models that are designed to provide fair and competitive rates to our customers, while generating a spread for the Company based on our ability to buy foreign currency at generally advantageous rates.
Revenue from transaction fees and foreign exchange spreads is reduced by customer promotions. For example, we may, from time to time, waive transaction fees for first-time customers, or provide customers with better foreign exchange rates on their first transaction. These incentives are accounted for as reductions to revenue, up to the point where net historical cumulative revenue, at the customer level, is reduced to zero. Any incentives above this amount are recorded as marketing expense. We consider these incentives as an investment in our long-term relationship with customers.
The trusted relationships we foster with our customers and the repeat nature of their sending behavior has resulted in strong revenue retention rates. This provides a reoccurring revenue stream with high visibility and predictability.
Key Business Metrics and Non-GAAP Financial Measure
We regularly review the following key business metrics and a non-GAAP financial measure to evaluate our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics and the non-GAAP financial measure provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of these key business metrics and the non-GAAP financial measure discussed below may differ from other similarly titled metrics used by other companies, analysts, or investors.

Active Customers

	Three Months Ended December 31,		Three Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Active customers	948	1,891	1,525	2,397
We believe that the number of our active customers is an important indicator of customer engagement and the overall growth of our business.
Active customers increased to 1,891,000 for the three months ended December 31, 2020, or 100% growth, compared to the three months ended December 31, 2019. This increase was primarily due to an increase in new customers driven by investments in marketing spend, our seamless user experience, network expansion, and new corridor rollouts, as well as the accelerated digital adoption of remittances as a result of the COVID-19 pandemic.
Active customers increased to 2,397,000, or 57% growth, for the three months ended June 30, 2021, compared to the three months ended June 30, 2020. This increase was primarily due to an increase in new customers driven by investments in marketing spend, our seamless user experience, and network expansion. In addition, we continue to see the benefit of increased adoption of digital remittances as a result of the COVID-19 pandemic which began in April 2020.
Send Volume

	Year Ended December 31,		Six Months Ended June 30
	2019	2020	2020	2021
	(in millions)
Send volume	$7,087	$12,055	$5,185	$9,249
We measure send volume to assess the scale of remittances sent using our platform. Our customers mostly send from the United States, Canada, United Kingdom, other countries in Europe, and Australia. The recipients are located in over 115 countries across the globe; the largest receive countries include India, the Philippines, and Mexico.
Send volume increased to $12.1 billion for 2020, compared to $7.1 billion for 2019, largely due to higher transaction volumes from new and existing customers, partially offset by lower average send amount per active customers as a result of increasing geographic diversification, and in particular a mix shift toward corridors with lower average send amounts.
Send volume increased $4.1 billion, or 78%, to $9.2 billion for the six months ended June 30, 2021, compared to $5.2 billion for the six months ended June 30, 2020, largely due to higher transaction volumes from new and existing customers, partially offset by lower average send amount per active customers as a result of increasing geographic diversification, and a mix shift toward corridors with lower average send amounts.
Non-GAAP Financial Measure
We use a non-GAAP financial measure to supplement Net loss. This non-GAAP financial measure is Adjusted EBITDA which we calculate as Net loss adjusted by i) interest expense, net; ii) provision for income taxes; iii) non-cash charge of depreciation and amortization; iv) other expense (income), net, including gains and losses from the remeasurement of foreign currency assets and liabilities into their functional currency and v) non-cash stock-based compensation expense.
Our goal is not to maximize Adjusted EBITDA in any given quarter, but to drive revenue growth with investments that generate long-term value. Adjusted EBITDA is a key output measure used by our management to evaluate our operating performance, inform future operating plans, and make strategic long term decisions, including those relating to operating expenses and the allocation of internal resources.
Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or other capital commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect the effect of income taxes that may represent a reduction in cash available to us;
•Adjusted EBITDA does not reflect the effect of gains and losses from the remeasurement of foreign currency assets and liabilities into their functional currency;
•Adjusted EBITDA excludes stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy; and
•other companies, including companies in our industry, may calculate Adjusted EBITDA differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Add:
Interest expense, net	497	916	606	526
Provision for income taxes	259	1,163	440	824
Depreciation and amortization	2,658	4,060	1,857	2,571
Other expense (income), net	34	1,302	1,496	(2,648)
Stock-based compensation expense	3,648	5,264	2,523	4,225
Adjusted EBITDA	$(44,296)	$(19,859)	$(14,208)	$(3,720)
Adjusted EBITDA improved to $(19.9) million for 2020 compared to $(44.3) million for 2019. This improvement was largely due to higher revenue driven by an acceleration in new customer acquisition partially offset by higher transaction and customer support costs, investments in new customer acquisition and our technology platform, other general and administrative expenses, and an increase in expenses that are adjusted from net loss.
Adjusted EBITDA improved to $(3.7) million for the six months ended June 30, 2021, compared to $(14.2) million for the six months ended June 30, 2020, driven by continued acceleration in revenue and new customer acquisition partially offset by higher processing and customer support costs, investments in customer acquisition and our technology platform, and other general and administrative expenses.

Key Factors Affecting Our Performance
Ability to Retain Our Customers and Maintain High Customer Engagement
Our send volume is primarily driven by existing customers who regularly use our remittance product to send money home. We believe our mobile-first products and superior customer experience encourage high retention and repeat usage, which are important drivers of our performance.
We measure active customers to monitor the growth and performance of our customer base. During the second quarter of 2021, 2.4 million customers used Remitly to send money abroad, up 57% from the second quarter of 2020. The majority of our active customers send money for recurring, non-discretionary needs multiple times per month, providing a reoccurring revenue stream with high visibility and predictability.
Ability to Attract New Customers
Our long-term growth will depend, in part, on our continued ability to attract new customers to our platform. We intend to expand our customer base by launching new send and receive corridors, by continuing to innovate, and by providing the most trusted financial services for immigrants. We will continue to acquire our customers through digital marketing channels and word-of-mouth referrals from existing customers, and we expect our marketing expenses to increase in the coming years as a result. We will also explore new customer acquisition channels. Given the nature of our revenue, our investment in marketing in a given period may not impact results until subsequent periods.
Ability to Maintain Efficient Customer Acquisition
Our ability to efficiently acquire customers is critical to our growth and attractive customer economics. Online marketing competition, our ability to effectively target the right demographic, and competitor pricing may impact our customer acquisition strategy.
We have a history of successfully monitoring CAC and will continue to be strategic and disciplined toward customer acquisition. For example, for performance marketing, we set rigorous customer acquisition targets that we continuously monitor to ensure a high return on investment over the long term, and we can increase or decrease this investment as desired.
Corridor Mix
Our business is global and certain attributes of our business vary by corridor such as send amount, customer funding sources, and transaction frequency. For example, a period of high growth in receive corridors with large average send amounts, such as India, could disproportionately impact send volume while impacting active customers to a lesser extent. While shifts in our corridor mix could impact the trends in our global business, including send volume and customer economics, our strategy is to manage and optimize each of these corridors over the long term based on their specific dynamics.
Seasonality
Our operating results and metrics are subject to seasonality, which may result in fluctuations in our quarterly revenues and operating results. For example, active customers and send volume generally peak as customers send gifts for regional and global holidays including, most notably, in the fourth quarter around the Christmas holiday. This seasonality typically drives higher fourth quarter customer acquisition, which generally results in higher fourth quarter marketing costs and transaction loss expenses. It also results in higher transactions and transaction expenses, along with higher working capital needs. Other periods of seasonality include Ramadan/Eid, Lunar New Year/Tết and Mother's Day, although the impact is generally lower than in the fourth quarter. The number of business days in a quarter and the day of week that the last day of the quarter falls on may also introduce variability in our results, balance sheet, or cash flows.

Ability to Invest in Our Technology Platform and Introduce New Products
We will continue to invest significant resources in our technology platform. These investments will allow us continue to iterate, adapt, and add features to our current products, improve the customer and recipient experience, grow our payment and disbursement network, enhance our risk and security infrastructure, and continue to secure data in accordance with changing best practices and legal requirements, as well as to introduce new and innovate products. We expect our expenses related to technology and development to increase, which may impact short-term profitability, but we believe these investments will ultimately contribute to our long term growth.
Ability to Manage Risk and Fraud
We manage fraud (e.g., through identity theft) and other illegitimate activity (e.g., money laundering) by utilizing our proprietary risk models built on machine learning processes, early warning systems, bespoke rules, and manual investigation processes. Our models and processes enable us to identify and address complex and evolving risks in these unwanted activities, while maintaining a differentiated customer experience. In addition, we integrate historical fraud loss data and other transaction data into our risk models which helps us identify emerging patterns and quantify fraud and regulatory and compliance risks across all aspects of our customer interactions. This allows us to achieve and maintain fraud loss rates within desired guardrails.
Macroeconomic and Geopolitical Changes
Global macroeconomic and geopolitical factors, including immigration, trade and regulatory policies, unemployment, foreign currency fluctuations, and the rate of digital remittance adoption impact demand for our services and the options that we can offer. These factors evolve over time and periods of significant currency appreciation or depreciation, whether in send or receive currencies, changes to global migration patterns, and changes to digital adoption trends may shift the timing and volume of transactions using our service.
Impact of COVID-19
The COVID-19 pandemic has caused significant disruption worldwide and many of our customers and employees have been impacted. With travel restrictions and shelter-in-place policies, the demand for digital remittances has increased, and this has driven a significant acceleration in our new customer growth.
We have also experienced, and may continue to experience, a modest adverse impact on our business practices, including as a result of transitioning part of our workforce to work from home and establishing strict health and safety protocols for our offices. Our customer support and operations teams, both internal and third-party, have been impacted, which has affected our ability to service customer needs due to longer wait times and our ability to hire personnel quickly.
Certain operating expenses have grown more slowly due to reduced business travel and the virtualization or cancellation of events. While a reduction in some operating expenses may have an immediate positive impact on our operating results, we do not yet have visibility into the full impact this will have on our business longer term. As COVID-19 vaccination rates increase and people begin to return to offices and other workplaces and travel more, the positive impacts of the COVID-19 pandemic on our business may slow or decline.
The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. We do not yet know the full extent of potential impacts on our business or operations.
We will continue to actively monitor the situation and may take further actions that may alter our business practices as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees, customers, or business partners.

Components of Results of Operations
Revenue
Our revenue is generated on transaction fees charged to customers and foreign exchange spreads between the foreign exchange rate offered to customers and the foreign exchange rate on our currency purchases. Revenue is recognized when the funds have been delivered to the intended recipient in an amount that reflects the consideration we expect to be entitled to in exchange for services provided. Revenue is derived from each transaction and varies based on the size of the transaction, the funding method used, the currency to be ultimately disbursed, the rate at which the currency was purchased, and the countries to which the funds are transferred. We recognize transaction revenue on a gross basis as we are the principal for fulfilling payment transactions.
Costs and Expenses
Transaction Expenses. Transaction expenses include fees paid to disbursement partners for paying funds to the recipient, provisions for transaction losses, fees paid to payment processors for funding transactions, bad debt expense, fraud prevention costs and costs for compliance tools.
Customer Support and Operations. Customer support and operations expenses consist primarily of personnel-related expenses associated with our customer support and operations organization, including salaries, benefits, and stock-based compensation, as well as third-party costs for customer support services and travel and related office expenses. This includes our customer service teams which directly support our customers, consisting of online support and call centers, and other costs incurred to support our customers, including related telephony costs to support these teams, and investments in tools to effectively service our customers, as well as increased customer self-service capabilities. Customer support and operations expenses also include corporate communication costs and professional services fees.
Marketing. Marketing expenses consist primarily of advertising costs used to attract new customers. Marketing expenses also include personnel-related expenses associated with our marketing organization, including salaries, benefits, and stock-based compensation, promotions, costs for software subscription services dedicated for use by our marketing organization, and outside services contracted for marketing purposes.
Technology and Development. Technology and development expenses consist primarily of personnel-related expenses for employees involved in the research, design, development and maintenance of both new and existing products and services, including salaries, benefits and stock-based compensation. Technology and development expenses also include professional services fees and costs for software subscription services dedicated for use by our technology and development teams.
We believe delivering new functionality is critical to attract new customers and expand our relationship with existing customers. We expect to continue to make investments to expand our solutions in order to enhance our customers’ experience and satisfaction, and to attract new customers. We expect our technology and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of total revenue from period to period as we expand our technology and development team to develop new solutions and enhancements to existing solutions.
General and Administrative. General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, and stock-based compensation. General and administrative expenses also include professional services fees, costs for software subscriptions, facilities costs, and other corporate expenses.
Depreciation and Amortization. Depreciation and amortization expense includes depreciation on property and equipment and leasehold improvements, as well as the amortization of internal-use software costs and amortization of intangible assets.

Interest Income
Interest income consists primarily of interest income earned on our cash and cash equivalents.
Interest Expense
Interest expense consists primarily of the interest expense on our borrowings under our Credit Agreement.
Other Income (Expense), Net
Other income (expense), net primarily consists of gains and losses from the remeasurement of foreign currency assets and liabilities into their functional currency.
Provision for Income Taxes
Provision for income taxes consists primarily of income taxes in certain international and state jurisdictions in which we conduct business. We have established a full valuation allowance against our U.S. net deferred tax assets.
Results of Operations
The following table sets forth our consolidated statements of operations for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Revenue	$126,567	$256,956	$105,149	$202,106
Costs and expenses:
Transaction Expenses(1)	55,858	110,414	46,210	87,615
Customer Support and Operations(1) (2)	17,445	25,428	10,163	20,430
Marketing (1) (2)	43,542	73,804	32,107	52,274
Technology and Development (1) (2)	32,008	40,777	19,059	26,842
General and Administrative(1) (2)	25,658	31,656	14,341	22,890
Depreciation and Amortization	2,658	4,060	1,857	2,571
Total costs and expenses	177,169	286,139	123,737	212,622
Loss from operations	(50,602)	(29,183)	(18,588)	(10,516)
Interest income	1,111	273	174	10
Interest expense	(1,608)	(1,189)	(780)	(536)
Other (expense) income, net	(34)	(1,302)	(1,496)	2,648
Loss before provision for income taxes	(51,133)	(31,401)	(20,690)	(8,394)
Provision for income taxes	259	1,163	440	824
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
_______________
(1) Exclusive of depreciation and amortization, shown separately, above
(2) Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Customer support and operations	$25	$22	$9	$37
Marketing	541	869	411	721
Technology and development	1,486	2,130	1,015	1,824
General and administrative	1,596	2,243	1,088	1,643
Total	$3,648	$5,264	$2,523	$4,225

Comparison of the Years Ended December 31, 2019 and 2020
Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Revenue	$126,567	$256,956	$130,389	103%
Revenue increased $130.4 million, or 103%, from 2019 to 2020. This increase was primarily driven by growth in active customers, which doubled compared to 2019.
Transaction Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Transaction expenses	$55,858	$110,414	$54,556	98%
Percentage of revenue	44%	43%
Transaction expenses increased $54.6 million, or 98%, for 2020, compared to 2019. The increase was driven by a $37.3 million increase in direct costs associated with processing a higher volume of our customers’ remittance transactions and the disbursement of our customers’ funds to their recipients, a $12.0 million increase in fraud and other losses largely driven by growth in new customers and send volume, and a $5.3 million increase in software and tools that support our compliance and risk operations.
As a percentage of revenue, transaction expenses decreased to 43% for 2020, from 44% for 2019, which was driven primarily by scale benefits as we grew send volume.
Customer Support and Operations

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Customer support and operations	$17,445	$25,428	$7,983	46%
Percentage of revenue	14%	10%
Customer support and operations expenses increased $8.0 million, or 46%, for 2020, compared to 2019. This increase was primarily driven by a $5.5 million increase in third-party customer support costs, a $1.7 million increase in internal personnel costs at our sites in the Philippines and Nicaragua that support customer operations, and a $1.1 million increase in software and telephony costs, partially offset by $0.2 million lower travel and office expenses. Although customer support and operations expense growth is typically tied to new customer and active customers growth, these costs grew slower than active customers for 2020, as we experienced absenteeism and delays in hiring due to the COVID-19 pandemic. We also invested in tools to increase customer self-service capabilities, which helped to reduce customer contact rates and drove operational efficiencies.
As a percentage of revenue, customer support and operations expenses decreased to 10% for 2020, from 14% for 2019, which was driven primarily by operational efficiencies coupled with the impact of the COVID-19 pandemic on our ability to service customer demand. We expect that these costs will increase as a percentage of revenue in 2021, as we increase staffing to support higher demand.

Marketing

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Marketing	$43,542	$73,804	$30,262	70%
Percentage of revenue	34%	29%
Marketing expenses increased $30.3 million, or 70%, for 2020, compared to 2019, due primarily to an increase of $28.1 million in direct marketing expenses, including online and offline marketing spend and promotion costs to acquire new customers. Personnel-related costs, including stock-based compensation expense, increased by $2.1 million, driven by a 41% year-over-year increase in marketing headcount, partially offset by a $0.2 million decrease in compensation expense recorded for a tender offer that occurred in 2019. The remaining increase was driven by a $0.3 million increase in other marketing operating expense, primarily indirect marketing.
As a percentage of revenue, marketing expenses decreased to 29% for 2020, from 34% for 2019, as our existing customer base became a larger portion of revenue while our marketing spend was mostly dedicated to acquiring new customers.
Technology and Development

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Technology and development	$32,008	$40,777	$8,769	27%
Percentage of revenue	25%	16%
Technology and development expenses increased $8.8 million, or 27%, for 2020, compared to 2019. This increase was driven by a $7.3 million increase in personnel-related expenses, including stock-based compensation expense, resulting from a 27% year-over-year increase in technology and development headcount, partially offset by a $2.0 million decrease in compensation expense related to a tender offer that occurred in 2019. The increase in technology and development expenses was also driven by $3.5 million in software costs for employee tools and cloud services due to growth in both headcount and the volume of transactions.
As a percentage of revenue, technology and development expenses decreased to 16% for 2020, from 25% for 2019, as we leveraged our technology platform and infrastructure over a larger revenue and customer base.
General and Administrative

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
General and administrative	$25,658	$31,656	$5,998	23%
Percentage of revenue	20%	12%
General and administrative expenses increased $6.0 million, or 23%, for 2020, compared to 2019. This increase was primarily driven by a $6.2 million increase in personnel-related expenses, including stock-based compensation expense, driven by a 52% increase in general and administrative headcount. This increase was partially offset by a $1.8 million decrease in compensation expense related to a tender offer that occurred in 2019. The growth in general and administrative expenses was also due to an increase of $1.1 million in facilities costs as we expanded our office space in the United Kingdom and Nicaragua, and an increase of $0.5 million in other general and administrative expenses, primarily professional fees and bank fees.

As a percentage of revenue, general and administrative expenses decreased to 12% for 2020, from 20% for 2019, due to economies of scale as our revenue grew faster than our general and administrative expenses.
Depreciation and Amortization

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Depreciation and Amortization	$2,658	$4,060	$1,402	53%
Percentage of revenue	2%	2%
Depreciation and amortization increased $1.4 million, or 53%, for 2020, compared to 2019. This increase was primarily driven by an increase in depreciation for internally developed software.
Interest Income

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Interest income	$1,111	$273	$(838)	(75)%
Interest income decreased $0.8 million, for 2020, compared to 2019, primarily due to a lower interest rate earned on interest-bearing accounts.
Interest Expense

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Interest expense	$(1,608)	$(1,189)	$419	(26)%
Interest expense decreased $0.4 million, for 2020, compared to 2019, primarily due to lower interest expense on our Revolving Credit Facility as a result of lower outstanding borrowings, given the close of our Series F redeemable convertible preferred stock financing in 2020.
Other Expense, net

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Other expense, net	$(34)	$(1,302)	$(1,268)	nm*
* not meaningful
Other expense, net, increased $1.3 million for 2020, compared to 2019, primarily due to foreign exchange remeasurements on transactions associated with high volume balance sheet balances and volatility in related currencies, including the Indian rupee and Mexican peso.
Provision for Income Taxes

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(dollars in thousands)
Provision for income taxes	$259	$1,163	$904	349%

The provision for income taxes increased $0.9 million, for 2020, compared to 2019, primarily due to an increase in foreign taxable income in line with business growth in these jurisdictions and changes in U.S. state income tax laws.
Comparison of the Six Months Ended June 30, 2020 and 2021
Revenue

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Revenue	$105,149	$202,106	$96,957	92%
Revenue increased $97.0 million, or 92%, to $202.1 million for the six months ended June 30, 2021, compared to $105.1 million for the six months ended June 30, 2020. This increase was driven primarily by the growth in active customers, which increased 57% for the three months ended June 30, 2021 as compared to the same period in 2020, as well as an increase in revenue as a percentage of send volume, which is impacted by the mix of corridors and the average remittance size in those corridors.
Transaction Expenses

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Transaction expenses	$46,210	$87,615	$41,405	90%
Percentage of total revenue	44%	43%
Transaction expenses increased $41.4 million, or 90%, to $87.6 million, for the six months ended June 30, 2021, compared to $46.2 million, for the six months ended June 30, 2020. The increase was primarily due to a $33.5 million increase in direct costs associated with processing a higher volume of our customers’ remittance transactions and the disbursement of our customers’ funds to their recipients, a $6.1 million increase in fraud and other losses largely driven by growth in new customers and send volume, and a $1.8 million increase in other transaction expenses, primarily software and tools that support our compliance and risk operations.
As a percentage of revenue, transaction expenses declined slightly to 43% for the six months ended June 30, 2021 as compared to 44% for the six months ended June 30, 2020.
Customer Support and Operations

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Customer support and operations	$10,163	$20,430	$10,267	101%
Percentage of total revenue	10%	10%
Customer support and operations expenses increased $10.3 million, or 101%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. The increase was primarily driven by a $4.7 million increase in third-party customer support costs, a $3.4 million increase in internal personnel costs at our sites in the Philippines and Nicaragua that support customer operations, a $1.5 million increase in software and telephony costs as we supported more active customers, and a $0.6 million increase in other operating expenses including customer set up fees and $0.1 million in other costs.

As a percentage of revenue, customer support and operations expenses remained flat at 10% for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. We expect that these costs will continue to increase as a percentage of revenue for the remainder of 2021, as we increase staffing to support higher demand.
Marketing

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Marketing	$32,107	$52,274	$20,167	63%
Percentage of total revenue	31%	26%
Marketing expenses increased $20.2 million, or 63%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, due primarily to an increase of $17.7 million in direct marketing expense, including online and offline marketing spend and promotion costs to acquire new customers. Personnel-related costs increased by $1.6 million driven by a 32% increase in marketing headcount compared to the same period in 2020 and a $0.3 million increase in stock-based compensation. The increase in marketing expenses was also driven by a $0.6 million increase in software costs and other indirect marketing costs.
As a percent of revenue, marketing expenses decreased to 26% for the six months ended June 30, 2021, from 31% for the six months ended June 30, 2020, as our existing customer base became a larger portion of revenue while our marketing spend was mostly dedicated to acquiring new customers.
Technology and Development

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Technology and development	$19,059	$26,842	$7,783	41%
Percentage of total revenue	18%	13%
Technology and development expenses increased $7.8 million, or 41% for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. The increase was driven by a $4.6 million increase in personnel related expenses resulting from a 19% increase in headcount compared to the same period in 2020 and a $0.8 million increase in stock-based compensation. The increase in technology and development expense was also driven by $1.7 million in software costs for employee tools and cloud services as well as $0.5 million higher professional fees due to growth in headcount and volume of transactions and a $0.2 million increase in other costs.
As a percentage of revenue, technology and development expenses decreased to 13% for the six months ended June 30, 2021, from 18% for the six months ended June 30, 2020, as we leveraged our technology platform and infrastructure over a larger revenue and customer base.
General and Administrative

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
General and administrative	$14,341	$22,890	$8,549	60%
Percentage of total revenue	14%	11%
General and administrative expenses increased $8.6 million, or 60%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. The increase was primarily driven by a $3.7 million increase in personnel-related expenses resulting from a 43% increase in general and administrative headcount compared to the same period in 2020 and a $0.6 million increase in stock-based compensation. The increase in general and administrative expense was also due to an increase of $2.4 million in professional fees mostly related to public company readiness, a $0.8 million increase to other taxes, a $0.8 million increase to other general and administrative operating expenses reflecting primarily employee related and bank changes, and a $0.3 million increase to software.
As a percentage of revenue, general and administrative expenses decreased to 11% for the six months ended June 30, 2021, from 14% for the six months ended June 30, 2020, as we leveraged our infrastructure over a larger revenue and customer base.
Depreciation and Amortization

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Depreciation and Amortization	$1,857	$2,571	$714	38%
Percentage of revenue	2%	1%
Depreciation and amortization increased $0.7 million, or 38%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This increase is mostly due to an increase in depreciation for internally developed software, computers and other assets.
Interest Income

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Interest income	$174	$10	$(164)	(94)%
Interest income decreased $0.2 million for the six month period ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to a lower interest rate on interest-bearing accounts.
Interest Expense

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Interest expense	$(780)	$(536)	$244	(31)%
Interest expense decreased $0.2 million for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020, primarily due to lower interest expense on our Revolving Credit Facility as a result of lower outstanding borrowings, given the close of our Series F redeemable convertible preferred stock financings in 2020 and 2021.
Other (Expense) Income, net

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Other (expense) income, net	$(1,496)	$2,648	$4,144	(277)%
Other (expense) income, net, increased $4.1 million from other (expense), net to other income, net, for the six month period ended June 30, 2021, compared to the six month period ended June 30, 2020, primarily due to foreign exchange remeasurements on transactions associated with high-volume balance sheet balances, and volatility in related currencies including the Colombian peso, Philippine peso, and Indian rupee.
Provision for Income Taxes

	Six Months Ended June 30,		Change
	2020	2021	Amount	Percent
	(dollars in thousands)
Provision for income taxes	$440	$824	$384	87%
The provision for income taxes increased $0.4 million, or 87%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to an increase in taxable income for our international entities.
Quarterly Results of Operations
The following tables summarize our selected unaudited quarterly consolidated statements of operations data, the percentage of revenues that each line item represents, and the key business metrics for each of the six quarters through the period ended June 30, 2021. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

Consolidated Statements of Operations Data

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands)
Revenue	$45,740	$59,409	$71,790	$80,017	$91,056	$111,050
Costs and expenses:
Transaction Expenses(1)	21,194	25,016	28,046	36,158	41,110	46,505
Customer Support and Operations(1) (2)	4,936	5,227	7,632	7,633	8,631	11,799
Marketing (1) (2)	13,606	18,501	18,816	22,881	26,116	26,158
Technology and Development (1) (2)	9,129	9,930	10,380	11,338	11,644	15,198
General and Administrative(1) (2)	6,997	7,344	7,667	9,648	10,882	12,008
Depreciation and Amortization	866	991	1,002	1,201	1,245	1,326
Total costs and expenses	56,728	67,009	73,543	88,859	99,628	112,994
Loss from operations	(10,988)	(7,600)	(1,753)	(8,842)	(8,572)	(1,944)
Interest income	165	9	7	92	5	5
Interest expense	(327)	(453)	(247)	(162)	(259)	(277)
Other (expense) income, net	(1,727)	231	(241)	435	1,426	1,222
Loss before provision for income taxes	(12,877)	(7,813)	(2,234)	(8,477)	(7,400)	(994)
Provision for income taxes	219	221	195	528	370	454
Net loss	$(13,096)	$(8,034)	$(2,429)	$(9,005)	$(7,770)	$(1,448)
______________
(1)Exclusive of depreciation and amortization, shown separately, above
(2)Includes stock-based compensation expense as follows:

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands)
Customer support and operations	$2	$7	$5	$8	$8	$29
Marketing	194	217	216	242	285	436
Technology and development	510	505	533	582	590	1,234
General and administrative	529	559	575	580	639	1,004
Total	$1,235	$1,288	$1,329	$1,412	$1,522	$2,703

Percentage of Revenue Data

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands)
Revenue	100%	100%	100%	100%	100%	100%
Costs and expenses:
Transaction Expenses(1)	46	42	39	45	45	42
Customer Support and Operations(1)	11	9	11	10	9	11
Marketing (1)	30	31	26	29	29	23
Technology and Development (1)	20	17	14	14	13	14
General and Administrative(1)	15	12	11	12	12	11
Depreciation and Amortization	2	2	1	2	1	1
Total costs and expenses	124	113	102	112	109	102
Loss from operations	(24)	(13)	(2)	(12)	(9)	(2)
Interest income	—	—	—	—	—	—
Interest expense	(1)	(1)	—	—	—	—
Other (expense) income, net	(4)	—	—	1	2	1
Loss before provision for income taxes	(28)	(13)	(3)	(11)	(8)	(1)
Provision for income taxes	—	—	—	1	—	—
Net loss	(29)%	(14)%	(3)%	(11)%	(9)%	(1)%
________________
(1) Exclusive of depreciation and amortization, shown separately, above
Quarterly Changes in Revenue
Revenue increased sequentially in each of the quarters presented primarily due to an increase in active customers. For the three months ended June 30, 2020, the COVID-19 pandemic drove increased demand for digital remittances. As a result, we observed an acceleration in new customer growth and increased engagement with our existing customer base, resulting in continued revenue growth for each of the subsequent quarters in 2020 and 2021. In addition, our revenue is subject to seasonality, most notably in the fourth quarter around the Christmas holiday.
Quarterly Changes in Costs and Expenses
Transaction expenses increased sequentially in each of the quarters presented primarily due to an increase in costs associated with processing our customers’ remittance transactions, the disbursement of our customers funds to their recipients, and an increase in fraud and other losses largely driven by growth in new customers and send volume. For the three months ended June 30, 2020, the three months ended September 30, 2020, and the three months ended June 30, 2021, transaction expenses as percentage of revenue decreased primarily due to lower-than-average fraud rates and other losses. For each three month period ended December 31, 2020 and March 31, 2021, transaction expense as a percentage of revenue increased due to higher fraud and other losses.
Customer support and operations expenses increased sequentially in each of the quarters presented. This increase was driven by the cost of third-party customer support, internal personnel and software and telephony costs to support the increase in active customers.
Marketing expenses increased sequentially in each of the quarters presented primarily due to an increase in online and offline marketing and promotion costs to acquire new customers. Starting in the second quarter of 2020, online marketing became less competitive due to COVID-19, allowing us to rapidly acquire new customers. We realized a benefit of this reduction in market competition in the three months ended September 30, 2020, where marketing expenses decreased to 26% of revenue. In the fourth quarter of 2020, online marketing competition started to return to pre-COVID-19 levels. For the three months ended June 30, 2021, marketing expenses as a percentage of revenue decreased compared to the three months ended March 31, 2021 as revenue growth accelerated faster than marketing spend. We expect online and offline marketing and promotion costs will continue to increase.
Technology and development expenses increased sequentially in each of the quarters presented due to increased personnel-related and software costs. As a percentage of revenue, these costs grew slower as we leveraged our technology platform and infrastructure over a larger revenue and customer base.
General and administrative expenses increased sequentially in each of the quarters presented mostly due to an increase in personnel-related costs, professional services costs and facilities costs. These costs grew slower than revenue due to economies of scale.
Depreciation and amortization expenses increased sequentially in each of the quarters presented mostly due to an increase in depreciation for internally developed software.
Quarterly Changes in Key Business Metrics and Non-GAAP Measures
Active customers

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Active customers (in thousands)	1,140	1,525	1,692	1,891	2,136	2,397
Active customers increased sequentially in each of the quarters presented primarily due to an increase in new customers driven by investments in marketing spend, our seamless user experience, network expansion, and the accelerated growth in the adoption of digital remittances as a result of the COVID-19 pandemic, especially during the three months ended June 30, 2020.
Send volume

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Send volume (in millions)	$2,448	$2,736	$3,245	$3,626	$4,273	$4,976
Send volume increased sequentially in each of the quarters presented primarily due to an increase in active customers, reflecting both strong new customer growth and continued engagement with our existing customer base.

Adjusted EBITDA

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
	(in thousands)
Net loss	$(13,096)	$(8,034)	$(2,429)	$(9,005)	$(7,770)	$(1,448)
Add:
Interest expense, net	162	444	240	70	254	272
Provision for income taxes	219	221	195	528	370	454
Depreciation and amortization	866	991	1,002	1,201	1,245	1,326
Other expense (income), net	1,727	(231)	241	(435)	(1,426)	(1,222)
Stock-based compensation expense	1,235	1,288	1,329	1,412	1,522	2,703
Adjusted EBITDA	$(8,887)	$(5,321)	$578	$(6,229)	$(5,805)	$2,085
During the three months ended September 30, 2020 and June 30, 2021, we experienced a significant increase in our Adjusted EBITDA primarily driven by higher revenue due to an increase in active users as well as lower marketing expenses as a percentage of revenue.
Liquidity and Capital Resources
We have financed our operations and capital expenditures primarily through cash generated from operations including transaction fees and foreign exchange spreads, sales of our redeemable convertible preferred stock, and our $150.0 million Revolving Credit Facility, of which we had unused borrowing capacity of $70.0 million and $150.0 million as of December 31, 2020 and June 30, 2021, respectively. As of December 31, 2020 and June 30, 2021, our principal sources of liquidity were cash and cash equivalents of $186.7 million and $173.4 million, respectively, and funds available under the Revolving Credit Facility.
We believe that our cash, cash equivalents, and funds available under the New Revolving Credit Facility will be sufficient to meet our working capital requirements for at least the next twelve months. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked securities, and the ownership of our existing stockholders would be diluted. If we raise additional financing by incurring additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that are unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.
Revolving Credit Facility
In June 2019, we entered into a Senior Secured Credit Facilities Agreement that provided access to $85.0 million in revolving borrowing that we use primarily to pre-fund transactions. In November 2020, we amended the Senior Secured Credit Facilities Agreement to increase the amount available for revolving borrowing pursuant to the credit agreement to $150.0 million (as amended, the “Revolving Credit Facility”). The Revolving Credit Facility will mature in November 2023.
Borrowings under the Revolving Credit Facility accrue interest at a floating rate per annum equal to (1) ABR defined in the Revolving Credit Facility as the rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) 3.25% and (c) the Federal Funds Effective Rate in effect for such day plus 0.50% plus (2) 1.0%. In addition, there is an unused revolving line facility fee, which accrues at a floating rate equal to 0.40% of the unused portion of the line, and is payable monthly. As of December 31, 2020 and June 30, 2021, the interest rate of the borrowings under the Revolving Credit Facility was 4.25%.
Borrowings are subject to mandatory repayment within 20 business days in an amount necessary to reduce the borrowings, in the aggregate, to an amount less than our customer funds account maintained with the lender. The Revolving Credit Facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness, pay dividends, incur encumbrances, make distributions to holders of its capital stock, make investments or engage in transactions with affiliates. Financial covenants include an adjusted quick ratio requirement that is measured on a monthly basis as well as trailing twelve month Consolidated Adjusted EBITDA, as defined in the Revolving Credit Facility, measured on a quarterly basis. We were in compliance with all financial covenants as of December 31, 2020 and June 30, 2021.
Our obligations under the Revolving Credit Facility are secured by substantially all of our and our subsidiaries’ assets, other than intellectual property. Amounts of borrowings under the Revolving Credit Facility may fluctuate depending upon transaction volumes and seasonality. As of December 31, 2020 and June 30, 2021, we had $80.0 million and zero borrowings outstanding under the Revolving Credit Facility, respectively.
New Revolving Credit Facility
On September 13, 2021, we entered into a Revolving Credit and Guaranty Agreement with a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, providing for a $250.0 million revolving credit facility (the “New Revolving Credit Facility”), and terminated our existing Revolving Credit Facility. The New Revolving Credit Facility will mature in September 2026.
Borrowings under the New Revolving Credit Facility accrue interest at a floating rate per annum equal to, at our option, (1) the Alternate Base Rate (defined in the New Revolving Credit Facility as the rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect for such day plus 0.50% and (c) the Adjusted LIBO Rate plus 1.00%, subject to a floor of 1.00%) plus 0.50% or (2) the Adjusted LIBO Rate (subject to a floor of 0.00%) plus 1.50%. In addition, there is an unused commitment fee, which accrues at a rate per annum equal to 0.25% of the unused portion of the revolving commitments, and is payable quarterly.
The New Revolving Credit Facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with other entities, incur indebtedness, grant liens, pay dividends or make other distributions to holders of our capital stock, make investments, enter into restrictive agreements or engage in transactions with affiliates. Financial covenants in the New Revolving Credit Facility include (1) a requirement to maintain a minimum adjusted quick ratio of 1.50:1.00, which is tested quarterly and (2) a requirement to maintain a minimum liquidity level of $100.0 million, which is tested quarterly.
The obligations under the New Revolving Credit Facility are guaranteed by us and our material domestic subsidiaries, subject to customary exceptions, and secured by substantially all of the assets of the borrowers and guarantors thereunder, subject to customary exceptions. Amounts of borrowings under the New Revolving Credit Facility may fluctuate depending upon transaction volumes and seasonality.

Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in):
Operating activities	$8,435	$(114,209)	$(47,586)	$60,276
Investing activities	(7,209)	(4,370)	(2,372)	(2,252)
Financing activities	117,017	122,216	(25,981)	(72,646)
Operating Activities
Our main sources of operating cash are transaction fees charged to customers and foreign exchange spreads on transactions. Our primary uses of cash from operating activities have been for advertising expenses used to attract new customers, transaction expenses that include fees paid to payment processors and disbursement partners, personnel-related expenses, technology and analytics, and other general corporate expenditures.
Net cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization, amortization of operating lease right-of-use assets, and changes in operating assets and liabilities during each period.
For 2019, net cash provided by operating activities was $8.4 million, which primarily consisted of net loss of $51.4 million adjusted for non-cash charges of $6.3 million and net cash inflows of $53.5 million due to changes in our operating assets and liabilities. The main drivers for the change in operating assets and liabilities were a decrease in disbursement prefunding of $17.1 million and an increase in customer liabilities of $54.2 million related to transactions processed from customers but not yet disbursed to recipients, offset by an increase in customer funds receivable of $17.4 million. The changes in these operating assets and liabilities are inline with the growth of the business and were impacted by timing and volume of funding needs and disbursements at the end of 2019.
For 2020, net cash used in operating activities was $114.2 million, which primarily consisted of our net loss of $32.6 million adjusted for non-cash charges of $9.3 million and net cash outflows of $91.0 million, due to changes in our operating assets and liabilities. The main drivers for the change in operating assets and liabilities were an increase in disbursement prefunding of $69.7 million related to funding disbursement partners for expected send volume over a long holiday weekend, an increase in customer funds receivable of $20.0 million due to an increase in volume and growth in our business and decrease of customer liabilities of $29.1 million due to timing of disbursements offset by an increase in accrued expenses and other current liabilities of $25.9 million due to timing of settlement of trade liabilities as well as increase in operating expense accruals in line with the growth of the business.
For the six months ended June 30, 2020, net cash used by operating activities was $47.6 million, which primarily consisted of changes in our operating assets and liabilities of $30.9 million, as well as a net loss of $21.1 million. The main drivers for the change in operating assets and liabilities were a decrease in customer liabilities of $27.7 million, as well as an increase in customer funds receivable of $8.3 million, both due to growth in our business and timing of cash settlements and disbursements, respectively, partially offset by an $8.2 million increase in the balance of accrued expenses and other liabilities due to the timing of the settlement of expenses in the ordinary course of business.
For the six months ended June 30, 2021, net cash provided by operating activities was $60.3 million, which primarily consisted of changes in our operating assets and liabilities of $62.7 million offset by net loss of $9.2 million. The main drivers for the change in operating assets and liabilities were a decrease in disbursement prefunding of $50.3 million due to seasonality of the business, an increase in customer liabilities of $17.4 million due to growth in our business and timing of disbursements, offset by an increase in customer receivables of $8.9 million in line with the growth in our business, and timing of cash settlement.
Investing Activities
Cash used in investing activities consists of purchases of property and equipment and capitalization of internal-use software.
Net cash used in investing activities for 2019 was $7.2 million, which was primarily related to purchases of property and equipment to support the increase in headcount, expansion and improvement of our facilities, and capitalized internal use software costs.
Net cash used in investing activities for 2020 was $4.4 million, which was primarily related to purchases of property and equipment to support the increase in headcount, expansion and improvement of our facilities, and capitalized internal use software costs.
Net cash used in investing activities was $2.3 million for the six months ended June 30, 2021 and 2020, primarily related to purchases of property and equipment to support the increase in headcount, and capitalization of internal use software costs.
Financing Activities
Cash provided by our financing activities consists primarily of proceeds from the issuance of our redeemable convertible preferred stock, proceeds from our Revolving Credit Facility borrowings, and proceeds from the exercise of stock options. Cash used in financing activities consists primarily of repayments of our Revolving Credit Facility borrowings, along with repurchases and retirement of common stock and redeemable convertible preferred stock in connection with a tender offer.
Net cash provided by financing activities for 2019 of $117.0 million was primarily driven by $129.8 million from the issuance of Series E redeemable convertible preferred stock, net of issuance costs and $9.0 million of net proceeds from our Revolving Credit Facility borrowings to meet our working capital requirements, offset by $2.8 million of cash used to repay our term loan, and further offset by $20.0 million cash used for the repurchase and retirement of common and redeemable convertible preferred stock in connection with a tender offer.
Net cash provided by financing activities for 2020 of $122.2 million was primarily driven by $84.8 million from the issuance of Series F redeemable convertible preferred stock, net of issuance costs and $35.0 million of proceeds from our Revolving Credit Facility borrowings to meet our working capital needs.
Net cash used in financing activities for the six months ended June 30, 2020 of $26.0 million was primarily driven by repayments of our Revolving Credit Facility borrowings of $27.0 million, partially offset by proceeds from exercise of stock option of $1.0 million.
Net cash used in financing activities for the six months ended June 30, 2021 of $72.6 million was primarily driven by repayments of our Revolving Credit Facility borrowings of $80.0 million, partially offset by proceeds from exercise of stock options of $4.4 million along with issuance of Series F redeemable convertible preferred stock, net of issuance costs, of $3.0 million.

Contractual Obligations and Commitments
Our principal commitments consist of operating lease commitments, purchase commitments and standby letters of credit. The following table summarizes our contractual obligations as of December 31, 2020 (in thousands):

	Payments Due By
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease commitments	$7,331	$3,278	$3,585	$468	$—
Purchase commitments	546	546	—	—	—
Standby letters of credit	14,103	5,209	8,894	—	—
Total	$21,980	$9,033	$12,479	$468	$—
There have been no material changes to our contractual obligations through June 30, 2021.
Off-Balance Sheet Arrangements
As of December 31, 2020 and June 30, 2021, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market factors such as foreign currency exchange rates and credit risk. Management establishes and oversees the implementation of policies governing our investing, funding, and foreign currency activities in order to mitigate market risks. We monitor risk exposures on an ongoing basis.
Credit Risk
We are exposed to credit risk relating to our pay-in payment providers if in the course of a transaction, we were to disburse funds to the recipient but the pay-in payment provider does not deliver our customer’s funds to us (for example, due to their illiquidity). We mitigate this credit risk by engaging with reputable pay-in payment providers and entering into written agreements with pay-in providers allowing for legal recourse. We are also exposed to credit risk relating to many of our disbursement partners when we pre-fund or remit funds in advance of having confirmed funds collected from our customers, if our disbursement partners fail to disburse funds according to our instructions (for example, due to their insufficient capital). We mitigate these credit exposures by engaging with reputable disbursement partners and performing a credit review before onboarding each disbursement partner. We also periodically review credit ratings or, if unavailable, other financial documentation, of both our pay-in payment providers and disbursement partners. We have not experienced significant losses during the periods presented.
Foreign Currency Exchange Rate Risk
Given the nature of our business, we are exposed to foreign exchange rate risk in a number of ways. Our principal exposure to foreign exchange rate risk includes:
•Exposure to foreign currency exchange risk on our cross-border payments if exchange rates fluctuate between initiation of the transaction and transaction disbursement to the recipient. We disburse transactions in multiple foreign currencies, including most notably the Indian rupee, the Mexican peso, and the Philippine peso. In the vast majority of cases, the recipient disbursement occurs within a day of sending, which mitigates foreign currency exchange risk. To enable disbursement in the receive currency, we prefund many disbursement partners one to two business days in advance based on expected send volume. Foreign exchange rate risk due to differences between the timing of transaction initiation and payment varies based on the day of the week and the bank holiday schedule; for example, disbursement prefunding is typically largest before long weekends.
•While the majority of our revenue and expenses are denominated in the U.S. dollar, certain of our international operations are conducted in foreign currencies, a significant portion of which occur in Canada, the United Kingdom, Australia and the Philippines. Changes in the relative value of the U.S. dollar to other currencies may affect revenue and other operating results as expressed in U.S. dollars.
As of December 31, 2019 and December 31, 2020, a hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to all other currencies in which our net loss is generated, would have resulted in a decrease or increase to the fair value of our assets and liabilities denominated in currencies other than the subsidiaries’ functional currencies of approximately $1.9 million and $9.7 million, respectively, based on our unhedged exposure to foreign currency at that date. There are inherent limitations in this sensitivity analysis, primarily due to the following assumptions: (1) foreign exchange rate movements are linear and instantaneous, (2) exposure is static, and (3) customer transaction behavior due to currency rate changes is static. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect our results from operations. For example, the impact on December 31, 2020 as shown in this sensitivity analysis is higher than normal, as the disbursement prefunding balance on December 31, 2020 was approximately $101.6 million due to the need to fund transactions to be paid out over the upcoming long holiday weekend. Both the disbursement prefunding balance and the customer funds liability balance (and resulting net impact to our net currency position) may be highly variable day to day. In addition, changes in foreign exchange rates may impact customer behavior by altering the timing or volume of transactions sent through our platform. For example, an increase in the value of a send currency against a receive currency may accelerate the timing or amount of remittances.
To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges between our current assets and current liabilities in similarly denominated foreign currencies. At this time, we do not enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. We may do so in the future, but it is difficult to predict the impact hedging activities would have on our operating results.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.
Revenue Recognition
Our revenue is generated on transaction fees charged to customers and foreign exchange spreads between the foreign exchange rate offered to customers and the foreign exchange rate on the Company's currency purchases. Revenue is recognized when control of these services is transferred to our customers, which is the time the funds have been delivered to the intended recipient in an amount that reflects the consideration we expect to be entitled to in exchange for services provided. We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which includes the following steps:
(i)identification of the contract with a customer;
(ii)identification of the performance obligations in the contract;
(iii)determination of the transaction price;
(iv)allocation of the transaction price to the performance obligations in the contract; and
(v)recognition of revenue when, or as, we satisfy a performance obligation.
Revenue is derived from each transaction and varies based on the funding method chosen by the customer, the size of the transaction, the currency to be ultimately disbursed, the rate at which the currency was purchased, and the countries to which the funds are transferred. Our contract with customers can be terminated by the customer without a termination penalty up until the time the funds have been delivered to the intended recipient. Therefore, our contracts are defined at the transaction level and do not extend beyond the service already provided.
Our service comprises a single performance obligation to complete transactions for our customers. Using compliance and risk assessment tools, we perform a transaction risk assessment on individual transactions to determine whether a transaction should be accepted. When we accept a transaction and process the designated payment method of the customer, we become obligated to our customer to complete the payment transaction.
We recognize transaction revenue on a gross basis as we are the principal for fulfilling payment transactions. As the principal to the transaction, we control the service of completing payments on our payment platform. We bear primary responsibility for the fulfillment of the payment service, are the merchant of record, contract directly with our customers, control the product specifications, and define the value proposition of our services. We are also responsible for providing customer support. Further, we have full discretion over determining the fee charged to our customers, which is independent of the cost we incur in instances where we may utilize payment processors or other financial institutions to perform services on our behalf. These fees paid to payment processors and other financial institutions are recognized as transaction expenses in the consolidated statements of operations. We do not have any deferred contract acquisition costs.
Stock-Based Compensation
We account for stock-based compensation expense by calculating the estimated fair value of each employee and nonemployee award at the grant date or modification date by applying the Black-Scholes option pricing model. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are recognized in the period in which they occur.
The model utilizes the estimated value of our underlying common stock at the measurement date based on the following assumptions:
Expected term. We calculate the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the requisite service period and the contractual term of the award.
Expected volatility. We base our estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data.
Risk-free interest rate. The risk-free interest rate used in the model is based on the implied yield currently available for the U.S. Treasury securities at maturity with an equivalent term.

Expected dividend yield. Our expected dividend yield is zero as we have never declared nor paid any dividends and do not currently expect to do so in the future.
Common Stock Valuation
The fair values of the shares of common stock underlying our stock-based awards were determined by our board of directors. The values of stock-based awards granted were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock for financial reporting purposes as of the grant date of each stock option award, including the following factors:
•contemporaneous valuations of our common stock performed by unrelated third-party specialists;
•secondary sales;
•the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•the lack of marketability of our common stock;
•our actual operating results and financial performance;
•current business projections;
•hiring of key personnel and the experience of management;
•our history and the introduction of new services;
•our stage of development;
•the likelihood and potential timing of achieving a liquidity event, such as an initial public offering or a merger or acquisition, given prevailing market conditions;
•liquidity of stock-based awards involving securities in a private company;
•the market performance of comparable publicly traded companies; and
•United States and global capital market conditions.
In valuing our common stock, the fair value of our business was determined using the market approach with input from management. The market approach estimates value based on a comparison of us to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to our financial forecasts to estimate the value of the subject company.
In December 2020, we started using a hybrid method utilizing a combination of the option pricing method or OPM and the probability-weighted expected return method or PWERM, to estimate the value of our common stock. Under the PWERM, the value of a company’s particular equity class is estimated based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock. We also applied a discount for lack of marketability to account for a lack of access to an active public market.

In addition, we considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, frequency, and timing relative to the valuation date.
In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. We also utilized this methodology for equity awards which were granted subsequent to June 30, 2021, using the most recent valuation of our common stock, which was valued on July 15, 2021 and September 21, 2021. Between July 1, 2021 and August 31, 2021, we granted stock options and RSUs representing approximately 1.7 million shares of our common stock issuable upon the exercise of stock options or settlement of RSUs, which represents approximately 1% of our fully diluted shares as of June 30, 2021. We did not grant any equity awards in September 2021. As of August 31, 2021, we had approximately $67 million of total unamortized stock-based compensation expense, of which $27 million represents incremental stock-based compensation expense from interpolating the fair values of our common stock, or approximately 40% of our unamortized stock-based compensation expense as of August 31, 2021. The $27 million incremental expense comprises approximately $8 million for awards granted from January 1, 2021 through June 30, 2021 and $19 million for awards granted in July and August 2021.
Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Recently Issued Accounting Pronouncements
See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for information on recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
The material weaknesses are as follows: we did not design and maintain effective controls over certain IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (1) program change management controls for certain financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (2) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to certain financial systems, programs, and data to appropriate Company personnel.
This material weakness contributed to the following material weakness: we did not design and maintain effective controls over segregation of duties of journal entries. More specifically, certain personnel had the ability to prepare and post journal entries without an independent review performed by someone without this ability.
These material weaknesses did not result in a misstatement to our annual consolidated financial statements as of and for the year ended December 31, 2020. However, each of the material weaknesses described above, individually and aggregated, could impact the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
As of the date of this prospectus, these remain material weaknesses and we are in the process of remediating these material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions: (1) developing enhanced risk assessment procedures and monitoring controls related to changes in financial systems; (2) implementing comprehensive access control protocols to implement restrictions on user and privileged access to the affected applications; (3) implementing controls to review and monitor user access; and (4) establishing additional controls over the preparation and review of journal entries.
We have concluded that these material weaknesses in our internal control over financial reporting occurred because, prior to this offering, we were a private company and did not have the necessary business processes, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.
In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering. Any existing or additional weaknesses in our disclosure controls or internal controls over financial reporting could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on our stock price.
JOBS Act
We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We expect to use the extended transition period for any new or revised accounting standards during the period in which we remain an emerging growth company.

Business

"I use and will keep on using Remitly for simple reasons: They are **reliable, quick and easy** to transact with! I've never had any issues since I start using Remitly. The app is amazing and straightforward to use, no fuss! Love it!"

–Resurreccion, Remitly customer since 2017

"I love Remitly because it is so **convenient for me and for my family** to pick up the money. Since I uploaded this app I don't need to drive to the city to send money. I am always loyal to you, Remitly!"

–Anna, Remitly customer since 2015

"I was reluctant at first because my mum used to send money physically through a brick-and-mortar provider and would always scare me about their fees or 'hidden fees'. Now that I am older and able to do my research, Remitly really is transparent!! It was a really easy and quick process, and within 5 minutes, my cousins in Vietnam received their funds. **Remitly is a life changing website**, literally. Thank you so much."

–Linda, Remitly customer since 2021

BUSINESS
Our Vision
Transform the lives of immigrants and their families by providing the most trusted financial services on the planet.
Our Beginning
The inspiration behind Remitly came when Matt, our co-founder and Chief Executive Officer, was working in Kenya. There, Matt realized how reliant some families were on the money sent from their loved ones working abroad. He also saw how difficult it was to send and receive money overseas – the process was painful, opaque, and expensive. This first-hand look at cross-border remittances was an eye-opener, and Matt became convinced there was a better way.
In 2011, Josh and Shivaas, our two other co-founders, joined Matt to start Remitly and began working on the problem immediately. Their goal was to make a difference for immigrant communities by using technology to initially disrupt traditional cross-border remittances.
Ten Years Later
Today, Remitly is a leading digital financial services provider for immigrants and their families in over 135 countries around the world. Looking back over the last ten years, we have remained committed to our initial goal: to help millions of immigrants send money home in a safe, reliable, and transparent manner. The long-term, trusted relationships we foster with our customers have enabled us to expand our core cross-border remittance product to over 1,700 corridors worldwide and extend our offering to a broader suite of financial services.
Our customers are at the heart of everything we do. They are primarily immigrants from developing countries who have moved away from their families to seek new opportunities and build a better life for themselves and their loved ones. While our customers may be physically distant, they remain closely connected with and deeply committed to their family and friends back home – often sending money home multiple times per month. Through their individual experiences, they help us define how we design and build best-in-class services. Our relentless focus on our customers underpins our commitment to do everything in our power to ensure their hard-earned money reaches their families back home.
Our Opportunity
Cross-border remittance and banking are two of the largest financial services markets in the world. The cross-border remittance market alone is estimated to be approximately $1.5 trillion in total migrant remittance inflow volume in 2020 (including both formal and informal person-to-person channels) and generates approximately $40 billion in transaction fees globally. The scale of this industry is an indicator of the essential role remittance plays in our economy and society.
However, the traditional approach has been challenged by both the lack of innovation and financial inclusivity. Dominated by banks, operators of brick-and-mortar locations, and informal channels, the players in these markets typically rely on disparate legacy systems and processes. This results in a poor customer experience and additional operating costs that are passed down to the customer. When technology is used, these players typically utilize solutions that may not be scalable, integrated, or built to address cultural and local market requirements of the diverse immigrant communities that they serve.
Today, there are over 280 million immigrants world-wide who may be excluded from fair access to everyday financial services used to build wealth and financial security. For them, sending money internationally is often unreliable, inconvenient, and expensive. The experience can also be daunting – they risk having their identity stolen, losing their money or having no way to ask a service question at a moment in need. Additional financial services, even when available to them, such as savings, credit, investments, and insurance products, often come with high fees, and can be deceptive.
What Sets Us Apart
Our core proposition is to bring trust, reliability, and a fair and transparent price to cross-border remittances and broader financial services.
To deliver our proposition, we have a differentiated approach that aligns with the specific needs and interests of our customers and solves the problems immigrant communities often face in making remittances. There are four core elements to our differentiated approach:
•Providing a Simple and Reliable Way of Sending Money with Our Mobile-Centric Suite of Products. On June 30, 2021, over 85% of our customers engaged with Remitly on their mobile phones, shifting what traditionally required waiting in line to speak with an agent to the palm of their hands. Also as of June 30, 2021, our mobile app had a 4.9 iOS App Store rating with more than 450,000 reviewers and a 4.8 Android Google Play rating with more than 170,000 reviewers. We have achieved this level of engagement and these high ratings by designing mobile-centric products that make the customer experience simple and convenient and give our customers complete peace of mind.
Our mobile app for cross-border remittances provides an easy-to-use, end-to-end process. From the moment a customer connects their banking information to our app, they can send money home in minutes with just five taps for repeat transactions. Our customers and their families can also track the status of their transactions in real time. This mobile-centric experience enables us to engage beyond the initial transaction, generating strong repeat usage and high customer loyalty. In 2020, we extended our offering with the addition of Passbook, our app-based banking service developed in partnership with Sunrise.
•Conveniently Putting Money Safely in the Hands of Our Customers’ Families, Wherever They Are, by Relying on Our Global Network. Our global network of funding and disbursement partnerships enables us to complete money transfers in over 1,700 corridors without the need to deploy local operations in each country. We are able to do this while complying with global and local licensing and regulatory requirements.
We have partner relationships with global banks and leading payment providers to give our customers an array of payment (or pay-in) options, including with a bank account, card-based payments and alternative payment methods. Our disbursement network provides our customers with various digital and traditional delivery methods and enables us to send (or pay-out) funds within minutes to more than 3.5 billion bank accounts, over 630 million mobile wallets, and over 355,000 cash pickup locations. These partner relationships help drive a better customer experience, including faster transfers, higher acceptance rates, and enhanced reliability.
In 2020, we began serving business customers with the launch of Remitly For Developers, our remittance-as-a-service offering that strategically leverages our custom-built global network and compliance and regulatory infrastructure.
•Creating Trusted and Personalized Experiences with Our Localization Expertise at Scale. We believe our expertise in localizing our marketing, products, and customer support at scale is a key differentiator. For example, we tailor our customer experience with 14 native languages, and we provide peace of mind with our global customer support team. Additionally, for disbursement of funds, we partner with local brands that are among the most trusted and recognized by our customers and their families.
•Using Our Data-Driven Approach to Better Serve Our Customers and Provide More Value. We have a data-driven approach to how we grow our business, prioritize our investments, and manage our operations. Because our customers initiate transfers digitally, we capture and leverage a body of transaction-related data that provides insight into customer behavior and customer experience. This data and the analytics we perform inform our marketing investments and product development prioritization. In addition, we leverage our data platform and proprietary models to manage pricing, treasury, risk, and customer support.
Our Technology Platform is at the Core of Everything We Do
Our technology platform was purpose-built to power our mobile-centric suite of products, connect our global network, localize our marketing, products and experiences, and drive our data-driven approach.
Given the scale of our business and complexity of digital cross-border payments, our technology platform has broad and complex capabilities and, together with our data, gives us a unique advantage in understanding our customers. Our technology platform is comprised of the following:
•Marketing technology stack that enables our marketing team to efficiently operate and improve the quality of our customer experiences by supporting our localization strategies and efficiently capturing and analyzing data to ensure maximum long-term return on our marketing investments;
•Core transaction engine that underpins the entire transaction lifecycle from pricing and FX, to funding, processing, and, ultimately, to disbursement;
•Customer experience engine with corridor-specific user journeys and multilingual self-service or real-time support;
•Disbursement system for partner integrations that support a diverse set of delivery methods in over 115 countries; and
•Multi-layered machine learning and data-driven fraud and risk management capabilities (KYC, anti-money laundering, etc.), in compliance with highly complex and continuously evolving global and local regulations.
We Benefit from a Powerful Flywheel
As we grow our customer base and complete more transactions, we collect more data. This data enables us to refine our marketing strategy, improve the customer experience, and accelerate our pace of innovation including introducing new services to our customers, or the recipient. Having a broader suite of services attracts more customers and enhances the experience, which could drive more transactions to Remitly and fuel further compounding organic growth.

We are in the early stages of capturing our addressable market opportunity. Our send volume of approximately $16.1 billion for the twelve months ended June 30, 2021 represented approximately 1% of the $1.5 trillion in estimated total migrant remittance inflow volume in 2020 (including both formal and informal person-to-person channels) and approximately 3% of our $540 billion core serviceable available market of formal remittance flows to low- and middle-income countries. We see a significant opportunity to grow our customer base, expand into new corridors, and continue extending our product offering into broader financial services. We believe the first player to reach significant scale with a trusted, mobile-first approach will have a profound brand, data, product, and cost advantage to take disproportionate market share.
While we are just getting started, we are proud of the scale we have achieved to date. In 2020 our customers completed approximately 31 million remittance transactions using Remitly. A majority of our active customers send money for non-discretionary needs multiple times per month, providing strong customer engagement and a reoccurring revenue stream with high visibility and predictability. We believe our customers consistently return to Remitly and use our services given our relentless focus on fostering trusted relationships from day one. The combination of our low acquisition costs, overall payback period of approximately 10 months, and high repeat transactions leads to attractive customer economics. For the customers acquired during the year ended December 31, 2019, the five-year LTV/CAC ratio was greater than 6.0x.
The chart below shows annual revenue contributions from customer cohorts acquired during a particular year ended December 31, and includes the revenue associated with those cohorts for each year thereafter. A customer is included in a particular cohort based on the year in which that customer first completes a transaction with us. The first year of each annual cohort is the smallest bar shown, as we add new customers throughout the year. As a result, revenue in the first full calendar year for an annual cohort on average grows more than 160% compared to the acquisition year. In subsequent years, cohorts typically retain over 90% of the revenue generated in the preceding year. We believe that this analysis supports our strategy of making the initial investments in order to build long-

term, trusted customer relationships, illustrates that our products and services continue to provide value to our customers on an ongoing basis, and demonstrates our ability to grow our business over time.
For the fiscal years ended December 31, 2019 and 2020, we generated revenue of $126.6 million and $257.0 million, respectively, representing year-over-year growth of approximately 103%. We incurred net losses of $51.4 million and $32.6 million, respectively, for those same years. For the six months ended June 30, 2020 and 2021, we generated revenue of $105.1 million and $202.1 million, respectively, representing year-over-year growth of approximately 92%. We incurred net losses of $21.1 million and $9.2 million, respectively, for those same periods.
Our Industry and Key Secular Trends In Our Favor
The personal financial services industry is one of the oldest, largest, and most critical markets in the world, touching everyone across the globe, and providing a means for buying, selling, saving, investing, and more. Until recently, the industry had experienced little innovation, and it continues to suffer from significant gaps in inclusion, leaving potentially millions of immigrants on the outside of the full protections and advantages of the formal financial system. Now with the rise of modern mobile technologies and the digitization of consumer products, we believe a fundamental shift is underway in how financial services are built for, available to, and accessed by consumers. Crucially, these services are able to offer inclusion to immigrants and others that previously were not welcomed by the formal financial system.
There are a number of important secular megatrends and market dynamics that are supporting our growth:
•The global immigrant community is large, growing and critically important. Currently, there are more than 280 million immigrants around the world, which has grown dramatically since 2000 when there were less than 180 million. One of the primary reasons people choose to emigrate is to pursue economic opportunities that will improve the lives and financial well-being of themselves and their families. This movement of people to higher income countries is fundamental to global economic development. For immigrants working and living abroad, remittances can be a critical lifeline for and a bridge to their families.
•Global money movement is complex. The cross-border remittance market is highly complex with a fragmented ecosystem of providers and disparate technologies, leading to significant inefficiency. In each jurisdiction, there are unique risk, compliance, and regulatory requirements to navigate and comply with. Global remittance networks are additionally required to operate at hyper-local levels on both the sender and recipient sides, with consumers demanding an array of pay-in and pay-out alternatives in both physical and digital formats. Disbursements and last mile delivery of funds require vast, sophisticated networks of tightly-integrated local partnerships.
•Legacy solutions are inadequate, inefficient, and inconvenient. Today the majority of cross-border money transfers are serviced by traditional offline channels, including banks and informal person-to-person transfer services. The large industry players primarily service senders who fund with cash, which requires an extensive network of brick-and-mortar locations and originating agents, and similarly vast infrastructure in receiving locations. This antiquated model has been plagued by the following problems:
◦Inconvenient offline experience, including limited store hours, long wait times, manual forms and sometimes unsafe locations, on both the send and receive sides;
◦Lack of transparency in transaction fees and exchange rates;
◦High transaction fees, which directly impact how much of the sent remittance is received;
◦Slow and delayed processes, especially for offline transactions in which the sender has to message the recipient with all of the details necessary for receiving the funds;
◦Poor customer service;
◦Lack of reliability, visibility and control; and
◦Fraud, data theft, and immigration enforcement targeting.
Traditional players have been slow to adapt to rapid technological shifts and changing consumer preferences for digital solutions and increased disbursement options, in part because they are saddled with fixed infrastructures that give them economic incentive not to adapt, creating an opportunity for new, disruptive market entrants.
•Digital offerings proliferate, resulting in better customer propositions. Digitization of financial products is increasing rapidly. The proliferation of smartphones globally provides financial service companies with a new point of connectivity to build a superior digital experience for their users. By offering users the freedom to instantly access financial services anytime and anywhere, digital solutions improve convenience and are often faster and less expensive than traditional services. Once these services shift online and customers experience the convenience, control, transparency and cost savings, they do not go back to legacy methods of sending money home. In addition, the use and acceptance of cryptocurrency is beginning to span multiple financial functions including as a medium of exchange for sending money around the world.
•Imperative to drive financial inclusion. Immigrants in many cases are not given equal access to appropriate, affordable, and timely financial services, including savings, credit, investment, and insurance products, among others. Inherent barriers to financial inclusion can include the lack of social security numbers, disparate treatment based on immigration status, inability to build credit histories, and the desire or necessity to avoid scrutiny due to fears of immigration enforcement. This unbanked or underbanked population is put at risk of having to forego financial services or potentially having to pay predatory rates in order to transact in ways that most people take for granted. Broader financial inclusion is critical for providing greater economic security and is also linked with stronger and more sustainable economic growth and development. Access to a wide range of financial products and services which are affordable, timely, and adequate is the core of financial inclusion.

Providing a Simple and Reliable Way of Sending Money on Your Phone with Our Mobile-Centric Suite of Products
Our journey began in digital cross-border remittances, and we have evolved to develop a portfolio of broader financial services. We designed and built a mobile-centric suite of products to address our customers’ discrete financial services needs, many of which are not met by legacy institutions.
Digital Cross-Border Remittances
We provide a digital cross-border remittance product that is accessible via our mobile app or the web—this is consistent with our philosophy to always meet our customers where they are. On June 30, 2021, over 85% of our customers engaged with us via our mobile app, shifting what traditionally required waiting in line to speak with an agent to the palm of their hands. Also as of June 30, 2021, our mobile app had a 4.9 iOS App Store rating with more than 450,000 reviewers and a 4.8 Android Google Play rating with more than 170,000 reviewers. Providing our customers with a convenient, easy, and safe mobile experience underpins our approach to product development, marketing, and customer success.
Seamless User Experience
We strive to make every interaction on our mobile app intuitive. We optimize for the entire customer experience by reducing friction from a customer’s first transaction on our platform to their most recent as a loyal Remitly customer.
New customers who have their information at hand can initiate a transaction in just minutes after setting up their account and adding their recipient’s information. Below are the key steps of a transaction from account log-in to transaction confirmation.
•Account set-up and log-in. Customers can quickly set up an account on our app by entering their relevant personal information and documentation in a way that is designed to be secure. They then link their choice of payment methods including their bank account, credit card or debit card, and certain alternative payment methods. We also employ biometric login to reduce ongoing password friction. Our customers enjoy increased security and a faster way to access their transactions.
•Choose the recipient. Our customers can send to an unlimited number of recipients, and adding new ones is easy. To add a new recipient, the customer simply fills in the key information necessary for them to receive funds. The recipient's details only need to be entered one time making repeat transactions quick and easy.
•Speed of delivery. In the vast majority of our customers’ transactions, after selecting their recipient, they have the flexibility to select the delivery speed, send amount, and payment method within the product.
•Delivery method. Our global network of partners allows us to offer a rich selection of digital delivery methods, including bank deposits and mobile wallets as well as traditional delivery methods such as cash pickup, where a recipient can conveniently collect the money sent at a nearby location using a picture ID and a transaction reference number. We also offer the convenience of home delivery in certain markets to further extend the accessibility of our customers’ recipients.
•Transaction confirmation. We provide peace of mind with our Perfect Delivery Promise which includes a projection of the exact date and time for delivery of funds. In addition, we believe we are the only scaled provider in the remittance market to provide a money back guarantee on timely delivery, a feature we are incredibly proud to stand behind. Both our customer and the recipient receive notifications at key stages of the transaction process including initiation and completion. Our customers also receive a transparent breakdown of their transaction costs.
Benefits for Our Customers
•Trusted and intuitive digital experience. Our digitally-native app is both easy to use and designed with security in mind. Customer onboarding and repeat logins are quick and easy, and we strive to keep customer data secure across log-in and transactions by leveraging multiple security layers. Our intuitive push notifications deliver real-time status updates and important reminders, keeping customers informed while providing peace of mind throughout the entire transaction process.
•Simple onboarding process. Our simple step-by-step onboarding flow was designed to minimize friction and ensure our customers have to enter their profile information only during their first transaction. Our electronic KYC, machine learning-based fraud scoring and payment authentication processes all take place in real-time to give our customers immediate feedback. When necessary, requests for additional information are designed to be intuitive and we offer in-app features to help automate document collection and identity verification. We also constantly evaluate and integrate new risk management tools to provide our immigrant customers with KYC and onboarding options that are tailored to their unique circumstances.
•Centralized portal for easy account management. MyRemitly is a one-stop hub for customers to manage their account and access a consolidated and detailed view of current and past transaction details. Customers can self-serve documentation requirements without contacting us. We also offer self-service amendments, giving our customers the flexibility to update recipient names, disbursement partners, etc. at any time. Additionally, we enable some customers to set up alerts when exchange rates reach their desired range, so that they can opportunistically send money at attractive rates.
•Best-in-class customer support. We offer contextual help, customized for a variety of scenarios that our customers may experience, which allows them to self-resolve issues on their own terms. Our in-app self-help center is a rich repository of information with Q&A informed by the needs of our customers over time. When live support is wanted or required, our app guides the customer through an intentional “help – chat – phone” journey. We believe that our multilingual 365x24x7 integrated in-app support combined with our agents and local partner relationships provides our customers with the quality and speed of service that we believe is unique to our customers.

Digital Banking Services
In 2020, we launched Passbook in partnership with Sunrise, a digital banking service available through a mobile app and uniquely designed for immigrants.
Passbook promotes financial access by giving our customers a new way to store, spend and send money in a manner that is secure and compliant. With Passbook, our customers have access to banking services that don’t require them to pay account or international transaction fees, and they can personalize their Visa debit cards. With tailored KYC and identity verification processes using our existing technology platform, they can sign up for a Passbook account in under ten minutes.
Since the launch of Passbook in February 2020, we have seen encouraging early adoption and we continue to build out our suite of offerings. While Passbook is still in early stages, we believe that, over time, we will be able to utilize the data and insights gathered from our remittance customers to tailor meaningful financial services for the needs of our immigrant customers, which will give us a broad access to shared revenue and fees from the bank partners to whom we market these financial services. We expect this will broaden our customers’ options for accessing financial services while also diversifying our revenue base across multiple products serving the same core customers. We also believe we will be able to drive marketing synergy with our remittance product enabling more efficient customer acquisition.
Conveniently Putting Money Safely in the Hands of Our Customers’ Families, Wherever They Are, by Relying on Our Global Network
Our global network of funding and disbursement partners is at the core of our business. Over the last decade, we have strategically expanded our network in existing corridors to provide our customers with increasing disbursement options and in new corridors as part of our expansion strategy. Our partners, including those that are among the most trusted and recognized brands around the world, create a broad and effective payment acceptance (pay-in) and payment delivery (pay-out) ecosystem for our customers:
•Payment acceptance. We have relationships with more than 15 top tier banks including Barclays, Chase, HSBC, and Wells Fargo, and leading global payment processors including a direct relationship with Visa. These relationships provide our customers an array of payment (or pay-in) options to fund remittances with a bank account, card-based payment, or alternative payment method.
We can accept and settle transfers from hundreds of millions of consumer bank accounts as well as Visa and MasterCard credit and debit cards in the 17 send countries we operate in today. As a digital service, we do not have sending agents who accept cash. We, in turn, do not incur costs or commissions associated with physical agent-based sending and funding.
•Payment delivery. We have access to over 3,500 global disbursement partners including major banks, cash pick-up and mobile wallet partners. These relationships provide our customers with choice of delivery and enable us to send funds within minutes, or even seconds, to more than 3.5 billion bank accounts, over 630 million mobile wallets and alternative payment methods, and over 355,000 cash pickup locations (including retail outlets and banks).
We select our disbursement partners based on our recipients’ preferences, quality of service, brand recognition, and co-branding opportunities. Our disbursement partners make us a trusted source of remittances because our customers are typically already familiar with their chosen disbursement partner and recipients feel comfortable receiving money where they regularly bank or shop. In addition, we only select disbursement partners that meet or exceed: (1) our geographic coverage goals in the markets in which they operate, (2) our robust compliance and regulatory requirements, and (3) our specific operating metrics such as credit worthiness and error rates.

Certain of our funding and disbursement partnerships are multi-faceted. For example, a bank can be a payment processor who helps Remitly facilitate payment acceptance, a settlement bank where Remitly deposits customer funds for payment delivery, or a corporate bank providing certain services such as treasury and cash management. In addition, we have redundancies built into our global network for our various partnerships
The map below illustrates the breadth of our global presence. Today, our customers primarily send money from the United States, Canada, the United Kingdom, other countries in Europe, and Australia. Our customers’ recipients are located in over 115 countries around the world; our largest receive countries include India, the Philippines, and Mexico.
Advantages of Our Global Network
The quality and diversity of our global network result in the following key advantages:
•Global reach. We believe the extensive reach and breadth of our global network provides us with a competitive advantage. Today, our network enables us to complete cross-border payments in over 1,700 corridors from 17 send countries to over 115 receive countries, in over 75 currencies.
•Local expertise. We designed our global network to leverage local relationships for access into some of the hardest-to-reach markets around the world and to serve the unique financial needs of diverse immigrant communities. We help our customers send money and their families receive money in the manner they prefer and to which they are individually or culturally accustomed.
•Control over the transaction lifecycle. Our ability to manage each transaction from pay-in to pay-out is made possible with our direct integrations to 100 partners around the globe. These direct integrations help drive faster availability of funds to our customers’ families, with more than 75% of total transactions in 2020 completed in less than one hour. Additionally, we have tools to reduce transaction declines or exceptions which help enhance conversion and facilitate faster processing. We can also optimize transaction routing for cost and risk and compliance management.
•Security focused and compliant. Our AI and machine learning-driven fraud detection and risk management engine is a foundational element that underpins our global network. We apply KYC and anti-money laundering standards that are tailored to meet local requirements of the jurisdictions where we operate with a focus on favoring options that reduce friction for immigrant populations. In addition, we leverage our in-depth knowledge of the markets in which we operate to execute tactically while complying with local licensing, compliance and regulatory requirements.
Remitly for Developers
In 2020, we began serving business customers with the launch of Remitly for Developers, our remittance-as-a-service offering that strategically leverages our custom-built global network and compliance and regulatory infrastructure. With Remitly for Developers, businesses and their developers can integrate this network and infrastructure into their existing applications and websites through our APIs. This enables them to offer digital cross-border remittances to their customers and introduce new digital banking solutions in emerging markets. For example, a business may utilize our Remitly for Developers service to send or receive payments utilizing the payment rails established by Remitly. We believe that Remitly for Developers will increase volume, transactions and revenue generated from the same network of global payment and disbursement partners developed to serve our core remittances business and that fees and FX markups paid by our customers for utilizing our network will lower the per transaction expense on such network (without additional marketing expense).
Creating Trusted and Personalized Experiences with Our Localization Expertise at Scale
What Does Localization Mean to Us?
Localization can mean many things. To us, it means speaking with our customers in their preferred language, reaching them through the media channels they frequent, and being culturally relevant throughout their journey.
While our business is global, we recognize the importance of a culturally relevant experience being delivered to our customers and their families in over 135 countries we serve. We strive to deliver marketing, product, and support experiences that connect with them in meaningful ways.
Why Does Localization Expertise Matter?
Our early success can, in part, be attributed to our localized approach within our initial corridors. As we have grown to over 1,700 corridors, we have found the appropriate balance of localization and scale by combining our customer-centric culture, investments in technology platforms, and data-driven decision making.
Our localization approach enables us to provide customers with a personalized experience that drives peace of mind – this experience and our focus on immigrant communities differentiates our brand. For the 14 languages we support in our marketing and product, we work to ensure that the customer experience – including messaging, promotions, payment methods, pricing, self-help content and more – is consistent and in their preferred language.
How Do We Localize At Scale?
Localized Marketing at Scale
We achieve localized marketing at scale through a blend of deep cultural insights, consistent branding, rigorous analytics, and sophisticated channel management. We do this efficiently through our proprietary marketing technology stack and multi-faceted targeting techniques. As a mobile-centric business, we have the ability to leverage native app capabilities such as language preference, geolocation, and communication preferences to tailor the customer experience and fine-tune programs like promotions, referral campaigns, and activation campaigns.
We continue to raise awareness of our brand and products through investments in brand and performance marketing, and organically through word-of-mouth referrals. Below are examples of our marketing content.

Brand Marketing
Our brand promise is to build “peace of mind” into everything we do. We believe our voice and tone is authentic and approachable. We strive to position Remitly as a human-focused brand in a category of transaction-focused competitors. While our brand is consistently delivered across all of our markets, we develop modular templates that enable us to customize language, imagery and symbols, and currencies to ensure local relevance. For example, we know that English works best for our customers sending to India but not for our customers sending to Latin America (we use Spanish or Portuguese). Our messaging leverages a combination of native-first language authoring and high accuracy language transcreation. We rely on our proprietary, flexible content management system to deliver this content at scale.

Performance Marketing
We utilize a highly-efficient, multi-channel marketing strategy that finds our customers where they live: in their communities, where they consume media, and through the referrals of people they trust. Our customers live in diverse communities and cities, mostly with large immigrant populations, and consume a combination of broad-based media (e.g., Facebook, Google) and content from their home countries. They also prefer to consume media in a mix of preferred and/or native languages.
We invest across the entire marketing funnel to ensure we drive awareness for our brand, while creating and capturing demand:
•At the top of the funnel, our Multicultural Media & Outreach team is focused on integrating our brand into targeted communities through community outreach programs, brand sponsorships, and targeted mass media such as streaming audio, local and/or TV broadcast from the receive country (e.g., The Filipino Channel, Telemicro, etc.), and connected/streaming TV. By connecting directly with immigrant communities, we learn about their specific customer pain points and expectations, and over time become a trusted brand within those communities.
•At the middle to the bottom of the funnel, digital marketing comprises the majority of our marketing investment and includes channels such as paid social, search, app campaigns, email marketing, app store optimization and more. The combination of machine-learning algorithms combined with scalable, modular creative strategies enable us to efficiently capture demand.
•We are able to further optimize customer acquisition through our custom promotions engine. We utilize promotional messaging in channels to drive customers to the most relevant of over 3,900 custom landing pages, where localized targeted offers are served to incentivize conversion. Our digital marketing program is highly scalable, enabling us to reach customers from all corridors Remitly serves.
Word-of-Mouth Referrals
Word-of-mouth is a key component to our growth and is driven by our strong customer satisfaction. We built a proprietary referral product that enables our customers to recommend Remitly to their friends and family members, with both the referrer and referee receiving promotions. Our community efforts, such as our free financial literacy classes, also drive word-of-mouth.
Localized Remittance Product at Scale
We strive to deliver an exceptional product experience for not just our customers (on the send side), but also for their families (on the receive side). For our customers, we localize the experience based on their preferred language, the receive country, and the specific payment options from the send country. Based on those factors, we also tailor promotional offers, delivery speeds, FX rates, payment options, and delivery method preferences. This means understanding local payment and pricing norms, as well as customer and recipient expectations, and incorporating them into our services and prices. Additionally, we have invested in innovative features such as simplified sending to a customer’s own overseas account, alerts when exchange rates are increasing, and the ability to schedule recurring transfers or send to charities for donation during times of crisis.
The illustrations below are examples of how we localize our remittance product on our app and in the app store.
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We have a global network of among the most trusted financial brands in our receive countries, including banks, mobile money accounts, cash pick up locations, and, in some countries, home delivery. We offer cash pick up at over 355,000 locations and can send funds to over 630 million mobile wallet accounts. Leveraging this network gives our customers and their recipients convenient and familiar options for where and how they can receive funds and our brand benefits from the trust and familiarity our customers feel for these providers.
We also invest in innovations and features to reduce friction in the recipient experience, such as cash pick-up locators and SMS or chat notifications at all points of the remittance.
Localized Customer Support at Scale
We deliver localized, and effective support and risk management to our customers around the world.
Our customer support team has a shared philosophy of protecting customers from fraud and abuse while solving customer issues with deep empathy. They are Remitly employees and the vast majority are trained in our risk systems and steeped in our customer-centric culture and values. Our team understands not only our customers but also our remittance product, systems, and processes. As a result, they are empowered and able to resolve customer issues smoothly and quickly. They deliver 24x7 local support through chat (in English, Spanish, or French) and via phone (in English or Spanish).
We have a rich self-help center in-app and on the web with solutions to most customer issues available in 14 languages. Approximately 50% of our customer service questions are handled via self-help and automation. We also serve customers via direct messaging in various social media channels (like Facebook and Twitter). In order to best localize our support experience, our service centers are located in certain key receive countries or countries with language capabilities that are relevant to our customers. Our in-house support teams who primarily specialize in customer protection and risk are in the Philippines, Nicaragua, and Ireland, and we have outsourced teams in several important receive countries.
Data-Driven Approach – Using Data To Better Serve Our Customers and Provide More Value
Leveraging data is at the core of how we grow our business, optimize our customer economics, and prioritize our investments. We possess a unique, rich data asset with over ten years of transaction data. We monitor metrics at each step of the customer journey and use this data to constantly improve the end-to-end customer experience.
Data-Driven Platform
We have built a data platform that fuels analytics and drives meaningful customer insights. This platform enables us to aggregate data from multiple sources, including customer interactions on our app and the entire transaction processing life cycle. In addition to a robust data platform, we have a “build-measure-iterate” mentality that further optimizes our customer experience. We test, learn and then automate insights at scale to react to changing market and customer dynamics. This enables us to optimize our marketing investment, pricing, promotions and product innovations.
Data-Driven Approach to Customer Acquisition
Establishing sustainable and attractive customer economics fuels our customer acquisition strategy. We manage our CAC to corridor-specific targets, which are based on customer lifetime value. We set our targets based on data that we collect in each corridor including market maturity and opportunity, market awareness of our brand, and the incremental CAC we are seeing in our marketing channels. As we improve customer lifetime value through product enhancements and changes to operating costs and pricing, we are able to invest more in marketing while maintaining our marketing efficiency.
Our test-and-learn strategy spans across all parts of the entire marketing funnel and all of our marketing channels. For established marketing programs, we utilize a channel-attribution methodology to inform investment decisions, incremental CAC, as well as channel mix. For our new channels, we test and evaluate creative, targeting, and promotional strategies using a rigorous analytics framework that allows us to track our learnings and ensure measurability.
Data-Driven Approach to Managing the Customer Experience
Removing friction and ensuring a smooth onboarding process are key pillars to acquiring new customers and ensuring they become loyal customers who refer others. We utilize machine learning and data science to identify areas of friction, provide fair and transparent corridor-specific pricing, and optimize our compliance process:
•Risk management. Risk management tailored to our immigrant demographic plays a central role in our onboarding process. We leverage newer KYC and diligence tools that provide less friction and sidelining of legitimate customers, who are often excluded by traditional services using less sophisticated methods. At the same time, our team continuously aims to optimize and improve our risk management platform and machine learning algorithms in order to accurately identify and stay one step ahead of bad actors, allowing our customers to feel peace of mind when using our product. The sophistication of our process also enables us to identify and cancel fraudulent transactions efficiently, and often in real-time, mitigating our exposure to fraud loss while minimizing the sidelining of our good customers.
•Pricing. We also utilize our dynamic, corridor-relevant pricing to ensure a successful customer experience and drive loyalty. We strive to set prices that deliver a great value to every single customer, while simultaneously accurately estimating our customer LTV. To achieve this, we incorporate corridor-specific customer behavior, competitor data, and market dynamics to manage prices through a proprietary pricing engine. Our pricing engine also utilizes machine learning algorithms to identify key pricing levers within each corridor, enabling nuanced prices at scale. This customer-first, tech-enabled, and data-driven approach to pricing allows us to quickly identify discrete customer use cases, the product features most valued by those customers, and then price them accordingly.
•Treasury. Our pricing is closely aligned with our robust treasury program, which minimizes our trading costs and mitigates currency risk, while ensuring that funds are delivered on time. The treasury program leverages a proprietary trading platform that incorporates advanced currency-level forecasting algorithms to estimate future demand and optimize our trading. The strong link between our treasury and pricing programs helps minimize the impact of currency volatility on our revenues and our customer experience.
•Customer support. While maintaining a high-level of multilingual customer support, we measure and set reduction goals for support contacts per transaction, and we analyze that data in detail to prioritize improvements to our policies and services. We also measure and continuously improve classic support metrics around quality and efficiency of digital (self-help, chatbot) and human support.
Data-Driven Approach to Customer Loyalty
We analyze our customer’s behavior from sign-up to first send to becoming a repeat customer. We manage customers by cohort including sign ups, active customers, inactive customers and lapsed customers to spot trends in behavior.
For corridors with lower performing product metrics (e.g., like order completion rate or second time transaction rate), we prioritize investments that drive better customer experience, which increases customer lifetime value and enables us to increase our marketing investment.
With actionable data informing improved engagement and retention, we see higher LTV, customer satisfaction, and organic growth rates that lead to higher marketing efficiency.
Our Technology Platform is at the Core of Everything We Do
Our technology platform powers our mobile-centric suite of products, enables us to localize our product and experiences, connects our global network, and drives our data-driven approach. Our technology platform, which includes a combination of internally developed and third-party solutions, was built to be scalable, extensible, and seamlessly integrated. Our technology unites critical front- and back-end functions into a single, vertically integrated stack. This allows us to provide a low-friction customer experience, efficiently operate the business, and maintain control over product development.
We utilize a cloud-hosted infrastructure which gives us cost and scale advantages. Everything is built with flexibility and configurability in mind, enabling our solutions to be dynamic as we continue to grow and expand into new geographies. We employ a Services Oriented Architecture to support fully decentralized, autonomous and high velocity engineering teams.

Enables Localization at Scale. From customer acquisition through the disbursement of funds, many corridors display unique behaviors to which we tailor our technology. For example:
•Our platform enables marketing strategies to be executed with high efficiency and quality. We can intelligently tailor over 3,900 mobile-optimized landing pages by location, language, and promotion. We also test new marketing strategies and roll them out with high velocity. We use a turnkey A/B experimentation system to test different packaging, pricing, merchandising and user experiences, which enables us to learn from customer behavior and iterate.
•We can dynamically respond to a rapidly changing environment. Through our sophisticated marketing technology stack, we can set up new experimental channels in less than one week and launch new languages in less than one month.
•Once onboarded, our customers interact with our mobile app and website which are built to flexibly overlay one of our 14 local languages through automated and scalable translations.
Highly Integrated Across the Transaction Lifecycle. We deliver simplicity for customers through a robust, scalable and flexible transaction engine that seamlessly integrates various functions across the transaction lifecycle. Our highly integrated platform enables interoperability of our strategic partners’ multiple technology systems, functions and services through the entire remittance transaction from pay-in to pay-out. Key capabilities include:
•Funding. Acquires funding via batch, instant and push payment methods.
•Pricing. Using revenue optimization machine learning models and analysis, presents the exchange rate, fees, and promotional merchandising across the transaction lifecycle, from upper funnel marketing pages through the send experience.
•Transaction processing. Orchestrates all system processes and functions into a single end-to-end payment flow.
•Disbursement. Distributes funds through a diverse set of disbursement methods including bank deposit, mobile wallet, cash pickup, and home delivery. This system supports numerous integration approaches from traditional data file exchange and batch processing, to real-time push and pull APIs, all with the goal of creating a consistent and seamless customer experience regardless of disbursement method or partner integration approach.

•Perfect Delivery Promise. Calculates the date and time of when the funds will be available to the recipient, a complex calculation done in real-time and made available to both our customer and their recipient. We provide a money back guarantee on timely delivery, a feature we are incredibly proud to stand behind.
•Enabling technology. Tightly integrates business operations processes across the customer journey to yield the best customer experience. Custom-built CRM solutions have use case specific workflows that are integrated with product delivery for seamless support at any stage of the transaction. Our treasury decision support system, supported by machine learning models, enables treasury operators to fund over 100 markets at scale ensuring a customer’s money is delivered reliably and on-time. Our custom-built ledger system enables fast and scalable reporting, including automated tracking and creation of ledger lines, losses, chargebacks / disputes, and financial-related transaction events.
Data-Driven Approach. All of our technology systems collect and manage data. We leverage this data to continuously test and iterate to optimize the customer experience and drive our various machine learning models.
•Marketing. We synthesize third-party analytics with Remitly website customer behavior to support channel-level spend optimization.
•Pricing and product. We use both internal and third-party licensed data to build and optimize our machine learning-based pricing models at scale across thousands of corridors. Using our proprietary A/B experimentation system, we execute, test, learn, and iterate cycles to improve our product offering, merchandising and customer experience.
•Fraud. We use internal data to build and optimize fraud machine learning models to detect fraudulent and illegitimate transactions. These models work in tandem with advanced user experience techniques including third-party step-up verification technologies and internally developed in-product mitigations to reduce friction while enhancing outcomes, identification and exclusion of illegitimate activity and fraud control.
•Treasury. We manage our FX inventory and risk across the globe on a daily basis through proprietary treasury decision support software that uses machine learning models that forecast demand and an integrated account management system bringing together hundreds of currency accounts.
Low-Friction Risk Mitigation.
•Advanced risk management system. The nature of our business subjects us to the ongoing risk of fraud and other illegitimate transactions, including, money laundering, scams and transactions subject to sanctions. To address these risks, we have advanced risk management and identity verification systems that both efficiently manage KYC and other compliance obligations and identify potential fraudulent transactions. Because of the efficiency of these systems we are able to maintain compliance while delivering a low-friction customer experience with low transaction loss rates.
Utilizing proprietary machine-learning algorithms and trusted third-party vendor software, our technology platform applies dynamic risk management measures by corridor that enable us to stay ahead of fraud and other types of unwanted activity. Additionally, we deliver a low-touch, risk-based KYC process including automated document upload and digital proof of account ownership. Our ongoing monitoring capability leverages multiple security layers, including third-party identity verification technologies and multi-factor authentication.
We believe our systems are scalable to meet future growth and are flexible and agile, which enable us to promptly respond to emerging fraud scenarios and changes in regulatory requirements. For example, with respect to new fraud risks, early warning systems trigger alarms when anomalous behavior appears, allowing us to shut down fraud attempts before they have an opportunity to scale. Alternatively, in the case of changing regulatory requirements, our policy engine allows us to dynamically configure KYC requirements. We continue to invest in our risk management capabilities including 24x7 expert human oversight to monitor transaction traffic and to spot evolving risks.
•Local and global regulatory compliance. We designed our technology platform to operate efficiently in a highly complex and changing regulatory environment.
We believe our technology and compliance expertise allows for a consistently low-friction customer experience, which new market entrants would likely find difficult to replicate. As we launch our services into new markets, we ensure that we have rigorously considered and tested compliance with local experts and regulators. In addition, we have high standards and apply a robust diligence process in selecting our global distribution partners, which allows us to leverage their local regulatory expertise.
Acquiring the U.S. federal, state and international regulatory approvals necessary to operate as a money transmitter is a time-consuming and capital-intensive process. We have developed disciplined controls and systems, powered by technology, to comply with the requirements of handling cross-border remittances. As a result, we are able to monitor money movement at every step of the process to both support our reporting obligations and keep our customers well informed of their transaction status, but also as a benefit to our customers.
Technology and Development Investment. We invest substantial time, energy, and resources to ensure we have a deep understanding of our customers’ needs, and we continually innovate to deliver value-added products and services through our platform. We therefore have significant resources dedicated to technology and development across multiple teams including product, engineering, customer research, design, analytics, compliance, marketing, and customer service. These teams are responsible for the design, development, and testing of our platform and services. We focus the majority of our investment on developing new functionality and further enhancing the usability, reliability, and performance of our platform and services.
Our Market Opportunity
We believe our addressable market is large, fragmented, underserved, and in the midst of being disrupted, while benefiting from powerful structural tailwinds. Based on estimates from the World Bank and the International Monetary Fund, the market for global money transfers was estimated to be approximately $1.5 trillion in total migrant remittance inflow volume in 2020 (including both approximately $702 billion in remittances in 2020 and $850 billion through informal channels), and has been growing at an approximately 4% CAGR over the past decade, with digital volumes significantly outpacing the rest of the market. In our core serviceable available market, remittance flows to developing countries reached $540 billion in 2020, according to the World Bank. To contextualize the size and importance of this market, according to the United Nations, global remittances are over two times larger than the amount of official development assistance (“ODA”).
As of June 30, 2021, we captured approximately 1% of the total migrant remittance inflow volume in this fragmented market. In addition, we believe we have a tremendous opportunity to significantly expand our total addressable market by leveraging our trusted brand and offer a broader set of financial services to today’s more than 280 million global immigrants and their families.
Our Long-Term Growth Strategy
Our strategy is designed to invest in our key strengths and create new opportunities that generate even greater value for our customers. The key elements of our strategy include:
•Gain share in existing corridors.
◦Grow our customer base. We plan on expanding our marketing efforts across existing corridors to increase brand awareness with customers and highlight the value of our products and services. We believe this will attract new customers to try Remitly. As we grow our customer base, we expect to benefit from increased operating leverage in the business and more data and insight to enhance our models.
◦Increase customer engagement and drive repeat use. The majority of our customers use our products and services multiple times per month. To further strengthen our customer relationships and brand loyalty, we will continue to enhance our products and services and develop new features to tailor and personalize our customers’ experiences. We will also continue to establish new disbursement partnerships and add new payment methods to enhance our cross-border payment remittance experience for current and potential customers in our existing corridors. We expect these initiatives will attract new customers and lead to larger and more frequent transactions across our growing customer base.
•Expand to new corridors and partner networks. While our global network spans across 1,700 corridors around the world, we have plans to increase our reach to thousands of additional corridors. We see an opportunity to generate value by expanding our remittance services, Passbook and Remitly For Developers more broadly in this way. We expect to leverage our data-driven approach to optimize our pricing, product features, marketing strategies, and customer economics as we expand and grow in these new geographies. Additionally, we expect to leverage our localization expertise and our technology platform to grow the number of disbursement, payment and other partners in our global network and increase the number of direct integrations with such partners.
•Continue expanding into broader financial services. We believe there is an enormous opportunity to create a more inclusive financial system that not only encompasses, but caters to the needs of immigrants. We believe that the insights we gain about immigrant customers through our data-driven platform will enable us to play an important role in developing products and services that meet this opportunity.
We will continue to invest in our platform, expanding our product and service offerings and our overall technological lead to actualize our opportunities in this area.
For example, our Passbook app started with deposit services, but we plan to build new products and features within the app in order to provide solutions to a broader array of our customers’ problems.
We will also continue to leverage our global network and infrastructure. We believe that empowering businesses to build on top of our leading distribution and compliance infrastructure, such as through Remitly For Developers, attracts a new set of potential customers and expands economic opportunities in developing markets.
•Pursue strategic partnerships and acquisitions. While our main growth strategy has historically been organic, we may selectively pursue strategic partnerships and acquisitions to accelerate our growth objectives or to enhance our competitive position within existing and new products and markets. For example, in March 2021, we extended our partnership with Visa3 and integration of Visa Direct within our global network, providing our customers with real-time4 cross-border payments options to more countries around the world.
Our Culture
Our customer-focused vision gives us purpose and motivates us to consistently think bigger, act more boldly, and deliver exceptional services for our customers. Our ability to deliver on our vision begins with our culture and values.
Since our first day, culture has been a foundational and highly intentional imperative – never an afterthought. Grounded in our customers first, our values are aspirational behaviors that we are each growing into and use as a
3   Visa Direct capability enabled through Remitly’s financial institution partner.
4   Actual fund availability depends on the receiving financial institution and region.

common language for feedback. Employee voice and engagement is a cornerstone to how we create a culture of belonging that allows everyone to be able to do their best work to deliver for our customers every day. This includes bi-annual engagement surveys, pulse surveys, feedback sessions, consistent leadership focus groups and 1:1s.
Our values are embedded into everything we do; they shape our culture, drive engagement, and act as a blueprint for how we get things done. Our founders took great care in defining Remitly’s “how” before ever executing on the “what”. Our values are living – they evolve as our customers’ needs evolve so we can continue delivering on promises to our customers. The one constant, and single most important of these values is customer centricity, which serves as our north star in all that we do. Our other core values fall broadly into three categories:
•Our purpose: Be joyful, aim for the stars, be an owner, hire and develop exceptional people, and don’t be afraid to fail;
•Building relationships: Lead authentically, act with integrity, be constructively direct, and be an empathetic partner; and
•Taking action: Have a bias for action, be data-driven, sweat the details, deliver on promises, and continuously improve.
These values influence our actions every day. They help us attract, inspire and retain a diverse, world-class team. We use them to coach and celebrate our teammates, including through the Remitly Founder’s Award that recognizes one Remitlian each quarter who champions and embodies our values. They are also a central aspect of our onboarding, performance management and development processes to ensure that employee growth enhances our distinct culture and produces customer-centric outcomes. Living up to our values builds customer trust, inspires employee engagement, and makes “Promises Delivered” our fundamental ethos and not merely a tagline.
Competition
We operate in a large and highly fragmented market. We have experienced and expect to continue to experience competition from a number of companies, including those who are well-established and may have greater resources, and those who may become meaningful competitors in the future. Our diverse array of competitors generally falls into the following categories:
•Incumbent providers with a scaled legacy platform. Traditional providers with large networks of brick-and-mortar locations and agents around the world that have been slow to adopt digital solutions.
•Traditional banks. Traditional bank networks that offer a wide variety of financial services, including international remittances, but have limited disbursement options.
•Digital-first cross-border payment providers. Digital-first providers of payments, money transfer and remittance products that aim to be convenient, transparent and affordable, with varying corridor-related focuses, such as developed-to-developing or developed-to-developed markets.
•Emerging players focused on broader financial services. Online-only banks, cryptocurrency players, and other emerging players typically offer a subset of the financial services offered by traditional banks, and generally place a greater emphasis on convenience and user experience. These players also typically rely on the global networks and regulatory and compliance infrastructure of certain digital-first cross border payment providers to offer remittances to their customers.
•Informal person-to-person channels. Bringing cash home when immigrants travel, trusting others to deliver cash back home, established networks of “IOUs” based on documentation or passwords, and other systems of trust-based cash transfers that evade tracking and regulation.

Digital-first companies are increasingly gaining market share from legacy providers and traditional banks. We believe that the principal competitive factors across experience, product, network and technology include:
•Experience:
◦A trusted relationship with customers and their families
◦A simple and convenient customer experience
◦Appealing to customers and their families on a hyper-local level
•Product:
◦Fair and transparent product pricing
◦Speed and certainty of transactions
◦Adjacent suite of digital-first financial services
◦Global and local customer service
•Network:
◦Breadth of global network, including a vast array of easy-to-access disbursement options
◦Ability to accept alternative payment methods
•Technology:
◦Technological differentiation through service availability, performance, scalability, and reliability
◦Efficient fraud, compliance, and regulatory management
◦Ability to innovate
By focusing on the unique needs of immigrants and having a relentless customer focus, we believe that we have built a differentiated and compelling value proposition, and that we compete favorably on the basis of these factors.
Relationships with Third Parties
We have relationships with various third parties and utilize their technology systems, functions and services through the entire remittance transaction from pay-in to pay-out. On the pay-in stage, we partner with payment processors and financial institutions through our platform so our customers can initiate a transaction through our application and get their funds processed and converted into the recipient’s currency. The agreements with our payment processors and financial institutions contain customary terms and conditions for our industry, including licenses to use the relevant intellectual property, renewable terms of agreement, service commitments, publicity rights and indemnification provisions, as well as standard bank practices, as applicable. Between the pay-in and pay-out steps of the transaction, we also use various third party partners to run various KYC, risk and compliance processes. The agreements with our third party risk and compliance vendors contain customary terms and conditions for our industry, including licenses to use the relevant intellectual property, renewable terms of agreement, service commitments, minimum commitments and indemnification provisions. On the pay-out stage, we leverage disbursement partners and aggregators’ systems to disburse funds to the recipients. The agreements with our disbursement and payment partners contain customary terms and conditions for our industry, including licenses to use the relevant intellectual property, renewable terms of agreement, service commitments, publicity and marketing rights, compliance with applicable regulations and indemnification provisions.

Regulatory Environment
Our business is subject to a wide range of federal, state, and international laws and regulations in the jurisdictions in which we operate and conduct our activities, including (1) the jurisdictions from which our customers initiate transactions, the majority of which are located in the United States, Canada, EEA and the United Kingdom and/or (2) the jurisdictions in which recipients receive disbursements, the majority of which are located in Mexico, the Philippines, India and other developing countries. These include strict legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud, data use, theft and misappropriation and other illicit activity. They also include laws and regulations regarding money transmission licensing, financial services, consumer disclosure and protection, foreign exchange, currency controls, unclaimed property, privacy, and cyber security. Because these laws and regulations are complex, extensive, varied across jurisdictions, and subject to frequent change, we are subject to a number of risks associated with ongoing regulatory compliance. For more information, see the section titled “Risk Factors—Legal and Compliance Risks.”
The description of a subset of these laws and regulations that follows is designed to be a summary and is not exhaustive. We have developed and implemented a compliance program, including our anti-money laundering program, comprised of policies and procedures that are designed to comply with such laws and regulations as they apply to our business. We also monitor these areas closely to continue to adapt our business practices and strategies to help us comply with current and evolving laws and regulations.
Anti-Money Laundering. In the United States, our business is subject to anti-money laundering laws and regulations, including the Bank Secrecy Act (“BSA”), as amended by the USA PATRIOT Act of 2001, as well as similar state laws and regulations. The BSA, among other things, requires companies engaged in money transmission to develop and maintain risk-based anti-money laundering programs, report suspicious activity, and collect and maintain personal information about consumers and all transaction records. These requirements may also apply to our distribution partners and sub-partners. Furthermore, the U.S. Department of the Treasury has interpreted the BSA to require money transmission companies to conduct due diligence and risk-based monitoring of their distribution partners.
Similar anti-money laundering laws and regulations apply to our business internationally, including in the countries where we are licensed: Canada, Ireland, the United Kingdom, Australia, and Singapore. As a cross-border remittance platform, our business includes the facilitation, through our global bank and partner network, of the acceptance and/or payout of funds. As such, we are subject to anti-money laundering laws, rules, regulations, policies and legal interpretations in the markets in which we operate. These include laws and regulations to detect and prevent money laundering and terrorist financing, including obligations to collect and maintain information about our users, recordkeeping, reporting and due diligence, and supervision of agents and subagents similar to, and in some cases exceeding, those required under the BSA. We are also, to a lesser extent, impacted by laws and regulations in the other countries in which our disbursement partners operate.
Compliance with anti-money laundering laws and regulations continues to be a focus of regulatory attention, with recent settlement agreements being reached with money transmitters and several large financial institutions. These regulations vary widely across jurisdictions, are highly complex, and are constantly evolving. We continuously monitor our compliance with these regulations and implement policies and procedures in each relevant jurisdiction to adapt our services to current and evolving legal requirements. As a money services business, we maintain a stringent anti-money laundering compliance program that includes internal policies and controls, designation of anti-money laundering compliance officers for each of our regulated subsidiaries, ongoing employee training and monitoring programs, and annual independent reviews.
Sanctions. Our business must also comply with economic and trade sanctions programs administered by the OFAC in the United States and by other sanctions authorities in those jurisdictions in which we operate. These laws and regulations prohibit or restrict transactions in, to or from certain countries, regions or governments, as well as with certain individuals and entities such as traffickers in illegal goods or services, terrorists and terrorist organizations. We have implemented policies, procedures and internal controls that are designed to comply with these economic and trade sanctions programs. These measures include, without limitation, screening certain transactions and customer information against OFAC and other international government watch-lists, blocking funds of OFAC’s list of Specially Designated Nationals and Blocked Persons (“SDNs”) and other persons and entities designated as prohibited persons by international sanctions authorities, including the United States Security Council, the European Union, Her Majesty’s Treasury, and other relevant sanctions authorities, and preparing and submitting blocking and other reports as required by relevant authorities.
Anti-Bribery. We are subject to regulations imposed by the Foreign Corrupt Practices Act (“FCPA”) in the United States, the U.K. Bribery Act in the United Kingdom and similar laws in the other jurisdictions in which we or our disbursement partners operate, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of influencing official action or otherwise gaining an unfair business advantage, such as obtaining or retaining business. We maintain a compliance program designed to ensure our compliance with applicable anti-bribery laws and regulations.
Money Transmission and Stored Value Licensing or Registration. We are subject to licensing and registration requirements in relation to our money transmission and stored value issuance activities on a state by state and federal basis in the United States and in almost every other jurisdiction from which our customers initiate transactions, including the United States, Canada, the EEA, the United Kingdom, Australia, and Singapore.
In the United States, we hold licenses to operate as a money transmitter (or its equivalent) in 48 states where such licenses are required, as well as in the District of Columbia. As a licensed money transmitter, we are subject to, among other requirements, restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, minimum net worth requirements, customer disclosure requirements, regulatory approval of directors and senior management of the licensed entity, anti-money laundering and sanctions compliance, cybersecurity program requirements, and examination by state regulatory agencies. There are also different shareholding thresholds (as low as 10% or more of the total equity in us) that may require a shareholder to obtain regulatory approval prior to exceeding such thresholds in connection with certain licenses we hold in the United States.
Outside the United States, our money transmission business is subject to some form of regulation in almost all of the countries and territories in which we offer those services. We are licensed or registered as a money transmitter in key jurisdictions including Canada, the EEA, the United Kingdom, Australia, and Singapore. In Canada, we are licensed by the Financial Transactions and Reports Analysis Centre of Canada. In the EEA, we are licensed as a payment institution by the Central Bank of Ireland under the Second E.U. Payment Services Directive E.U. 2015/2366 and local implementing regulations. In the United Kingdom, we are licensed as an Authorised Payments Institution by the Financial Conduct Authority. In Australia, we are registered as a Remittance Services Provider by the Australian Transaction Reports and Analysis Centre. In Singapore, we are licensed by the Monetary Authority of Singapore as a Major Payment Institution. This list is not exhaustive, as there are numerous other regulatory agencies that may assert jurisdiction over our international business activities.
Under these licensing regimes and associated regulations and supervision, we are subject to requirements such as capital and safeguarding rules, certain consumer protection requirements, IT, and operational security risk management requirements, outsourcing oversight requirements, and periodic regulatory examinations. In certain countries, we are able to serve our customers through the use of disbursement partners instead of obtaining our own license. These entities are typically locally licensed businesses or regulated banks whom we believe are compliant with local laws. The laws and regulations applicable to our business in any given jurisdiction are extensive, complex, frequently changing, increasing in scope, and may impose overlapping and/or conflicting requirements or obligations.

Unclaimed Property. We must also comply with unclaimed property laws in the United States and in other countries where we or our disbursement partners operate. These laws require us to remit to certain government authorities the property of others held by us that has been unclaimed for a specified period of time, such as unpaid money transfers. We hold property subject to unclaimed property laws and we have an ongoing program designed to help us comply with these laws. We are subject to audits with regard to our escheatment practices.
Consumer Disclosure and Consumer Protection. We are subject to laws, regulations and disclosure requirements relating to consumer protection in the United States and other jurisdictions in which we have operations. In the U.S., the CFPB implements, examines compliance with, and enforces federal consumer protection laws governing financial products and services, including the Remittance Transfer Rule. The Remittance Transfer Rule requirements include (1) a disclosure requirement to provide consumers sending funds internationally from the United States enhanced pre-transaction written disclosures; (2) an obligation to resolve certain errors, including errors that may be outside our control; and (3) an obligation to cancel transactions that have not been completed at a customer’s request. As a larger participant in the market for international money transfers, the CFPB has direct supervisory authority over our business. In addition, under the Dodd-Frank Act, it is unlawful for any provider of consumer financial products or services to engage in unfair, deceptive or abusive acts or practices. The CFPB has substantial rule-making and enforcement authority to prevent unfair, deceptive or abusive acts or practices in connection with any transaction with a consumer for a financial product or service.
In addition, various jurisdictions in which we operate have consumer protection laws and regulations, and numerous governmental agencies are tasked with enforcing those laws and regulations. Consumer protection principles continue to evolve globally, and new or enhanced consumer protection laws and regulations may be adopted. As the scope of consumer protection laws and regulations change, we may experience increased costs to comply and other adverse effects to our business.
Indirect Regulatory Requirements. As a marketing agent for Sunrise for Passbook, a debit card-linked demand deposit account service offered and issued by Sunrise, we are indirectly subject to the oversight of the banking regulators of Sunrise and responsible for implementing certain aspects of Sunrise's anti-money laundering program with respect to the Passbook service. We are also subject to U.S. state banking law that prohibits non-banks, including state-licensed money transmitters, from holding themselves out as banks, providing banking services, or marketing, advertising, or soliciting customers in any manner suggesting that we are a bank or engaged in banking services.
Certain of our Remitly For Developers customers may be subject to various regulations and compliance obligations, including those that relate to cryptocurrency, that do not apply directly to us but impact the services that we provide to our customers. In addition, based on our relationships with our disbursement partners, we are, or may be, subject to indirect regulation and examination by our disbursement partners' regulators.
Intellectual Property
Intellectual property and proprietary rights are important to the success of our business. We rely on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish, maintain and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. However, these laws, agreements, and procedures provide only limited protection.
As of June 30, 2021, we owned six U.S. registered trademarks, three pending U.S. trademark applications, 56 foreign registered trademarks and 67 pending foreign trademark applications covering the mark REMITLY, our collapsed Clasped Hand logo, REMITLY (+ Clasped Hand Logo), PASSBOOK BY REMITLY, and Hui Mei Yi (Remitly in Chinese characters). We are pursuing additional trademark registrations to the extent we believe it would be beneficial and cost effective. Additionally, we own common law trademark rights in the above-referenced marks as well as the REMITLY PROMISES DELIVERED (+ Clasped Hand Logo) and PASSBOOK BY REMITLY

(+ Clasped Hand Logo) mark in the United States and certain other jurisdictions where common law rights are recognized. We also own several domain names, including www.remitly.com.
We monitor our trademarks and service marks through watch services which notify us when applications for potentially conflicting marks have been filed in the United States and in other jurisdictions. We also enforce our trademarks, service marks, trade names and domain names against infringing third-party trademarks, trade names and domain names by sending cease and desist letters, filing complaints, and commencing administrative, and other legal proceedings in the United States and various other jurisdictions. Although we take steps to protect our trademarks, service marks, trade names and domain names, we cannot be certain that the steps we have taken will be sufficient to prevent others from using or seeking to register our trademarks, service marks, trade names and domain names. For example, rights in common law trademarks are generally limited to the geographic region in which the trademark is used. Also, owners of common law trademark rights in the United States are not entitled to the same remedies that are available to owners of federally registered trademarks. Additionally, although we take steps to protect our other intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any administrative or legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.
We also rely upon the incorporation of a substantial amount of intellectual property licensed from third parties, including under certain open source licenses, to deliver our product offerings. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.
Although we rely on intellectual property and proprietary rights, including copyrights, trademarks, service marks, trade names, licenses and trade secrets, as well as contractual protections, in our business, we also seek to preserve the integrity and confidentiality of our intellectual property and proprietary rights through appropriate technological restrictions, such as physical and electronic security measures. It is also our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. The contractual provisions that we enter into with employees, consultants, disbursement partners, vendors, and customers, however, may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. We also cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology or that our invention assignment agreements will be self-executing.
See the section titled “Risk Factors—Intellectual Property, Technology, Privacy and Security Risks” for a more comprehensive description of risks related to our intellectual property and proprietary rights.
Privacy and Cybersecurity
We collect and use, receive, store, transmit, disclose, use and process a wide variety of data and information (including personal information and sensitive personal information) for various purposes in our business, including managing KYC, transaction monitoring and money laundering risks, ensuring service levels and providing features and functionalities in our services. This aspect of our business, including the collection, use, receipt, storage, transmission, processing, disclosure, and protection of personal information and sensitive personal information we acquire in connection with the use of our services, is subject to numerous industry standards, laws, rules and regulations in the United States and globally. Regulation and proposed regulation in this area has increased significantly in recent years and is expected to continue to do so.
In addition to numerous privacy and data protection laws already in place, U.S. states are increasingly adopting laws imposing comprehensive privacy and data protection obligations, which may be more stringent, broader in scope, or offer greater individual rights, with respect to sensitive and personal information than foreign, federal, or other state laws, and such laws may differ from or conflict with each other. Non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions and exceptions, so long as the person does not affirmatively “opt-out” of the collection or use of such data.
For example, the CCPA, which became operative on January 1, 2020, gives California residents new rights to access and require deletion of their personal data, opt out of certain personal data sharing, and receive detailed information about how their personal data is processed. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that result in the loss of personal data, as discussed above. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CPRA, which will go into effect in 2023, imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain personal data and creating a new state agency to oversee implementation and enforcement efforts. The CCPA and CPRA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal data, on our financial condition, and on our operating results. Certain other state laws impose similar privacy obligations, and all 50 states have data security breach notification laws including obligations to provide notification of security breaches of computer databases that contain personal information in certain circumstances to affected individuals, state officers and others. Additionally, the CCPA and other new state privacy and cybersecurity regulations, such as those in New York, Nevada, Connecticut, Virginia, Massachusetts, and Colorado have prompted a number of proposals for new federal and state-level privacy legislation, such as in Maryland, New York, and others. If passed, these new laws could add additional complexity, impact our business strategies and the availability of previously useful data, increase our potential liability, increase our compliance costs, require changes in business practices and policies and adversely affect our business. Moreover, as a result of our marketing activities, we may also be subject to applicable marketing privacy laws, including the CAN-SPAM Act of 2003 and the Telephone Consumer Protection Act of 1991.
The GLBA (along with its implementing regulations) restricts certain collection, processing, storage, use, and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines.
Internationally, many countries have established their own data privacy and security legal framework with which we, our customers and/or partners may need to comply. For example, in Europe, the GDPR took effect on May 25, 2018 and contains numerous requirements and changes from previously existing European law, including more robust obligations on data controllers and processors and more fulsome documentation requirements for data protection compliance programs by companies. As a result of our presence in Europe and our service offering in the European Union, we are subject to the GDPR, which imposes stringent data protection and cybersecurity requirements, and could increase the risk of non-compliance and the costs of providing our services in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). Such penalties are in addition to any civil litigation claims by customers and data subjects. We may also face civil claims including representative actions and other class action-type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to a “third country,” including the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.
On July 16, 2020, the Court of Justice of the European Union, (“CJEU”), invalidated the European Union-United States, or E.U.-U.S., Privacy Shield (“Privacy Shield”) (under which personal data could be transferred from the European Union to U.S. entities that had self-certified under the Privacy Shield scheme) on the grounds that the Privacy Shield failed to offer adequate protections to E.U. personal data transferred to the United States. In addition, while the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case by case basis considering the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The use of standard contractual clauses for the transfer of personal data specifically to the United States remains under review by a number of European data protection supervisory authorities, along with those of some other E.U. member states. German and Irish supervisory authorities have indicated, and enforced in recent rulings, that the standard contractual clauses alone provide inadequate protection for E.U.-U.S. data transfers. On August 10, 2020, the U.S. Department of Commerce and the European Commission announced new discussions to evaluate the potential for an enhanced E.U.-U.S. Privacy Shield framework to comply with the July 16 judgment of the CJEU. Further, the European Commission published new versions of the standard contractual clauses for comment. The final version of the new standard contractual clauses was implemented on June 4, 2021, which became effective on June 27, 2021, and it significantly differs from the prior standard contractual clauses, imposing on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. The CJEU’s decision, along with the subsequent guidance issued by the European Data Protection Board on November 11, 2020, and recent statements by E.U. supervisory authorities, and the new versions of the standard contractual clauses, have led to uncertainty regarding the legality of E.U.-U.S. data flows in general and those conducted under the Privacy Shield in particular. We rely on the standard contractual clauses for intercompany data transfers from the European Union to the United States. Additionally, certain countries have passed or are considering passing laws requiring data localization, which could increase the cost and complexity of delivering our services and operating our business. As supervisory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.
There are a number of pending legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We expect that our efforts to comply with the GDPR, CCPA, CPRA and other regulatory and legislative requirements will require substantial investments, including investments in compliance processes and technical infrastructure. In addition, some countries are considering or have passed legislation implementing cybersecurity requirements, including requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.
Additionally, the GLBA (along with its implementing regulations) restricts certain collection processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines.

Additionally, the United Kingdom implemented the Data Protection Act 2018 (“Data Protection Act”), effective in May 2018 and statutorily amended in 2019, that contains provisions, including its own derogations, for how the GDPR is applied in the United Kingdom. Since December 31, 2020 (the day the transitional period following Brexit expired), we have been required to comply with both the GDPR and the Data Protection Act, with each regime having the ability to fine up to the greater of €20 million (£17 million) or 4% of global revenues. The relationship between the United Kingdom and the European Union remains uncertain. It is unclear how data transfers between the United Kingdom and the European Union and other jurisdictions will be treated, and the role of the United Kingdom’s supervisory authority is also unclear. In February 2021, the European Commission proposed to issue the United Kingdom with an “adequacy” decision to facilitate the continued free flow of personal data from E.U. member states to the United Kingdom; however, this decision is subject to the review and/or approval of the European Data Protection Board and a Committee composed of the representatives of the E.U. member states. In the meantime, the United Kingdom remains a "third country" for the purposes of data transfers from the European Union to the United Kingdom following the expiration of the four to six-month personal data transfer grace period (from January 1, 2021) set out in the E.U. and U.K. Trade and Cooperation Agreement, unless the adequacy decision is adopted in favor of the United Kingdom. These changes will lead to additional costs as we try to ensure compliance with new privacy legislation and will increase our overall risk exposure.
Financial technology companies such as us are prone to cyber-attacks by third parties seeking unauthorized access to our data or to disrupt our ability to provide access to our products and services. Any failure by us to prevent or mitigate security breaches and improper access to or disclosure of our data, including personal information, content, or payment information from consumers, could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (predominantly phishing attacks), vendor errors, and general hacking have become more prevalent in the industry, have occurred on our systems in the past, and will occur on our systems in the future. We regularly encounter attempts to create false or undesirable accounts or take other actions on its platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Cyber-attacks may cause interruptions to our platform, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect company data or the information that we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve.
In addition, third parties may attempt to fraudulently induce employees to disclose information in order to gain access to our data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. We are engaged in ongoing privacy and cybersecurity compliance and oversight efforts, including in connection with the requirements of privacy and cybersecurity laws, and other industry standards, and regulatory and legislative requirements. Many of these laws and regulations are subject to change and uncertain and inconsistent interpretation and enforcement, and may conflict with one another, other requirements or obligations, or practices of the features of our services. This could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business, operating results, and financial condition.
For additional information about our privacy, cybersecurity and associated risks, see the section titled “Risk Factors—Intellectual Property, Technology, Privacy and Security Risks.”
Our People
Our Team. As of June 30, 2021, we had approximately 1,600 full-time equivalent employees either working out of our headquarters in Seattle, Washington, at one of our six other office locations around the world, or remotely.

Our focus on our employees has been further heightened in light of the challenges brought on by the COVID-19 pandemic. We announced in March 2020 that most of our employees would have the flexibility to work from home during the COVID-19 pandemic. We expect that an increasing portion of employees will return to working from our offices over the next several months subject to international and U.S. federal, state and local guidelines, and we will also support others working from home on a permanent basis. None of our team members are represented by a labor union or are covered by a collective bargaining agreement. We believe the positive relationship between our customers, our team members and our mission-oriented culture differentiates us and is a key driver of our business success.
Diversity, Equity, and Inclusion. Diversity, Equity and Inclusion (“DEI”) is deeply rooted in our purpose and mission at Remitly. Our focus every day is to tirelessly deliver for our customers, many of whom may be underrepresented in the countries they've migrated to and have historically been left out of traditional financial systems. Effectively serving millions of customers sending money home to their families in over 115 different countries requires teams of committed individuals who demonstrate a deep level of empathy, genuine curiosity, value varied lived experiences, perspectives and backgrounds and appreciate the different ways we all think, process, present, and operate. Remitly’s working environment and culture are designed to unlock our employees’ best thinking and inspire impact from our diverse teams. All of this is made clear by the way we live our cultural values, as we engage with each other, our customers and the immigrant communities we serve all over the world.
To ensure we create an inclusive culture that embraces the diversity of our employees, we have invested in resources and created programs that encourage continuous learning and constructive dialogue at all levels of our organization, such as executive members co-hosting multiple DEI monthly meetings with our DEI Director; creating working groups of senior leaders, managers, and individual contributors focused on improving policies and practices to improve employee development, belonging and hiring; supporting 11 employee resource groups; requiring inclusive interview training; and investing in tools that deliver weekly DEI-related learning content to employees.
Training and Development. We encourage our employees to aim high and continuously improve not only on the products and services we tirelessly deliver to our customers, but also investing in themselves. We provide our employees with ongoing professional development, educational resources and leadership opportunities, including eight hours per employee per month for self-directed learning, reimbursements for continued education and conference attendance, access to online educational content, mentorship programs, lunch and learn programming, reimbursed travel to our corridor countries, and customer empathy programs and workshops.
Benefits and Compensation. We offer market-competitive compensation and benefits to attract and retain employees for the long-term. Equity ownership is a key element of our total compensation program, allowing employees to share in our successes and aligning their interests with our long-term goals. We believe that providing employees with equity ownership in our company is fundamental to employees feeling valued, engaged, and recognized for their contributions to our company and our mission. We award promotions and performance equity grants based on an employee’s customer and business impact and their demonstration of our values, aligned to market data. We benchmark our employee compensation with external sources and internally inspect for pay parity twice yearly during performance cycles to ensure fair and equitable pay.
We strive to provide comprehensive benefits and services that help meet the unique needs of our employees, including benefits such as medical, dental, and vision insurance, a health savings account with company contribution, family and medical leave, flexible work schedules, paid holidays and flexible vacation, as well as mental health services access to coaching and counseling support, and pet insurance. We sponsor a 401(k) plan that includes a discretionary matching contribution and offer financial coaching through a third-party provider.
Employee Wellness. Employee safety and well-being is paramount to us ever more so than in 2020 in light of the COVID-19 pandemic. We provide productivity and collaboration tools and resources for employees working remotely, including training and toolkits to help leaders effectively lead and manage remote teams. In addition to expanding our mental health benefits, we also created informal routines that include Wellness Wednesdays and virtual Kitchen Conversations to promote employee connection and wellness through the pandemic. We also provided stipends and a virtual ergonomic assessment program to help employees set up home workspaces. For parents with school age children, we provided a teacher coach who offered office hours and tips for teaching at home during a pandemic. And, we temporarily instituted 3-4 day weekends once per month to give our employees an opportunity to rest and recharge during the pandemic.
Corporate Philanthropy
Our focus on serving immigrant communities extends beyond our services.
We have subscribed to the Pledge 1% campaign, which publicly acknowledges our intent to give back and increase social impact, in order to sustainably fund a portion of our corporate social responsibility goals and further our mission to expand financial inclusion for immigrants. As such, in July 2021, our board of directors approved the reservation of up to 1,819,609 shares of our common stock (which was approximately 1.0% of our fully-diluted capitalization as of June 30, 2021) that we may issue to or for the benefit of a 501(c)(3) nonprofit foundation or a similar charitable organization pursuant to our Pledge 1% commitment in equal installments over ten years. On September 10, 2021, we executed the stock donation agreement, pursuant to which we will issue 181,961 shares as the first installment of our Pledge 1% commitment to Remitly Philanthropy Fund, a donor advised fund that will be administered on our behalf by Rockefeller Philanthropy Advisors, Inc., on the day after consummation of this offering. We also have a multifaceted social good program that aligns with our partnership with Pledge 1%. This includes:
•Funding
◦Corporate Giving. We have funded over $500,000 in financial assistance through our Remitly Scholars Program that helps students at the University of the Philippines pay for school fees, books, food, school supplies and other resources they might need to successfully graduate from college.
◦Employee Giving. In the past year, our employees and we (through matching) have collectively donated nearly $100,000 to support immigrant communities impacted by the COVID-19 pandemic globally and anti-racist movements that have supported Black, Asian and Latino communities in the United States.
•Product Deployment. When natural disasters hit, especially in the global south where many of our customers' families reside, we support our customers who need to send money home quickly by providing fee waivers so more of their remittances can be deployed to address immediate needs.
•Volunteering. In 2020, we focused on virtual volunteering and engagement and delivered several Employee Action Guides that provide resources for employees to volunteer virtually or engage safely in-person. The Action Guides also provide employees with self-paced learning and mental health resources that can be shared with their online and offline networks.
•Civic Engagement. In addition to volunteering, we encourage our employees to use their voice through learning about the civic process, register to vote and learn about how to engage with community leaders to influence change. We host several workshops to help employees learn about civic engagement and community issues.
Facilities
Our corporate headquarters are located in Seattle, Washington, where we occupy facilities totaling approximately 37,703 square feet under a lease that expires in December 2022. We use these facilities for administration, finance, legal, human resources, IT, marketing software engineering, and customer success.

We maintain other leased facilities throughout the world. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
Legal and Regulatory Proceedings
From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including patent, privacy, cybersecurity, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal or regulatory proceedings that we believe to be material to our business or financial condition. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
Executive Officers, Key Employees, and Directors
The following table provides information regarding our executive officers, key employees, and directors as of June 30, 2021 (unless otherwise indicated):

Name	Age	Position(s)
Executive Officers:
Matthew Oppenheimer	38	President, Chief Executive Officer, and Director
Joshua Hug	42	Chief Operating Officer and Director
Susanna Morgan	52	Chief Financial Officer
Key Employees:
Vishal Ghotge	42	Executive Vice President, North America
Robert Kaskel	48	Executive Vice President, People
Karim Meghji	53	Chief Technology Officer
Robert Singer	50	Chief Marketing Officer
Saema Somalya	44	General Counsel and Secretary
René Yoakum	62	Chief Customer and People Officer
Non-Employee Directors:
William Bryant (2)	63	Director
Bora Chung (3)	48	Director
Laurent Le Moal	50	Director
Nigel Morris(1)*	63	Director
Phillip Riese (3)	71	Director
Ron Shah (1)(3)	38	Director
Margaret M. Smyth (2)	57	Director
Charles Stonecipher (2)	60	Director
__________________
(1)Member of the nominating and governance committee.
(2)Member of the audit and risk committee.
(3)Member of the talent and compensation committee.
*Mr. Morris was appointed to our board of directors in July 2021.
Executive Officers
Matthew Oppenheimer co-founded our company in 2011 and serves as our Chief Executive Officer and a member of our board of directors. Prior to co-founding Remitly, Mr. Oppenheimer worked for Barclays plc, a multinational bank and financial services company, from August 2009 to May 2011. Mr. Oppenheimer currently serves on the board of directors of BECU, a credit union. Mr. Oppenheimer holds an M.B.A. from Harvard Business School and a B.A. in Psychology from Dartmouth College. We believe that Mr. Oppenheimer is qualified to serve on our board of directors because of his banking industry experience and his service and experience as our co-founder and Chief Executive Officer.
Joshua Hug co-founded our company in 2011 and has served as our Chief Operating Officer since October 2016 and as a member of our board of directors since November 2011. Mr. Hug previously served as our Chief Product Officer from November 2011 to October 2016. Prior to co-founding Remitly, Mr. Hug led Shelfari at Amazon.com, Inc., a multinational technology company, from August 2008 to October 2011. Mr. Hug co-founded Shelfari, a private social cataloging website, and served as its Chief Executive Officer from May 2006 to August 2008 prior to its acquisition by Amazon. Mr. Hug holds a B.S. in Computer Science and B.A. in Mathematics from

Whitworth University. We believe that Mr. Hug is qualified to serve on our board of directors because of his deep product and industry experience and his service and experience as our co-founder and Chief Operating Officer.
Susanna Morgan has served as our Chief Financial Officer since August 2018. Ms. Morgan previously served as the SVP, Finance and Investor Relations at Apptio, Inc., a SaaS provider of technology business management solutions, from July 2015 to August 2018. Prior to that, Ms. Morgan served as SVP of Finance at Concur Technologies, Inc., a travel and expense software company, from May 2013 to June 2015, and as SVP at Vertafore, Inc., an insurance technology provider, from July 2007 to September 2012. Ms. Morgan previously served in Corporate Development leadership roles at Charles Schwab Corporation, a multinational financial services company, and Oracle, a multinational technology company, after beginning her career in strategy consulting. Ms. Morgan holds an M.B.A. from Harvard Business School, an M.A. in International Policy Studies from Stanford University, and a B.A. in Quantitative Economics from Stanford University.
Key Employees
Vishal Ghotge has served as our EVP, North America since April 2021. Previously, Mr. Ghotge served as Chief Product Officer for PayScale, Inc., a compensation software and data company, from September 2020 to April 2021 and as SVP of Product from December 2019 to September 2020. Prior to that, Mr. Ghotge served as VP of Product from August 2019 to December 2019 and as Senior Director of Product from April 2016 to August 2019, for Groupon, Inc., an online marketplace company. Mr. Ghotge holds an M.S. in Computer Science from University of Illinois at Urbana-Champaign and a B.E. in Computer Engineering from Veermata Jijbai Technological Institute (University of Mumbai).
Robert Kaskel has served as our EVP, People since May 2021. Previously, Dr. Kaskel served as Director, People Experience & Technology at Amazon.com, Inc., a multinational e-commerce company, in Finance and Global Business Services from June 2020 to May 2021, and as Director, Consumer People Analytics at Amazon.com, Inc. from December 2017 to June 2020, as well as other roles at Amazon.com, Inc. since February 2013. Prior to Dr. Kaskel’s roles at Amazon.com, Inc., he held previous managerial roles at Microsoft Corporation, a multinational technology company, and Mattel, Inc., a toy manufacturing company. Dr. Kaskel holds a Ph.D. and M.A. in Organizational Psychology from the California School of Professional Psychology, as well as a B.A. in Psychology from California State University, Long Beach.
Karim Meghji has served as our Chief Technology Officer since October 2020, and previously served as our Chief Product Officer from October 2016 to October 2020. Prior to joining Remitly, Mr. Meghji served as Head of Product for BookingSuite (USA), Inc., a subsidiary of Booking.com, B.V., an online travel service provider, from January 2015 to September 2016. From July 2013 to January 2015, Mr. Meghji served as Chief Product Officer and VP of Engineering at buuteeq Inc., an automation platform for hotels. Mr. Meghji holds a B.S. in Computer Science from San Jose State University.
Robert Singer has served as our Chief Marketing Officer since October 2018. Previously, Mr. Singer served as Chief Marketing Officer for Habit, LLC, a personalized nutrition company, from July 2017 to October 2018, as Chief Marketing Officer for Smule, Inc., a social music-making app company, from July 2016 to July 2017, and as Chief Marketing Officer for Ancestry.com LLC, a genealogy company, from November 2010 to July 2016. Mr. Singer holds a B.S. in Math from James Madison University.
Saema Somalya has served as our General Counsel since December 2020. Prior to joining Remitly, Ms. Somalya served as SVP, Deputy General Counsel (Corporate) and Assistant Secretary for Fifth Third Bancorp and Fifth Third Bank, N.A., a bank, from May 2016 to November 2020 and as SVP, General Counsel and Corporate Secretary for Warren Resources, Inc., an energy company, from February 2014 to January 2016. From April 2009 to January 2014, Ms. Somalya served as Senior Legal Director and Corporate Counsel to PepsiCo, Inc., a multinational food, snack, and beverage corporation. Ms. Somalya holds a J.D. from Yale Law School and a B.A. in International Relations and Affairs from Yale University.

René Yoakum has served as our Chief Customer and People Officer since May 2019 and previously served as our Chief Customer Officer from July 2018 to March 2019. Prior to joining Remitly, Ms. Yoakum served as VP Customer Service and Support for Pearson Education, Inc., an education publishing and assessment company, from June 2016 to June 2018, and in various positions at Microsoft Corporation, a multinational technology company, from September 1997 to May 2016, including most recently as GM, Global Consumer Support from June 2011 to May 2016. Ms. Yoakum holds a Post Graduate Marketing Certificate from Chartered Institute of Marketing and a B.A. in Mathematics and Computer Science from Pacific Lutheran University.
Directors
William Bryant has served as a member of our board of directors since March 2015. Mr. Bryant has served as a general partner of Threshold Ventures, a venture capital firm, since 2007 and has been a founder, board member, advisor and investor in over twenty venture backed startups. Mr. Bryant holds a Ph.C. in Business Strategy and an M.B.A. in Business Strategy and Entrepreneurship from the University of Washington. We believe Mr. Bryant is qualified to serve as a member of our board of directors because of his extensive experience in venture capital and as a public company board member.
Bora Chung has served as a member of our board of directors since November 2020. Ms. Chung currently serves as Chief Experience Officer for Bill.com Holdings, Inc., a cloud-based software company that automates back-office financial operations for small and midsize businesses. Prior to joining Bill.com, Ms. Chung served as Chief Product Officer for eBay Korea Co. Ltd., a subsidiary of eBay Inc. and an online marketplace, from September 2016 to November 2018, and as Vice President, Product Management for eBay Inc., a multinational e-commerce corporation, from December 2014 to August 2016. Ms. Chung also previously served as the Director of Worldwide Payments and Financing for Apple Online Stores at Apple Inc., a multinational technology company, from October 2010 to December 2014. Ms. Chung holds an A.B. in Economics from Harvard University and a M.B.A. from the Stanford University Graduate School of Business. We believe Ms. Chung is qualified to serve as a member of our board of directors because of her extensive industry experience, as well as her experience serving as an officer of public companies.
Laurent Le Moal has served as a member of our board of directors since October 2017. Since September 2019, Mr. Le Moal has served on the Executive Team of Prosus N.V., the international assets division of Naspers Group, a global internet and entertainment group, and as Chief Executive Officer of PayU, a payments and financial technology company division of Naspers Group, since January 2016. Mr. Le Moal has also served as a member of the Global Future Council on the Future of Financial and Monetary Systems of the World Economic Forum since October 2019. From September 2004 to July 2015, Mr. Le Moal was employed at PayPal Holdings, Inc., an online payments company, in various capacities, including most recently as Vice President and Managing Director for Continental Europe, Russia, Middle East and Africa. Mr. Le Moal has served as a director of Monese Ltd, a U.K. digital bank from October 2017 until April. Mr. Le Moal received an M.B.A. from the London Business School, a Master in International Management from HEC School of Management in Paris, France and a Master in International Management from Universita Commerciale Luigi Bocconi in Milan, Italy. We believe Mr. Le Moal is qualified to serve as a member of our board of directors because of his extensive industry experience.
Nigel Morris has served as a member of our board of directors since July 2021. Since January 2008, Mr. Morris has served as Managing Partner of QED Investors, a venture capital fund. Previously, Mr. Morris served as Co-Founder, President and Chief Operating Officer of Capital One Financial Corporation, a bank holding company, from January 1994 to January 2004. Mr. Morris currently serves on the board of several privately held companies. Mr. Morris received an M.B.A. from the London Business School and a Bsc in Psychology from the University of East London. We believe Mr. Morris is qualified to serve as a member of our board of directors because of his extensive financial industry experience and his knowledge of the finance industry.
Phillip Riese has served as a member of our board of directors since December 2016. Mr. Riese currently serves on the board of Flywire Corporation and several privately held companies. From 1980 to 1998, Mr. Riese served as

President, Consumer Card Services and Chairman of American Express Centurion Bank for American Express Financial Corporation, a multinational financial services corporation. From 1977 to 1980, Mr. Riese served as the Division Executive and Vice President, Merchant Services for Chase Bank. Mr. Riese holds an S.M. from Massachusetts Institute of Technology, an M.B.A. from the University of Cape Town and a B. Com. in Textile Engineering and Economics from Leeds University. We believe Mr. Riese is qualified to serve as a member of our board of directors because of his extensive financial industry experience and his knowledge of technology companies.
Ron Shah has served as a member of our board of directors since April 2016. Mr. Shah has served as Partner of Stripes, LLC, a venture capital firm, since 2007, and currently serves on the board of several privately held companies. Mr. Shah holds a B.A. in Philosophy from Duke University. We believe Mr. Shah is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.
Margaret M. Smyth has served as a member of our board of directors since May 2021. Ms. Smyth has also served on the board of directors of Etsy, Inc., an e-commerce website, since June 2016 and on the board of directors of Frontier Communications, a telecommunications company, since June 2021, and currently serves on other privately held company boards as well. Ms. Smyth is expected to join the board of directors of Lilium GmbH upon completion of its business combination with Qell Acquisition Corp. Ms. Smyth has served as the U.S. Chief Financial Officer of National Grid plc, a multinational energy company between October 2014 and June 2021. Prior to that, Ms. Smyth was Vice President of Finance at ConEdison, Inc., an energy company, from August 2012 through September 2014. Earlier in her career, Ms. Smyth served as a Senior Managing Partner at Deloitte & Touche and Arthur Andersen. Ms. Smyth also served on the board of directors of Vonage Holdings Corp., a cloud based communications provider from September 2012 to June 2016. Ms. Smyth holds an M.S. in Accounting from NYU Stern School of Business and a B.A. in Economics from Fordham University. Ms. Smyth is also experienced in advancing sustainability accounting practices and is a Sustainability Accounting Standards Board (“SASB”) FSA Credential Holder. We believe that Ms. Smyth is qualified to serve on our board of directors because of her deep experience in public company finance, accounting and strategic planning and her significant international experience and leadership through her service as an executive and director of global public companies.
Charles Stonecipher has served as a member of our board of directors since December 2012. Mr. Stonecipher has served as Managing Director of Trilogy Equity Partners, LLC, a venture capital firm, since November 2007, and currently serves on the board of several privately held companies. Mr. Stonecipher holds an M.B.A. from Harvard School of Business, a M.S. in Mechanical Engineering from Stanford University, and a B.S. in Mechanical Engineering from Stanford University. We believe Mr. Stonecipher is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.
Corporate Governance
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.
Board Composition
The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and restated bylaws. Our board of directors currently consists of 10 members. Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock. Pursuant to our fifth amended and restated voting agreement, dated as of August 3, 2020, (1) the seat occupied by Mr. Stonecipher is elected by the holders of a majority of our Series Seed Preferred Stock and Series A Preferred Stock, voting together as a single class, as the designee of Trilogy Equity Partners, LLC; (2) the seat occupied by Mr. Bryant is elected by the holders of a majority of our Series B Preferred Stock, voting separately as a single class, as the designee of Threshold Ventures I, L.P. and Threshold Ventures I Partners Fund, LLC; (3) the seat occupied by Mr. Shah is elected by the holders of a majority of our Series C Preferred Stock, voting separately as a single class, as the designee of SG Growth Partners III, LP; (4) the seat occupied by Mr. Le Moal is elected by the holders of a majority of our Series D Preferred Stock, voting separately as a single class, as the designee of PayU Fintech Investments B.V. and its affiliates, Naspers; and (5) the seat occupied by Ms. Chung is elected by the holders of a majority of our Series E Preferred Stock, voting separately as a single class, as the designee of Generation IM Sustainable Solutions Fund III, L.P. The provisions of our amended and restated certificate of incorporation and the fifth amended and restated voting agreement by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors following this offering.
Classified Board of Directors
Upon the completion of this offering, our board of directors will consist of 10 members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then-expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be William Bryant, Ron Shah and Charles Stonecipher, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;
•the Class II directors will be Bora Chung, Laurent Le Moal and Nigel Morris, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and
•the Class III directors will be Joshua Hug, Matthew Oppenheimer, Phillip Riese and Margaret Smyth, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our amended and restated certificate of incorporation and restated bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. For more information, see the section titled “Description of Capital Stock—Anti-Takeover Provisions.”
Director Independence
In connection with this offering, we have applied to list our common stock on the Nasdaq. Under the rules of the Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of the Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, talent and compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a talent and compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our non-employee directors are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole. Our board of directors will also administer its oversight through various standing committees, which will be constituted prior to the completion of this offering, that address risks inherent in their respective areas of oversight. For example, our audit and risk committee will be responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters, as well as compliance, cybersecurity and enterprise risk management; our talent and compensation committee will oversee the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors, and director succession planning.
Committees of the Board of Directors
Our board of directors has an audit and risk committee, a talent and compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit and Risk Committee
Our audit and risk committee is composed of Ms. Smyth, Mr. Bryant and Mr. Stonecipher. Ms. Smyth is the chair of our audit and risk committee. The members of our audit and risk committee meet the independence requirements under Nasdaq and SEC rules. Each member of our audit and risk committee is financially literate. In addition, our board of directors has determined that each member is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit and risk committee and board of directors. Our audit and risk committee’s principal functions are to assist our board of directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm;
•reviewing major financial risks and enterprise exposures and the steps management has taken to monitor or mitigate such risks and exposures;
•reviewing cybersecurity, data privacy and other information technology risks, controls and procedures; and
•reviewing compliance programs and risk exposures related to legal and regulatory matters and requirements.
Talent and Compensation Committee
Our talent and compensation committee is composed of Mr. Shah, Ms. Chung and Mr. Riese. Mr. Shah is the chair of our talent and compensation committee. The members of our talent and compensation committee meet the independence requirements under Nasdaq and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our talent and compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and Corporate Governance Committee
Our nominating and governance committee is composed of Mr. Morris and Mr. Shah. Mr. Morris is the chair of our nominating and governance committee. The members of our nominating and governance committee meet the independence requirements under Nasdaq and SEC rules. Our nominating and governance committee’s principal functions include:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending to our board of directors any changes to our corporate governance principles;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and
•advising our board of directors on corporate governance matters.
Talent and Compensation Committee Interlocks and Insider Participation
None of the members of the talent and compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or talent and compensation committee during the year ended December 31, 2020.
Code of Business Conduct and Ethics
Our board of directors has adopted, effective prior to the completion of this offering, a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Non-Employee Director Compensation
In the year ended December 31, 2020, no cash compensation was paid to the non-employee members of our board of directors. All compensation paid to Mr. Oppenheimer and Mr. Hug, our employee directors, is set forth below in the section titled “Executive Compensation—Summary Compensation Table.” The following table provides information regarding compensation of our non-employee directors for director service for the year ended December 31, 2020. Other than as set forth in the table and described more fully below, during the year ended December 31, 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Stock Awards ($)(1)	Total ($)
William Bryant	—	—
Bora Chung	329,011(2)	329,011
Laurent Le Moal	—	—
Phillip Riese	329,011(3)	329,011
Ron Shah	—	—
Charles Stonecipher	—	—
_______________
(1)The amounts reported in the Stock Awards column represent the grant date fair value of the RSU awards granted to our non-employee directors during the year ended December 31, 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the RSU awards reported in the Stock Awards column are set forth in Note 10 of the notes to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these RSU awards and do not correspond to the actual economic value that may be received by our non-employee directors from the RSU awards.

(2)As of December 31, 2020, Ms. Chung held an RSU award with respect to 92,941 shares, which is subject to two vesting requirements: a liquidity event requirement and a service-based requirement. The liquidity event requirement will be satisfied on the earliest to occur of (i) an initial public offering of the Company’s securities or (ii) the consummation of certain acquisition of the Company (the earliest of prong (i) or (ii) to occur, the “Initial Vesting Event”). The service-based requirement will be satisfied (a)(i) if the Initial Vesting Event has not occurred before November 20, 2021, with respect to 1/16th of the shares subject to the RSU on each Quarterly Vesting Date (defined below) between November 20, 2020 and the Initial Vesting Event or (ii) if the Initial Vesting Event has occurred before November 20, 2021, with respect to 25% of the shares subject to the RSU on the first Quarterly Vesting Date following November 20, 2021 and (b) with respect to an additional 1/16th of the shares subject to the RSU thereafter on each subsequent February 25, May 25, August 25 and November 25 (each, a “Quarterly Vesting Date”).
(3)As of December 31, 2020, Mr. Riese held an RSU award with respect to 92,941 shares and a fully vested stock option to purchase 500,000 shares. No other non-employee directors held option awards that were outstanding as of such date.
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors approved the following non-employee director compensation policy, which will take effect following the completion of this offering.
Non-Employee Director Cash Compensation
Upon completion of this offering, each non-employee director will be entitled to receive an annual cash retainer of $35,000, paid quarterly in arrears and pro-rated for partial quarters served, for service on the board of directors and additional annual cash compensation for committee membership as follows:
•audit and risk committee chair: $20,000;
•audit and risk committee member: $10,000;
•talent and compensation committee chair: $15,000;
•talent and compensation committee member: $7,500;
•nominating and corporate governance committee chair: $8,000; and
•nominating and corporate governance committee member: $4,000.
In addition, the non-executive chairperson of the board shall receive an additional $60,000 (in lieu of any cash compensation for lead independent director compensation), and the lead independent director of the board shall receive an additional $16,000.
Each director may elect to receive all of the cash fees for which they are eligible in the form of RSUs (the “Fee RSUs”), subject to the director’s timely execution of written election form and the terms and conditions of our non-employee director compensation policy, which Fee RSUs will generally vest quarterly over a one-year period (or earlier upon the next annual meeting of our stockholders following the grant date or the consummation of a corporate transaction (as defined in our 2021 Plan). The Fee RSUs are separate from the non-employee director equity grants noted below.
Non-Employee Director Equity Grants
Initial Appointment RSU Grant
Each new non-employee director appointed to our board of directors following this offering will be granted restricted stock units (“Initial Appointment RSUs”), on the date of his or her appointment to our board of directors, under our 2021 Equity Incentive Plan, having an aggregate value of $330,000 based on the average daily closing price of our common stock on the Nasdaq Global Select Market in the 10 trading days ending on the day preceding the date of grant. The Initial Appointment RSUs will vest as to one-third of the Initial Appointment RSUs on each of the first three anniversaries following the date of grant so long as the non-employee director continues to provide services to us through such date. In addition, the Initial Appointment RSUs will fully vest upon the consummation of a corporate transaction (as defined in our 2021 Plan).
If an individual is first elected as a non-employee director at an annual meeting of stockholders, he or she will be granted an annual RSU grant, as described below, in lieu of the Initial Appointment RSUs.
Annual RSU Grant
On the date of each annual meeting of stockholders following the completion of this offering, commencing with our 2022 annual meeting of stockholders, each non-employee director who is serving on our board of directors, and will continue to serve on our board of directors following the date of such annual meeting, will automatically be granted restricted stock units (“Annual RSUs”), under our 2021 Equity Incentive Plan, having an aggregate value of $165,000 based on the average daily closing price of the common stock on the Nasdaq Global Select Market for the 10 trading days ending on the day preceding the date of grant. The Annual RSUs will fully vest on the earlier of (1) the date of the following year’s annual meeting of stockholders and (2) the date that is one year following the date of grant. In addition, the Annual RSUs will fully vest upon the consummation of a corporate transaction (as defined in our 2021 Plan).

EXECUTIVE COMPENSATION
The following tables and accompanying narrative set forth information about compensation for the year ended December 31, 2020 provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2020. These executive officers are Matthew Oppenheimer, our Chief Executive Officer, Joshua Hug, our Chief Operating Officer, and Susanna Morgan, our Chief Financial Officer, and we refer to them in this section as our “named executive officers.”
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Matthew Oppenheimer, President and Chief Executive Officer	281,667	—	—	—	3,065(1)	284,732
Joshua Hug, Chief Operating Officer	287,500	—	—	—	7,774(2)	295,274
Susanna Morgan, Chief Financial Officer	287,500	—	—	—	1,660(3)	289,160
__________________
(1)This amount represents $2,065 in life insurance premiums paid on Mr. Oppenheimer’s behalf and a $1,000 contribution to Mr. Oppenheimer’s 401(k).
(2)This amount represents $5,454 in life insurance premiums paid on Mr. Hug’s behalf, a $1,320 contribution to Mr. Hug’s Health Savings Account, and a $1,000 contribution to Mr. Hug’s 401(k).
(3)This amount represents a $660 contribution to Ms. Morgan’s Health Savings Account and a $1,000 contribution to Ms. Morgan’s 401(k).
Equity Compensation
From time to time, we may grant equity awards in the form of stock options and RSUs to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock that were granted under our 2011 Plan, as set forth in the table below titled “—Outstanding Equity Awards at 2020 Fiscal Year-End.”
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table presents, for each of our named executive officers, information regarding outstanding equity awards as of December 31, 2020.

		Option Awards				Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(4)
Matthew Oppenheimer	7/13/2018	159,494	1,543,533(5)	1.70	7/13/2028		$—
Joshua Hug	7/13/2018	—	—	—	—	466,667(6)	$2,310,002
Susanna Morgan	8/31/2018	421,666	458,334(7)	1.70	8/31/2028	—	$—
________________
(1)All of the outstanding equity awards were granted under the 2011 Plan.
(2)This column reflects options that are early exercisable and vested as of December 31, 2020.
(3)This column reflects options that are early exercisable and unvested as of December 31, 2020, subject to our right to repurchase unvested shares in the event that the named executive officer’s service with us terminates.
(4)This amount reflects the fair market value of our common stock of $4.95 per share as of December 31, 2020 (the determination of the fair market value by our board of directors) multiplied by the amount shown in the column for the number of shares that have not vested.
(5)This amount reflects the remaining unexercised and unvested shares subject to an option granted to Mr. Oppenheimer following Mr. Oppenheimer’s early exercise of 800,000 shares. Subject to Mr. Oppenheimer’s continued service with us through each vesting date, the shares underlying the stock option vest as follows: with a vesting commencement date of April 1, 2018, (a) 10% of the shares subject to the option vested monthly during the first year following the vesting commencement date; (b) 15% of the shares subject to the option vested monthly during the year following the second anniversary of the vesting commencement date; (c) 20% of the shares subject to the option vested monthly during the year following the third anniversary of the vesting commencement date; (d) 25% of the shares subject to the option shall vest monthly during the year following the fourth anniversary of the vesting commencement date; and (e) 30% of the shares subject to the option shall vest monthly during the year following the fifth anniversary of the vesting commencement date.
(6)This amount represents shares acquired upon the early exercise of a stock option award that remains subject to vesting conditions and forfeiture. Subject to Mr. Hug’s continued service with us through each vesting date, 16,666 shares vest monthly, subject to our right of repurchase in the event of Mr. Hug’s termination of services.
(7)25% of the shares underlying Ms. Morgan’s stock option vested on the one-year anniversary of the August 22, 2018 vesting commencement date and an additional 1/48th of the shares of our common stock underlying the stock option vests each month thereafter, subject to Ms. Morgan’s continuous service through each such vesting date.
Employment Agreements
We have entered into amended and restated offer letters with each of our named executive officers. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described below in the section titled “--Change in Control and Severance Agreements.”
Matthew Oppenheimer
In July 2018, we entered into an offer letter with Mr. Oppenheimer, our President and Chief Executive Officer, as amended and restated in September 2021. The offer letter provides that Mr. Oppenheimer will receive an annual base salary and states that Mr. Oppenheimer is an at-will employee and does not have a fixed employment term. Mr. Oppenheimer is eligible to participate in our employee benefit plans to the extent he meets eligibility requirements.
Joshua Hug
In July 2018, we entered into an offer letter with Mr. Hug, our Chief Operating Officer, as amended and restated in September 2021. The offer letter provides that Mr. Hug will receive an annual base salary and states that Mr. Hug is an at-will employee and does not have a fixed employment term. Mr. Hug is eligible to participate in our employee benefit plans to the extent he meets eligibility requirements.

Susanna Morgan
In July 2018, we entered into an offer letter with Ms. Morgan, our Chief Financial Officer, as amended and restated in September 2021. The offer letter provides that Ms. Morgan will receive an annual base salary and states that Ms. Morgan is an at-will employee and does not have a fixed employment term. Ms. Morgan is eligible to participate in our employee benefit plans to the extent she meets eligibility requirements.
Change in Control and Severance Agreements
In September 2021, we entered into Change in Control and Severance Agreements with each of our named executive officers, which Change in Control and Severance Agreements will become effective on the effectiveness of the registration statement of which this prospectus forms a part. The Change in Control and Severance Agreements will, once effective, supersede and replace any prior severance or acceleration protections to which the named executive officers were entitled.
These agreements provide for benefits upon either a termination by us of the executive officer's employment without “cause” or a resignation by the executive officer for “good reason” (each as defined in the Change in Control and Severance Agreement); provided, however that Ms. Morgan is not entitled to good reason protection outside of the change in control period (defined below). We refer to either of these terminations as a “qualifying termination.” The benefits provided under the Change in Control and Severance Agreements vary depending on whether the executive officer is subject to a qualifying termination within a period commencing three months prior to a “change in control” (as defined in the Severance and Change in Control Agreement) and ending 12 months following such change of control, which period we refer to as the “change in control period.”
If a qualifying termination occurs prior to or after the change of control period, subject to the executive officer's timely execution and non-revocation of a release of claims, the executive officer will be entitled to:
•a lump sum cash payment equal to 12 months’ base salary, in the case of Messrs. Oppenheimer and Hug, and 6 months’ base salary in the case of Ms. Morgan, in each case payable no later than the first regular payroll date occurring after the 60th day following the termination and subject to applicable withholdings;
•if the named executive officer elects to continue his or her health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, payment of the premiums for the named executive officer’s continued health insurance (or equivalent taxable cash payment, if applicable law so requires) for up to 12 months in the case of Messrs. Oppenheimer and Hug and up to 6 months in the case of Ms. Morgan; and
•in the case of Messrs. Oppenheimer and Hug, 25% of the executive’s then-unvested and outstanding equity awards will accelerate and become vested and, as applicable, exercisable (with any unearned performance-based awards to be deemed earned based on actual performance or, if not determinable, on 100% of target, unless otherwise set forth in an award agreement).
If a qualifying termination occurs during the change of control period, subject to the named executive officer's timely execution and non-revocation of a release of claims, the named executive officer will be entitled to:
•a lump sum cash payment of 18 months’ base salary, in the case of Messrs. Oppenheimer and Hug and 12 months’ base salary in the case of Ms. Morgan, in each case payable no later than the first regular payroll date occurring after the 60th day following the termination and subject to applicable withholdings;
•150% of the executive’s annual target bonus, in the case of Messrs. Oppenheimer and Hug, and 100% of the executive’s annual target bonus in the case of Ms. Morgan, in each case payable no later than the first regular payroll date occurring after the 60th day following the termination and subject to applicable withholdings;

•if the named executive officer elects to continue his or her health insurance coverage under COBRA, payment of the premiums for continued health insurance (or equivalent cash payment, if applicable law so requires) for up to 18 months in the case of Messrs. Oppenheimer and Hug and up to 12 months in the case of Ms. Morgan; and
•100% of each of the named executive officer’s then-outstanding and unvested equity awards will accelerate and become vested and, as applicable, exercisable (with any unearned performance-based awards to be deemed earned based on actual performance or, if not determinable, on 100% of target, unless otherwise set forth in an award agreement).
The Change in Control and Severance Agreements will be in effect for three years from the effective date in the case of Messrs. Oppenheimer and Hug, and two years from the effective date in the case of Ms. Morgan, in each case unless renewed, or earlier terminated, subject to certain limitations.
Employee Benefit and Stock Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
2011 Equity Incentive Plan
In November 2011, we adopted the 2011 Plan, as most recently amended on February 17, 2021. The purpose of the 2011 Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success.
Share Reserve. As of June 30, 2021, we had 43,899,677 shares of our common stock reserved for issuance pursuant to grants under our 2011 Plan, of which 1,934,742 shares remained available for grant. As of June 30, 2021, options to purchase 15,627,636 shares had been exercised; options to purchase 25,355,906 shares remained outstanding, with a weighted-average exercise price of $3.13 per share; and 617,696 RSUs were issued and outstanding. As of June 30, 2021, no shares of restricted stock were granted under the 2011 Plan, and no such awards are expected to be granted prior to the offering; provided that certain options granted under the 2011 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right. No new awards will be granted under the 2011 Plan after the offering.
Administration. Our 2011 Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2011 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2011 Plan, as well as to prescribe, amend, and rescind rules and regulations relating to the 2011 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2011 Plan.
Eligibility. Pursuant to the 2011 Plan, we may grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options (“NQSOs”), RSUs, and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Options. The 2011 Plan provides for the grant of both (1) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Internal Revenue Code of 1988, as amended (“Code”) and (2) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any ISO granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2011 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock, RSUs. In addition, the 2011 Plan allows for the grant of restricted stock awards (“RSAs”) and RSUs, with terms as generally determined by the administrator (in accordance with the 2011 Plan) and to be set forth in an award agreement. We have not granted any shares of restricted stock under the 2011 Plan and no such awards are expected to be granted prior to the offering; provided that certain options granted under the 2011 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right. As of June 30, 2021, we had 617,696 RSUs issued and outstanding.
Limited Transferability. Unless otherwise determined by the administrator, awards under the 2011 Plan generally may not be transferred or assigned other than by will, the laws of descent and distribution and, with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust in which the non-statutory stock options are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Change of Control. In the event that we are subject to an “acquisition” or “other combination” (as defined in the 2011 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of our assets), the 2011 Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities, or other consideration, or the cancellation of such awards for no consideration.
Adjustments. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2011 Plan (1) the number of shares reserved for issuance under the 2011 Plan, (2) the exercise prices of and number of shares subject to outstanding options, and (3) the purchase prices of and/or number of shares subject to other outstanding awards will be proportionately adjusted (subject to required action by the board or our stockholders).
Exchange, Repricing, and Buyout of Awards. The administrator may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. The administrator may also buy an award previously granted with payment in cash, shares, or other consideration, in each case, subject to the terms of the 2011 Plan.
Amendment; Termination. Our board of directors may amend or terminate the 2011 Plan at any time and may terminate any and all outstanding options or RSUs upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We expect to terminate the 2011 Plan and will cease issuing awards thereunder upon the effective date of our 2021 Equity Incentive Plan (described below), which is the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2011 Plan will remain outstanding following the offering, subject to the terms of our 2011 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.

2021 Equity Incentive Plan
In August and September 2021, our board of directors and our stockholders approved our 2021 Equity Incentive Plan (the “2021 Plan”) as a successor to our 2011 Plan that will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NQSOs, as well for the award of RSAs, stock appreciation rights (“SARs”), RSUs, and performance and stock bonus awards. Pursuant to the 2021 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved 25,000,000 shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2011 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to 5% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our talent and compensation committee, or by our board of directors acting in place of our talent and compensation committee.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2021 Plan:
•shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2021 Plan that are surrendered, canceled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options granted under our 2011 Plan that, after the effective date of the 2021 Plan, forfeited;
•shares subject to awards granted under our 2011 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2021 Plan; and
•shares subject to awards under our 2011 Plan or our 2021 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
The shares of common stock underlying awards granted under the 2011 Plan that are forfeited, canceled, or otherwise returned to the 2021 Plan pursuant to the foregoing will become available for grant and issuance under the 2021 Plan.
Administration. Our 2021 Plan will be administered by our talent and compensation committee or by our board of directors acting in place of our talent and compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2021 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NQSOs to purchase shares of our common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our common stock on the date of grant.
Options may vest based on service or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. ISOs may only be granted to employees, including officers and directors who are also employees, and no more than shares may be issued pursuant to incentive stock options. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares, which will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. RSUs represent the right to receive the value of shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2021 Plan. No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards. Performance awards granted pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service or performance conditions.
Dividend Equivalents Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us. Dividend equivalent rights, if any, will be credited to participants in the form of additional whole shares.
Change of Control. Our 2021 Plan provides that, in the event of a corporate transaction that constitutes a change of control of Remitly under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the surviving corporation or its parent, (3) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, or (5) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2021 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a change of control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control. In the event the successor refuses to assume, convert, replace or substitute awards as provided above pursuant to a corporate transaction, such awards will vest and, as applicable, become exercisable, and our right to repurchase will lapse at a time to be determined by our talent and compensation committee and our talent and compensation committee will notify each participant that such award will, if exercisable, be exercisable for a period of time determined by the committee and expire after such period. The vesting of all awards held by non-employee directors will accelerate upon the consummation of a corporate transaction.
Adjustment. In the event of a change in the number or class of outstanding shares of our common stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under our 2021 Plan, (2) the exercise prices, number and class of shares subject to outstanding options or SARs, (3) the number and class of shares subject to other outstanding awards and (4) the maximum number of shares that may be issued as ISOs under the 2021 Plan, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, Repricing and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2021 Plan.
Director Compensation Limits. No non-employee director may receive awards under our 2021 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceed $750,000 in a calendar year or $1,000,000 in the calendar year of his or her initial services as a non-employee director on our board of directors.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the participant, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-plans. Subject to the terms of the 2021 Plan, the plan administrator may establish a sub-plan under the 2021 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment; Termination. Our board of directors or talent and compensation committee may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2021 Plan.
2021 Employee Stock Purchase Plan
In August and September 2021, our board of directors and our stockholders approved our 2021 Employee Stock Purchase Plan (the “ESPP”) that will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code, provided that the administrator may adopt sub-plans under our ESPP designed to be outside of the scope of Section 423 for participants who are non-U.S. residents.
Share Reserve. We have initially reserved 3,500,000 shares of our common stock for issuance and sale under our ESPP. The number of shares reserved for issuance and sale under our ESPP will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to 1% of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our talent and compensation committee, or by our board of directors acting in place of our talent and compensation committee. Subject to stock splits, recapitalizations, or similar events, no more than 35,000,000 shares of our common stock may be issued over the term of our ESPP.
Administration. Our ESPP will be administered by our talent and compensation committee or by our board of directors acting in place of our talent and compensation committee, subject to the terms and conditions of our ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in our ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to our ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year or certain highly-compensated employees as determined in accordance with applicable tax laws. In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our ESPP, will not be eligible to participate in our ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the purchase period.
No participant may purchase more than 2,000 shares of our common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion may set a lower maximum number of shares which may be purchased.
Adjustments Upon Recapitalization. If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number of shares of our common stock that are available under our ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a change of control transaction as determined under the terms of our ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of change of control transaction, and our ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account or any rights with regard to an election to purchase shares pursuant to our ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. The board of directors or talent and compensation committee may amend, suspend or terminate our ESPP at any time without stockholder consent, except as to the extent such amendment would increase the number of shares available for issuance under our ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our ESPP is terminated, the administrator may elect to terminate all outstanding offering periods immediately, upon next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Unless earlier terminated, our ESPP will terminate upon the earlier to occur of the issuance of all shares of common stock reserved for issuance under our ESPP, or the tenth anniversary of the effective date.
401(k) Plan
We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. With certain exceptions, all employees who have attained at least 21 years of age are eligible to participate in the plan on the first day of the month occurring after the employee satisfies the eligibility requirements. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her deferral contributions is 100% vested when contributed. We make discretionary and matching contributions, which contributions will be subject to vesting conditions, and may make discretionary profit sharing contributions.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation that will become effective in connection with this offering contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.
Our amended and restated certificate of incorporation and our restated bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our amended restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present, we are not aware of any pending litigation or proceeding arising out of any indemnitee’s service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions since January 1, 2018 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest. Other than as described below, there have not been transactions to which we have been a party other than compensation arrangements, which are described under “Executive Compensation.”
Private Placement
PayU Fintech Investments B.V., a beneficial owner of more than 5% of our capital stock, will purchase shares of our common stock with an aggregate purchase price of approximately $25.0 million at a price per share equal to the initial offering price. Based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, this would be 625,000 shares of common stock. Sales of these shares to the private placement investor will not be registered in this offering. In addition, the private placement investor has entered into a lock-up agreement with the underwriters. Laurent Le Moal, a member of our board of directors, is the Chief Executive Officer of PayU.
Series F Convertible Preferred Stock Financing
Between July 2020 and March 2021, we sold an aggregate of 9,622,110 shares of our Series F convertible preferred stock at a purchase price of $9.1456 per share for an aggregate purchase price of approximately $88.0 million. Each share of our Series F convertible preferred stock converts automatically into one share of our common stock immediately prior to the completion of this offering.
The purchasers of our Series F convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.
The following table summarizes the Series F convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series F Convertible Preferred Stock	Total Purchase Price ($)
PayU Fintech Investments B.V.(1)	5,740,465	52,499,997
Stripes III LP(2)	475,179	4,345,797
Entities affiliated with Threshold Ventures(3)	27,335	249,995
Generation IM Sustainable Solutions Fund III, L.P.(4)	1,640,132	14,999,991
___________________
(1)PayU Fintech Investments B.V. (together with its affiliates, “Naspers”) holds more than 5% of our outstanding capital stock. Laurent Le Moal, a member of our board of directors, is a member of the executive team of Prosus N.V., and Chief Executive Officer of PayU, which are affiliates of Naspers, and a designee of Naspers.
(2)Stripes III LP (“Stripes”) holds more than 5% of our outstanding capital stock. Ron Shah, a member of our board of directors, is a designee of Stripes.
(3)Consists of shares purchased by Threshold Ventures I, L.P. and Threshold Ventures I Partners Fund, LLC (collectively, “Threshold”), which holds more than 5% of our outstanding capital stock. William Bryant, a member of our board of directors, is a general partner and designee of Threshold.
(4)Generation IM Sustainable Solutions Fund III, L.P. (“Generation”) holds more than 5% of our outstanding capital stock. Bora Chung, a member of our board of directors, is a designee of Generation.
2019 Tender Offer
In September 2019, we commenced a tender offer to purchase up to an aggregate maximum of $24.0 million of shares of our outstanding common stock at a purchase price of $5.3609 per share of common stock and our outstanding Series Seed preferred stock, Series Seed Prime preferred stock and Series A convertible preferred stock (collectively, “eligible preferred stock”) at a purchase price of $5.6588 per share of eligible preferred stock pursuant to an Offer to Purchase. In October 2019, upon the closing of the tender offer, we repurchased an aggregate of 2,053,690 shares of our common stock for an aggregate repurchase price of approximately $11.0 million and repurchased an aggregate of 2,295,603 shares of eligible preferred stock for an aggregate repurchase price of approximately $13.0 million. Among other sellers, the following directors and executive officers participated in the tender offer:
•Matthew Oppenheimer, our President, Chief Executive Officer and director, sold 211,753 shares of common stock for an aggregate price of approximately $1.1 million;
•Arthur Oppenheimer, a stockholder and an immediate family member of Matthew Oppenheimer, our President, Chief Executive Officer and director, sold 79,980 shares of common stock for an aggregate price of approximately $0.5 million;
•Joshua Hug, our Chief Operating Officer and director, sold 161,314 shares of common stock for an aggregate price of approximately $0.9 million; and
•Trilogy Equity Partners, LLC, a 5% stockholder, sold 368,188 shares of Series A convertible preferred stock for an aggregate price of approximately $2.1 million.
Series E Convertible Preferred Stock Financing
Between May 2019 and July 2019, we sold an aggregate of 22,663,933 shares of our Series E convertible preferred stock at a purchase price of $5.9566 per share for an aggregate purchase price of approximately $135.0 million. Each share of our Series E convertible preferred stock converts automatically into one share of our common stock immediately prior to the completion of this offering.
The purchasers of our Series E convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.
The following table summarizes the Series E convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price($)
PayU Fintech Investments B.V.(1)	1,678,810	10,000,000
Stripes III LP(2)	335,762	2,000,000
Generation IM Sustainable Solutions Fund III, L.P.(3)	10,072,860	59,999,998
_______________
(1)Naspers holds more than 5% of our outstanding capital stock. Laurent Le Moal, a member of our board of directors, is a member of the executive team of Prosus N.V., and Chief Executive Officer of PayU, which are affiliates of Naspers, and a designee of Naspers.
(2)Stripes holds more than 5% of our outstanding capital stock. Ron Shah, a member of our board of directors, is a partner and designee of Stripes.
(3)Generation IM Sustainable Solutions Fund III, L.P. holds more than 5% of our outstanding capital stock. Bora Chung, a member of our board of directors, is a designee of Generation.
Series D Convertible Preferred Stock Financing
Between November 2017 and February 2018, we sold an aggregate of 30,331,802 shares of our Series D convertible preferred stock at a purchase price of $3.7914 per share for an aggregate purchase price of approximately $115.0 million. Each share of our Series D convertible preferred stock converts automatically into one share of our common stock immediately prior to the completion of this offering.

The purchasers of our Series D convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.
The following table summarizes the Series D convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price ($)
PayU Fintech Investments B.V.(1)	26,375,481	99,999,999
Stripes III LP(2)	2,110,038	7,999,998
Entities affiliated with Threshold Ventures(3)	1,318,774	5,000,000
______________
(1)Naspers holds more than 5% of our outstanding capital stock. Laurent Le Moal, a member of our board of directors, is a member of the executive team of Prosus N.V., and Chief Executive Officer of PayU, which are affiliates of Naspers, and a designee of Naspers.
(2)Stripes holds more than 5% of our outstanding capital stock. Ron Shah, a member of our board of directors, is a partner and designee of Stripes.
(3)Threshold holds more than 5% of our outstanding capital stock. William Bryant, a member of our board of directors, is a general partner and designee of Threshold.
Corporate Reorganization
In January 2019, we consummated a reorganization by forming Remitly Global, Inc. (“Remitly Global”), which was incorporated in Delaware on October 3, 2018, and Remitly Merger Sub, Inc. (“Merger Sub”) as a wholly owned subsidiary of Remitly Global. We merged Merger Sub with Remitly, Inc. as the surviving entity, by issuing identical shares of our capital stock to the stockholders of Remitly, Inc. in exchange for their equity interest in Remitly, Inc. After the merger, all of the stockholders of Remitly, Inc. became 100% stockholders of Remitly Global, and Remitly, Inc. became a wholly owned subsidiary of Remitly Global.
2018 Tender Offer
In December 2017, Remitly, Inc. commenced a tender offer to purchase up to an aggregate maximum of 3,956,322 shares of outstanding eligible preferred stock at a purchase price of $3.7914 per share in cash pursuant to an Offer to Purchase. In January 2018, upon the closing of the tender offer, we repurchased an aggregate of 3,956,322 shares of our common stock and eligible preferred stock for an aggregate repurchase price of approximately $15.0 million. Among other sellers, the following directors and executive officers participated in the tender offer:
•Matthew Oppenheimer, our President, Chief Executive Officer and director, sold 499,800 shares of common stock for an aggregate price of approximately $1.9 million;
•Arthur Oppenheimer, a stockholder and an immediate family member of Matthew Oppenheimer, our President, Chief Executive Officer and director, sold 59,161 shares of Series Seed preferred stock for an aggregate price of approximately $0.2 million; and
•Joshua Hug, our Chief Operating Officer and director, sold 381,276 shares of common stock for an aggregate price of approximately $1.4 million.
Loans to our Founders
In October 2018, in connection with the partial exercise of a stock option award granted under the 2011 Plan, we loaned Matthew Oppenheimer, our President, Chief Executive Officer, and director, $1.36 million at an interest rate of 2.83%. As collateral for the loan, an aggregate of 800,000 shares of our common stock beneficially owned by

Mr. Oppenheimer were pledged to us pursuant to a stock pledge agreement dated October 7, 2018. The loan was repaid in full on August 23, 2021.
In October 2018, in connection with the exercise of a stock option award granted under the 2011 Plan, we loaned Joshua Hug, our Chief Operating Officer and director, $1.7 million at an interest rate of 2.83%. As collateral for the loan, an aggregate of 1,000,000 shares of our common stock beneficially owned by Mr. Hug were pledged to us pursuant to a stock pledge agreement dated October 7, 2018. The loan was repaid in full on August 23, 2021.
Seventh Amended and Restated Investors’ Rights Agreement
We have entered into an amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” Other than these registration rights, all other terms of the amended and restated investors’ rights agreement will terminate in connection with this offering.
Indemnification Agreements
In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our amended and restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related Party Transactions
Our written related party transactions policy and the charters of our audit committee and nominating and corporate governance committee, which were adopted by our board of directors and will be in effect immediately prior to the completion of this offering, require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit and risk committee. However, if the related party is, or is associated with, a member of the audit and risk committee, the transaction must be reviewed and approved by our nominating and governance committee.
Prior to this offering we had no formal, written policy for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2021, and as adjusted to reflect the sale of common stock by us and the selling stockholders in this offering and the private placement assuming, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group;
•each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and
•each selling stockholder.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership before this offering and the private placement is based on 154,873,454 shares of our common stock outstanding as of August 31, 2021, which assumes the conversion of all outstanding shares of convertible preferred stock into an aggregate of 127,410,631 shares of our common stock. For purposes of the table below, we have assumed that 7,000,000 shares of common stock will be issued by us, 5,162,777 shares of common stock will be sold by the selling stockholders in this offering and 625,000 shares of common stock will be issued by us in the private placement. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of August 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Remitly Global, Inc., 1111 Third Avenue, Suite 2100, Seattle WA 98101.

			No Exercise of the Option to Purchase Additional Shares			Assuming Full Exercise of the Option to Purchase Additional Shares
	Shares Beneficially Owned Before this Offering and Private Placement		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After this Offering and Private Placement		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After this Offering and Private Placement
Name of Beneficial Owner	Shares	%		Shares	%		Shares	%
Named Executive Officers and Directors:
Matthew Oppenheimer(1)	7,841,474	5.0	—	7,841,474	4.8	350,000	7,491,474	4.5
Joshua Hug(2)	4,992,410	3.2	—	4,992,410	3.1	120,000	4,872,410	3.0
Susanna Morgan(3)	1,321,667	*	—	1,321,667	*	84,790	1,236,877	*
William Bryant(4)	—	—	—	—	—	—	—	—
Bora Chung	—	—	—	—	—	—	—	—
Laurent Le Moal(5)	—	—	—	—	—	—	—	—
Nigel Morris(6)	3,429,540	2.2	1,715,000	1,714,540	1.1	—	1,714,540	1.0
Phillip Riese(7)	523,235	*	—	523,235	*		523,235	*
Ron Shah(8)	—	—	—	—	—	—	—	—
Margaret M. Smyth	—	—	—	—	—	—	—	—
Charles Stonecipher(9)	—	—	—	—	—	—	—	—
Total Executive Officers and Directors as a Group (11 people)(10)	18,108,326	11.4	1,715,000	16,393,326	9.8	554,790	15,838,536	9.4
5% Stockholders:
PayU Fintech Investments B.V.(5)	36,760,350	23.7	—	37,385,350	23.0	—	37,385,350	22.8
Stripes III LP(7)	18,596,453	12.0	—	18,596,453	11.4	—	18,596,453	11.4
Entities affiliated with Threshold Ventures(4)	14,421,913	9.3	—	14,421,913	8.9	—	14,421,913	8.8
Generation IM Sustainable Solutions Fund III, L.P.(11)	12,306,523	8.0	1,230,652	11,075,871	6.8	—	11,075,871	6.8
Trilogy Equity Partners, LLC(9)	9,516,597	6.1	—	9,516,597	5.9	—	9,516,597	5.8
Other Selling Stockholders:
DN Capital - Global Venture Capital III LP(12)	5,846,640	3.8	1,461,660	4,384,980	2.7	—	4,384,980	2.7
Prudential Impact Investments Private Equity LLC(13)	2,518,215	1.6	755,465	1,762,750	1.1	—	1,762,750	1.1
______________
(*)    Represents beneficial ownership of less than one percent.
(1)Represents (a) 5,338,447 shares of common stock and (b) 2,503,027 shares underlying options to purchase common stock that are exercisable within 60 days of August 31, 2021, of which 1,863,786 shares are unvested, early exercisable and, if exercised, subject to repurchase by us.
(2)Represents (a) 4,162,410 shares of common stock, of which 333,334 shares are unvested and subject to repurchase by us as of August 31, 2021, (b) 300,000 shares of common stock held by a family trust, of which Mr. Hug’s spouse is the trustee, and (c) 530,000 shares underlying options to purchase common stock that are exercisable within 60 days of August 31, 2021, of which 509,584 shares are unvested, early exercisable and, if exercised, subject to repurchase by us.
(3)Represents (a) 570,000 shares of common stock and (b) 751,667 shares underlying options to purchase common stock that are exercisable within 60 days of August 31, 2021, of which 450,834 shares are unvested, early exercisable and, if exercised, subject to repurchase by us.
(4)Represents (a) 12,979,723 shares held by Threshold Ventures I, L.P. (“Threshold L.P.”) and (b) 1,442,190 shares held by Threshold Ventures I Partners Fund, LLC (“Threshold Partners LLC”). Threshold Ventures I General Partner LLC (“Threshold GP LLC”) is the

general partner of Threshold L.P. Josh Stein and Andreas Stavropoulos are the managing members of each of Threshold GP LLC and Threshold Partners LLC, and thus may be deemed to have shared voting and dispositive control over the shares held by both Threshold L.P. and Threshold Partners LLC. William Bryant, a member of our board of directors, is a partner of Threshold Ventures, but has no voting or dispositive control over the shares held by Threshold L.P. or Threshold Partners LLC. The address for Threshold Partners LLC is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.
(5)Represents 36,760,350 shares held by PayU Fintech Investments B.V. (“PayU”). Amounts after the offering and the private placement reflect 625,000 shares of common stock to be purchased by PayU in the private placement. PayU is a subsidiary of MIH Fintech Holdings B.V., which in turn is a subsidiary of MIH e-Commerce Holdings B.V., which in turn is a subsidiary of MIH Internet Holdings B.V., which is in turn a subsidiary of Prosus N.V., which is an indirect, majority-owned subsidiary of Naspers Ltd. PayU is controlled by Prosus N.V. and Naspers Ltd., which share voting and dispositive control over the shares held by PayU. Laurent Le Moal, a member of our board of directors, is the Chief Executive Officer of PayU, but has no voting or dispositive control over the shares held by PayU. The address of PayU is Gustav Mahlerplein 5, 1082 MS, Amsterdam, Netherlands.
(6)Represents (a) 3,279,540 shares held by QED Fund II LP (“QED”) and (b) 150,000 shares underlying options to purchase common stock that are held by QED and are exercisable within 60 days of August 31, 2021. QED is managed by QED Partners II LLC. Nigel Morris is the managing partner of QED Investors LLC and QED Partners II, LLC and may be deemed to have voting and dispositive control over the shares held by QED. The address of QED is 405 Cameron Street, Alexandria, Virginia 22314.
(7)Represents (a) 500,000 shares underlying options to purchase common stock that are exercisable within 60 days of August 31, 2021 and (b) 23,235 vested shares underlying a restricted stock unit award as of August 31, 2021, which shares will be settled within 60 days of August 31, 2021.
(8)Represents 18,596,453 shares of common stock held by Stripes III LP (“Stripes LP”). Stripes Holdings, LLC (“Stripes Holdings”) is the managing member of Stripes GP III, LLC (“Stripes GP”), which is the general partner of Stripes LP. Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes LP. Ron Shah, a member of our board of directors, is a partner at Stripes GP but has no voting or dispositive control over the shares held by Stripes LP. The address for Stripes LP is 402 West 13th Street, 4th Floor, New York, New York 10014.
(9)Represents 9,516,597 shares of common stock held by Trilogy Equity Partners, LLC (“Trilogy”). John Stanton, Theresa Gillespie, Mikal Thomsen, Peter van Oppen, and Amy McCullough are the members of the board of managers of Trilogy, which has voting and dispositive power over the shares held by Trilogy. Charles Stonecipher, a member of our board of directors, is a managing director at Trilogy, but has no voting or dispositive control over the shares held by Trilogy. The address for Trilogy is 155 108th Ave NE, Suite 400, Bellevue, Washington 98004.
(10)Represents (a) 13,650,397 shares of our common stock held directly and indirectly by our executive officers and directors; (b) 4,434,694 shares of our common stock issuable to them upon exercise of stock options within 60 days of August 31, 2021, of which 2,824,204 shares are unvested and subject to repurchase by us; and (c) 23,235 vested shares underlying a restricted stock unit award as of August 31, 2021, which shares will settle within 60 days of August 31, 2021.
(11)Represents 12,306,523 shares held by Generation IM Sustainable Solutions Fund III, L.P. (“Generation III”). Al Gore, David Blood, Lisa Anderson, Mark Ferguson, Esther Gilmore, Alex Marshall, Miguel Nogales and Lila Preston are the members of the management committee, which has voting and dispositive power over the shares held by Generation III. The address for Generation III is PO Box 255 Trafalgar Court, Les Banques, St Peter Port Guernsey, GYI 3QL (c/o 20 Air Street, London, W1B 5AN).
(12)Represents 5,846,640 shares of common stock held by DN Capital - Global Venture Capital III LP (“GVC III”). DN Capital - GVC III General Partner Limited is the ultimate parent entity of GVC III, and Shane Hollywood, Andrew Wignall and Keith Mackenzie, all of whom are directors, have voting and dispositive power over the shares held by GVC III. The address for GVC III is 26 New Street, St Heller, Jersey JE2 3RA.
(13)Represents 2,518,215 shares of common stock held by Prudential Impact Investments Private Equity LLC (“Prudential”). Prudential is an indirect wholly owned subsidiary of Prudential Financial, Inc., a publicly traded company. The address for Prudential is 751 Broad Street Plaza, 15th Floor, Newark, New Jersey 07102.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, our authorized capital stock will consist of 725,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share.
Pursuant to the provisions of our current certificate of incorporation, immediately prior to the completion of this offering, each outstanding share of our redeemable convertible preferred stock will automatically convert into common stock at a ratio of 1:1. Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into 127,410,631 shares of our common stock, as of June 30, 2021, there were:
•153,796,274 shares of our common stock outstanding, held by 293 stockholders of record;
•25,355,906 shares of our common stock issuable upon exercise of outstanding stock options;
•617,696 shares of our common stock issuable upon the settlement of outstanding RSUs; and
•256,250 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of June 30, 2021.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”
Voting Rights
Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
After the completion of this offering, no shares of our preferred stock will be outstanding. Following this offering and the private placement, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of June 30, 2021, we had outstanding stock options to purchase an aggregate of 25,355,906 shares of our common stock, with a weighted-average exercise price of $3.13 per share. Between June 30, 2021 and August 31, 2021, we granted stock options to purchase 1,040,500 shares of our common stock under the 2011 Plan, with an weighted-average exercise price of $13.12 per share.
Warrants
As of June 30, 2021, we had outstanding warrants to purchase an aggregate of 256,250 shares of our common stock, with a weighted-average exercise price of $0.42 per share.
Registration Rights
Following the completion of this offering and the private placement, the holders of 140,148,840 shares of our common stock or their permitted transferees, which include shares to be issued in the private placement, will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and includes demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, and stock transfer taxes, will be borne by the holders of the shares being registered.
The registration rights terminate three years following the completion of this offering or, with respect to any particular stockholder, at the time that stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights
The holders of an aggregate of 128,035,631 shares of our common stock, or their permitted transferees, are entitled to demand registration rights at any time after the earlier of (1) five years after the date of the amended and restated investors rights agreement or (2) 180 days after the effective date of the registration statement for this offering. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the request of holders of at least 40% of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 90 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $15 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement for up to 90 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after the effective date of this offering.
Form S-3 Registration Rights
The holders of an aggregate of 128,035,631 shares of our common stock or their permitted transferees are also entitled to Form S-3 registration rights. One or more holders of 40% of the outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million, net of selling expenses. We will be required, as soon as practicable and in any event within 45 days of the request, to file a registration statement on Form S-3 to register these shares for public resale. The holders may only require us to effect at most two registrations on Form S-3 in any 12-month period. We may postpone the filing of a registration statement for up to 90 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S-3 registration under certain additional circumstances specified in the amended and restated investors’ rights agreement.
Piggyback Registration Rights
If we register any of our common stock for public sale under the Securities Act and solely for cash, holders of an aggregate of 140,148,840 shares of our common stock or their permitted transferees having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.
The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned among the holders in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced (1) unless all other securities (other than securities to be sold by our company) are first excluded from the offering or (2) below 30% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-Takeover Provisions
The provisions of the DGCL, various state money transmitter laws to which we are subject, our amended and restated certificate of incorporation, and our restated bylaws following this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors or seek approval from the appropriate regulators. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Money Transmitter Licensing Statutes
Acquisitions of our stock above certain thresholds will be subject to prior regulatory notice or approval under state money transmitter licensing laws. While state statutes governing money transmitters vary, most require investors to receive the approval of, or provide notice to, the relevant licensing authority before exceeding a certain ownership threshold, including indirect ownership, in a licensed money transmitter. These ownership thresholds vary by state, with the lowest being at 10% of voting or non-voting shares outstanding. Accordingly, current or prospective investors seeking to acquire 10% or greater ownership of our stock in the aggregate would need to first obtain such regulatory approvals and provide such notices to the relevant regulators.
Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Board Vacancies. Our restated bylaws and certificate of incorporation will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•Classified Board. Our amended and restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.
•Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Restated Bylaws. Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our amended and restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our amended and restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.
•Choice of Forum. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and the Federal Forum Provision will, to the fullest extent permitted by law, apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court, to the fullest extent permitted by law. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5449.
Exchange Listing
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “RELY.”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options, shares issued upon settlement of RSUs and shares issued upon exercise of outstanding warrants, in the public market following this offering and the private placement could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon the completion of this offering and the private placement, based on the 153,796,274 shares of our common stock outstanding as of June 30, 2021, we will have a total of 161,421,274 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock, including the common stock to be issued in the private placement, will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, each of our directors, executive officers, and the holders of substantially all of our outstanding equity securities have entered into market standoff agreements with us or will be subject to a lock-up period under the lock-up agreements described below.
As a result of the market standoff agreements with us or lock-up agreements with the underwriters and subject to the provisions of Rule 144 and Rule 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the first trading day on which our common stock is traded on Nasdaq, all of the shares sold in this offering will be immediately available for sale in the public market;
•beginning on the first trading day on which our common stock is traded on Nasdaq, up to approximately 3.2 million shares will become eligible for sale in the public market, which shares are held by our current and former service providers (including shares issuable upon exercise of vested options);
•immediately prior to the commencement of trading on November 24, 2021, up to approximately 23.6 million shares (including shares issuable upon exercise of vested options and vesting of RSUs) may become eligible for sale in the public market if (i) we release our earnings announcement for the quarter ending September 30, 2021 on or before November 15, 2021 and (ii) the closing price of our common stock on the Nasdaq is at least 20% greater than the price per share set forth on the cover page of this prospectus for at least four of the five trading days during the period commencing on November 15, 2021 and ending on November 19, 2021;
•on the 181st day after the date of this prospectus (subject to earlier termination if such date would occur during a blackout period under our insider trading policy as described under the section titled “Underwriting”), all remaining shares held by our stockholders not previously eligible for sale, subject to the volume and other restrictions of Rule 144 applicable to affiliates, as described below, will become eligible for sale in the public market.

Lock-Up Agreements
All of our executive officers, directors and other holders of substantially all of our equity securities, including the private placement investor, are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, pledging, granting any option to purchase, lend or otherwise dispose of any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of such common stock (such options, warrants or other securities, collectively, “derivative instruments”), engaging in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of such common stock or derivative instruments, or publicly disclosing the intention to engage in any such transaction, for a period of 180 days following the date of this prospectus, subject to earlier termination if such date would occur during a blackout period under our insider trading policy as described under the section titled “Underwriting”, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, provided that:
•The First Release: on the first trading day on which our common stock is traded on Nasdaq, up to 15% of the shares of our common stock (including shares issuable upon exercise of options and shares of common stock that are subject to vesting conditions due to the early exercise of options that, in each case, will vest on or prior to September 30, 2021) held by current or former employees, consultants and advisors (excluding our current executive officers and directors) on the date of the initial preliminary prospectus filed in connection with this offering may be sold; and
•The Second Release: if the conditions to the Second Release described under the section titled “Underwriting” are satisfied, then beginning on November 24, 2021:
◦current or former employees, consultants and advisors (excluding our current executive officers and directors) may sell up to 15% of the shares of common stock held as of November 19, 2021 (including shares issuable upon exercise of options, shares of common stock that are subject to vesting conditions due to the early exercise of options and RSUs that, in each case, will vest on or prior to December 15, 2021) (the “Second Release Eligible Securities”); and
◦all other stockholders may sell up to the greater of (x) the number of shares of common stock that would result in receipt of net proceeds to the holder in an amount equal to the exercise and tax costs incurred by such holder with respect to options exercised in the 18 months preceding this offering and (y) 15% of the Second Release Eligible Securities.
We currently expect that the number of shares eligible to be sold in the First Release would equal approximately 3.2 million shares, which includes shares issuable upon exercise of vested options. We currently expect that the number of shares eligible to be sold in the Second Release would equal approximately 23.6 million shares, which includes shares issuable upon exercise of vested options and settlement of RSUs and assuming all shares that were eligible to be sold on the First Release were sold during such period.
These lock-up agreements are also subject to certain customary exceptions. Additionally, if the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lock-up period applicable to our directors, officers, and securityholders will instead end prior to the commencement of trading on the second trading day following the release of our regular earnings announcement for the fiscal year ended December 31, 2021; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. We will publicly announce the date of any early release described in this paragraph at least two trading days prior to such early release. See the section titled “Underwriting” for additional information.

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately 1,614,213 shares immediately after this offering and the private placement; or
•the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Stock Options and Restricted Stock Units
As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and restricted stock units and the shares of common stock reserved for issuance under our equity incentive plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.
Registration Rights
We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or the Medicare contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1988, as amended (the “Code”), such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•non-U.S. governments and international organizations;
•broker-dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than five percent of our common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions
We do not anticipate paying any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under “—Gain on Disposition of Our Common Stock.”
Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on Disposition of Our Common Stock
Subject to the discussions below per the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.
If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a U.S. real property holding corporation if U.S. real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. However, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident”

are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Backup Withholding and Information Reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the Non-U.S. Holder is, in fact, a U.S. person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments, including dividends on our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under previously finalized Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock, but proposed Treasury Regulations provide that no withholding will apply with respect to payments of gross proceeds with respect to the disposition of our common stock. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed Treasury Regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITING
We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
William Blair & Company, L.L.C.
JMP Securities LLC
KeyBanc Capital Markets Inc.
Nomura Securities International, Inc.
Total	12,162,777
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,269,627 shares of common stock from us and up to an additional 554,790 shares of common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,824,417 additional shares from us and the selling stockholders.

	Per Share	Total
		No Exercise	Full Exercise
Underwriting discounts and commissions paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or other registered broker-dealers or selling agents. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Our executive officers, directors and other holders of substantially all of our equity securities, have agreed with the underwriters, subject to certain exceptions, not to, except with the prior written consent of Goldman Sachs & Co.

LLC and J.P. Morgan Securities LLC, in their sole discretion, through the date 180 days after the date of this prospectus:
•offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of such common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of such common stock (we refer to such options, warrants or other securities, collectively, as derivative instruments);
•engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of such common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of such common stock or other securities, in cash or otherwise; or
•otherwise publicly announce any intention to engage in any of the foregoing.
Notwithstanding the foregoing,
•The First Release: on the first trading day on which our common stock is traded on Nasdaq, up to 15% of the shares of our common stock (including shares issuable upon exercise of options and shares of common stock that are subject to vesting conditions due to the early exercise of options that, in each case, will vest on or prior to September 30, 2021) held by current or former employees, consultants and advisors (excluding our current executive officers and directors) on the date of the initial preliminary prospectus filed in connection with this offering may be sold; and
•The Second Release: if we have announced our earnings results for the quarter ended September 30, 2021 by November 15, 2021 and the last reported closing price of our common stock is at least 20% greater than the initial public offering price for 4 out of 5 trading days during the period commencing on November 15, 2021 and ending on November 19, 2021, then beginning on November 24, 2021:
▪current or former employees, consultants and advisors (excluding our current executive officers and directors) may sell up to 15% of the shares of common stock held as of November 19, 2021 (including shares issuable upon exercise of options, shares of common stock that are subject to vesting conditions due to the early exercise of options and RSUs that, in each case, will vest on or prior to December 15, 2021) (the “Second Release Eligible Securities”); and
▪all other stockholders may sell up to the greater of (x) the number of shares of common stock that would result in receipt of net proceeds to the holder in an amount equal to the exercise and tax costs incurred by such holder with respect to options exercised in the 18 months preceding this offering and (y) 15% of the Second Release Eligible Securities.
The foregoing restrictions do not apply to, among other things, and subject in certain cases to various conditions (including no filing requirements and the transfer of the lock-up restrictions), to transfers of common stock or derivative instruments:
i.acquired in open market transactions after the completion of this offering;
ii.as a bona fide gift or charitable contribution, or for bona fide estate planning purposes;
iii.to an immediate family member or a trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the lock-up party or an immediate family member of such lock-up party;

iv.to any beneficiary of or estate of a beneficiary of the lock-up party pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent in connection with the death of the lock-up party;
v.by operation of law, such as pursuant to a qualified domestic order of a court (including a divorce settlement, divorce decree or separation agreement) or regulatory agency;
vi.to limited partners, general partners, members, stockholders or holders of similar equity interests of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party, or to any affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership, and where the lock-up party is a corporation, to any wholly-owned subsidiary of such corporation);
vii.if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
viii.to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (ii) through (vii);
ix.to us or our subsidiaries in connection with the repurchase of the lock-up party’s shares in connection with the termination of such lock-up party’s employment or any other relationship with us pursuant to contractual agreements with us;
x.through the disposition or forfeiture of the lock-up party’s shares to us or our subsidiaries to satisfy any income, employment or tax withholding and remittance obligations of the lock-up party or the employer of the lock-up party in connection with the vesting of restricted stock, restricted stock units or other incentive awards settled in shares of common stock held by the lock-up party or the payment due for the exercise of options (including a transfer to us for the “net” or “cashless” exercise of options);
xi.to us or our subsidiaries through the exercise of a stock option granted under a stock incentive plan or stock purchase plan or a warrant described in this prospectus by the lock-up party, and the receipt by the lock-up party from us of shares of common stock upon any such exercise;
xii.pursuant to a bona fide third party tender offer for all outstanding common stock, merger, consolidation or other similar transaction involving a change of control of us and approved by our board of directors;
xiii.to us in connection with the reclassification, repurchase, redemption, conversion or exchange of our common stock or outstanding preferred stock in connection with the consummation of this offering;
xiv.sales of shares of common stock pursuant to the terms of the Underwriting Agreement; or
xv.in the case of our Chief Executive Officer and Chief Operating Officer, as an existing pledge by the lock-up party that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as the lock-up party continues to exercise voting control over such pledged shares.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Additionally, if the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lock-up period applicable to our directors, officers, and securityholders will instead end prior to the commencement of trading on the second trading day following the release of our regular earnings announcement for the fiscal year ended December 31, 2021; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. We will publicly announce the date of any early release described in this paragraph at least two trading days prior to such early release.
We have agreed with the underwriters, subject to certain exceptions, not to, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus:
•offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any shares of common stock, or any derivative instruments;
•enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, or any derivative instruments; or
•otherwise publicly announce any intention to engage in any of the foregoing.
Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated among us. the selling stockholders, and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “RELY.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $5.0 million. We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with the offering, including up to $55,000 relating to the clearance of this offering with FINRA. We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are also lenders under our Credit Agreement and may be lenders under the New Revolving Credit Facility in the future. In the ordinary course of our business, we have relationships with affiliates of certain of the underwriters governing payment acceptance.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each member state of the EEA (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives; or

(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore

(the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(1)to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(2)where no consideration is or will be given for the transfer;
(3)where the transfer is by operation of law;
(4)as specified in Section 276(7) of the SFA; or
(5)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
China
This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Brazil
The shares have not been, and will not be, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). The shares may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The shares are not being offered into Brazil. Documents relating to the offering of the shares, as well as information contained therein, may not be supplied to the public in Brazil, nor be used in connection with any public offer for subscription or sale of the shares to the public in Brazil.

PRIVATE PLACEMENT
PayU Fintech Investments B.V., an existing stockholder (“PayU”), will purchase from us in a private placement a number of shares of our common stock with an aggregate purchase price equal to (1) approximately $25.0 million or (2) if a $25.0 million purchase of shares of our common stock results in PayU possessing the right to vote securities that in the aggregate represents more than 24.99% of the outstanding voting power of the company immediately after the closing of the initial public offering and the private placement (the “ownership threshold”), then the dollar amount below $25.0 million that results in PayU purchasing shares of our common stock up to the ownership threshold, at a price per share equal to the initial public offering price. Based upon an assumed initial public offering price of $40.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming PayU purchases shares of common stock equal to approximately $25.0 million, this would be 625,000 shares of common stock. Sales. The private placement is conditioned upon the closing of this offering and other conditions to closing, including the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, if such a filing is deemed to be required. Accordingly, this offering is not contingent upon the closing of the private placement and there can be no assurance that the private placement will be consummated. The sale of these shares to PayU will not be registered in this offering.
LEGAL MATTERS
Fenwick & West LLP, Seattle, Washington, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel to the underwriters.
EXPERTS
The consolidated financial statements as of December 31, 2019 and 2020 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.remitly.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our common stock.

REMITLY GLOBAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Remitly Global, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Remitly Global, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' deficit and of cash flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts for the years ended December 31, 2020 and 2019 appearing under Item 16(b) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
April 1, 2021
We have served as the Company's auditor since 2016.

REMITLY GLOBAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,		June 30,
	2019	2020	2021
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$182,354	$186,694	$173,363
Disbursement prefunding	31,839	101,558	51,248
Customer funds receivable	29,522	50,729	59,567
Prepaid expenses and other current assets	4,816	6,350	12,188
Total current assets	248,531	345,331	296,366
Restricted cash	1,166	1,381	271
Property and equipment, net	9,353	9,675	9,397
Operating lease right-of-use assets	6,458	5,605	4,518
Other non-current assets	551	997	2,081
Total assets	$266,059	$362,989	$312,633
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$202	$4,256	$7,332
Borrowings	45,000	80,000	—
Customer liabilities	83,015	54,819	72,398
Accrued expenses and other current liabilities	13,735	39,742	47,930
Operating lease liabilities	2,618	2,959	2,826
Total current liabilities	144,570	181,776	130,486
Operating lease liabilities, non-current	5,397	4,008	2,703
Other non-current liabilities	15	827	892
Total liabilities	149,982	186,611	134,081
Commitments and contingencies (Note 14)
Redeemable convertible preferred stock, $0.0001 par value; 122,833,938, 132,674,735 and 132,674,735 shares authorized as of December 31, 2019, December 31, 2020 and June 30, 2021 (unaudited), respectively; 117,788,521, 127,082,605 and 127,410,631 shares issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021 (unaudited), respectively; liquidation preference of $314,815, $399,815, and $402,815 as of December 31, 2019 and 2020 and June 30, 2021 (unaudited), respectively	302,873	387,707	390,687
Stockholders' deficit
Common stock, $0.0001 par value; 168,000,000 as of December 31, 2019 and 190,000,000 shares authorized as of December 31, 2020 and June 30, 2021 (unaudited), respectively; 22,425,112, 24,289,906 and 26,385,643 shares issued and outstanding, as of December 31, 2019, December 31, 2020 and June 30, 2021 (unaudited), respectively	2	2	3
Additional paid-in capital	1,292	8,766	17,193
Accumulated other comprehensive income	34	591	575
Accumulated deficit	(188,124)	(220,688)	(229,906)
Total stockholders' deficit	(186,796)	(211,329)	(212,135)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$266,059	$362,989	$312,633

REMITLY GLOBAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Revenue	$126,567	$256,956	$105,149	$202,106
Costs and expenses
Transaction Expenses(1)	55,858	110,414	46,210	87,615
Customer Support and Operations(1)	17,445	25,428	10,163	20,430
Marketing(1)	43,542	73,804	32,107	52,274
Technology and Development(1)	32,008	40,777	19,059	26,842
General and Administrative(1)	25,658	31,656	14,341	22,890
Depreciation and Amortization	2,658	4,060	1,857	2,571
Total costs and expenses	177,169	286,139	123,737	212,622
Loss from operations	(50,602)	(29,183)	(18,588)	(10,516)
Interest income	1,111	273	174	10
Interest expense	(1,608)	(1,189)	(780)	(536)
Other (expense) income, net	(34)	(1,302)	(1,496)	2,648
Loss before provision for income taxes	(51,133)	(31,401)	(20,690)	(8,394)
Provision for income taxes	259	1,163	440	824
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Deemed dividend on redeemable convertible preferred stock	(12,134)	—	—	—
Net loss attributable to common stockholders	$(63,526)	$(32,564)	$(21,130)	$(9,218)
Net loss per share attributable to common stockholders:
Basic and diluted	$(2.98)	$(1.52)	$(1.01)	$(0.40)
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	21,290,784	21,459,062	20,840,834	23,216,865
_______________
(1)  Exclusive of depreciation and amortization, shown separately, above

REMITLY GLOBAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Other comprehensive income (loss):
Foreign currency translation adjustments	67	557	(63)	(16)
Comprehensive loss	$(51,325)	$(32,007)	$(21,193)	$(9,234)

REMITLY GLOBAL, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2020
(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2019	97,420,191	$173,958	22,595,886	$2	$2,773	$(33)	$(123,746)	$(121,004)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $5,230	22,663,933	129,770	—	—	—	—	—	—
Repurchase and retirement of preferred and common stock in connection with tender offer	(2,295,603)	(855)	(2,053,690)	—	(6,173)	—	(12,986)	(19,159)
Issuance of common stock in connection with stock option exercises and vesting of early exercised options	—	—	1,882,916	—	1,044	—	—	1,044
Stock-based compensation expense	—	—	—	—	3,648	—	—	3,648
Other comprehensive income	—	—	—	—	—	67	—	67
Net loss	—	—	—	—	—	—	(51,392)	(51,392)
Balances as of December 31, 2019	117,788,521	302,873	22,425,112	2	1,292	34	(188,124)	(186,796)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs of $167	9,294,084	84,834	—	—	—	—	—	—
Repurchase and retirement of preferred and common stock in connection with tender offer	—	—	—	—	—	—	—	—
Issuance of common stock in connection with stock option exercises and vesting of early exercised options	—	—	1,864,794	—	2,212	—	—	2,212
Stock-based compensation expense	—	—	—	—	5,262	—	—	5,262
Other comprehensive income	—	—	—	—	—	557	—	557
Net loss	—	—	—	—	—	—	(32,564)	(32,564)
Balances as of December 31, 2020	127,082,605	$387,707	24,289,906	$2	$8,766	$591	$(220,688)	$(211,329)

REMITLY GLOBAL, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021
(In thousands, except share amounts)
(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2020	117,788,521	$302,873	22,425,112	$2	$1,292	$34	$(188,124)	$(186,796)
Issuance of common stock upon exercise of stock options and vesting of early exercised options	—	—	701,803	—	926	—	—	926
Stock-based compensation expense	—	—	—	—	2,523	—	—	2,523
Other comprehensive loss	—	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	—	(21,130)	(21,130)
Balances as of June 30, 2020	117,788,521	$302,873	23,126,915	$2	$4,741	$(29)	$(209,254)	$(204,540)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2021	127,082,605	$387,707	24,289,906	$2	$8,766	$591	$(220,688)	$(211,329)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	328,026	2,980	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options and vesting of early exercised options	—	—	2,069,978	1	4,033	—	—	4,034
Issuance of common stock	—	—	25,759	—	169	—	—	169
Stock-based compensation expense	—	—	—	—	4,225	—	—	4,225
Other comprehensive loss	—	—	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	—	—	(9,218)	(9,218)
Balances as of June 30, 2021	127,410,631	$390,687	26,385,643	$3	$17,193	$575	$(229,906)	$(212,135)

REMITLY GLOBAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	2,658	4,060	1,857	2,571
Stock-based compensation expense	3,648	5,264	2,523	4,225
Other	37	2	50	(38)
Changes in operating assets and liabilities:
Disbursement prefunding	17,105	(69,719)	(794)	50,310
Customer funds receivable	(17,410)	(20,028)	(8,260)	(8,863)
Prepaid expenses and other assets	(2,235)	(1,959)	(2,617)	(5,527)
Operating lease right-of-use assets	1,997	2,376	1,690	1,336
Accounts payable	(1,488)	4,044	409	1,845
Customer liabilities	54,182	(29,073)	(27,658)	17,376
Accrued expenses and other liabilities	3,526	25,935	8,188	7,937
Operating lease liabilities	(2,193)	(2,547)	(1,844)	(1,678)
Net cash provided by (used in) operating activities	8,435	(114,209)	(47,586)	60,276
Cash flows from investing activities
Purchases of property and equipment	(5,049)	(2,064)	(1,394)	(671)
Capitalized internal-use software costs	(2,160)	(2,306)	(978)	(1,581)
Net cash used in investing activities	(7,209)	(4,370)	(2,372)	(2,252)
Cash flows from financing activities
Proceeds from exercise of stock options	1,034	2,382	1,019	4,374
Repurchase and retirement of common stock in connection with tender offer	(7,024)	—	—	—
Repayment of term loan	(2,772)	—	—	—
Proceeds from (payments of) revolving credit facility borrowings, net	9,000	35,000	(27,000)	(80,000)
Repurchase and retirement of redeemable convertible preferred stock in connection with tender offer	(12,991)	—	—	—
Net proceeds from issuance of Series F and E redeemable convertible preferred stock, net of issuance costs	129,770	84,834	—	2,980
Net cash provided by (used in) financing activities	117,017	122,216	(25,981)	(72,646)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	329	918	(122)	181
Net increase (decrease) in cash, cash equivalents and restricted cash	118,572	4,555	(76,061)	(14,441)
Cash, cash equivalents, and restricted cash at beginning of period	64,948	183,520	183,520	188,075
Cash, cash equivalents, and restricted cash at end of period	$183,520	$188,075	$107,459	$173,634
Supplemental disclosure of cash flow information
Cash paid for interest	$1,563	$1,061	$611	$497
Cash paid for income taxes	$186	$421	$213	$93
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$8,455	$1,523	$1,899	$251
Vesting of early exercised options	$36	$185	$20	$101
Net change in deferred offering costs, accrued but not paid	$—	$—	$—	$1,231
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$182,354	$186,694	$106,276	$173,363
Restricted cash	1,166	1,381	1,183	271
Total cash, cash equivalents and restricted cash	$183,520	$188,075	$107,459	$173,634

REMITLY GLOBAL, INC.
Notes to Consolidated Financial Statements
1.Description of Business
Remitly Global, Inc. (the “Company”) was incorporated in the State of Delaware in October 2018 and is headquartered in Seattle, Washington, with various other global office locations.
Remitly, Inc. is a wholly owned subsidiary of Remitly Global, Inc. and was incorporated in the State of Delaware in May 2011. Remitly, Inc. provides integrated financial services to immigrants, including helping customers send money internationally in a quick, reliable, and more cost-effective manner by leveraging digital channels. Remitly, Inc. supports cross-border transmissions across the globe.
2.Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Remitly Global, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of June 30, 2021, the interim consolidated statements of operations, of comprehensive loss, of cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2020 and 2021, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of operations and cash flows for the six months ended June 30, 2020 and 2021.The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.
Risks and Uncertainties
The Company continues to be subject to the risks and challenges associated with other companies at a similar stage of development, including risks associated with: dependence on key personnel; successful marketing and use of its service and adaptation of such solutions to changing market dynamics and customer preferences; competition from alternative products and services, including from larger companies that have greater name recognition, longer operating histories, more and better established customer relationships and greater resources than the Company; and the ability to raise additional borrowing or capital to support future growth. The Company believes that existing cash and cash equivalents will be sufficient to meet projected operating requirements for at least the next 12 months from the annual issuance of April 1, 2021 and the interim issuance of August 30, 2021 (unaudited). Since inception through December 31, 2019 and 2020 and June 30, 2021 (unaudited), the Company has incurred losses from operations, negative cash flows from operations, and had an accumulated deficit of $188.1 million, $220.7 million and $229.9 million, respectively, and has been dependent on equity and debt financing to fund operations.
The Company’s ability to provide a reliable service largely depends on the efficient and uninterrupted operation of its computer information systems and those of its service providers. Any significant interruptions could harm its business and reputation and result in a loss of business. Further, the Company has been and continues to be the subject of cyber-attacks, including distributed denial of service attacks. These attacks are primarily aimed at interrupting its business, exposing the Company to financial losses, or exploiting information security vulnerabilities. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to the Company or any material damage to its reputation, and disruptions related to cybersecurity have not caused any material disruption to the Company’s business. Although the Company has taken steps and made investments to prevent security breaches and systems disruptions, the Company’s measures may not be successful, and it may experience material breaches, disruptions or other problems in the future.
COVID-19
The COVID-19 pandemic has caused significant disruption worldwide and many of the Company’s customers and employees have been impacted. With travel restrictions and shelter-in-place policies, the demand for digital remittances has increased, and this has driven a significant acceleration in the Company’s new customer and revenue growth.
The Company has also experienced, and may continue to experience, a modest adverse impact on the Company’s business practices, including as a result of transitioning part of the Company’s workforce to work from home and establishing strict health and safety protocols for the Company’s offices. The Company’s customer support and operations teams, both internal and third-party, have been impacted, which has affected the Company’s ability to service customer needs due to longer wait times and its ability to hire personnel quickly.
Certain operating expenses have grown more slowly due to reduced business travel and the virtualization or cancellation of events. While a reduction in some operating expenses may have an immediate positive impact on the Company’s operating results, the Company does not yet have visibility into the full impact this will have on the Company’s business longer term. As COVID-19 vaccination rates increase and people begin to return to offices and other workplaces and travel more, the positive impacts of the COVID-19 pandemic on the Company’s business may slow or decline.
The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. The Company does not yet know the full extent of potential impacts on its business or operations.
The Company will continue to actively monitor the situation and may take further actions that may alter its business practices as may be required by federal, state, or local authorities or that it determines are in the best interests of the Company’s employees, customers, or business partners.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to, revenue recognition including the treatment of sales incentive programs, reserves for transaction losses, stock-based compensation including the estimated fair value per share of common stock, the carrying value of operating lease right-of-use assets, the recoverability of deferred tax assets, and capitalization of software development costs. The Company bases its estimates on historical experience and on assumptions that management considers reasonable. Actual results could differ from these estimates and assumptions, and these differences could be material to the consolidated financial statements.

Cash and Cash Equivalents
The Company holds its cash and cash equivalents with financial institutions throughout the world, which management assesses to be of high credit quality. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents, so long as the Company has legal title to such amounts held in these accounts. Amounts that are held in accounts for which the Company does not have legal title to are recorded separately in our consolidated balance sheets, typically as disbursement prefunding balances. Cash and cash equivalents consist of cash on hand and various deposit accounts.
Restricted Cash
Restricted cash primarily consists of cash collateral that the Company maintains with various payment processors in connection with its contractual obligation. The Company has relationships with certain payment processors that are responsible for processing the Company’s incoming customer payments. These processors require the Company to maintain certain restricted cash balances as collateral throughout the term of the processor arrangement. As of December 31, 2019 and 2020 and June 30, 2021 (unaudited), the Company had $1.2 million, $1.4 million and $0.3 million of restricted cash, respectively.
Restricted cash has been classified as a non-current asset on the consolidated balance sheets as it is not expected to be released within one year of the balance sheet date.
Disbursement Prefunding
The Company maintains relationships with disbursement partners in various countries. These partners are responsible for disbursing funds to recipients. The Company may maintain prefunding balances with these disbursement partners, so they are able to fulfill customer requests. The Company does not earn interest on these balances. The balances are not compensating balances and are not legally restricted. The Company is exposed to the risk of loss in the event the Company’s disbursement partners fail, for any reason, to disburse funds to recipients according to the Company’s instructions. Such reasons could include mistakes by the Company’s disbursement partners in processing payment instructions or failing to correctly classify and process error categories, or insolvency or fraud by the Company’s disbursement partners. The Company maintains a loss reserve for these accounts and is included in accrued expenses and other current liabilities within the consolidated balance sheets. However, historical losses for the disbursement funding accounts have been inconsequential.
Customer Funds Receivable
When customers fund their transactions using credit cards or debit cards, there is a clearing period before the cash is received by the Company from the payment processors of usually one business day. Similarly, when customers provide bank information and authorization for the Company to receive funds via electronic funds transfer, the transactions are submitted via batch and received into cash usually in one to three business days. These card and electronic funds are treated as a receivable from the bank until the cash is received by the Company. The Company does not maintain a reserve as historical losses have not been material.
Foreign Currency Translation
The functional currencies of the Company’s international subsidiaries in Australia, Canada, Ireland, United Kingdom, and Singapore are each country’s local currency. The functional currency of the Company’s international subsidiaries in Poland and Nicaragua is the U.S. dollar. The results of operations for the Company’s international subsidiaries, with functional currencies other than the U.S. dollar, are translated from the local currency into U.S. dollars using the average exchange rates during each period. All assets and liabilities are translated using exchange rates at the end of each period. All equity transactions and certain assets are translated using historical rates. The consolidated financial statements are presented in U.S. dollars.

Fair Value of Financial Instruments
The Company establishes the fair value of its certain assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying values of cash equivalents, disbursement prefunding, customer funds receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and customer liabilities approximate their respective fair values due to their relative short maturities.
Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:
Level 1Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.
Level 3Inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.
Concentration of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, disbursement prefunding, restricted cash, and customer funds receivable. The Company maintains cash and cash equivalents and restricted cash balances that may exceed the insured limits by the Federal Deposit Insurance Corporation. In addition, the Company funds its international operations using accounts with institutions in Australia, Canada, Nicaragua, the Philippines, Poland, Singapore, India and the United Kingdom. The Company also prefunds amounts which are held by the Company’s disbursement partners, primarily in the Philippines and Mexico. The Company has not experienced any significant losses on its deposits of cash and cash equivalents, disbursement prefunding, restricted cash or customer funds receivable for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (unaudited).
For the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (unaudited), no individual customer represented 10% or more of the Company’s total revenue or customer funds receivable.
Deferred Offering Costs
Deferred offering costs of $1.2 million have been recorded as other non-current assets on the consolidated balance sheet as of June 30, 2021 (unaudited) and consist of expenses incurred in connection with the anticipated sale of the Company's common stock in an initial public offering ("IPO"), including legal, accounting, printing, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders' deficit and recorded against the proceeds from the offering. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses in the consolidated statement of operations. As of December 31, 2020, the Company had not incurred such costs.

Property and Equipment, Net
Property and equipment is stated at cost, less accumulated depreciation and amortization.
Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Lives
Capitalized internal-use software	3 years
Computer and office equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or remaining lease term
When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the consolidated statements of operations in the period of disposition. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.
Leases
A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Company adopted ASU No. 2016-02 “Leases - Topic 842” (“ASC 842”) and all subsequent ASUs that modified ASC 842 on January 1, 2020 and elected to apply the guidance to the comparative period.
The Company’s lease portfolio is primarily office space that is classified as operating leases. The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Lease classification is determined at the lease commencement date. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term. The ROU asset is initially measured at cost, which is based on the lease liability adjusted for lease prepayments, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in most of its leases is not readily determinable, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option.
The Company utilized certain practical expedients and policy elections available under the lease accounting standard. The Company has elected to combine lease and non-lease components as a single lease component for its real estate leases. The Company also elected not to recognize ROU assets and lease liabilities on it’s consolidated balance sheets for leases that have a lease term of 12 months or less. The Company recognizes lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.
Lease expense for operating leases is recognized on a straight-line basis over the lease term, which is the non-cancelable term adjusted for any renewal and termination options that are considered reasonably certain. Operating leases are included in operating lease ROU assets, operating lease liabilities, and operating lease liabilities, non-current on the consolidated balance sheets.

During the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (unaudited), the Company did not have any material finance leases.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the carrying value of the asset. If impairment exists, the asset is written down to its estimated fair value. During the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (unaudited), no impairment of long-lived assets was recorded.
Customer Liabilities
The Company recognizes transactions processed from customers but not yet disbursed to recipients as customer liabilities on the accompanying consolidated balance sheets. Customer liabilities are typically funds in-transit and the duration is typically one-two days.
Revenue Recognition
See Note 3 for information related to the Company’s revenue recognition.
Sales Incentives
The Company provides sales incentives to customers in a variety of forms. Cash incentives given to customers are accounted for as reductions to revenue, up to the point where net historical cumulative revenue, at the customer level, is reduced to zero. Those additional incentive costs that would have caused the customer level revenue to be negative are classified as advertising expenses and are included as a component of marketing expenses. In addition, referral credits given to a referrer are classified as marketing expenses.
For the years ended December 31, 2019 and 2020, payments made to customers resulted in: reductions to revenue of $7.9 million and $15.7 million, respectively; and, charges to sales and marketing expense of $6.1 million and $9.8 million, respectively.
For the six months ended June 30, 2020 and 2021 (unaudited), payments made to customers resulted in: reductions to revenue of $8.5 million and $9.0 million, respectively; and, charges to sales and marketing expense of $5.2 million and $5.8 million, respectively.
Transaction Expenses
Transaction expenses include fees paid to disbursement partners for paying funds to the recipient, provisions for transaction losses, fees paid to payment processors for funding transactions, bad debt expense, fraud prevention costs and costs for compliance tools.
Reserve for Transaction Losses
The Company is exposed to transaction losses including chargebacks, unauthorized credit card use, and fraud associated with customer transactions. The Company establishes reserves for such losses based on historical trends and any specific risks identified in processing customer transactions. This reserve is included in accrued expenses and other current liabilities on the consolidated balance sheets. The provision for transaction losses is included as a component of transaction expenses in the consolidated statements of operations and comprehensive loss.

The table below summarizes the Company’s reserve for transaction losses for the years ended December 31, 2019 and 2020:

	Years Ended December 31,
(in thousands)	2019	2020
Balance at the beginning of year	$497	$798
Provisions for transaction losses	7,859	19,663
Losses incurred, net of recoveries	(7,558)	(17,211)
Balance at end of year	$798	$3,250
The table below summarizes the Company’s reserve for transaction losses for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
(in thousands)	2020	2021
	(unaudited)
Balance at the beginning of period	$798	$3,250
Provisions for transaction losses	8,625	14,573
Losses incurred, net of recoveries	(7,662)	(15,502)
Balance at end of period	$1,761	$2,321
Advertising
Advertising expenses are charged to operations as incurred and are included as a component of marketing expenses. Advertising expenses totaled $33.0 million and $62.0 million during the years ended December 31, 2019 and 2020, respectively, and are used primarily to attract new customers.
Advertising expenses totaled $26.6 million and $44.5 million during the six months ended June 30, 2020 and 2021 (unaudited), respectively.
Customer Support and Operations
Customer support and operations expenses consist primarily of personnel-related expenses associated with the Company’s customer support and operations organization, including salaries, benefits, and stock-based compensation, as well as third-party costs for customer support services, and travel and related office expenses. This includes the Company’s customer service teams which directly support the Company’s customers, consisting of online support and call centers, and other costs incurred to support the Company’s customers, including related telephony costs to support these teams, and investments in tools to effectively service the Company’s customers, as well as increased customer self-service capabilities. Customer support and operations expenses also include corporate communication costs and professional services fees.
Marketing
Marketing expenses consist primarily of advertising costs used to attract new customers. Marketing expenses also include personnel-related expenses associated with the Company’s marketing organization, including salaries, benefits, and stock-based compensation, promotions, costs for software subscription services dedicated for use by the Company’s marketing organization, and outside services contracted for marketing purposes.
Technology and Development
Technology and development expenses consist primarily of personnel-related expenses for employees involved in the research, design, development and maintenance of both new and existing products and services, including salaries, benefits and stock-based compensation. Technology and development expenses also include professional services fees and costs for software subscription services dedicated for use by the Company’s technology and development teams. Technology and development costs are generally expensed as incurred and do not include software development costs which qualify for capitalization as internal-use software. The amortization of Internal use-software costs which were capitalized in accordance with ASC 350-40, Intangibles - Goodwill and Other-Internal Use Software, are separately presented under the caption ‘Depreciation and Amortization’ in our Consolidated Statements of Operations.
General and Administrative
General and administrative expenses consist primarily of personnel-related expenses for the Company’s finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, and stock-based compensation. General and administrative expenses also include professional services fees, costs for software subscriptions, facilities costs, and other corporate expenses.
Capitalized Internal-Use Software Costs
The Company accounts for software development costs incurred in connection with its internal-use software in accordance with ASC 350-40, Intangibles - Goodwill and Other-Internal Use Software. Costs incurred in the preliminary stages of development are expensed as incurred. Once an app has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.
Internal-use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company capitalized $2.2 million and $2.3 million for internal-use software costs during the years ended December 31, 2019 and 2020, respectively. Stock-based compensation costs included in capitalized software costs were $0.1 million for each of the years ended December 31, 2019 and 2020. The Company recorded amortization expense of $0.9 million and $1.6 million for the years ended December 31, 2019 and 2020, respectively. There has been no impairment of previously capitalized costs during the years ended December 31, 2019 and 2020.
The Company capitalized $1.0 million and $1.5 million for internal-use software costs during the six months ended June 30, 2020 and 2021 (unaudited). The Company capitalized $0.1 million of stock-based compensation costs to internal-use software during both the six months ended June 30, 2020 and 2021 (unaudited). The Company recorded amortization expense of $0.7 million and $1.2 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively. There has been no impairment of previously capitalized costs during the six months ended June 30, 2020 and 2021 (unaudited).
Segment and Geographic Information
See Note 16 for information related to the Company’s segment reporting and geographic information.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is computed using the two-class method required for participating securities. All series of the Company’s redeemable convertible preferred stock and early exercised stock options are considered to be participating securities because all holders are entitled to receive dividends on a pari passu basis in the event that a dividend is declared on the common stock.
Under the two-class method, basic net loss per share is computed by dividing net loss adjusted to include deemed dividends on redeemable convertible preferred stock by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common shares by the weighted-average number of common shares determined for the basic earnings per share plus the dilutive effect of stock options, restricted stock units (“RSUs”), warrants and redeemable convertible preferred stock. As the Company had losses for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (unaudited), all potentially dilutive securities are anti-dilutive, and accordingly, basic net loss per share equaled diluted net loss per share.
Stock-Based Compensation
The Company accounts for stock-based compensation expense by calculating the estimated fair value of each employee and nonemployee award at the grant date or modification date by applying the Black-Scholes option pricing model (the “model”). The model utilizes the estimated value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rate, and expected dividend yield of the common stock. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are recognized in the period in which they occur.
The Company calculates the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the requisite service period and the contractual term of the award.
The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data.
The Company’s expected dividend yield is zero as it has not declared nor paid any dividends during the years ended December 31, 2019 and 2020 or the six months ended June 30, 2020 and 2021 (unaudited) and does not currently expect to do so in the future. The risk-free interest rate used in the model is based on the implied yield currently available in the U.S. Treasury securities at maturity with an equivalent term.
In a tender offer when the deemed dividend amount was in excess of the APIC balance at the date of the transaction, APIC was first reduced to zero with the excess being reported as an increase to accumulated deficit as the Company does not have retained earnings.
The Company’s Equity Plan, as defined in Note 10, allows for early exercise of employee stock options whereby the option holder is allowed to exercise prior to vesting. The consideration received for an early exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability and reflected in accrued expenses and other current liabilities in the consolidated balance sheets. This liability is reclassified to additional paid-in capital as the awards vest. Any unvested shares are subject to repurchase by the Company at their original exercise price.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that these assets are believed more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. We recognize and measure uncertain tax positions in accordance with U.S. GAAP, pursuant to which we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company’s policy is to recognize interest and penalties related to income taxes as a component of provision for income taxes.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases - Topic 842 (“ASC 842”), which has subsequently been clarified and amended by ASUs 2017-13, 2018-01, 2018-10, and 2018-11. The guidance requires the recognition of ROU assets and corresponding lease liabilities for operating leases, on the balance sheet. For operating leases, the lease cost should be allocated over the lease term on a generally straight-line basis. The amended leases standard gives entities options for transition and provides lessees with practical expedients. The transition option allows entities to not apply the new leases standard in the comparative periods they present in their financial statements in the year of adoption. The practical expedient provides lessees with an option to not separate non-lease components from the associated lease components when certain criteria are met and requires them to account for the combined component in accordance with the new revenue standard if the associated non-lease components are the predominant components. The new standard is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted.
The Company early adopted this guidance on January 1, 2020 in accordance with ASC 842-10-65-1(b) as a private company and elected to apply the guidance to the comparative period, utilizing the retrospective transition method. In adopting ASC 842, the Company utilized certain practical expedients available under the standard. These practical expedients include not recording ROU assets or lease liabilities for leases with terms of 12 months or less and combining lease and non-lease components as a single lease component for its real estate leases. The Company recorded $5.4 million for the ROU assets and $7.1 million for the lease liabilities associated with its operating leases upon adoption. See Note 15 for further information.
Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU replaces the existing incurred loss impairment methodology that recognizes credit losses when a probable loss has been incurred with new methodology pursuant to which loss estimates are based upon lifetime expected credit losses. The amendments in this ASU require a financial asset that is measured at amortized cost to be presented at the net amount expected to be collected. The consolidated statement of operations would then reflect the measurement of credit losses for newly recognized financial assets as well as changes to the expected credit losses that have taken place during the reporting period. The change in allowance recognized as a result of adoption will occur through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the ASU is adopted. The new standard is effective for fiscal years beginning after December 15, 2022, and interim periods within that fiscal year with early adoption permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other-Internal-Use Software (Subtopic 350-40),Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. Under existing U.S. GAAP, there is diversity in practice in accounting for the costs of implementing cloud computing arrangements (CCA) that are service contracts. The amendments in ASU No. 2018-15 amend the definition of a hosting arrangement and require a customer in a hosting arrangement that is a service contract to capitalize certain costs as if the arrangement were an internal-use software project. The new standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021 with early adoption permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which modifies ASC 740 to simplify the accounting for income taxes. The ASU’s amendments are based on changes that were suggested by stakeholders as part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the complexity of accounting standards while maintaining or enhancing the helpfulness of information provided to financial statement users). The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 with early adoption permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements.
In 2021, The FASB issued ASU 2021-04, Earnings per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The FASB is issuing this update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments affect entities when a freestanding equity-classified written call option (such as a warrant) is modified or exchanged and remains equity classified after the modification or exchange. In addition, the amendments impact the recognition and measurement of earnings per share for certain modification and exchange transactions. The new standard is effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently assessing the impact of the guidance on its consolidated financial statements.
There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable. Management does not believe any of these accounting pronouncements have had, or will have, a material impact on the Company’s condensed consolidated financial statements or disclosures.
3.Revenue
The Company’s revenue is generated on transaction fees charged to customers and foreign exchange spreads between the foreign exchange rate offered to customers and the foreign exchange rate on the Company's currency purchases. Revenue is recognized when control of these services is transferred to the Company’s customers, which is the time the funds have been delivered to the intended recipient in an amount that reflects the consideration the Company expects to be entitled to in exchange for services provided. The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which includes the following steps:
(1)identification of the contract with a customer;
(2)identification of the performance obligations in the contract;
(3)determination of the transaction price;
(4)allocation of the transaction price to the performance obligations in the contract; and
(5)recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is derived from each transaction and varies based on the funding method chosen by the customer, the size of the transaction, the currency to be ultimately disbursed, the rate at which the currency was purchased, and the countries to which the funds are transferred. The Company’s contract with customers can be terminated by the customer without a termination penalty up until the time the funds have been delivered to the intended recipient. Therefore, the Company’s contracts are defined at the transaction level and do not extend beyond the service already provided.
The Company’s service comprises a single performance obligation to complete transactions for the Company’s customers. Using compliance and risk assessment tools, the Company performs a transaction risk assessment on individual transactions to determine whether a transaction should be accepted. When the Company accepts a transaction and processes the designated payment method of the customer, the Company becomes obligated to its customer to complete the payment transaction.
The Company recognizes transaction revenue on a gross basis as it is the principal for fulfilling payment transactions. As the principal to the transaction, the Company controls the service of completing payments on its payment platform. The Company bears primary responsibility for the fulfillment of the payment service, is the merchant of record, contracts directly with its customers, controls the product specifications, and defines the value proposition of its services. The Company is also responsible for providing customer support. Further, the Company has full discretion over determining the fee charged to its customers, which is independent of the cost it incurs in instances where it may utilize payment processors or other financial institutions to perform services on its behalf. These fees paid to payment processors and other financial institutions are recognized as transaction expenses in the consolidated statements of operations. The Company does not have any deferred contract acquisition costs.
The deferred revenue balances from contracts with customers were as follows as of December 31, 2019 and 2020 (in thousands):

	Years Ended December 31,
	2019	2020
Deferred revenue, beginning of period	$96	$137
Deferred revenue, end of period	137	1,105
Change in deferred revenue during the period	41	968
The deferred revenue balances from contracts with customers were as follows as of June 30, 2020 and 2021 (in thousands):

	Six Months Ended June 30,
	2020	2021
	(unaudited)
Deferred revenue, beginning of period	$137	$1,105
Deferred revenue, end of period	274	1,126
Change in deferred revenue during the period	137	21
Revenue recognized during the years ended December 31, 2019 and 2020 include substantially all amounts included in deferred revenue at the beginning of each respective year. Revenue recognized during the six month periods ended June 30, 2020 and 2021 (unaudited) from amounts included in deferred revenue at the beginning of the period were $0.1 million and $0.3 million, respectively. Deferred revenue represents amounts received from customers for which the performance obligations are not yet fulfilled. Deferred revenue is included within accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets.

4.Property and Equipment
Property and equipment, net consisted of the following (in thousands):

	As of December 31,		As of June 30,
	2019	2020	2021
			(unaudited)
Capitalized internal-use software	$3,864	$6,170	$7,751
Computer and office equipment	2,425	3,422	3,872
Furniture and fixtures	1,088	1,390	1,420
Leasehold improvements	5,926	6,609	6,800
	13,303	17,591	19,843
Less: Accumulated depreciation and amortization	(3,950)	(7,916)	(10,446)
Property and equipment, net	$9,353	$9,675	$9,397
Depreciation and amortization expense related to property and equipment was $2.7 million and $4.1 million for the years ended December 31, 2019 and 2020, respectively, and $1.9 million and $2.6 million for the six months ended June 30, 2020 and 2021 (unaudited), respectively.
5.Fair Value Measurements
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value and indicates the fair value hierarchy of the valuation inputs used as of December 31, 2019 and 2020 (in thousands):

	Fair Value Measurement at December 31, 2019
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Restricted cash
Certificates of deposit	$102	$102	$—	$102	$—
Total assets	$102	$102	$—	$102	$—

	Fair Value Measurement at December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Restricted cash
Certificates of deposit	$102	$102	$—	$102	$—
Total assets	$102	$102	$—	$102	$—
The carrying values of certain financial instruments, including disbursement prefunding, customer funds receivable, accounts payable, accrued expenses and other current liabilities, customer liabilities and borrowings approximate their respective fair values due to their relative short maturities and are excluded from the fair value tables above. If these financial instruments were measured at fair value in the consolidated financial statements, they would be classified as level 2.
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2019 and 2020.
There were no financial assets and liabilities that are measured at fair value as of June 30, 2021 (unaudited). There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2020 and 2021 (unaudited).

6.Debt
Since 2013, the Company has had access to a variable rate credit facility that, after being modified from time to time, included a $5.0 million term loan and access to $45.0 million in revolving borrowings, net of the term loan amounts outstanding. Interest on the credit facility was based on the Prime Rate as published by the Wall Street Journal plus 1.75%. In June 2019, the Company refinanced into a new Credit Agreement that provided access to $85.0 million in revolving borrowing and repaid the remaining amounts outstanding on its term loan in the amount of $2.8 million. The Credit Agreement had a maturity date of June 12, 2022. Interest on the Revolving Credit Facility borrowings accrued at a floating rate per annum equal to (i) ABR defined in the Credit Agreement as the rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) 5.50% and (c) the Federal Funds Effective Rate in effect for such day plus 0.50% plus (ii) 1.0% (referred to as the Applicable Margin per the Credit Agreement). In addition, an unused revolving line facility fee accrued at a floating rate equal to 0.40% of the unused portion of the line, payable monthly. As of December 31, 2019, the Company had $45.0 million outstanding in Revolving Credit Facility borrowings under the Credit Agreement with an interest rate of 6.50%.
In November 2020, the Company modified the Credit Agreement. As a result, the Credit Agreement provided the Company with access up to $150.0 million in Revolving Credit Facility borrowings that mature on November 16, 2023.
The Company’s Revolving Credit Facility borrowings are subject to mandatory repayment within 20 business days in an amount necessary to reduce the borrowings, in the aggregate, to an amount less than the Company’s customer funds account maintained with the lender. Interest on the Revolving Credit Facility borrowings accrues at a floating rate per annum equal to (i) ABR defined in the Credit Agreement as the rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) 3.25% and (c) the Federal Funds Effective Rate in effect for such day plus 0.50% plus (ii) 1.0%. In addition, an unused revolving line facility fee accrues at a floating rate equal to 0.40% of the unused portion of the line, payable monthly. As of December 31, 2020 and June 30, 2021 (unaudited), the interest rate of Revolving Credit Facility borrowings was 4.25%.
The Company had outstanding borrowings under its Revolving Credit Facility of $80.0 million and zero, as of December 31, 2020 and June 30, 2021 (unaudited), respectively. The Company had unused borrowing capacity of $70.0 million and $150.0 million under the Revolving Credit Facility at December 31, 2020 and June 30, 2021 (unaudited), respectively.
The Revolving Credit Facility includes a letter of credit sub-facility. As of December 31, 2020 and June 30, 2021 (unaudited), the Company had $9.4 million and $16.8 million, respectively, in standby letters of credit outstanding.
The Credit Agreement contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company’s ability to dispose of assets, merge with or acquire other entities, incur indebtedness, pay dividends, incur encumbrances, make distributions to holders of its capital stock, make investments or engage in transactions with affiliates. Defined events of default include an acceleration clause in the event of a Material Adverse Effect (as defined) on the business or financial condition of the Company. Financial covenants include an adjusted quick ratio requirement that is measured on a monthly basis as well as trailing twelve month Consolidated Adjusted EBITDA, as defined in the Credit Agreement, measured on a quarterly basis. The Company was in compliance with all financial covenants as of December 31, 2019, December 31, 2020, and June 30, 2021 (unaudited). The Company’s obligations under the Credit Agreement are secured by substantially all of the assets of the Company other than intellectual property.

7.Net Loss Per Common Share
The following table summarizes the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 (in thousands, except share and per share amounts):

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Numerator:
Net loss	$(51,392)	$(32,564)	$(21,130)	$(9,218)
Deemed dividend on redeemable convertible preferred stock	(12,134)	—	—	—
Net loss attributable to common stockholders	$(63,526)	$(32,564)	$(21,130)	$(9,218)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	21,290,784	21,459,062	20,840,834	23,216,865
Net loss per share attributable to common stockholders:
Basic and diluted	$(2.98)	$(1.52)	$(1.01)	$(0.40)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would have been anti-dilutive:

	As of December 31,		As of June 30,
	2019	2020	2020	2021
			(unaudited)
Redeemable convertible preferred stock	117,788,521	127,082,605	117,788,521	127,410,631
Common stock warrants	256,250	256,250	256,250	256,250
Stock options outstanding	19,045,751	21,034,424	20,562,523	25,355,906
RSUs outstanding(1)	—	437,369	—	617,696
Shares subject to repurchase	1,818,334	1,888,322	1,814,250	1,979,669
Total	138,908,856	150,698,970	140,421,544	155,620,152
_______________
(1)These RSUs were subject to a performance-based vesting condition as of December 31, 2020 and June 30, 2021 (unaudited). See Note 10 for details on these awards.
8.Common Stock
As of December 31, 2019 and 2020, the Company has authorized 168,000,000 and 190,000,000 shares of common stock with a par value of $0.0001 per share, respectively. As of June 30, 2021 (unaudited), the Company has authorized 190,000,000 shares of common stock with a par value of $0.0001 per share. Each holder of a share of common stock is entitled to one vote for each share held at all meetings of stockholders and is entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to the preferential rights of holders of all classes of stock outstanding. Through December 31, 2019 and 2020 and June 30, 2021 (unaudited), no dividends have been declared or paid by the Company.

Warrants
In connection with a previous Credit Agreement, the Company issued stock warrants to purchase shares of common stock with terms of ten years, exercisable at any time, and exercise prices ranging from $0.054 to $0.64 per share, subject to standard anti-dilution adjustments. The warrants were recorded as additional paid-in capital and capitalized as debt issuance costs on the consolidated balance sheets. There were 256,250 warrants outstanding as of December 31, 2019 and 2020 and June 30, 2021 (unaudited), respectively.
9.Redeemable Convertible Preferred Stock
The following tables summarize information regarding each series of redeemable convertible preferred stock outstanding as of December 31, 2019 and 2020 (in thousands, except share and per share amounts):

As of December 31, 2019
Series	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Aggregate Liquidation Preference
Series Seed	10,199,786	6,446,322	$0.27	$1,595	$1,741
Series Seed Prime	8,780,816	8,643,665	0.30	2,506	2,593
Series A	11,514,347	10,359,546	0.50	5,091	5,180
Series B	14,196,476	14,196,476	0.88	12,374	12,500
Series C	25,146,777	25,146,777	1.70	41,863	42,800
Series D	30,331,802	30,331,802	3.79	109,674	115,000
Series E	22,663,934	22,663,933	$5.96	129,770	135,001
Total	122,833,938	117,788,521		$302,873	$314,815

As of December 31, 2020
Series	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Aggregate Liquidation Preference
Series Seed	10,199,786	6,446,322	$0.27	$1,595	$1,741
Series Seed Prime	8,780,816	8,643,665	0.30	2,506	2,593
Series A	11,514,347	10,359,546	0.50	5,091	5,180
Series B	14,196,476	14,196,476	0.88	12,374	12,500
Series C	25,146,777	25,146,777	1.70	41,863	42,800
Series D	30,331,802	30,331,802	3.79	109,674	115,000
Series E	22,663,934	22,663,933	5.96	129,770	135,001
Series F	9,840,797	9,294,084	$9.15	84,834	85,000
Total	132,674,735	127,082,605		$387,707	$399,815

The following tables summarize information regarding each series of redeemable convertible preferred stock outstanding as of June 30, 2021 (unaudited) (in thousands, except share and per share amounts):

As of June 30, 2021
Series	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Aggregate Liquidation Preference
	(unaudited)
Series Seed	10,199,786	6,446,322	$0.27	$1,595	$1,741
Series Seed Prime	8,780,816	8,643,665	0.30	2,506	2,593
Series A	11,514,347	10,359,546	0.50	5,091	5,180
Series B	14,196,476	14,196,476	0.88	12,374	12,500
Series C	25,146,777	25,146,777	1.70	41,863	42,800
Series D	30,331,802	30,331,802	3.79	109,674	115,000
Series E	22,663,934	22,663,933	5.96	129,770	135,001
Series F	9,840,797	9,622,110	$9.15	87,814	88,000
Total	132,674,735	127,410,631		$390,687	$402,815
During the year ended December 31, 2020, the Company issued 9,294,084 shares of Series F redeemable convertible preferred stock at $9.1456 per share for proceeds totaling $85.0 million, net of issuance costs. During the six months ended June 30, 2021 (unaudited), the Company issued 328,026 shares of Series F redeemable convertible stock at $9.1456 per share for proceeds totaling $3.0 million, net of issuance costs.
The terms of Series Seed, Seed Prime, A, B, C, D, E and F redeemable convertible preferred stock are summarized below:
Conversion
Each share of preferred stock is convertible at the option of the holder into such number of common stock at a rate equal to the original issue price of the applicable series of preferred stock divided by the conversion price for the applicable series of preferred stock in effect at the time of the conversion. The conversion price for each share of preferred stock is initially equal to the applicable original issue price, such that the initial conversion rate is 1-for-1. The conversion price is subject to standard anti-dilution adjustments and adjustments for issuance of stock at a price per share less than the conversion price in effect for each series (Series Seed $0.2729 per share, Seed Prime $0.2961 per share, Series A $0.4976 per share, Series B $0.8805 per share, Series C $1.7032 per share, Series D $3.7914 per share, Series E is $5.9566, Series F is $9.1456 per share). Each share of redeemable convertible preferred stock is automatically convertible into common stock based on the conversion rate at such time immediately upon the earlier of (i) closing of a firm commitment underwritten public offering which results in gross cash proceeds of at least $100.0 million and a per share price of $9.1456 (as adjusted for stock splits, stock dividends, combinations, or other similar recapitalization), or (ii) vote or written consent of the holders of the Series C, Series D, and Series E redeemable convertible preferred stock.
Liquidation Preference
In the event of a liquidation, dissolution, or winding up of the Company or a deemed liquidation of the Company, before any payment shall be made to common stockholders, redeemable convertible preferred stock-holders shall be paid, on a pari passu basis amount all classes of redeemable convertible preferred stock, the greater of: (i) the original issue price per share for the redeemable convertible preferred stock plus any dividends declared but unpaid thereon, or (ii) the amount per share as would have been payable had the shares of redeemable convertible been converted to common stock immediately prior to such event. A deemed liquidation event includes (i) a merger or consolidation, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a change in controlling ownership of the Company unless the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock, voting together as a single class on as-converted basis, elect to not classify such an event a deemed liquidation event.
Since a deemed liquidation event would constitute a redemption event outside of the Company’s controls, redeemable convertible preferred stock has been presented within the mezzanine section on the consolidated balance sheets.
Redemption
The convertible preferred stock is not mandatorily redeemable at any future certain date.
Voting
The holders of the Series Seed, Seed Prime, A, B, C, D, E and F redeemable convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters presented to stockholders for a vote. Each holder of the share of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of redeemable convertible preferred stock is convertible at the time of such vote.
Dividends
The holders of the Series Seed, Seed Prime, A, B, C, D, E and F preferred stock are entitled to receive, when and as declared by the Company’s board of directors and out of assets legally available, such dividends as may be declared from time to time by its board of directors. Any dividends shall be distributed among the holder of preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such preferred stock into common stock). To date, no dividends have been declared or paid by the Company.
Tender Offer
In October 2019, the Company facilitated and consummated a tender offer (the “2019 Tender Offer”) in which the Company repurchased shares of common stock and redeemable convertible preferred stock from certain of the Company’s current employees, former employees, founders and investors. In connection with the 2019 Tender Offer, the Company repurchased and retired an aggregate of 2,295,603 shares of Series Seed, Series Seed Prime and Series A redeemable convertible preferred stock for an aggregate purchase price of $13.0 million. The excess of the amount paid over the carrying value of Series Seed, Series Seed Prime and Series A redeemable convertible preferred stock, totaling $12.1 million, was recorded as a deemed dividend. Of the total recorded as a deemed dividend, $6.1 million decreased additional paid-in capital, with the remaining $6.0 million recorded as an increase in accumulated deficit.
In addition, the Company repurchased and retired 2,053,690 shares of common stock for an aggregate purchase price of $11.0 million. See Note 10 for details on this transaction. There were no such transactions during the year ended December 31, 2020 or the six months ended June 30, 2021 (unaudited).
10.Stock-Based Compensation
In 2011, the Company adopted the Remitly Equity Incentive Plan (the “Equity Plan”), as amended. As of June 30, 2021 (unaudited), 43,899,677 shares of Company common stock were reserved for issuance under the Equity Plan, which provides for the issuance of incentive stock options, nonqualified stock options, restricted common stock, and RSUs and stock appreciation rights to employees, directors, officers, and consultants of the Company, of which 1,934,742 remain available for issuance under the plan. The Equity Plan is administered by the Company’s board of directors, which determines the terms of the options granted, including exercise price, number of options granted, and vesting period of such options.

Stock Options
Stock options granted under the Equity Plan generally vest over four years from the vesting commencement date on a monthly basis with or without a one-year cliff or, for nonemployees, ratably on a monthly basis over a shorter period, depending upon anticipated duration of services. Other vesting terms are determined by the Company’s board of directors. All options granted under the Equity Plan are exercisable for up to ten years from the grant date, subject to vesting. In the event of termination of service, option will generally remain exercisable, to the extent vested, for three months following the termination of service.
As of December 31, 2019 and 2020, there are 20,543,116 and 21,678,322 shares authorized for issuance under the plan, of which 1,497,365 and 206,529 options remain available for issuance under the plan, respectively. During the years ended December 31, 2019 and 2020, activity and amounts related to awards to nonemployees under the Plan were not material.
As of June 30, 2021 (unaudited), there are 27,908,344 shares authorized for issuance under the plan, of which 1,934,742 options remain available for issuance under the plan, respectively. During the six months ended June 30, 2021 (unaudited), activity and amounts related to awards to nonemployees under the Plan were not material.
The following is a summary of the Company’s stock option activity during the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021 (unaudited):

	Stock Options
(in thousands, except share and per share amounts)	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1)
Balances as of January 1, 2019	16,273,467	$1.21	8.57	$12,850
Granted	6,447,837	2.39
Exercised	(1,884,271)	0.61		2,967
Forfeited	(1,791,281)	1.52
Balances as of December 31, 2019	19,045,752	1.62	8.30	16,885
Granted	4,783,172	2.70
Exercised	(1,864,794)	1.28		2,370
Forfeited	(929,706)	2.09
Balances as of December 31, 2020	21,034,424	1.88	7.82	64,604
Granted (unaudited)	7,179,253	6.41
Exercised (unaudited)	(2,069,978)	1.85		9,543
Forfeited (unaudited)	(787,793)	3.07
Balances as of June 30, 2021 (unaudited)	25,355,906	3.13	8.00	165,369
Vested and exercisable as of December 31, 2020	9,271,671	$1.37	6.81	$33,190
Vested and expected to vest as of December 31, 2020	21,509,413	$1.88	7.82	$66,039
Vested and exercisable as of June 30, 2021 (unaudited)	9,963,856	$1.54	6.60	$80,817
Vested and expected to vest as of June 30, 2021 (unaudited)	25,822,242	$3.12	8.00	$168,627
_________________
(1)The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock.

The fair value of options granted during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2020 and 2021 (unaudited) was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
(unaudited)
Risk-free interest rates	1.51% to 2.47%	0.30% to 1.47%	0.34% to 1.47%	0.32% to 1.19%
Expected term (in years)	5.0 to 10.0 years	5.0 to 6.6 years	5.0 to 6.1 years	3.5 to 6.8 years
Volatility	53.8 % to 54.0%	37.3% to 54.0%	37.3% to 54.0%	37.8% to 41.4%
Dividend rate	—%	—%	—%	—%
The weighted-average grant date fair value of options granted during the years ended December 31, 2019 and 2020, was $1.23 and $1.10, respectively. The aggregate grant-date fair value of options vested for years ended December 31, 2019 and 2020 was $3.7 million and $5.4 million, respectively.
The weighted-average grant date fair value of options granted during the six months ended June 30, 2020 and 2021 (unaudited), was $0.95 and $3.76, respectively. The aggregate grant-date fair value of options vested for the six months ended June 30, 2020 and 2021 (unaudited) was $2.3 million and $3.3 million, respectively.
Stock-Based Compensation Expense
Stock-based compensation expense during the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021 included in the consolidated statements of operations was as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
Customer support and operations	$25	$22	$9	$37
Marketing	541	869	411	721
Technology and development	1,486	2,130	1,015	1,824
General and administrative	1,596	2,243	1,088	1,643
Total	$3,648	$5,264	$2,523	$4,225
In connection with the 2019 Tender Offer, as discussed in Note 9, the Company repurchased and retired 2,053,690 shares of the Company’s common stock for an aggregate purchase price of $11.0 million. The amounts paid in excess of the fair value of the common shares repurchased from the Company’s employees and founders, totaling $4.0 million were recorded as compensation expense for the year ended December 31, 2019, and are in addition to the amounts included as stock-based compensation expense in the above table. The $4.0 million of excess fair value was recorded in the following line items in the consolidated statements of operations: $0.2 million in marketing, $2.0 million in technology and development, and $1.8 million in general and administrative. The remaining $7.0 million was recorded as a decrease to par value of common stock and an increase in accumulated deficit, as the additional paid-in capital balance at the time of the transaction was zero. There were no such transactions during the year ended December 31, 2020 or the six months ended June 30, 2021 (unaudited).
As of December 31, 2020, the total unamortized compensation cost related to stock options granted were $13.3 million, which will be amortized over a weighted-average remaining requisite service period of 2.37 years.
As of June 30, 2021 (unaudited), the total unamortized compensation cost related to stock options granted were $35.3 million, which will be amortized over a weighted-average remaining requisite service period of 2.66 years.

Restricted Stock Units
RSUs granted under the Equity Plan have a service-based vesting condition which is generally satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter, and a performance-based vesting condition that is satisfied on the earlier of: (1) a change in control or (2) the effective date of an initial public offering of the Company’s securities.
The following is a summary of the Company’s RSU activity during the year ended December 31, 2020 and the six months ended June 30, 2021 (unaudited):

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested at January 1, 2020	—	$—
Granted	437,369	3.54
Vested	—	—
Cancelled/forfeited	—	—
Unvested at December 31, 2020	437,369	$3.54
Granted (unaudited)	180,327	4.95
Unvested at June 30, 2021 (unaudited)	617,696	$3.95
No RSUs were granted during the year ended December 31, 2019 and the six months ended June 30, 2020 (unaudited).
As of December 31, 2020 and June 30, 2021 (unaudited), the Company had $1.5 million and $2.4 million of unrecognized stock-based compensation expense related to RSUs, respectively. As the RSUs vest upon the satisfaction of both the service-based and performance-based vesting conditions, no stock-based compensation will be recognized until the performance-based vesting condition is probable of being satisfied. At the time the performance-based vesting condition becomes probable, which is not until the performance-based vesting condition is satisfied, the Company will recognize cumulative stock-based compensation expense for the outstanding RSUs using the accelerated attribution method.
If the performance-based vesting condition had been satisfied on December 31, 2020, the Company would have recorded stock-based compensation expense of $0.1 million, and unrecognized stock-based compensation related to the RSUs as of December 31, 2020 would have been $1.4 million.
If the performance-based vesting condition had been satisfied on June 30, 2021 (unaudited), the Company would have recorded stock-based compensation expense of $0.7 million, and unrecognized stock-based compensation related to the RSUs as of June 30, 2021 (unaudited) would have been $1.7 million.
11.Related Party Arrangements
The Company entered into promissory note agreements in October 2018, with two executive employees in conjunction with their early exercise of stock options to purchase 1,800,000 shares of the Company’s common stock. The principal amount of the notes is $3.1 million, and interest accrues at 2.83% on the outstanding principal amount annually. The notes are secured by the shares that were exercised and are presented within additional paid in capital as contra-equity. Based on the non-recourse nature of these agreements, the agreements were accounted for as grants of options to purchase common stock. The fair value of the stock options, determined using the Black-Scholes option pricing model is being recognized over the requisite service period.

The associated shares are legally outstanding and included in shares of common stock outstanding in the consolidated financial statements. These shares of common stock were considered unvested as of December 31, 2019 and 2020 and June 30, 2021 (unaudited), respectively, because the underlying promissory notes had not been repaid.
12.Income Taxes
The components of loss before provision for income taxes were as follows (in thousands):

	Years Ended December 31,
	2019	2020
United States	$(52,685)	$(35,542)
Foreign	1,552	4,141
Loss before provision for income taxes	$(51,133)	$(31,401)
The components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2019	2020
Current tax benefit (expense)
Federal	$—	$2
State	(19)	(132)
Foreign	(240)	(1,019)
Total current tax benefit (expense)	(259)	(1,149)
Deferred tax benefit (expense)
Federal	—	—
State	—	—
Foreign	—	(14)
Total deferred tax benefit (expense)	—	(14)
Provision for income taxes	$(259)	$(1,163)
A reconciliation at the applicable federal statutory rate to the Company’s effective income tax rate was as follows:

Years Ended December 31,
	2019	2020
Federal income taxes at statutory rate	21.00%	21.00%
State income tax, net of federal benefit	3.09%	2.93%
Increase in valuation allowance	(25.27) %	(26.26) %
Other	0.67%	(1.37) %
Effective income tax rate	(0.51) %	(3.70) %
As of December 31, 2020, the Company has U.S. net operating loss (“NOL”) carryforwards of $189.4 million and state NOL carryforwards of $91.9 million. Such NOL carryforwards will begin to expire between 2032 and 2039. NOL carryforwards are subject to possible limitation should a change in ownership of the Company occur, as defined by Internal Revenue Code Section 382.

The tax effects of the temporary differences and carryforwards that give rise to deferred tax assets were as follows (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets
Net operating loss carryforwards	$39,381	$45,531
Accrued expenses	527	1,328
Stock-based compensation	967	1,535
Operating lease liabilities	1,509	1,107
Other	70	738
Gross deferred tax assets	42,454	50,239

Deferred tax liabilities
Fixed assets and intangible assets	(351)	(223)
Operating lease right-of-use assets	(1,149)	(825)
Gross deferred tax liabilities	(1,500)	(1,048)

Valuation allowance	(40,913)	(49,159)
Net deferred tax assets	$41	$32
The Company has established a full valuation allowance against the U.S. net deferred tax assets, as it believes that these deferred tax assets do not meet the more likely than not threshold.
The net change in the total valuation allowance was an increase of $12.9 million and $8.2 million for the years ended December 31, 2019 and 2020, respectively.
The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and internationally. As of December 31, 2019 and 2020, there is no accrued interest or penalties associated with income taxes recorded in the consolidated financial statements. The 2011 through 2020 tax years remain open for examination by taxing authorities.
The calculation of the Company’s tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon its evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized. The Company had no uncertain tax positions during the years ended December 31, 2019 and 2020.
The Company recognizes interest and, if applicable, penalties for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expense. In the years ended December 31, 2019 and 2020, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted by the United States on March 27, 2020. The CARES Act did not have a material impact on the Company’s provision for income taxes for the year ended December 31, 2020.

For the Six Months Ended June 30, 2020 and 2021 (unaudited)
The Company computes its tax provision for interim periods by applying the estimated annual effective tax rate to year-to-date income from recurring operations and adjusting for discrete items arising in that quarter.
The Company’s effective tax rates on pre-tax income were (2.1%) and (9.8)% for the six months ended June 30, 2020 and 2021 (unaudited), respectively. The difference between the effective tax rate and the U.S. federal statutory rate of 21% in both periods was primarily the result of foreign income taxed at different rates and changes in the Company’s U.S. valuation allowance.
The Company maintains a full valuation allowance against the U.S. net deferred tax assets, as it believes that these deferred tax assets do not meet the more likely than not threshold.
The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and internationally. As of June 30, 2021, tax years 2011 through 2020 remain open for examination by taxing authorities.
The Company has applied ASC 740, Income Taxes, and has determined that it has no uncertain tax positions during the six months ended June 30, 2020 and 2021 (unaudited). The Company recognizes interest and, if applicable, penalties for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expense.
The CARES Act did not have a material impact on the Company’s provision for income taxes for the six months ended June 30, 2020 or 2021 (unaudited).
13. 401(k) Defined Contribution Plan
The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all domestic employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes discretionary matching contributions that are funded in the following year. The Company matches 50% of the first 3% of compensation that a participant contributes to the 401(k) plan, up to a maximum of $1,000 per plan year. The Company contributed $0.1 million and $0.2 million to the 401(k) plan during the years ended December 31, 2019 and 2020, respectively. The Company may also make discretionary profit-sharing contributions. No profit-sharing contributions were made during the years ended December 31, 2019 and 2020.
The Company contributed $0.2 million to the 401(k) plan for each of the six months ended June 30, 2020 and 2021 (unaudited), respectively. No profit-sharing contributions were made during the six months ended June 30, 2020 and 2021 (unaudited).
14.Commitments and Contingencies
Guarantees and Indemnification
In the ordinary course of business to facilitate sales of its services, the Company has entered into agreements with, among others, suppliers, and partners that include guarantees or indemnity provisions. The Company also enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore no such amounts have been accrued as of December 31, 2019 and 2020 and June 30, 2020 and 2021 (unaudited).

Litigation
From time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. Although the results of litigation and claims are inherently unpredictable, the Company believes that there was not at least a reasonable possibility that it had incurred a material loss with respect to such loss contingencies, as of December 31, 2019 and 2020 and June 30, 2020 and 2021 (unaudited).
15.Leases
The Company leases office space in all of its locations under non-cancelable operating leases with various expiration dates through 2024. Tenant improvement allowance received for the leases in place as of December 31, 2020 totaled $1.8 million.
The components of lease expense, lease term, and discount rate for operating leases are as follows:

	Years Ended December 31,
	2019	2020
Operating lease expense (in thousands)	$2,594	$3,202
Weighted-average remaining lease term (in years)	3.0	2.6
Weighted-average discount rate	6.2%	5.8%
Supplemental cash flow information related to leases was as follows (in thousands):

	Years Ended December 31,
	2019	2020
Cash payments (receipts) included in the measurement of operating lease liabilities – operating cash flows	$2,927	$3,315
The following table represents the maturity of lease liabilities as of December 31, 2020 (in thousands):

Year Ending December 31,
2021	$3,278
2022	2,642
2023	943
2024	468
Total lease payments	7,331
Less: Imputed interest	(364)
Present value of operating lease liabilities	$6,967
16.Segment and Geographical Information
The Company determines operating segments based on how its chief operating decision maker (“CODM”) manages the business, makes operating decisions around the allocation of resources, and evaluates operating performance. The Company’s CODM is its Chief Executive Officer, who reviews the Company’s operating results on a consolidated basis. The Company operates as one segment. Based on the information provided to and reviewed by the Company’s CODM, the Company believes that the nature, amount, timing, and uncertainty of its revenue and how they are affected by economic factors are most appropriately depicted through its primary geographical locations. Revenues recorded by the Company are substantially all from the Company’s single performance obligation which are earned from similar services for which the nature of associated fees and the related revenue recognition models are substantially the same.

The following table presents the Company’s revenue disaggregated by primary geographical location (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
			(unaudited)
United States	$105,356	$199,011	$85,824	$149,843
Canada	12,501	29,871	10,591	24,955
Rest of world	8,710	28,074	8,734	27,308
Total revenue	$126,567	$256,956	$105,149	$202,106
Revenue is attributed to the country in which the customer is located.
The following table summarizes the Company’s long-lived assets based on geography, which consist of property and equipment, net and operating lease right-of-use assets (in thousands):

	As of December 31,		As of June 30,
	2019	2020	2021
			(unaudited)
United States	$9,919	$8,633	$8,072
Philippines	3,466	2,795	2,347
Nicaragua	714	3,049	2,861
Rest of world	1,712	803	635
Total long-lived assets	$15,811	$15,280	$13,915
Long-lived assets are attributed to the country in which the assets are located or owned.
17.Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,		As of June 30,
	2019	2020	2021
			(unaudited)
Trade settlement liability	$271	$16,700	$11,009
Accrued transaction expense	3,590	6,399	9,964
Accrued marketing expense	3,051	4,883	7,117
Reserve for transaction losses	798	3,250	2,321
Accrued salaries and benefits	1,316	1,960	3,650
Other accrued expenses	4,709	6,550	13,869
Total	$13,735	$39,742	$47,930
18.Subsequent Events
The Company has evaluated subsequent events through April 1, 2021, the date on which these consolidated financial statements were available to be issued.
Increase of Authorized Common Shares and Equity Plan Option Pool
In February 2021, the Company’s board of directors approved to increase the number of authorized shares of common stock that can be issued upon the exercise of incentive stock options from 103,799,031 to 131,699,031 shares. In addition, the Company’s board of directors approved to increase the total number of shares of common stock reserved under the Equity Plan by 8,300,000 shares.

19.Subsequent Events (unaudited)
In preparing the unaudited consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021, the Company has evaluated subsequent events through August 30, 2021, the date these unaudited interim consolidated financial statements were available for issuance.
Repayment of Promissory Note Agreements
On August 23, 2021, the promissory note agreements entered into in October 2018 with two executive employees, as described in Note 11, were repaid in full, including amounts owed for accrued interest. The total repayment was approximately $3.3 million.
Secured Revolving Credit Facility
On September 13, 2021, the Company entered into a new credit agreement (the “New Revolving Credit Facility”) which was used to refinance its existing Credit Agreement. The New Revolving Credit Facility will provide for access to $250 million in revolving borrowings and will have a maturity date of September 2026. Borrowings under the New Revolving Credit Facility accrue interest at a floating rate per annum equal to, at our option, (1) the Alternate Base Rate (defined in the New Revolving Credit Facility as the rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect for such day plus 0.50% and (c) the Adjusted LIBO Rate plus 1.00%, subject to a floor of 1.00%) plus 0.50% or (2) the Adjusted LIBO Rate (subject to a floor of 0.00%) plus 1.50%. In addition, there is an unused commitment fee, which accrues at a rate per annum equal to 0.25% of the unused portion of the revolving commitments, and is payable quarterly.
The New Revolving Credit Facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with other entities, incur indebtedness, grant liens, pay dividends or make other distributions to holders of its capital stock, make investments, enter into restrictive agreements or engage in transactions with affiliates. Financial covenants in the New Revolving Credit Facility include (1) a requirement to maintain a minimum Adjusted Quick Ratio of 1.50:1.00, which is tested quarterly, (2) prior to consummation of a qualified IPO, a requirement to maintain a minimum trailing twelve month Consolidated Adjusted EBITDA at levels that vary over time, which is tested quarterly and (3) upon and after consummation of a qualified IPO, a requirement to maintain a minimum Liquidity of $100.0 million, which is tested quarterly.
The obligations under the New Revolving Credit Facility are guaranteed by us and our material domestic subsidiaries, subject to customary exceptions, and are secured by substantially all of the assets of the borrowers and guarantors thereunder, subject to customary exceptions. Amounts of borrowings under the New Revolving Credit Facility may fluctuate depending upon transaction volumes and seasonality.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the registrant, other than the estimated underwriting discounts and commissions, in connection with the sale of the shares of its common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”), registration fee, the Financial Industry Regulatory Authority (the “FINRA”) filing fee, and the Nasdaq Global Select Market listing fee.

Amount Paid or to be Paid
SEC registration fee	$64,093
FINRA filing fee	88,770
Nasdaq Global Select Market listing fee	295,000
Printing fees and expenses	222,843
Legal fees and expenses	2,580,000
Accounting fees and expenses	708,750
Transfer agent and registrar fees and expenses	9,500
Miscellaneous expenses	1,021,938
Total	$4,990,894

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the DGCL, the registrant’s amended and restated certificate of incorporation that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
•any breach of the director’s duty of loyalty to the registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws that will be in effect following the effectiveness of this registration statement provide that:
•the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the registrant may indemnify its other employees and agents as set forth in the DGCL;

•the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
•the rights conferred in the restated bylaws are not exclusive.
Prior to this offering, the registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the registrant regarding which indemnification is sought. The indemnification provisions in the registrant’s amended and restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for its directors and officers.
Certain of the registrant’s directors are also indemnified by their employers with regard to their service on the registrant’s board of directors.
In addition, the underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
From August 31, 2018 and through August 31, 2021, the Registrant issued and sold the following securities:
•The Registrant granted stock options to employees, directors, and other service providers to purchase an aggregate of 23,119,009 shares of common stock under its 2011 Equity Incentive Plan, with per share exercise prices ranging from $1.70 to $14.11, and has issued 9,357,792 shares of common stock upon exercise of stock options under its 2011 Plan.
•The Registrant granted restricted stock units to employees representing an aggregate of 1,301,084 shares under our 2011 Plan.
•In May 2021, the Registrant issued 25,759 shares of common stock to a counterparty in connection with an intellectual property license acquisition in reliance on Rule 506(b) pursuant to a waiver, release and license agreement entered into by Remitly, Inc., a subsidiary of the Registrant.
•Between August 2020 and March 2021, the Registrant issued an aggregate of 9,622,110 shares of the Registrant’s Series F convertible preferred stock to accredited investors at a purchase price of $9.1456 per share for an aggregate purchase price of approximately $88.0 million. Registrant’s Series F convertible preferred stock are convertible into an equivalent number of shares of common stock.
•Between May 2019 and July 2019, the Registrant issued an aggregate of 22,663,933 shares of the Registrant’s Series E convertible preferred stock to accredited investors at a purchase price of $5.9566 per share for an aggregate purchase price of approximately $135.0 million. Registrant’s Series E convertible preferred stock are convertible into an equivalent number of shares of common stock.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2**	Bylaws of the Registrant, as currently in effect
3.3**	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to consummation of this offering
3.4**	Form of Restated Bylaws, to be effective immediately prior to consummation of this offering
4.1**	Form of Common Stock certificate
4.2**	Seventh Amended and Restated Investors’ Rights Agreement dated August 3, 2020
4.3**	Warrant to Purchase Common Stock by and between Silicon Valley Bank and the Registrant, dated June 26, 2013
4.4**	Warrant to Purchase Common Stock by and between Silicon Valley Bank and the Registrant, dated June 27, 2014
4.5**	Warrant to Purchase Common Stock by and between Silicon Valley Bank and the Registrant, dated August 8, 2016
5.1**	Opinion of Fenwick & West LLP
10.1**	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers
10.2**†
Second Amendment to Credit Agreement, dated as of November 16, 2020, by and among the Registrant, Remitly, Inc., Silicon Valley Bank and other banks and financial institutions party thereto, including the Amended and Restated Credit Agreement (amended through November 16, 2020) in Annex A

10.3**	2011 Equity Incentive Plan, as amended, and forms of equity agreements thereunder
10.4**	2021 Equity Incentive Plan, to be effective on the date immediately prior to the effective date of this registration statement, and forms of award agreements thereunder
10.5**	2021 Employee Stock Purchase Plan, to be effective on the date immediately prior to the effective date of this registration statement, and forms of subscription agreement thereunder
10.6**	Forms of Change in Control and Severance Agreement for executive officers
10.7**	Amended and Restated Offer Letter, effective as of September 13, 2021 by and between the Registrant and Matthew Oppenheimer
10.8**	Amended and Restated Offer Letter, effective as of September 13, 2021 by and between the Registrant and Joshua Hug
10.9**	Amended and Restated Offer Letter, effective as of September 13, 2021 by and between the Registrant and Susanna Morgan
10.10**†
Revolving Credit and Guaranty Agreement, dated as of September 13, 2021, among Remitly Global, Inc. and Remitly, Inc., the guarantors party thereto, the lenders and issuing banks party thereto and J.P. Morgan Chase Bank, N.A.

10.11**	Common Stock Purchase Agreement between Remitly Global, Inc. and PayU Fintech Investments B.V. dated September 13, 2021
21.1**	List of Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2**	Consent of Fenwick & West LLP (included in Exhibit 5.1)
_______________
** Previously filed.
†   Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the Commission upon request.

(b)Financial Statement Schedules.
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2019 and 2020 are as follows:

	Years Ended December 31,
	2019	2020
Changes in Valuation Allowance (in thousands)
Balance at the beginning of the period	$27,994	$40,913
Deferred tax assets assumed through business combinations	—	—
Charged to income tax expense	12,919	8,246
(Credited) charged to equity	—	—
Foreign currency exchange	—	—
Other adjustments	—	—
Balance at the end of the period	$40,913	$49,159
ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on September 22, 2021.

REMITLY GLOBAL, INC.

By:	/s/ Matthew Oppenheimer
Matthew Oppenheimer Chief Executive Officer
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Matthew Oppenheimer	Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2021
Matthew Oppenheimer

/s/ Susanna Morgan	Chief Financial Officer (Principal Financial and Accounting Officer)	September 22, 2021
Susanna Morgan

*	Director	September 22, 2021
William Bryant

*	Director	September 22, 2021
Bora Chung

*	Director	September 22, 2021
Joshua Hug

*	Director	September 22, 2021
Laurent Le Moal

*	Director	September 22, 2021
Nigel Morris
*	Director	September 22, 2021
Phillip Riese

*	Director	September 22, 2021
Ron Shah
*	Director	September 22, 2021
Margaret M. Smyth

*	Director	September 22, 2021
Charles Stonecipher

*By:	/s/ Matthew Oppenheimer
Matthew Oppenheimer Attorney-in-Fact